                                            REGISTRATION STATEMENT NO. 333-74823
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  CONOCO INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

               DELAWARE                                 2911                                51-0370352
   (STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)               IDENTIFICATION NUMBER)

                            600 NORTH DAIRY ASHFORD
                              HOUSTON, TEXAS 77079
                              TEL: (281) 293-1000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                  HOWARD J. RUDGE, ESQ.                                   RICK A. HARRINGTON, ESQ.
        SENIOR VICE PRESIDENT AND GENERAL COUNSEL                     SENIOR VICE PRESIDENT, LEGAL, AND
                E. I. DU PONT DE NEMOURS                                       GENERAL COUNSEL
                       AND COMPANY                                               CONOCO INC.
                   1007 MARKET STREET                                      600 NORTH DAIRY ASHFORD
               WILMINGTON, DELAWARE 19898                                   HOUSTON, TEXAS 77079
                   TEL: (302) 774-1000                                       TEL: (281) 293-1000
                   FAX: (302) 773-5176                                       FAX: (281) 293-1440

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

          LOU R. KLING, ESQ.                   WALTER J. SMITH, ESQ.                   JOHN W. WHITE, ESQ.
       MATTHEW J. MALLOW, ESQ.                 BAKER & BOTTS, L.L.P.                 CRAVATH, SWAINE & MOORE
      EILEEN NUGENT SIMON, ESQ.                   ONE SHELL PLAZA                       825 EIGHTH AVENUE
        SKADDEN, ARPS, SLATE,                      910 LOUISIANA                     NEW YORK, NEW YORK 10019
          MEAGHER & FLOM LLP                    HOUSTON, TEXAS 77002                   TEL: (212) 474-1000
           919 THIRD AVENUE                     TEL: (713) 229-1234                    FAX: (212) 474-3700
       NEW YORK, NEW YORK 10022                 FAX: (713) 229-1522
         TEL: (212) 735-3000
         FAX: (212) 735-2000

                            ------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: Upon completion of the exchange offer referred to in this document.
   If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]
   If this Form is filed to register additional securities for an offering under Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
   If this Form is a post-effective amendment filed under Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM AGGREGATE
         TITLE OF SECURITIES BEING REGISTERED                 OFFERING PRICE (1)(2)        AMOUNT OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Class B common stock, $.01 par value (3)...............          $5,244,192,273                  $1,457,886(4)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) The maximum number of shares of Class B common stock of Conoco Inc. offered in exchange for shares of common stock, $.30 par value, of E. I. du Pont de Nemours and Company, as described in the Offering Circular-Prospectus filed as part of this Registration Statement.
(2) Estimated solely for purposes of calculating the registration fee and computed under Rule 457(f)(1) under the Securities Act of 1933, as amended, based on $55.50, the average of the high and low sale prices reported on the New York Stock Exchange Composite Tape on March 17, 1999 for the DuPont common stock to be received by DuPont in exchange for shares of Conoco Class B common stock.
(3) Includes the associated preferred share purchase rights, which (a) are not currently separable from the shares of Conoco Class B common stock and (b) are not currently exercisable. See "Description of Conoco Capital
    Stock -- Anti-Takeover Effects of Certificate and By-law Provisions."
(4) Previously paid.
                            ------------------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING UNDER SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS DOCUMENT IS NOT COMPLETE AND MAY BE CHANGED. CONOCO CLASS B COMMON STOCK MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS DOCUMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

(Subject to Completion)

Issued July 2, 1999


                      E. I. du Pont de Nemours and Company

                               Offer to Exchange
                             Shares of Class B Common Stock
                                       of

                                  Conoco Inc.
                               for each share of

                                  Common Stock
                                       of

                      E. I. du Pont de Nemours and Company
THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON
             , 1999, UNLESS THE OFFER IS EXTENDED.

DuPont stockholders who elect to participate will receive from DuPont shares of Conoco Class B common stock for each DuPont share tendered. DuPont
will accept up to an aggregate of          DuPont shares under the exchange
offer.


The exchange offer is available only to DuPont stockholders who are United States persons, as explained on page 25. DuPont stockholders who are not United States persons are ineligible to participate in the exchange offer. Instead, we are extending a substantially concurrent cash offer to purchase DuPont shares from stockholders who are not United States persons. If you are not a United States person, you should contact D.F. King & Co., Inc. at the telephone number shown below or your broker for more information regarding the cash offer. United States persons are not eligible to participate in the cash offer.

                            ------------------------


The terms and conditions of the exchange offer are described in this document, which you should read carefully. Neither DuPont, Conoco nor any of their directors makes any recommendation as to whether or not you should tender your shares. You must make your own decision after reading this document and consulting with your advisors based on your own financial position and requirements.

                            ------------------------


This is the initial public offering of Conoco Class B common stock, and no public market currently exists for the Class B shares. The Conoco Class B common stock has been approved for listing on the New York Stock Exchange under the symbol "COC.B."

                            ------------------------


Investing in the Conoco Class B common stock involves risks. See "Risk Factors" beginning on page 18.

                            ------------------------

The Securities and Exchange Commission and any state securities regulators have not approved or disapproved of these securities or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.


DuPont has retained the services of D.F. King as information agent to assist you in connection with the exchange offer. You may call D.F. King at (800) 755-3105 (toll free) in the United States to request additional documents and to ask any questions or at (212) 269-5550 (collect) elsewhere.

                            ------------------------

                 The Dealer Manager for the Exchange Offer is:
                           MORGAN STANLEY DEAN WITTER

           , 1999

                               TABLE OF CONTENTS


Questions and Answers About the
  Exchange Offer...........................    4
Summary....................................    7
  E. I. du Pont de Nemours and Company.....    7
  Conoco Inc. .............................    8
  Terms of the Exchange Offer..............    9
  Summary Historical and Pro Forma
    Financial Data of DuPont...............   12
  Summary Historical and Pro Forma
    Financial Data of Conoco...............   14
Risk Factors...............................   18
  Tendering and nontendering stockholders
    are affected differently by the
    exchange offer.........................   18
  The IRS may treat the transaction as
    taxable to DuPont and its stockholders
    if representations made to the IRS were
    inaccurate or if undertakings made to
    the IRS are not complied with..........   18
  Tendering stockholders may not receive
    any premium............................   18
  Market prices for Conoco Class B common
    stock may vary from market prices for
    Conoco Class A common stock............   18
  The split-off will cause DuPont's assets
    and total capitalization to decrease...   19
  Low oil and gas prices have negatively
    affected Conoco's financial results and
    may continue to do so in the future....   19
  Global political and economic
    developments may hurt Conoco's
    operations.............................   19
  Conoco and DuPont may have conflicts of
    interest...............................   20
  The oil and gas reserves data in this
    document are only estimates, and may
    prove to be inaccurate.................   20
  Conoco's growth depends on finding new
    reserves...............................   20
  Risk of Future Acquisitions and Other
    Transactions by DuPont and Conoco......   21
  Conoco may incur material costs to comply
    with environmental regulations.........   21
  Changes in government regulations may
    impose price controls and limitations
    on production of oil and gas...........   21
  Potential year 2000 problems may
    adversely affect Conoco's business.....   21
  Provisions in Conoco's by-laws,
    certificate of incorporation, and
    Delaware law could deter takeover
    attempts...............................   22
  There is no public market for Conoco
    Class B common stock and an active
    trading market may not develop.........   22
  Conoco may not pay dividends on its
    common stock...........................   22
The Transaction............................   23
  Background and Purpose...................   23
  Effects..................................   23
  No Appraisal Rights......................   23
  Regulatory Approvals.....................   24
  Accounting Treatment.....................   24
The Exchange Offer.........................   25
  Terms of the Exchange Offer..............   25
  Proration; Tenders for Exchange by
    Holders of Fewer Than 100 Shares of
    DuPont Common Stock....................   26
  Fractional Shares........................   26
  Exchange of Shares of DuPont Common
    Stock..................................   26
  Procedures for Tendering DuPont Shares...   27
  DuPont's Interpretations are Binding.....   29
  Lost or Destroyed Certificates...........   29
  Guaranteed Delivery Procedure............   29
  Withdrawal Rights........................   30
  Book-Entry Accounts......................   30
  Extension of Tender Period; Termination;
    Amendment..............................   31
  Conditions for Completion of the Exchange
    Offer..................................   31
  Fees and Expenses........................   33
  Legal Limitation.........................   34
Price Range of DuPont Common Stock and
  Dividends................................   35
Price Range of Conoco Class A Common Stock
  and Dividends............................   36
Special Note on Forward-Looking
  Information..............................   37
Selected Historical and Pro Forma Financial
  Data of DuPont...........................   38
Selected Historical and Pro Forma Financial
  Data of Conoco...........................   40
Unaudited Pro Forma Consolidated Financial
  Statements of DuPont.....................   43
Unaudited Pro Forma Financial Statements of
  Conoco...................................   52
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations of Conoco.....................   61
  Liquidity and Capital Resources..........   62
  Investment Activities....................   62
  Financing Activities.....................   66
  Results of Operations....................   68
  Upstream Segment Results.................   73
  Downstream Segment Results...............   75
  Corporate and Other Segment Results......   76
  Environmental Expenditures...............   77
  Tax Matters..............................   78
  Year 2000................................   79
  European Monetary Union..................   80
  Restructuring............................   81
  New Accounting Standards.................   81
  Market Risks.............................   82
Business of DuPont.........................   86
  General..................................   86
  Reportable Segments......................   86

  Recent Developments...........................         88
Business of Conoco..............................         89
  General.......................................         89
  Business Strategy.............................         89
  Conoco History................................         90
  Financial Information -- Operating Segment and
    Geographic Information......................         90
  Upstream......................................         90
  Downstream....................................        104
  Power.........................................        114
  Core Values...................................        115
  Environmental Regulation......................        116
  Sources of Supply.............................        118
  Research and Development......................        119
  Patents and Trademarks........................        119
  Operating Hazards and Insurance...............        119
  Properties....................................        119
  Employees.....................................        119
  Legal Proceedings.............................        120
Management......................................        121
  Directors and Executive Officers..............        121
  Election and Compensation of Directors........        124
  Committees of the Board of Directors..........        125
  Stock Ownership of Directors and Executive
    Officers....................................        126
  Compensation of Executive Officers............        127
  Retirement Benefits...........................        129
  Severance Arrangements........................        130
Principal Stockholders of Conoco Common Stock...        131
Principal Stockholders of DuPont Common Stock...        132
Shares Eligible for Future Sale.................        132
Description of Conoco Capital Stock.............        133
  General.......................................        133
  Common Stock..................................        133
  Preferred Stock...............................        134
  Anti-Takeover Effects of Certificate and
    By-law Provisions...........................        135
  Contractual Relations among Conoco, DuPont and
    Related Entities............................        139
  Delaware Business Combination Statute.........        140
  Limitations on Directors' Liability...........        140
  Listing.......................................        141
  Transfer Agent and Registrar..................        141
Comparison of Rights of Holders of DuPont Common
  Stock and Conoco Common Stock.................        142
  Authorized Capital Structure and Liquidation
    Rights......................................        142
  Dividend Policy...............................        142
  Voting Rights.................................        142
  Anti-Takeover Provisions......................        143
  Listing.......................................        145
Arrangements Between Conoco and DuPont..........        146
  Restructuring, Transfer and Separation
    Agreement...................................        146
  Intercompany Notes............................        148
  Tax Sharing Agreement.........................        148
  Employee Matters Agreement....................        149
  Transitional Services Agreements..............        150
  Information Systems and Telecommunication
    Carrier Transitional Services Agreements and
    Facilities Lease Agreements.................        150
  Natural Gas Supply Agreement..................        150
  Feedstock for DuPont's Sabine River Works
    Plant.......................................        150
  Motor Carrier Agreement.......................        150
  Registration Rights Agreement.................        151
United States Federal Income Tax Consequences...        152
Legal Matters...................................        153
Experts.........................................        153
Where You Can Find More Information.............        154
Conoco Inc. Index to Consolidated Financial
  Statements....................................        F-1
Schedule A -- Transactions Concerning Common
  Stock of DuPont...............................        A-1

                             QUESTIONS AND ANSWERS
                            ABOUT THE EXCHANGE OFFER

     Q1.  WHY HAS DUPONT DECIDED TO SEPARATE CONOCO FROM THE REST OF DUPONT?

     A1. As part of our increased focus on our materials and life sciences businesses, in September 1998 our board of directors approved a plan to separate our oil and gas business, operated through Conoco, from our other businesses.

     We believe that separating Conoco from DuPont will:

     - allow each company to independently access the capital markets;

     - permit DuPont to expand its life sciences business, while at the same time allowing Conoco to pursue its investment program in new and capital-intensive oil and gas projects;

     - facilitate future partnerships, combinations and other arrangements between Conoco and other entities in the oil and gas business;

     - allow each company to offer incentives to its employees that are more closely linked to its performance;

     - permit each company to focus its managerial and financial resources on the growth of its business; and

     - enhance both DuPont's and Conoco's abilities to engage in future acquisitions in which their own stock is issued as consideration.

     Q2.  WHY DID DUPONT CHOOSE THE EXCHANGE OFFER AS THE WAY TO SEPARATE
CONOCO?

     A2. DuPont believes the exchange offer is a tax efficient way to achieve the goals outlined above. It allows you to adjust your investment between DuPont and Conoco on a tax-free basis and provides you with the opportunity to receive the anticipated premium referred to in question 11.

     Q3.  MAY I PARTICIPATE IN THE EXCHANGE OFFER?

     A3. You may participate in the exchange offer only if you are a United States person that holds DuPont shares. You are a United States person if you are:

     - an individual who is a United States citizen or United States resident for United States federal income tax purposes;


     - a corporation, partnership, limited liability company or other entity created or organized in the United States or under the laws of the United States or of any state within the United States;


     - an estate which is subject to United States income tax on all of its income, regardless of the source of such income; or

     - a trust if a United States court is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. Such a trust includes, without limitation, any United States pension trust organized under Section 401(a) of the Internal Revenue Code.

You are urged to consult your tax advisor regarding your status as a United States person to determine your eligibility to participate in the exchange offer.

     Q4. IF I AM NOT A UNITED STATES PERSON, MAY I STILL EXCHANGE MY DUPONT SHARES?

     A4. No. If you are not a United States person, you may not exchange your DuPont shares for Conoco shares in the exchange offer. You may, however, sell your DuPont shares in a substantially concurrent cash offer in which we are offering to purchase for cash DuPont shares held by non-United States persons. If you are not a United States person, you should contact D.F. King or your broker for more information regarding the cash offer. United States persons are not eligible to participate in the cash offer.

     Q5. HOW MANY SHARES OF CONOCO CLASS B COMMON STOCK WILL I RECEIVE FOR EACH SHARE OF DUPONT COMMON STOCK THAT I TENDER?

     A5.  You will receive      shares of Conoco Class B common stock for each
share of DuPont common stock that you validly tender in the exchange offer. This is sometimes referred to in this document as the exchange ratio.

     Q6.  WHEN DOES THE EXCHANGE OFFER EXPIRE?

     A6.  The exchange offer period and withdrawal rights will expire at 12:00
midnight, New York City time, on             , 1999, unless extended by DuPont.
You must tender your DuPont shares prior to this date if you wish to participate.

     Q7.  HOW DO I PARTICIPATE IN THE EXCHANGE OFFER?


     A7. The procedures you must follow to participate in the exchange offer will depend on whether you hold your DuPont shares in certificated form, through a bank or broker, through an employee benefit plan or through a Blueprint brokerage account held at Merrill Lynch. For specific instructions about how to participate, see "Summary -- Terms of the Exchange Offer -- Procedures for tendering" on page 10, and "The Exchange Offer -- Procedures for Tendering DuPont Shares" on page 27.


     Q8.  CAN I TENDER ONLY A PORTION OF MY DUPONT SHARES IN THE EXCHANGE OFFER?

     A8.  Yes. You may tender some or all of your DuPont shares.

     Q9.  WHAT DO I DO IF I WANT TO RETAIN MY DUPONT SHARES?

     A9. If you want to retain your DuPont shares, you do not need to take any action.

     Q10.  CAN I CHANGE MY MIND AFTER I TENDER MY DUPONT SHARES?

     A10. Yes. You may withdraw tenders of your shares any time before the exchange offer expires. If you change your mind again, you can retender your DuPont shares by following the tender procedures again prior to the expiration of the exchange offer.

     Q11.  WHAT IS THE ANTICIPATED PREMIUM?

     A11.  Based on the closing trading prices for shares of DuPont common stock
(NYSE: DD) and Conoco Class A common stock (NYSE: COC) on                , 1999,
and assuming that Conoco Class B common stock trades at the same or a greater price as Conoco Class A common stock, the exchange ratio would result in a DuPont stockholder receiving Conoco shares with a market value greater than the market value of the DuPont shares tendered. The Conoco Class B common stock may, however, trade at a different price than the Conoco Class A common stock. Because of this and because market prices for Conoco Class A common stock and DuPont common stock may fluctuate over the course of the exchange offer, we cannot predict what the amount of the premium, if any, will be at the closing of the exchange offer or the prices at which Conoco or DuPont shares will trade over time.

     You can calculate the anticipated premium using the following formula:

     (Exchange ratio) X (price of one share of
                                          Conoco Class A common stock)       - 1      X    100%
     ----------------------------------------------------------------------
     Price of one DuPont share

     For example: Assume a price of $     for a DuPont share and a price of
$     for a Conoco share -- the closing trading prices on the NYSE for shares of
DuPont common stock and Conoco Class A common stock on                , 1999. At
an exchange ratio of           shares of Conoco Class B common stock for each

DuPont share, and assuming the Class B common stock trades at the same price as Conoco Class A common stock, the anticipated premium would be approximately percent of the DuPont share price.

     Q12. ARE THERE ANY CONDITIONS TO DUPONT'S OBLIGATION TO COMPLETE THE EXCHANGE OFFER?


     A12. Yes. We do not have to complete the exchange offer unless the conditions outlined on pages 31-33 are satisfied. In particular, we will not close the exchange offer unless enough DuPont shares are tendered so that at
least           shares of Conoco Class B common stock can be exchanged. DuPont may at any time waive any or all of the conditions to the exchange offer.


     Q13.  WHAT HAPPENS IF FEWER THAN           DUPONT SHARES ARE TENDERED SUCH
THAT FEWER THAN 436.5 MILLION CONOCO SHARES WOULD BE EXCHANGED?


     A13. We may choose from several alternatives, including divesting some or all of our remaining shares in a spin-off, secondary sale or other disposition, or retaining some of our Conoco shares. In a spin-off, some or all of the Conoco shares still held by DuPont after the exchange offer is completed would be distributed to the remaining DuPont stockholders on a pro rata basis. In a secondary sale, we would sell all or a portion of any remaining shares in an offering that would close following the exchange offer. Alternatively, we may retain all or a portion of any remaining shares for no longer than five years on terms consistent with the representations made to the Internal Revenue Service in connection with the ruling discussed in question 15. However, shares of Conoco Class B common stock representing at least 80 percent of the total voting power of Conoco must be distributed in the exchange offer and any subsequent spin-off taken together.


     Q14.  WHAT HAPPENS IF MORE THAN      DUPONT SHARES ARE TENDERED, I.E., THE
EXCHANGE OFFER IS OVERSUBSCRIBED?


     A14. If the exchange offer is oversubscribed, all DuPont shares that are properly tendered will be accepted for exchange on a pro rata basis, except that tenders by persons who own fewer than 100 shares of DuPont common stock, or odd-lots, will not be subject to proration. Shares you own in a DuPont or DuPont affiliated savings plan are not eligible for this preferential treatment. Proration will be based on the number of DuPont shares each stockholder has tendered in the offer, and not on the stockholder's aggregate ownership of DuPont. Any shares not accepted for exchange as a result of proration will be returned to tendering stockholders in book-entry form. Any fractional shares or shares not tendered but represented by stock certificates sent in will be returned in book-entry form. For information on book-entry, see "Book-Entry Accounts" on page 30.


     Q15. WILL I BE TAXED ON THE SHARES OF CONOCO THAT I RECEIVE IN THE EXCHANGE OFFER?


     A15. DuPont has received a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP and a ruling from the IRS to the effect that, for United States federal income tax purposes, the exchange offer and any subsequent spin-off will generally be tax-free to DuPont stockholders. The tax opinion and the ruling do not address state, local or foreign tax consequences that may be applicable to DuPont stockholders. You should consult your tax advisor as to the particular tax consequences to you of the exchange offer and any subsequent spin-off.


     Q16. WHO SHOULD I CALL IF I HAVE QUESTIONS OR WANT COPIES OF ADDITIONAL DOCUMENTS?


     A16. You may call the information agent, D.F. King, at (800) 755-3105 (toll free) in the United States to ask any questions or to request additional documents or (212) 269-5550 (collect) elsewhere.

                                    SUMMARY


     As used in this document, unless the context requires otherwise, (1) references to DuPont or "we" include E. I. du Pont de Nemours and Company and its consolidated subsidiaries and (2) references to Conoco include Conoco Inc., its consolidated subsidiaries and its ownership interest in equity affiliates. Unless the context otherwise indicates, we have assumed throughout this document that the exchange offer is fully subscribed and that all shares of Conoco Class B common stock held by DuPont are distributed through the exchange offer. This summary highlights selected information from this document but may not contain all the information that is important to you. To fully understand the exchange offer and for a more complete description of the legal terms of the exchange offer, you should read carefully this entire document and the documents to which we have referred you. To find out how to obtain copies of these documents, see "Where You Can Find More Information" on page 154.


                      E. I. DU PONT DE NEMOURS AND COMPANY

     DuPont is a world leader in science and technology in a range of disciplines, including high-performance materials, specialty chemicals, pharmaceuticals and biotechnology. DuPont has a portfolio of 2,000 trademarks and brands, including such well-known consumer brands as Lycra(R), Teflon(R), Stainmaster(R), Kevlar(R), Nomex(R), Tyvek(R), Dacron(R), Cordura(R), Corian(R), SilverStone(R), and Mylar(R). DuPont operates 200 manufacturing and processing facilities in 65 countries worldwide.

     DuPont presents its results in eight reportable segments:

     - Agriculture & Nutrition,

     - Nylon Enterprise,

     - Performance Coating & Polymers,

     - Pharmaceuticals,

     - Pigments & Chemicals,

     - Polyester Enterprise,

     - Specialty Fibers, and

     - Specialty Polymers.

The balance of DuPont's continuing operations is reported in another segment consisting of DuPont's photomasks, safety resources and global services businesses. DuPont also has petroleum operations conducted through Conoco, which are reported in DuPont's financial statements as discontinued operations. DuPont expects to divest the petroleum business from its operations through the exchange offer. DuPont and its subsidiaries, excluding Conoco, employ approximately 92,000 people worldwide and have annual revenues of approximately $25 billion.


     On March 10, 1999, DuPont announced the proposed creation of a tracking stock for its life sciences businesses, which would be issued to all of its stockholders. The amendment of DuPont's certificate of incorporation to create this tracking stock, which is intended to provide investors an opportunity to invest in a security the terms of which more closely track the economic performance of DuPont's life sciences businesses, must be approved by DuPont stockholders. After the issuance of the tracking stock, the existing DuPont common stock is expected to more closely mirror the performance of its materials businesses. DuPont anticipates that stockholder approval will be sought in the first quarter of 2000. In February 1999, the Clinton administration proposed changes to the federal income tax laws, as part of its budget package, that, if enacted, could adversely affect the tax consequences relating to the issuance of tracking stock and, as a result, could adversely affect DuPont's ability to issue the tracking stock for its life sciences businesses. It is presently unclear whether this proposal will be enacted into law and, if so, what form it would take. In the event that the tracking stock proposal is not implemented, DuPont is unable to estimate what effect, if any, this would have on the trading price of DuPont common stock.

     On March 15, 1999, DuPont agreed to effect a business combination with Pioneer Hi-Bred International, Inc., the world's largest seed company, in a stock and cash merger valued at approximately $7.7 billion. DuPont currently has a 20 percent equity interest in Pioneer, as well as joint venture and other arrangements with Pioneer. The merger is expected to close during the summer of 1999. For further details, see footnote 1 to "Unaudited Pro Forma Consolidated Financial Statements of DuPont" on page 48.



     For more details about DuPont's business, see page 86.


     DuPont's principal executive office is located at 1007 Market Street, Wilmington, Delaware 19898 and its telephone number is (302) 774-1000.

                                  CONOCO INC.

     Conoco is a major, integrated, global energy company operating in 40 countries worldwide. Conoco was founded in 1875 and acquired by DuPont in 1981 and is involved in both the upstream and downstream operating segments of the petroleum industry. Upstream activities include exploring for, and developing, producing and selling crude oil, natural gas and natural gas liquids. Downstream activities include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products and transporting, distributing and marketing petroleum products. Conoco is also engaged in developing and operating power facilities.

     As of December 31, 1998, Conoco had proved worldwide reserves of 2,622 million barrels of oil equivalent, 39 percent of which were natural gas. In this document, natural gas volumes have been converted to barrels-of-oil-equivalent using a ratio of 6,000 cubic feet of natural gas to one barrel-of-oil-equivalent. Based on 1998 annual production of 213 million barrels-of-oil-equivalent, excluding natural gas liquids from gas plant ownership, Conoco had a reserve life of 12.3 years as of December 31, 1998. Over the last five years, Conoco has replaced an average of 195 percent of the oil and gas it produced each year. Conoco owns or has equity interests in nine refineries worldwide, with a total crude oil and condensate processing capacity of approximately 807,000 barrels per day. Conoco also has a marketing network of approximately 7,900 outlets in the United States, Europe and Asia.


     Based on public filings, for the year ended December 31, 1998, Conoco ranked eighth in worldwide production of petroleum liquids by U.S.-based companies, eleventh in natural gas production and eighth in refining throughput. Over that same period, Conoco reported net income of $450 million, which includes a net charge for special items of $271 million, on total revenues of approximately $23 billion. For the first quarter of 1999, Conoco had net income of $83 million on total revenues of $5.3 billion. For more details about Conoco's business, see page 89.


     Conoco's principal executive office is located at 600 North Dairy Ashford, Houston, Texas 77079 and its telephone number is (281) 293-1000.

                          TERMS OF THE EXCHANGE OFFER


Terms of the exchange offer
  (see page 25)................We are offering to exchange      shares of Conoco
                               Class B common stock for each share of DuPont common stock held by United States persons, up to
                               an aggregate of           shares of DuPont common
                               stock tendered. You may tender all, some, or none of your DuPont shares.



                               The exchange offer is available only to United States persons, as explained on page 25. You are urged to consult your tax advisor regarding your status as a United States person.


                               All DuPont shares held by United States persons properly tendered and not withdrawn will be exchanged at the exchange ratio, on the terms and subject to the conditions of the exchange offer, including the proration provisions. We will promptly return to stockholders any DuPont shares not accepted for exchange following the expiration of the exchange offer.


Expiration date; extension;
termination (see pages 25 and
  31)..........................The exchange offer and withdrawal rights will expire at 12:00 midnight, New York City time, on
                                           , 1999, unless extended by DuPont.
                               You must tender your DuPont shares prior to this date if you wish to participate. We may also terminate the exchange offer in the circumstances described on page 31.



Proration; odd-lots (see page
26)............................If more than        DuPont shares are tendered,
                               we will accept all DuPont shares properly tendered on a pro rata basis. We will announce the preliminary proration factor by press release promptly after the exchange offer expires. We expect to announce any final proration factor approximately seven business days after the expiration date.


                               If you own fewer than 100 shares of DuPont common
                               stock as of           , 1999, and tender all of
                               these shares for exchange, you may request preferential treatment by completing the box captioned "Odd-Lot Shares" on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. If your odd-lot shares are held by a broker for your account, you can contact the broker and request the preferential treatment. All of your shares will be accepted for exchange without proration if the exchange offer is completed. Shares you own in a DuPont or DuPont affiliated savings plan are not eligible for this preferential treatment. However, shares you own in a Blueprint brokerage account at Merrill Lynch are eligible for this preferential treatment.

Divestment of any remaining
Conoco shares..................If the number of DuPont shares tendered is such that fewer than 436.5 million shares of Conoco Class B common stock would be exchanged for those DuPont shares, some or all of the Conoco Class B common stock still held by us after the exchange offer is completed may be distributed to the remaining DuPont stockholders on a pro rata basis through a spin-off, sold in a secondary offering or otherwise disposed of. Alternatively, we may retain all or a portion of any remaining Conoco shares for up to five years on terms consistent with representations made to the IRS.

Withdrawal rights (see page
29)............................You may withdraw tenders of your DuPont shares at any time before the exchange offer expires. If you change your mind again, you may retender your DuPont shares by following the exchange offer procedures again prior to the expiration of the exchange offer.

Conditions of the exchange
offer (see page 30)............The exchange offer is subject to various
                               conditions, including that at least      DuPont
                               shares are tendered.

Procedures for tendering (see
  pages 26-27).................If you hold certificates for DuPont shares, you must complete and sign the letter of transmittal designating the number of DuPont shares you wish to tender. Send it, together with your DuPont share certificates and any other documents required by the letter of transmittal, by registered mail, return receipt requested, so that it is received by the exchange agent at one of the addresses listed on the back cover of this document before the expiration of the exchange
                               offer on                , 1999.

                               If you hold DuPont shares through a broker, you should receive instructions from your broker on how to participate. In this situation, you do not need to complete the letter of transmittal. Please contact your broker directly if you have not yet received instructions. Some financial institutions may also effect tenders by book-entry transfer through The Depository Trust Company.

                               If you hold certificates for DuPont shares or if you hold DuPont shares through a broker, you may also comply with the procedures for guaranteed delivery.


                               If you participate in a DuPont or a DuPont affiliated company savings plan listed on page 28, or hold shares in a Blueprint brokerage account at Merrill Lynch, you will receive separate instructions from the trustee or Merrill Lynch on how to tender these DuPont shares. You may not use the letter of transmittal to tender shares held under any such plan.


Delivery of Conoco Class B
  common stock.................We will deliver shares of Conoco Class B common stock by book-entry transfer as soon as
                               practicable after acceptance of DuPont shares for exchange.


Comparative per share market
price information (see pages 34
  and 35)......................The Conoco Class B common stock has been approved for listing on the NYSE under the symbol "COC.B." Shares of DuPont and Conoco Class A common stock are currently listed and traded on the NYSE. The DuPont common stock is traded under the symbol "DD," and the Conoco Class A common stock is traded under the symbol "COC." Upon the closing of the exchange offer, the symbol for the Conoco Class A common stock will be changed to "COC.A."


                               Holders of Conoco Class A common stock and Class B common stock generally have identical rights, including dividend and liquidation rights, except that holders of Conoco Class A common stock are entitled to one vote per share, while holders of Conoco Class B common stock are entitled to five votes per share. The Conoco Class B common stock is anticipated to trade in a similar price range as the Class A common stock. We cannot, however, assure that this will occur.


                               On March 19, 1999, the last trading day before the initial filing of the registration statement relating to the exchange offer, the closing sale price of DuPont common stock on the NYSE was
                              $56 5/8 and the closing sale price of Conoco Class
                               A common stock was $24. On                , 1999,
                               the last trading day before the start of the
                               exchange offer, the closing sale price of DuPont
                               common stock on the NYSE was $     , and the
                               closing sale price of Conoco Class A common stock
                               on the NYSE was $     .



United States federal income
tax consequences (see page
  151).........................We have received a tax opinion from Skadden,
                               Arps, Slate, Meagher & Flom LLP and a ruling from the IRS to the effect that the exchange offer and any subsequent spin-off generally will be tax-free to DuPont and its stockholders. Each stockholder should consult his or her tax advisor as to the particular tax consequences of the exchange offer and any subsequent spin-off.


No appraisal rights............No appraisal rights are available to stockholders of DuPont or Conoco in connection with the exchange offer.

Exchange agent.................First Chicago Trust Company of New York

Information agent..............D.F. King & Co., Inc.

Dealer manager.................Morgan Stanley & Co. Incorporated

Risk factors (see page 17).....You should consider carefully the matters described under the caption "Risk Factors," as well as the other information set forth in this document.

Determining whether to
participate in the exchange
  offer........................Neither DuPont nor Conoco nor any of their directors makes any recommendation as to whether you should tender your DuPont shares. You must make your own decision whether to tender and, if so, how many shares to tender after reading this document and consulting with your advisors based on your own financial position and requirements. In addition, you should consult your tax advisor regarding your status as a United States person to determine your eligibility to participate in the exchange offer. We urge you to read this document very carefully.

           SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA OF DUPONT


     The following table contains summary consolidated historical and pro forma financial data of DuPont's continuing operations as of the dates and for the periods indicated. The pro forma information is provided to aid in your analysis of the financial aspects of the exchange offer and cash offer. This information may not necessarily reflect the results of operations, financial position and cash flows of DuPont in the future. The information is only a summary and you should read it together with the pro forma unaudited consolidated financial statements of DuPont included elsewhere in this document and with the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" located in the DuPont 1998 Form 10-K and the DuPont Form 10-Q for the quarter ended March 31, 1999, which we have filed with the SEC, and which we have incorporated in this document by reference. To find out where you can obtain copies of DuPont's SEC filings, see "Where You Can Find More Information" on page 154.


     The pro forma financial data for DuPont give effect to the following transactions and events:

     - the split-off of Conoco through an exchange of 100 percent of Conoco Class B common stock held by DuPont for DuPont common stock held by United States persons.

     - a cash offer to purchase a predetermined number of shares of DuPont common stock held by persons that are not United States persons.

     - various payments received by DuPont from Conoco in connection with Conoco's repayment of intercompany indebtedness to DuPont as part of the separation:

        -- receipt by DuPont of Conoco's initial public offering proceeds of $4.2 billion in October 1998.

        -- receipt by DuPont in April 1999 of $3,970 million from Conoco's sale of senior debt securities.

        -- receipt by DuPont in May 1999 of $1,022 million from Conoco's sales of commercial paper.

     The historical financial statements of DuPont reflect these payments as of the dates received. To the extent these events are not reflected in the historical income statements, the unaudited pro forma income statements for DuPont assume that these transactions occurred as of the beginning of the periods presented. To the extent these events are not reflected in the historical balance sheet, the unaudited pro forma balance sheet assumes that these transactions occurred as of March 31, 1999.

                                     DUPONT

                                                  THREE MONTHS
                                                ENDED MARCH 31,                 YEAR ENDED DECEMBER 31,
                                                ----------------    -----------------------------------------------
                                                 1999      1998      1998      1997      1996      1995      1994
                                                 ----      ----      ----      ----      ----      ----      ----
                                                  (UNAUDITED)
STATEMENT OF INCOME DATA:                                      (IN MILLIONS, EXCEPT PER SHARE DATA)
Sales.........................................  $6,295    $6,194    $24,767   $24,089   $23,644   $24,500   $22,518
Other Income..................................      18(1)    297        981     1,005     1,101       797       674
                                                ------    ------    -------   -------   -------   -------   -------
   Total......................................   6,313     6,491     25,748    25,094    24,745    25,297    23,192
Cost of Goods Sold and Other Operating
 Charges......................................   3,873     4,049     15,664    15,564    15,314    15,572    14,498
Selling, General and Administrative
 Expenses.....................................     535       479      2,115     2,061     2,119     2,283     2,215
Depreciation and Amortization.................     335       332      1,452     1,361     1,526     1,643     1,748
Research and Development Expense..............     358       264      1,308     1,072       990     1,031     1,004
Interest Expense..............................      96       127        520       389       409       449       343
Purchased In-Process Research and
 Development..................................      40        60      1,443     1,478        --        --        --
Employee Separation Costs and Write-down of
 Assets.......................................      --       118        633       340        --        --        --
                                                ------    ------    -------   -------   -------   -------   -------
       Total..................................   5,237     5,429     23,135    22,265    20,358    20,978    19,808
Income from Continuing Operations Before
 Income Taxes and Minority Interests..........   1,076     1,062      2,613     2,829     4,387     4,319     3,384
Provision for Income Taxes....................     432       417        941     1,354     1,416     1,432     1,164
Minority Interests in Earnings of Consolidated
 Subsidiaries.................................      16         8         24        43        40        29        15
                                                ------    ------    -------   -------   -------   -------   -------
   Income from Continuing Operations..........  $  628    $  637    $ 1,648   $ 1,432   $ 2,931   $ 2,858   $ 2,205
                                                ======    ======    =======   =======   =======   =======   =======

                                                   PRO FORMA AS      PRO FORMA FOR
                                                  OF AND FOR THE     THE YEAR ENDED
                                                THREE MONTHS ENDED    DECEMBER 31,
                                                  MARCH 31, 1999          1998
                                                ------------------   --------------
                                                   (UNAUDITED)        (UNAUDITED)
STATEMENT OF INCOME DATA:
Sales.........................................        $6,295            $24,767
Other Income..................................            18                981
                                                      ------            -------
   Total......................................         6,313             25,748
Cost of Goods Sold and Other Operating
 Charges......................................         3,873             15,664
Selling, General and Administrative
 Expenses.....................................           535              2,115
Depreciation and Amortization.................           335              1,452
Research and Development Expense..............           358              1,308
Interest Expense..............................           119                516
Purchased In-Process Research and
 Development..................................            40              1,443
Employee Separation Costs and Write-down of
 Assets.......................................            --                633
                                                      ------            -------
       Total..................................         5,260             23,131
Income from Continuing Operations Before
 Income Taxes and Minority Interests..........         1,053              2,617
Provision for Income Taxes....................           422                917
Minority Interests in Earnings of Consolidated
 Subsidiaries.................................            16                 24
                                                      ------            -------
   Income from Continuing Operations..........        $  615            $ 1,676
                                                      ======            =======

Basic Earnings Per Share of Common Stock --
Continuing Operations.                          $  .55    $  .56    $  1.45   $  1.26   $  2.60   $  2.43   $  1.61
Diluted Earnings Per Share of Common Stock --
 Continuing Operations........................  $  .55    $  .55    $  1.43   $  1.24   $  2.56   $  2.41   $  1.60
Dividends Per Common Share....................  $  .35    $ .315    $ 1.365   $  1.23   $ 1.115   $ 1.015   $   .91
Weighted Average Number of Shares Outstanding
 (millions):
 Basic........................................   1,127     1,128      1,129     1,131     1,121     1,170     1,360
 Diluted......................................   1,138     1,146      1,145     1,150     1,140     1,183     1,371

OTHER DATA:
Cash Provided by Continuing
 Operations...................................  $  147    $  152    $ 4,132   $ 4,027   $ 4,109   $ 5,170   $ 3,697
Cash Used for Investment Activities of
 Continuing Operations........................  (2,086)   (1,040)     (178)    (4,022)     (987)   (1,286)   (1,744)
Cash Used for Financing Activities............   2,242     2,103    (3,053)      (451)   (4,018)   (3,571)   (2,878)

BALANCE SHEET DATA:
Cash and Cash Equivalents.....................  $1,003    $2,024    $ 1,059   $ 1,004   $ 1,066   $ 1,408   $   856
Working Capital...............................  (3,872)   (2,374)    (2,374)   (2,110)       15    (2,116)    3,208
Net Property, Plant and Equipment.............  14,817    13,092     14,131    12,601    10,959    11,389    11,385
Total Assets..................................  41,967    39,797     38,536    36,689    32,342    32,748    32,577
Long-Term Borrowings and Capital Lease
 Obligations..................................   4,566     6,402      4,495     5,897     5,052     5,646     6,338
Minority Interests............................     464       381        407       361       315       223       192
Stockholders' Equity..........................  14,133    11,629     13,954    11,270    10,593     8,323    12,743

Basic Earnings Per Share of Common Stock --
Continuing Operations.                                $  .66(2)         $  1.79(2)
Diluted Earnings Per Share of Common Stock --
 Continuing Operations........................           .65(2)            1.76(2)
Dividends Per Common Share....................
Weighted Average Number of Shares Outstanding
 (millions):
 Basic........................................           931(2)             933(2)
 Diluted......................................           942(2)             948(2)
OTHER DATA:
Cash Provided by Continuing
 Operations...................................
Cash Used for Investment Activities of
 Continuing Operations........................
Cash Used for Financing Activities............
BALANCE SHEET DATA:
Cash and Cash Equivalents.....................        $  908
Working Capital...............................           104
Net Property, Plant and Equipment.............        14,817
Total Assets..................................        33,222
Long-Term Borrowings and Capital Lease
 Obligations..................................         4,566
Minority Interests............................           464
Stockholders' Equity..........................         9,459

------------
(1) Includes an exchange loss of $131 on forward exchange contracts purchased in 1998 to fix in U.S. dollars the cash required to acquire Herberts, the automotive coatings business of Hoechst AG. The purchase price for Herberts was negotiated in German marks.


(2) Pro forma data are provided for illustrative purposes based on an assumed exchange ratio as described on page 49.

           SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA OF CONOCO

     The following table contains summary historical and pro forma financial data of Conoco as of the dates and for the periods indicated. The pro forma information is provided to aid in your analysis of the financial aspects of the exchange offer. The information may not necessarily reflect the results of operations, financial position and cash flows of Conoco in the future or what the results of operations, financial position and cash flows would have been had Conoco been a separate, stand-alone entity during all of the periods presented. The information is only a summary and you should read it together with the consolidated financial statements of Conoco, the pro forma financial statements of Conoco and the other information about Conoco included elsewhere in this document. You should also read the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Conoco" and "Business of Conoco" sections of this document, which describe Conoco's business, as well as a number of factors that have affected Conoco's financial results, including declining crude oil and natural gas prices.

     The pro forma financial data for Conoco give effect to the following transactions and events:

     - the split-off of Conoco through an exchange of 100 percent of Conoco Class B common stock held by DuPont for DuPont common stock held by United States persons; and

     - various payments made by Conoco to DuPont in connection with Conoco's repayment of intercompany indebtedness to DuPont as part of the separation:

      -- payment by Conoco to DuPont in October 1998 of $4.2 billion from Conoco's initial public offering proceeds.

      -- payment by Conoco to DuPont in April 1999 of $3,970 million from Conoco's sale of senior debt securities.

      -- payment by Conoco to DuPont in May 1999 of $1,022 million from Conoco's sales of commercial paper.

     To the extent these events are not reflected in the historical consolidated income statements of Conoco, the unaudited pro forma consolidated income statements assume that these transactions occurred as of the beginning of the periods presented. To the extent these events are not reflected in the historical balance sheet, the unaudited pro forma balance sheet assumes that these transactions occurred as of March 31, 1999.

     Except where otherwise indicated, reserve and production information in the following tables includes Conoco's share of equity affiliates. Oil includes crude oil, condensate and natural gas liquids expected to be removed for Conoco's account from its natural gas production.

                                     CONOCO


                                                                                                    PRO FORMA AS
                                 THREE MONTHS                                                     ADJUSTED FOR THE  PRO FORMA AS
                                     ENDED                                                          THREE MONTHS    ADJUSTED FOR
                                   MARCH 31,                  YEAR ENDED DECEMBER 31,                  ENDED       THE YEAR ENDED
                                ---------------   -----------------------------------------------    MARCH 31,      DECEMBER 31,
                                 1999     1998     1998      1997      1996      1995      1994         1999            1998
                                 ----     ----     ----      ----      ----      ----      ----   ---------------- --------------
                                                              (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Total Revenues(1).............  $5,335   $5,834   $23,168   $26,263   $24,416   $20,518   $19,433      $5,335         $23,110
Cost of Goods Sold and Other
 Operating Expenses...........   3,005    3,393    13,840    16,226    14,560    11,146    10,640       3,005          13,840
Selling, General and
 Administrative Expenses......     186      183       736       726       755       728       679         186             736
Stock Option Provision........      --       --       236        --        --        --        --          --             236
Exploration Expenses(2).......      46       67       380       457       404       331       357          46             380
Depreciation, Depletion and
 Amortization.................     302      267     1,113     1,179     1,085     1,067     1,244         302           1,113
Taxes Other Than on
 Income(1)....................   1,591    1,417     5,970     5,532     5,637     5,823     5,477       1,591           5,970
Interest and Debt Expense.....      71        1       199        36        74        74        63          71             225
                                ------   ------   -------   -------   -------   -------   -------      ------         -------
Income Before Income Taxes....     134      506       694     2,107     1,901     1,349       973         134             610
Provision for Income Taxes....      51      190       244     1,010     1,038       774       551          51             218
                                ------   ------   -------   -------   -------   -------   -------      ------         -------
   Net Income(3)..............  $   83   $  316   $   450   $ 1,097   $   863   $   575   $   422      $   83         $   392
                                ======   ======   =======   =======   =======   =======   =======      ======         =======
Segment Net Income:
Upstream:
 United States................  $   40   $   88   $   219   $   445   $   314   $   258   $   248
 International................      68      143       283       439       367       234       250
Downstream:
 United States................      17       34       135       216       172       112       104
 International................      23       57       156        91       117       121       137
Corporate and Other(3)........     (65)      (6)     (343)      (94)     (107)     (150)     (317)
                                ------   ------   -------   -------   -------   -------   -------
                                $   83   $  316   $   450   $ 1,097   $   863   $   575   $   422
                                ======   ======   =======   =======   =======   =======   =======
Earnings Per Share
 Basic........................  $  .13   $  .72   $   .95   $  2.51   $  1.98   $  1.32   $   .97      $  .13         $   .62
 Diluted......................  $  .13   $  .72   $   .95   $  2.51   $  1.98   $  1.32   $   .97      $  .13         $   .62
Weighted Average Shares
 Outstanding
 Basic........................     628      437       474       437       437       437       437         628             628
 Diluted......................     635      437       475       437       437       437       437         635             637
Dividends Per Share of Common
 Stock(4).....................  $  .14   $   --   $    --   $    --   $    --   $    --   $    --
OTHER DATA:
Cash Provided By Operations...  $  393   $   12   $ 1,373   $ 2,876   $ 2,396   $ 1,924   $ 2,143
Capital Expenditures and
 Investments..................     415      431     2,516     3,114     1,944     1,837     1,665
Cash Used for Investing
 Activities...................     547      165     1,598     2,037     1,647     1,677     1,364
Cash Used for (Provided from)
 Financing Activities.........    (188)     262       555       499       187       313       773
Cash Exploration Expense......      28       43       217       286       262       204       200


------------
(1) Includes petroleum excise taxes of $5,801, $5,349, $5,461, $5,655, and $5,291 for 1998, 1997, 1996, 1995 and 1994, and of $1,546 and $1,373 for the
    first three months of 1999 and 1998. Petroleum excise taxes for pro forma presentation are the same as in the applicable historical periods presented.

(2) Includes cash exploration overhead and operating expense, DD&A, dry hole costs and impairments of unproved properties.

(3) Includes after-tax exchange gains (losses) of $32, $21, $(7), $(40) and $(143) for 1998, 1997, 1996, 1995 and 1994, $2 and $7 for the first three months of 1999 and 1998 and $23 for the pro forma as adjusted for the year ended December 31, 1998 and $2 pro forma as adjusted for the three months ended March 31, 1999.


(4) Conoco's initial dividend was determined on a pro rata basis covering the period from October 27, 1998, the closing date of Conoco's initial public offering, to December 31, 1998, and is equivalent to $.19 per share for a full quarter.

                                     CONOCO

                                                 THREE MONTHS                                                         PRO FORMA
                                                    ENDED                                                            AS ADJUSTED
                                                  MARCH 31,                         DECEMBER 31,                        AS OF
                                                 ------------      -----------------------------------------------    MARCH 31,
                                               1999       1998      1998      1997      1996      1995      1994         1999
                                               ----       ----      ----      ----      ----      ----      ----     ------------
                                                                                    (IN MILLIONS)
BALANCE SHEET DATA:
Cash and Cash Equivalents...................  $   425    $   729   $   394   $ 1,147   $   846   $   286   $   319     $    399
Working Capital.............................     (706)(1)     569       45       567       862       999     1,790         (706)(1)
Net Property, Plant and Equipment...........   11,230     10,831    11,413    10,828    10,082     9,758     9,522       11,230
Total Assets................................   16,080     16,716    16,075    17,062    15,226    14,229    15,271       16,082
Long-Term Borrowings -- Related Parties.....    3,970      1,567     4,596     1,450     2,287     2,141     2,279           --
Other Long-Term Borrowings and Capital Lease
  Obligations...............................       93        103        93       106       101        65       342        4,091
Total Stockholders' Equity/Owner's Net
  Investment................................    4,342      7,936     4,438     7,896     6,579     6,754     7,274        4,342

                                                               1998      1997      1996      1995      1994
                                                               ----      ----      ----      ----      ----
OPERATING DATA:
Proved Reserves at December 31:
  Oil (MMbbls)..............................................    1,591     1,624       973       977       988
  Natural Gas (Bcf).........................................    6,183     5,861     5,396     5,048     4,674
  Total Proved Reserves (MMBOE).............................    2,622     2,601     1,872     1,818     1,767
International Proved Reserves (% of Total)..................       73%       73%       65%       63%       61%
Reserve Replacement Ratio...................................      110%      448%      126%      127%      157%
Reserve Life (years)(2).....................................     12.3      12.4       8.9       9.3       8.2
Finding and Development Costs
  per BOE(3)................................................  $  4.03   $  3.63   $  4.84   $  5.39   $  6.24
Average Daily Production:
  Oil (Mbbls/day)...........................................      348       374       374       346       367
  Natural Gas (MMcf/day)....................................    1,411     1,203     1,211     1,126     1,327
  Total Production (MBOE/day)...............................      583       575       576       534       588
Average Production Costs per BOE(4).........................  $  3.95   $  4.21   $  3.84   $  3.92   $  3.59
Refinery Capacity at December 31 (Mbbls/day)(5).............      807       754       743       621       602
Refinery Utilization(5).....................................       92%       91%       83%       97%       99%
Total Refinery Inputs (Mbbls/day)(6)........................      823       780       732       721       697
Sales of Refined Products (Mbbls/day).......................    1,049     1,048       998       983       931
Retail Marketing Outlets at December 31(7):
  United States.............................................    4,897     4,903     4,976     5,125     5,196
  International.............................................    3,023     2,971     2,874     2,390     2,438

------------

(1) The working capital deficit results from the issuance of short-term commercial paper to repay the remaining related-party debt owed to DuPont. For detailed information, see Conoco's unaudited pro forma financial statements on page 52.


(2) Total proved reserves at December 31 divided by annual production, excluding natural gas liquids from gas plant ownership.

(3) Finding and development costs per barrel-of-oil-equivalent represent a trailing five-year average for each year displayed.

(4) Excludes equity affiliates and processed natural gas liquids.

(5) Based on rated capacity to process crude oil and condensate excluding other feedstocks.

(6) Includes crude oil, condensate and other feedstocks. This does not include Conoco's indirect 1.2 percent interest in a 95,000 barrel per day refinery in Mersin, Turkey, acquired as a result of Conoco's marketing joint venture in Turkey.

(7) Represents outlets owned by Conoco and others that sell Conoco's refined products.

RECENT RESULTS



     Although Conoco's results from operations for the second quarter of 1999 are not finalized, the following statements reflect Conoco's expectations based on currently available information.



     Crude oil prices have risen globally in the second quarter of 1999 due primarily to supply reductions resulting from the lower production rates implemented by OPEC countries during the first quarter of 1999. Conoco's worldwide net realized crude oil price for the second quarter of 1999 will be higher than the $11.00 per barrel price realized in the first quarter of 1999 and the $12.45 per barrel price realized in the second quarter of 1998. By contrast, lower seasonal demand, particularly outside the U.S., is expected to result in worldwide net realized natural gas prices being lower than the $2.08 per thousand cubic feet price realized in the first quarter of 1999 and the $2.15 per thousand cubic feet realized in the second quarter of 1998.



     Worldwide crude oil production in the second quarter of 1999 will be slightly lower than the 326,000 barrels per day of production in the first quarter of 1999 but at similar levels versus the second quarter of 1998. Lower seasonal demand, primarily from outside of the U.S., is expected to result in reduced worldwide natural gas deliveries in the second quarter of 1999 versus the 1,816 million cubic feet per day produced in the previous quarter. However, natural gas production is much higher (approximately 15 percent) than the second quarter of 1998, due to the start-up of the Britannia field in the U.K. sector of the North Sea and higher production from the Lobo field in south Texas.



     Downstream refining volumes will be slightly higher than in the first quarter of 1999, and also higher than the second quarter of 1998, due primarily to the startup of the Melaka refinery in Malaysia. Refining margins continue to be depressed in the second quarter of 1999.



     Additionally, non-operating expenses will be slightly higher than the first quarter of 1999, but significantly higher than the second quarter of 1998 due to higher interest expense resulting from Conoco's separation from DuPont.



     Based on these factors, Conoco expects 1999 second quarter net income to be slightly higher than the $83 million reported in the first quarter of 1999. These expectations include an approximate $19 million charge related to a recently completed but unsuccessful exploration well drilled in New Zealand. Actual results may differ materially from these second quarter estimates.

                                  RISK FACTORS


     You should consider carefully all of the information set forth or incorporated by reference in this document and, in particular, the following risk factors in considering whether or not to tender your DuPont shares under the exchange offer. In addition, for a discussion of additional uncertainties associated with (1) the businesses of DuPont and Conoco and (2) forward-looking statements in this document, please see "Special Note on Forward-Looking Information" on page 37.


TENDERING AND NONTENDERING STOCKHOLDERS ARE AFFECTED DIFFERENTLY BY THE EXCHANGE OFFER

     Your investment will be subject to different risks as a result of the exchange offer, regardless of whether you tender your DuPont shares. DuPont will no longer have access to the cash flow, assets and operations of Conoco, which may adversely affect its ability to finance:

     - its research and development activities,

     - capital expenditures,

     - working capital,

     - dividends and

     - other general corporate requirements.

Whether you tender your shares or not, the shares you hold after the exchange offer will be in a company which is very different from the company in which you held shares before the exchange offer.

THE IRS MAY TREAT THE TRANSACTION AS TAXABLE TO DUPONT AND ITS STOCKHOLDERS IF REPRESENTATIONS MADE TO THE IRS WERE INACCURATE OR IF UNDERTAKINGS MADE TO THE IRS ARE NOT COMPLIED WITH


     DuPont has received a ruling from the IRS to the effect that, for United States federal income tax purposes, the exchange offer and any subsequent spin-off will generally be tax-free to DuPont stockholders and to DuPont. DuPont and its stockholders that receive Conoco shares could be subject to a material amount of taxes as a result of the exchange offer, or any subsequent spin-off, if Conoco and DuPont do not comply with the undertakings they made to the IRS in connection with obtaining the ruling, or if the representations made by Conoco and DuPont to the IRS in connection with obtaining the ruling are determined to be inaccurate. Conoco will be liable to DuPont for any corporate level taxes incurred by DuPont to the extent such taxes are attributable to specified actions or failures to act by Conoco, or to specified transactions involving Conoco following the exchange offer and any subsequent spin-off. For a description of material United States federal income tax consequences to DuPont stockholders of the exchange offer and any subsequent spin-off, see "United States Federal Income Tax Consequences" on page 152. For a summary of DuPont's and Conoco's obligations in connection with obtaining the ruling and potential tax liabilities if the transaction is held to be taxable, see "Arrangements Between Conoco and DuPont -- Tax Sharing Agreement" on page 148.


TENDERING STOCKHOLDERS MAY NOT RECEIVE ANY PREMIUM

     DuPont cannot predict whether there will be a premium at the end of the exchange offer. Accordingly, if you tender your DuPont shares, you may not receive any premium. The anticipated premium is based on the market prices for Conoco Class A common stock and DuPont common stock immediately prior to the commencement of the exchange offer. Any premium to be received by DuPont stockholders participating in the exchange offer will depend on the prices for DuPont shares and Conoco Class B common stock at the closing of the exchange offer. DuPont also cannot predict the prices at which shares of Conoco or DuPont will trade over time.

MARKET PRICES FOR CONOCO CLASS B COMMON STOCK MAY VARY FROM MARKET PRICES FOR CONOCO CLASS A COMMON STOCK

     Market prices for Conoco Class B common stock may not be the same as market prices for Conoco Class A common stock. Although the Conoco Class B common stock has substantially identical rights to the Class A common stock, other than voting rights, it is nevertheless possible that market prices for the Conoco Class B common stock could be lower than those of the Conoco Class A common stock.

THE SPLIT-OFF WILL CAUSE DUPONT'S ASSETS AND TOTAL CAPITALIZATION TO DECREASE


     Assuming the exchange offer is fully subscribed, DuPont will no longer own any of the outstanding stock of Conoco. Accordingly, DuPont's balance sheet and income statement will no longer reflect the assets and operations of Conoco, and the total market capitalization of DuPont is expected to decrease considerably. Upon completion of the exchange offer, DuPont will no longer have access to the cash flow provided by Conoco. In the past, DuPont has utilized this cash flow to finance research and development activities, capital expenditures, working capital, dividends and for other general corporate purposes. For more information on the financial effect on DuPont of the split-off, see "Unaudited Pro Forma Consolidated Financial Statements of DuPont" on page 43.


LOW OIL AND GAS PRICES HAVE NEGATIVELY AFFECTED CONOCO'S FINANCIAL RESULTS AND MAY CONTINUE TO DO SO IN THE FUTURE

     Crude oil prices declined substantially in 1998 and in early 1999 and these depressed prices could reoccur. Decreases in crude oil and natural gas prices and refined product margins adversely affect Conoco. Lower crude oil and natural gas prices had a significant negative impact on Conoco's financial results in 1998 and in the first quarter of 1999. Conoco's net income fell 59 percent in 1998 compared to 1997. As a result of reduced crude oil and petroleum product price levels in 1998, Conoco wrote down its inventories by $97 million in the fourth quarter of 1998 in accordance with Conoco's inventory valuation policy. Future declines in commodity prices could necessitate further write-downs. Lower crude oil and natural gas prices may reduce the amount of oil and natural gas reserves Conoco can produce economically, and existing contracts that Conoco has entered into may become uneconomic.

     Conoco has no control over many factors affecting prices for its products. Prices for crude oil, natural gas, and refined products may fluctuate widely in response to changes in global and regional supply, political developments and the ability of the Organization of Petroleum Exporting Countries and other producing nations to set and maintain production levels and prices. Prices for crude oil, natural gas and refined products are also affected by changes in demand for these products, which may result from global events, as well as supply and demand in industrial markets, such as the steel and aluminum markets. For a discussion of recent oil and gas prices and their effect on Conoco, see "Management's Discussion and Analysis of Financial Condition and Results of Operations of Conoco" on pages 69-70 and 72-73.

GLOBAL POLITICAL AND ECONOMIC DEVELOPMENTS MAY HURT CONOCO'S OPERATIONS

     Local political and economic factors in international markets may have a material adverse effect on Conoco. Approximately 43 percent of Conoco's sales in 1998 were derived from markets outside the United States, and approximately 73 percent of Conoco's proved reserves at December 31, 1998 were located outside of the United States.

     There are many risks associated with operations in international markets, including changes in foreign governmental policies relating to crude oil, natural gas or refined product pricing and taxation, other political, economic or diplomatic developments, changing political conditions and international monetary fluctuations. These risks include:

     - political and economic instability or war;

     - the possibility that a foreign government may seize Conoco's property with or without compensation;

     - confiscatory taxation;

     - a foreign government attempting to renegotiate or revoke existing contractual arrangements; and

     - fluctuating currency values, hard currency shortages and currency controls.

Recent turmoil in regions such as Russia, Southeast Asia and South America has subjected Conoco's operations in these regions to increased risks.

     Actions of the United States government through tax and other legislation, executive order and commercial restrictions could adversely affect Conoco's operating profitability both in the U.S. and overseas. The United States government can prevent or restrict Conoco from doing business in foreign countries. These restrictions and those of foreign governments have in the past limited Conoco's ability to operate in or gain access to opportunities in various countries. Various agencies of the United States and other governments have from time to time imposed restrictions on Conoco's ability to operate in or gain attractive opportunities in various countries. Actions by both the United States and host governments have affected operations significantly in the past and will continue to do so in the future.


     Conoco is also exposed to risks associated with fluctuations in foreign currency exchange rates as indicated in "Management's Discussion and Analysis of Financial Condition and Results of Operations of Conoco -- Market
Risks -- Foreign Currency Risk" on page 85.



CONOCO AND DUPONT MAY HAVE CONFLICTS OF INTEREST



     Conflicts of interest may arise between Conoco and DuPont in a number of areas relating to their past and ongoing relationships including the nature, quality and pricing of services rendered by the parties to each other. A majority of Conoco's current board of directors are designees of DuPont. In addition, several current members of Conoco's board hold positions with DuPont. Following the exchange offer it is expected that only one person will be a director on both DuPont's and Conoco's board of directors, although depending on the level of any remaining shareholdings in Conoco, DuPont may retain the right to designate up to two directors on Conoco's board. The director holding positions in both companies, as well as the other directors designated by DuPont, may face conflicts of interest with respect to such matters as acquisitions, finances and other corporate opportunities that might be suitable for both Conoco and DuPont. For more information on the connections between Conoco's directors and DuPont, see "Management -- Directors and Executive Officers" on page 121.



     For purposes of governing their ongoing relationship, Conoco and DuPont have entered into various agreements involving the provision of services such as natural gas and gas liquids supply, technical, processing, purchasing, legal and computer services. These agreements were negotiated in the context of a parent-subsidiary relationship. As a result, these agreements or the related transactions may have been on terms less favorable to Conoco than could have been obtained from unaffiliated third parties. For more information on these intercompany agreements, see "Arrangements Between Conoco and DuPont" on page 146.


THE OIL AND GAS RESERVES DATA IN THIS DOCUMENT ARE ONLY ESTIMATES, AND MAY PROVE TO BE INACCURATE

     The reserve data included in this document represent estimates only. Actual production, revenues and expenditures with respect to Conoco's reserves will probably vary from these estimates, and such variances may be material. Many of the factors, assumptions and variables involved in estimating reserves are beyond the control of Conoco, and may prove to be incorrect over time.


     The reliability of reserve estimates depends on the quality and quantity of technical and economic data, the production performance of the reservoirs and extensive engineering judgment. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions. Adverse changes in economic conditions, including a drop in crude oil or natural gas prices, may render it uneconomical to produce reserves that are more expensive to produce. For more information on Conoco's oil and gas reserves data, see "Business of Conoco -- Upstream" on page 90.


CONOCO'S GROWTH DEPENDS ON FINDING NEW RESERVES

     Conoco's ability to achieve its growth objectives depends upon its success in finding, acquiring or gaining access to additional reserves. Conoco's future drilling, exploration and acquisition activities may not be successful. If these activities are unsuccessful, this failure would have an adverse effect on Conoco's future results of operations and financial condition.

     In general, production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. If Conoco does not conduct successful exploration and development activities, or acquire properties containing proved reserves, its total proved reserves will decline.

     Conoco's exploration and development activities expose it to inherent drilling risks, including the risk that it will not find any economically productive natural gas or oil reservoirs. The costs of drilling, completing and operating wells are often uncertain, and numerous factors beyond Conoco's control may cause drilling operations to be curtailed, delayed or cancelled.

RISK OF FUTURE ACQUISITIONS AND OTHER TRANSACTIONS BY DUPONT AND CONOCO



     Each of DuPont and Conoco, in the ordinary course and on a regular basis, engages in discussions with other companies in their respective industries concerning possible acquisitions, divestitures, mergers, joint ventures, research alliances and other types of transactions, many of which are or could be material to DuPont or Conoco. Such transactions are often dilutive to earnings, particularly on a pro forma basis and in the early years following their completion. In particular, DuPont is currently engaged in discussions in a number of different areas, including pharmaceuticals, with other companies relating to transactions of the types described above. In this regard, DuPont announced at its annual meeting of stockholders in April 1999 that it would seek to enter into an alliance to strengthen its pharmaceutical business.



     DuPont has also entered into a merger agreement to acquire the portion of Pioneer it does not currently own for approximately $7.7 billion in cash and DuPont stock. In the year 2000, the first full year of combined operations with Pioneer, DuPont expects fully diluted earnings per share, excluding the impact of nonrecurring items, to be reduced by about seven percent as the result of increased interest expense and purchase price amortization associated with the acquisition. Preliminary analysis indicates that 1999 pro forma earnings, assuming the merger took place on January 1, 1999, could show even more dilution due to the required exclusion under pro forma rules of future operating benefits DuPont expects to realize from the combined operations. Actual dilution will be dependent on many factors including earnings of DuPont and Pioneer after the merger, allocations of purchase price, including amounts assigned to purchased in-process research and development, the number of DuPont shares acquired under the exchange offer and cash offer, and the number of DuPont shares issued to acquire Pioneer.


CONOCO MAY INCUR MATERIAL COSTS TO COMPLY WITH ENVIRONMENTAL REGULATIONS

     Compliance with environmental regulations could have a material adverse effect on Conoco. Conoco incurs, and expects to continue to incur, substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment, including costs to remediate contamination at various owned and previously owned facilities and at third-party sites where Conoco's products or wastes have been handled or disposed.

     New laws and regulations, the imposition of tougher requirements in permits, increasingly strict enforcement of existing laws and regulations or the discovery of previously unknown contamination may require future expenditures to:

     - modify operations;

     - install pollution control equipment;

     - perform site clean ups; or

     - curtail Conoco's operations.


These future expenditures or curtailments could have a material adverse effect on Conoco. For more information about environmental risks, see "Business of Conoco -- Environmental Regulation" on page 116.


CHANGES IN GOVERNMENT REGULATIONS MAY IMPOSE PRICE CONTROLS AND LIMITATIONS ON PRODUCTION OF OIL AND GAS

     Conoco's operations are subject to extensive government regulations. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity in order to conserve supplies of oil and natural gas. Because legal requirements are frequently changed and subject to interpretation, Conoco cannot predict the effect of these requirements.

POTENTIAL YEAR 2000 PROBLEMS MAY ADVERSELY AFFECT CONOCO'S BUSINESS

     Many existing computer programs were designed and developed using only two digits to represent the year of a date. This failure to consider the upcoming change in the century could lead to the failure of computer applications or create erroneous results by or at the year 2000. Failure by Conoco, its business associates or other constituents, such as governments, to ensure their computer systems are Year 2000 compliant on a timely basis could have a material adverse effect on Conoco's financial position and results of operations. For more information about Year 2000 risks, see "Management's Discussion and Analysis of Financial Condition and Results of Operations of Conoco -- Year 2000" on page 79.


PROVISIONS IN CONOCO'S BY-LAWS, CERTIFICATE OF INCORPORATION, AND DELAWARE LAW COULD DETER TAKEOVER ATTEMPTS

     Conoco's certificate of incorporation and by-laws contain a number of provisions that may discourage, delay or prevent a merger or acquisition of control of Conoco without the approval of Conoco's board of directors. Provisions of Delaware law may also discourage, delay or prevent someone from acquiring or merging with Conoco. For a detailed explanation of these provisions, see "Description of Conoco Capital Stock -- Anti-Takeover Effects of Certificate and By-law Provisions."

THERE IS NO PUBLIC MARKET FOR CONOCO CLASS B COMMON STOCK AND AN ACTIVE TRADING MARKET MAY NOT DEVELOP


     Prior to the exchange offer, there has been no public market for the shares of Conoco Class B common stock. Although the Conoco Class B common stock has been approved for listing on the NYSE, an active trading market may not develop.


CONOCO MAY NOT PAY DIVIDENDS ON ITS COMMON STOCK

     Conoco's shareholders may not receive future dividends. The amount of cash dividends, if any, to be declared and paid will depend upon declaration by Conoco's board of directors and upon Conoco's financial condition, results of operations, cash flow, the level of its capital and exploration expenditures, its future business prospects and other related matters that Conoco's board of directors deems relevant.

                                THE TRANSACTION

BACKGROUND AND PURPOSE

     As part of DuPont's increased focus on its materials and life sciences businesses, in May 1998 DuPont announced its intention to separate its oil and gas business, operated by Conoco, from its other businesses.

     In September 1998, following a thorough review of the various alternatives for divesting its oil and gas business, DuPont's board of directors approved an initial public offering for Conoco. In October 1998, Conoco completed its initial public offering, selling to the public 191.5 million shares of Conoco Class A common stock, representing approximately 30 percent of its total shares outstanding and approximately eight percent of the total voting power of Conoco. DuPont, through its ownership of all of the 436.5 million shares of Conoco Class B common stock, retained approximately 70 percent of the total shares in, and approximately 92 percent of the total voting power of, Conoco. Holders of Class A common stock are entitled to one vote per share, while holders of Class B common stock are entitled to five votes per share.

     DuPont now intends to divest its remaining ownership interest in Conoco through the exchange offer in which DuPont stockholders that are United States persons may exchange some or all of their DuPont shares for the remaining Conoco shares held by DuPont. If fewer than all of the Conoco shares held by DuPont are distributed because too few DuPont shares are tendered, DuPont may pursue one of several alternatives, including spinning off, selling or otherwise disposing of or retaining some of its Conoco shares.

     In a spin-off, DuPont would distribute some or all of its remaining Conoco shares on a pro rata basis to all of its remaining stockholders. In a secondary sale, DuPont would sell some or all of the remaining shares in an offering that would close following the exchange offer. Alternatively, DuPont could retain all or a portion of these remaining shares for no longer than five years on terms that would comply with the representations made to the IRS in connection with obtaining the ruling.

EFFECTS

     If the exchange offer is fully subscribed, DuPont will no longer own any of the outstanding stock of Conoco. Accordingly, DuPont's balance sheet and income statement will no longer reflect the assets and operations of Conoco and the total market capitalization of DuPont will decrease considerably.

     DuPont stockholders will be affected by the exchange offer as follows:

     - holders who tender all of their shares will, if all such shares are accepted for exchange, no longer have an ownership interest in DuPont and will no longer participate in any change in the value of DuPont;

     - holders who exchange some, but not all, of their shares will have a diminished ownership interest in DuPont and an increased ownership interest in Conoco; and

     - holders who do not tender any of their shares for exchange under the exchange offer will have an increased ownership interest, on a percentage basis, in DuPont.

     Persons who remain DuPont stockholders after the exchange offer will own shares in a company that no longer owns the Conoco oil and gas enterprise. Conoco operations represented approximately 22 percent of total DuPont earnings over the last five years.

     DuPont may reissue any shares acquired by it in the exchange offer and retained in treasury without further stockholder action for general or other corporate purposes, including stock splits or dividends, acquisitions, raising additional capital for use in DuPont's business and under DuPont savings plans.

NO APPRAISAL RIGHTS

     Appraisal is a statutory remedy available to corporate minority stockholders who object to extraordinary actions taken by their corporation. This remedy allows dissenting stockholders to require the corporation to repurchase their stock at a price equivalent to its value immediately prior to the extraordinary corporate action. No appraisal rights are available to stockholders of DuPont in connection with the exchange offer.

REGULATORY APPROVALS

     No filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 are required in connection with the exchange offer generally. If a stockholder of DuPont decides to participate in the exchange offer and consequently acquires enough Conoco shares to exceed the $15 million threshold stated in the regulations under this act, and if an exemption under those regulations does not apply, the stockholder and DuPont would be required to make filings under this act. A filing requirement could delay exchanges with that stockholder for several months or more.

ACCOUNTING TREATMENT

     The DuPont shares received by DuPont in the exchange offer will be recorded as a decrease in DuPont's stockholders' equity, reflecting the decrease in DuPont common stock outstanding at the market value of the Conoco shares distributed as of the expiration date. The exchange offer will result in a net financial gain to DuPont, after direct expenses of the disposition, and will be reported as a gain on the disposal of the discontinued business. The gain from the exchange offer will result from the difference between the market value and the carrying value of the shares of Conoco Class B common stock distributed. DuPont shares received by DuPont in connection with the cash offer will be recorded as a decrease in DuPont's stockholders' equity, reflecting the decrease in DuPont common stock outstanding at the cash amount paid for DuPont common stock. The cash offer will not result in a gain or loss to DuPont.

     In the event DuPont sells any Conoco Class B common stock, the gain on the sale will be the difference between sale proceeds and DuPont's basis in the shares sold, net of applicable expenses and taxes.

     Any shares of Conoco Class B common stock that are distributed through a possible spin-off will be accounted for as a dividend through a direct charge to reinvested earnings. The amount of the dividend will be equal to DuPont's carrying value of the shares of Conoco Class B common stock distributed. In addition, reinvested earnings will also be charged for taxes paid, if any, on the value of Conoco shares distributed in a spin-off to holders of DuPont common stock that are not United States persons.

     DuPont's disposition of Conoco shares will not in and of itself affect the financial position or results of operations of Conoco.

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER

     DuPont is offering to exchange      shares of Conoco Class B common stock
for each share of DuPont common stock held by a United States person that is validly tendered on the terms and subject to the conditions described below by
12:00 Midnight, New York City time, on           ,          , 1999. DuPont may
extend this deadline under specified circumstances. The last day on which
tenders will be accepted, whether on           or any later date to which the
exchange offer may be extended, is referred to as the expiration date. DuPont stockholders may tender all, some or none of their shares.

     The exchange offer is available only to United States persons. You are a United States person if you are:

     - an individual who is a United States citizen or United States resident for United States federal income tax purposes;


     - a corporation, partnership, limited liability company or other entity created or organized in the United States or under the laws of the United States or of any State within the United States;


     - an estate which is subject to United States income tax on all of its income, regardless of the source of such income; or

     - a trust if a United States court is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. Such a trust includes, without limitation, any United States pension trust organized under Section 401(a) of the Internal Revenue Code.

     You are urged to consult your tax advisor regarding your status as a United States person to determine your eligibility to participate in the exchange offer. DuPont reserves the right to exclude from the category of United States persons individuals who have addresses in foreign jurisdictions where delivery of the exchange offer may be prohibited by law. If you are not a United States person, a substantially concurrent cash offer in which you can sell your DuPont shares for cash is being made available to you. The cash offer is being made only to non-United States persons. For more information regarding the cash offer, you should contact D.F. King or your broker.

     If you are a participant in an eligible DuPont or DuPont affiliated company savings plan including an eligible Conoco savings plan, or have a Blueprint account at Merrill Lynch, you may have an earlier cut-off date to decide to tender your DuPont shares in order to allow the trustees, plan administrators or Merrill Lynch sufficient time to process all the instructions and submit them to the exchange agent prior to the exchange offer expiration. Please carefully review the instructions being sent to you from the trustees or administrators of the plans or Merrill Lynch to determine the cut-off date.


     DuPont will accept up to           shares of DuPont common stock for
exchange. This number of shares multiplied by the exchange ratio equals the 436,543,573 shares of Conoco Class B common stock held by DuPont. If more than
          DuPont shares are validly tendered, the tendered shares will be subject to proration when the exchange offer expires. DuPont's obligation to complete the exchange offer is subject to important conditions that are described under the heading "Conditions for Completion of the Exchange Offer" on page 31.


     In determining the exchange ratio, DuPont considered, among other things:

     - recent market prices on the NYSE for DuPont shares and Conoco Class A common stock; and

     - advice from the dealer manager as to what exchange ratio might attract enough DuPont stockholders to participate in the exchange offer.


     DuPont is sending this document and related documents to persons believed
to be United States persons who held DuPont common stock on or about        ,
1999. On that date, there were      shares of DuPont common stock outstanding,
which were held of record by approximately      stockholders. DuPont is also
sending this document to persons eligible to participate in the DuPont or DuPont affiliated company savings plans listed on page 28. DuPont will also furnish this document and related documents to brokers, banks and similar persons whose names or the names of whose nominees appear on DuPont's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares of DuPont common stock that are United States persons.


PRORATION; TENDERS FOR EXCHANGE BY HOLDERS OF FEWER THAN 100 SHARES OF DUPONT COMMON STOCK


     If on the expiration date, DuPont stockholders have validly tendered more
than           DuPont shares so that more than 436,543,573 shares of Conoco
Class B common stock would be exchanged, DuPont will accept on a pro rata basis all shares properly tendered and not withdrawn, except as described in this section.


     Except as otherwise provided in this paragraph, holders of an aggregate of less than 100 DuPont shares who validly tender ALL of their shares will not be subject to proration if the exchange offer is oversubscribed. DuPont shares held in a DuPont or DuPont affiliated company savings plan, including Conoco plans, are not eligible for this preference. However, DuPont shares held by United States persons in a Blueprint account at Merrill Lynch are eligible for this preferential treatment. Beneficial holders of 100 or more DuPont shares are not eligible for this preference, even if such holders have separate stock certificates or accounts representing fewer than 100 DuPont shares.

     Any holder of less than 100 DuPont shares who wishes to tender all of these shares must complete the box captioned "Odd-Lot Shares" on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. If your odd-lot shares are held by a broker or Merrill Lynch for your account, you can contact them and request the preferential treatment.

     DuPont will announce preliminary results of the exchange offer by press release promptly after the expiration date. Because of the difficulty in determining the number of DuPont shares validly tendered for exchange, DuPont expects that the final results, including proration, if any, will not be determined until approximately seven business days after the expiration date.

FRACTIONAL SHARES


     Holders who are United States persons, including participants in eligible DuPont or DuPont affiliated company savings plans, including eligible Conoco savings plans, may tender fractional DuPont shares in the exchange offer. Any fractional shares of DuPont common stock or of Conoco Class B common stock resulting from the exchange of DuPont shares will be distributed to holders by book-entry transfer. See " -- Book Entry Accounts," on page 30.


EXCHANGE OF SHARES OF DUPONT COMMON STOCK


     If all of the conditions of the exchange offer are met, DuPont will exchange shares of Conoco Class B common stock for each properly tendered DuPont share that was not properly withdrawn or deemed withdrawn prior to the expiration date, except as described in "-- Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of DuPont Common Stock" on page 26 and "Extension of Tender Period; Termination; Amendment" on page 31. DuPont may, subject to the rules under the Securities Exchange Act, delay accepting or exchanging any DuPont shares in order to comply in whole or in part with any applicable law. For a description of DuPont's right to delay, terminate or amend the exchange offer, see "-- Extension of Tender Period; Termination; Amendment" on page 31.



     If DuPont notifies the exchange agent either orally or in writing that it has accepted the tenders of DuPont shares for exchange, the exchange of these shares will be complete. Promptly following the announcement by DuPont of any final proration factor, the exchange agent will deliver the tendered DuPont shares to DuPont. Simultaneously, the exchange agent, as agent for the tendering stockholders, will receive from DuPont, the shares of Conoco Class B common stock that correspond to the number of DuPont shares tendered. The exchange agent will then credit such shares to book-entry accounts maintained by the transfer agent for the benefit of the holders. The date on which this is effective is referred to as the exchange date.

     If any tendered DuPont shares are not exchanged for any reason, or if fewer shares are exchanged due to proration, these unexchanged or untendered DuPont shares will be credited to book-entry accounts for the shares maintained by the transfer agent for the benefit of the holders.



     Holders who tender their DuPont shares for exchange will generally not be obligated to pay any transfer tax in connection with the exchange offer. DuPont will not pay interest under the exchange offer, regardless of any delay in making the exchange or crediting or delivering shares.


PROCEDURES FOR TENDERING DUPONT SHARES

     To tender your DuPont shares, you must complete the following procedures before the expiration date:

     IF YOU HAVE STOCK CERTIFICATES FOR YOUR DUPONT SHARES, you should send to the exchange agent by registered mail, return receipt requested, the following documents:

     - a completed and executed letter of transmittal indicating the number of shares to be tendered and any other documents required by the letter of transmittal, and

     - the actual certificates representing the DuPont shares.

The exchange agent's address is listed on the back cover of this document. The certificate must be endorsed or accompanied by an appropriate stock power if:

     - a certificate representing DuPont shares is registered in the name of a person other than the signer of a letter of transmittal;

     - delivery of shares of Conoco Class B common stock is to be made to Conoco's transfer agent on behalf of a person other than the registered owner; or

     - DuPont shares not accepted for exchange are to be delivered to DuPont's transfer agent on behalf of a person other than the registered owner.


     The signature on the certificate or stock power must appear exactly as the name of the registered owner appears on the certificate with the signature on the certificate or stock power guaranteed by an eligible institution unless the tendering stockholder itself is an eligible institution. An eligible institution is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or a correspondent in the United States. Most banks and financial institutions are eligible institutions.



     IF YOU HOLD YOUR DUPONT SHARES THROUGH A BROKER, you should follow the instructions sent to you separately by your broker. You should not use the letter of transmittal to direct the tender of your DuPont shares. Your broker must notify The Depository Trust Company and cause it to transfer the shares into the exchange agent's account in accordance with The Depository Trust Company's procedures. The broker must also ensure that the exchange agent receives an agent's message from The Depository Trust Company confirming the book-entry transfer of your DuPont shares. An agent's message is a message, transmitted by The Depository Trust Company and received by the exchange agent, that forms a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the shares that such participant has received and agrees to be bound by the terms of the letter of transmittal.



     IF YOU ARE AN INSTITUTION WHICH IS A PARTICIPANT IN THE DEPOSITARY TRUST COMPANY'S BOOK-ENTRY TRANSFER FACILITY, you should follow the same procedures that are applicable to persons holding shares through a broker as described above.


     IF YOU HOLD YOUR DUPONT SHARES AS A PARTICIPANT IN DUPONT'S DIVIDEND REINVESTMENT PLAN, you may tender some or all of the DuPont shares attributable to your plan account in the same manner described above.

     IF YOU HOLD YOUR DUPONT SHARES AS A PARTICIPANT IN A DUPONT OR A DUPONT AFFILIATED COMPANY SAVINGS PLAN BASED IN THE UNITED STATES, INCLUDING CONOCO SAVINGS PLANS BASED IN THE UNITED STATES, OR YOU ARE A

UNITED STATES PERSON AND HOLD YOUR SHARES IN A BLUEPRINT BROKERAGE ACCOUNT AT MERRILL LYNCH, you should follow the instructions sent to you separately by the plan trustees, administrator of the plan or Merrill Lynch. You should not use the letter of transmittal to direct the tender of your DuPont shares.

     The DuPont or DuPont affiliated company savings plans eligible to participate in the exchange offer are:

    DuPont Flooring Systems 401(k) Saving Plan      Protein Technology International Inc.
    DuPont Photomasks, Inc. 401(k)                  Savings
      Retirement Plan                               Investment Plan
    DuPont Savings and Investment Plan              Qualicon Retirement and Savings Plan
    Optimum Quality Grains, L.L.C. Retirement       Thrift Plan for Employees of Conoco Inc.
      and Savings Plan                              Thrift Plan for Retail Employees of Conoco
                                                    Inc.
                                                    Thrift Plan for Employees of Sentinel
                                                    Transportation Company

     Also, employees of DuPont and its affiliates who are United States persons and who hold DuPont shares received as variable compensation or upon the exercise of stock options in a Blueprint brokerage account are eligible to participate in the exchange offer.

     Holders of vested but unexercised options to purchase DuPont common stock who are United States persons may exercise these options in accordance with the terms of the stock option plans of DuPont and tender the DuPont shares received upon such exercise under the general instructions for tendering shares discussed above.

     In addition, holders of vested but unexercised "incentive stock options" as defined in Section 422 of the Internal Revenue Code, as amended, to purchase DuPont common stock who are United States persons may exercise these options in accordance with the terms of the stock option plans of DuPont and tender the DuPont shares received upon such exercise under the general instructions for tendering shares discussed above. Holders of shares of DuPont common stock that were acquired upon the exercise of an incentive stock option generally will not be taxed at the time of tender of such shares, but rather will be taxed at the time of the disposition of the shares of Conoco Class B common stock that were acquired in exchange for such shares of DuPont common stock.


     Restricted stock granted under DuPont's Stock Performance Plan or acquired in connection with a stock option exercise resulting in the grant of reload options is not eligible for tender into the exchange offer.


     Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign the letter of transmittal, notice of guaranteed delivery or any certificates or stock powers must indicate the capacity in which they are signing, and must submit evidence of their power to act in that capacity unless waived by DuPont.

     If you validly tender your DuPont shares and the shares are accepted by DuPont, there will be a binding agreement between you and DuPont on the terms and subject to the conditions set forth in this document and in the accompanying letter of transmittal. A person who tenders DuPont shares for his own account violates federal securities law unless the person owns:

     - DuPont shares;

     - other securities convertible into or exchangeable for such DuPont shares; or

     - an option, warrant or right to purchase such DuPont shares and intends to acquire DuPont shares for tender by conversion or exchange of such securities or by exercise of such option, warrant or right.

Federal securities law provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

     DO NOT SEND LETTERS OF TRANSMITTAL AND CERTIFICATES FOR DUPONT SHARES TO DUPONT, CONOCO, MORGAN STANLEY, D.F. KING OR ANY SOLICITING DEALER.

     IT IS UP TO YOU TO DECIDE HOW TO DELIVER YOUR DUPONT SHARES AND ALL OTHER REQUIRED DOCUMENTS. IT IS YOUR RESPONSIBILITY THAT ALL NECESSARY MATERIALS GET TO THE EXCHANGE AGENT PRIOR TO THE EXPIRATION DATE. IF THE EXCHANGE AGENT DOES NOT RECEIVE ALL OF THE MATERIALS REQUIRED BY THIS SECTION BEFORE THE EXPIRATION DATE, YOUR SHARES WILL NOT BE VALIDLY TENDERED.

DUPONT'S INTERPRETATIONS ARE BINDING

     DuPont will determine at its own discretion all questions as to the form of documents, including notices of withdrawal, and the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of DuPont shares. This determination will be final and binding on all tendering stockholders. DuPont reserves the absolute right to:

     - determine whether a tendering stockholder is a United States person;

     - reject any and all tenders of any DuPont shares not properly tendered;

     - waive any defects or irregularities in the tender of DuPont shares or any conditions of the exchange offer either before or after the expiration date; and

     - request any additional information from any record or beneficial owner of DuPont shares that DuPont deems necessary, including information with respect to the status as a United States person of any such person or any of its partners, shareholders, beneficiaries, principals or participants.

     None of DuPont, Conoco, First Chicago Trust Company of New York, Morgan Stanley, D.F. King, the soliciting dealers and any other person will be under any duty to notify tendering stockholders of any defect or irregularity in tenders or notices of withdrawal.

LOST OR DESTROYED CERTIFICATES


     If your certificate representing DuPont shares has been mutilated, destroyed, lost or stolen and you wish to tender your shares, please call the First Chicago Trust Company of New York at 1-888-983-8766. You will receive an affidavit to complete, and you will be informed of the amount needed to pay for a surety bond for your lost shares. Upon receipt of the completed affidavit and surety bond payment and the completed letter of transmittal, your shares will be included in the exchange offer. If you wish to participate in the exchange offer, you will need to act quickly to ensure that the lost certificates can be replaced and delivered to the exchange agent prior to expiration of the exchange offer.


GUARANTEED DELIVERY PROCEDURE

     If you wish to tender your DuPont shares but the shares are not immediately available, or time will not permit the shares or other required documentation to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you may still tender your DuPont shares if:

     - the tender is made through an eligible institution;

     - the exchange agent receives from the eligible institution before the expiration date, a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by DuPont; and

     - the exchange agent receives the certificates for all physically tendered DuPont shares, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed letter of transmittal, or a facsimile of a letter of transmittal and all other documents required by the letter of transmittal, within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

     You may deliver the notice of guaranteed delivery by hand, telegram, facsimile transmission or mail to the exchange agent and you must include a guarantee by an eligible institution in the form set forth in the notice.

WITHDRAWAL RIGHTS

     You may withdraw tenders of DuPont shares at any time prior to the expiration date and, unless DuPont has accepted your tender as provided in this document, after the expiration of 40 business days from the commencement of the exchange offer. If DuPont:

     - delays its acceptance of DuPont shares for exchange or

     - is unable to accept DuPont shares for exchange under the exchange offer for any reason,

then, without prejudice to DuPont's rights under the exchange offer, the exchange agent may, on behalf of DuPont, retain DuPont shares tendered, and such DuPont shares may not be withdrawn except as otherwise provided in this document, subject to provisions under the Securities Exchange Act that provide that an issuer making an exchange offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the exchange offer.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of its addresses set forth on the back cover of this document. The notice of withdrawal must:

     - specify the name of the person having tendered the DuPont shares to be withdrawn;

     - identify the number of DuPont shares to be withdrawn; and

     - specify the name in which physical DuPont share certificates are registered, if different from that of the withdrawing holder.

     If certificates for the DuPont shares have been delivered or otherwise identified to the exchange agent, then, before the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

     If the DuPont shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and otherwise comply with the procedures of such facility.


     Any DuPont shares withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Properly withdrawn shares may be retendered by following one of the procedures described under "-- Procedures for Tendering DuPont Shares" at any time on or before the expiration date.


     Except as otherwise provided above, any tender of DuPont shares made under the exchange offer is irrevocable.

BOOK-ENTRY ACCOUNTS


     Physical certificates representing shares of Conoco Class B common stock or DuPont common stock will not be issued as a result of the exchange offer. Rather than issuing physical certificates for either DuPont shares returned due to proration or shares of Conoco Class B common stock, the exchange agent will credit such shares to book-entry accounts maintained by the transfer agent for the benefit of the respective holders. This method of holding stock eliminates the need for actual stock certificates to be issued, facilitates the holding of fractional shares, and eliminates the requirements for physical movement of stock certificates at the time of sale. Promptly following the crediting of shares to your respective book-entry accounts, you will receive a Stock Distribution Statement from the exchange agent evidencing your holdings, as well as general information on the book-entry form of ownership.



     You are not required to maintain a book-entry account and you may obtain a stock certificate for all or a portion of your DuPont or Conoco shares received as part of the exchange offer at no cost to you. Instructions describing how you can obtain stock certificates will be included with the Stock Distribution Statement mailed to you. However, stock certificates for fractional shares will not be issued by either DuPont or Conoco. If you request stock certificates and you hold fractional shares, any fractional shares will be sold for your account by the transfer agent, which will then deliver to you a certificate for the whole number of shares you own and the proceeds from the sale of the fractional shares.


EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     DuPont expressly reserves the right, in its discretion, for any reason, including the non-satisfaction of any of the conditions for completion set forth below, to extend the period of time during which the exchange offer is open or to amend the exchange offer in any respect, including changing the exchange ratio. DuPont also expressly reserves the right to extend the period of time during which the exchange offer is open in the event the exchange offer is undersubscribed. In any of these cases, DuPont will make a public announcement of the extension or amendment.


     If DuPont materially changes the terms of or information concerning the exchange offer, DuPont will extend the exchange offer. The SEC has stated that, as a general rule, it believes that an offer should remain open for a minimum of five business days from the date that notice of the material change is first given. The length of time will depend on the particular facts and circumstances. Subject to the preceding paragraph, the exchange offer will be extended so that it remains open for a minimum of ten business days following the announcement if:



     - DuPont increases or decreases the number of Conoco shares offered in exchange for each DuPont share, the number of DuPont shares eligible for exchange, the minimum condition, or the dealer manager or solicitation fee, and


     - the exchange offer is scheduled to expire within ten business days of announcing an increase or decrease.

     If any of the conditions indicated in the next section have not been met, DuPont reserves the right, in its sole discretion, so long as DuPont shares have not been accepted for exchange, to delay acceptance for exchange of or exchange for any DuPont shares or to terminate the exchange offer and not accept for exchange any DuPont shares.

     If DuPont extends the exchange offer, is delayed in accepting any DuPont shares or is unable to accept for exchange any DuPont shares under the exchange offer for any reason, then, without affecting DuPont's rights under the exchange offer, the exchange agent may, on behalf of DuPont, retain all DuPont shares tendered. These DuPont shares may not be withdrawn except as provided in "-- Withdrawal Rights" above. DuPont's reservation of the right to delay acceptance of any DuPont shares is subject to applicable law, which requires that DuPont pay the consideration offered or return the DuPont shares deposited promptly after the termination or withdrawal of the exchange offer.

     DuPont will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any extension, amendment, non-acceptance or termination of the previously scheduled expiration date.

CONDITIONS FOR COMPLETION OF THE EXCHANGE OFFER

     DuPont will not complete the exchange offer unless at least      DuPont
shares are validly tendered and not withdrawn. This number of shares, referred to as the "minimum condition," represents approximately
percent of the outstanding DuPont shares as of                , 1999 and is
enough shares to ensure that at least 50 percent of the shares of Conoco Class B common stock owned by DuPont are exchanged under the exchange offer.


     DuPont may also not accept shares for exchange and may terminate or not complete the exchange offer if:


     - any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the exchange offer or otherwise relating in any manner to the exchange offer is instituted or threatened;

     - any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the exchange offer, any of which would or might restrain, prohibit or delay completion of the exchange offer or impair the contemplated benefits of the exchange offer to DuPont or Conoco;

     - the IRS notifies DuPont that the ruling has been withdrawn or invalidated in whole or in part or the DuPont board of directors determines that any of the representations and assumptions underlying the ruling or any portion of the ruling are not true and correct in all respects.

     - any of the following occurs and the adverse effect of such occurrence shall, in the reasonable judgment of DuPont, be continuing:

        -- any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States,

        -- any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least twenty percent in either the Dow Jones Average of Industrial
           stocks or the Standard & Poor's 500 Index from                , 1999,

        -- a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

        -- any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions,

        -- a commencement of a war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the exchange offer, or

        -- if any of the situations above exist at the time of commencement of the exchange offer, the situation deteriorates materially;


     - any tender or exchange offer, other than this exchange offer, with respect to some or all of the outstanding Conoco common stock or DuPont common stock or any, merger, acquisition or other business combination proposal involving DuPont or Conoco, shall have been proposed, announced or made by any person or entity;


     - any event or events occur that have resulted or may result, in DuPont's judgment, in an actual or threatened change in the business condition, income, operations, stock ownership or prospects of DuPont and its subsidiaries, taken as a whole, or of Conoco and its subsidiaries, taken as a whole; or

     - as the term "group" is used in Section 13(d)(3) of the Securities Exchange Act,

        -- any person, entity or group acquires more than five percent of the outstanding shares of DuPont common stock or Conoco common stock, other than a person, entity or group which had publicly disclosed
           such ownership with the SEC prior to           , 1999,

        -- any such person, entity or group which had publicly disclosed such ownership prior to such date shall acquire additional DuPont common stock or Conoco common stock constituting more than two percent of the outstanding DuPont shares or Conoco common stock, or


        -- any new group shall have been formed that beneficially owns more than five percent of the outstanding shares of DuPont common stock or Conoco common stock which in the judgment of DuPont in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the exchange offer or with such acceptance for exchange of shares.

     If any of the above events occur, DuPont may:

     - terminate the exchange offer and as promptly as practicable return all tendered DuPont shares to tendering stockholders;

     - extend the exchange offer and, subject to the withdrawal rights described in "-- Withdrawal Rights" on page 29, retain all tendered DuPont shares until the extended exchange offer expires;

     - amend the terms of the exchange offer; or

     - waive the unsatisfied condition and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

     These conditions are for the sole benefit of DuPont. DuPont may assert these conditions with respect to all or any portion of the exchange offer regardless of the circumstances giving rise to them. DuPont may waive any condition in whole or in part at any time in its reasonable discretion. DuPont's failure to exercise its rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time. Any determination by DuPont concerning the conditions described above will be final and binding upon all parties.

     If a stop order issued by the SEC is in effect with respect to the registration statement of which this document is a part, DuPont will not accept any DuPont shares tendered and will not exchange Conoco shares for any DuPont shares.

FEES AND EXPENSES


     Morgan Stanley is acting as the dealer manager in connection with the
exchange offer. Morgan Stanley will receive a fee of $          for its services
as dealer manager, in addition to being reimbursed by DuPont for its out-of-pocket expenses, including attorneys' fees, in connection with the exchange offer. Morgan Stanley is also acting as DuPont's financial advisor in connection with the separation of Conoco from DuPont, for which Morgan Stanley is receiving customary compensation. Morgan Stanley has provided investment banking services to DuPont and Conoco in the past, including acting as the lead manager of the Conoco initial public offering, for which Morgan Stanley received customary compensation.


     DuPont and Conoco have each agreed to indemnify Morgan Stanley against specified liabilities related to this transaction, including civil liabilities under the federal securities laws, and to contribute to payments which Morgan Stanley may be required to make in respect thereof. However, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Morgan Stanley may from time to time hold DuPont shares in its proprietary accounts, and to the extent it owns shares in these accounts at the time of the exchange offer, Morgan Stanley may tender these shares.


     DuPont will pay each soliciting dealer a solicitation fee of $0.75 per share, for up to 1,000 shares per tendering stockholder, for each DuPont share tendered and accepted for exchange under the exchange offer if that soliciting dealer has affirmatively solicited and obtained the tender. DuPont will not pay a solicitation fee in connection with a tender of DuPont common stock by a stockholder who tenders:



     - more than 10,000 DuPont shares; or



     - from a country outside of the United States.


"Soliciting dealer" includes the following organizations:


     - any broker or dealer in securities that is a member of any national securities exchange in the United States or of the National Association of Securities Dealers, Inc., or


     - any bank or trust company located in the United States.


     In order for a soliciting dealer to receive a solicitation fee with respect to the tender of shares of DuPont common stock, the exchange agent must have received by three NYSE trading days after the expiration date, a properly completed and duly executed "Notice of Solicited Tenders". If a "Notice of Solicited Tenders" is not received by the exchange agent by three NYSE trading days after the expiration date, no solicitation fee will be paid to such soliciting dealer.


     Under no circumstances shall a fee be paid to a soliciting dealer more than once with respect to any DuPont shares. No soliciting dealer is required to make a recommendation to holders of DuPont shares as to whether to tender or refrain from tendering in the exchange offer.

     Soliciting dealers should take care to ensure proper record-keeping to document their entitlement to any solicitation fee. DuPont and the exchange agent reserve the right to require additional information, as deemed warranted.


     All questions as to the validity, form, and eligibility, including time of receipt of notices of solicited tenders will be determined by the exchange agent and DuPont, in their discretion, which determination will be final and binding. Neither the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in a notice of solicited tender or incur any liability for failure to give such notification.



     DuPont will not pay a solicitation fee to a soliciting dealer who for any reason must transfer the fee to a tendering holder. Soliciting dealers are not entitled to a solicitation fee with respect to DuPont shares beneficially owned by them or with respect to any shares that are registered in the name of a soliciting dealer unless the shares are held by such soliciting dealer as nominee and are tendered for the benefit of beneficial holders. No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of DuPont, Conoco, First Chicago Trust Company of New York, Morgan Stanley or D.F. King for purposes of the exchange offer.


     DuPont has retained D.F. King to act as the information agent and the First Chicago Trust Company of New York to act as the exchange agent in connection with the exchange offer. The information agent may contact holders of DuPont shares by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the exchange offer to beneficial owners. The information agent and the exchange agent each will receive reasonable compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against liabilities in connection with their services, including liabilities under the federal securities laws.

     Neither the information agent nor the exchange agent has been retained to make solicitations or recommendations. The fees they receive will not be based on the number of DuPont shares tendered under the exchange offer; however, the exchange agent will be compensated in part on the basis of the number of letters of transmittal received and the number of stock distribution statements distributed.

     DuPont will not pay any fees or commissions to any broker or dealer or any other person, other than Morgan Stanley and the soliciting dealers, for soliciting tenders of DuPont shares under the exchange offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by DuPont for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

LEGAL LIMITATION


     This document is not an offer to sell and it is not soliciting any offer to buy any Conoco common stock in any jurisdiction in which, except as provided below, the offer or sale is not permitted. DuPont is not aware of any United States jurisdiction where the making of the exchange offer or its acceptance would not be legal. If DuPont learns of any jurisdiction where making the exchange offer or its acceptance would not be permitted, DuPont currently intends to make a good faith effort to comply with the relevant law. If, after such good faith effort, DuPont cannot comply with such law, DuPont will determine whether the exchange offer will be made to, and whether tenders will be accepted from or on behalf of, United States persons who are holders of shares of DuPont common stock residing in the jurisdiction.


     In any jurisdiction where the securities or blue sky laws require the exchange offer to be made by a licensed broker or dealer, the exchange offer may be made on DuPont's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                PRICE RANGE OF DUPONT COMMON STOCK AND DIVIDENDS

     DuPont Common Stock is listed and traded on the NYSE under the symbol "DD." The following table contains, for the periods indicated, the high and low sale prices per share of DuPont common stock as reported on the NYSE composite tape and the cash dividends paid per share of DuPont common stock:


                                                                                           CASH
                                                              HIGH          LOW         DIVIDENDS
                                                              ----          ---         ---------
1997
  First Quarter(1)....................................         $57 5/8      $46 3/8       $0.285
  Second Quarter(1)...................................          62 7/8       49 3/4        0.315
  Third Quarter.......................................          69 3/4       60 11/16      0.315
  Fourth Quarter......................................          64 15/16     50 3/16       0.315
1998
  First Quarter.......................................         $70 7/16     $52 5/8       $0.315
  Second Quarter......................................          84 7/16      67 1/8        0.350
  Third Quarter.......................................          79 1/2       52 1/4        0.350
  Fourth Quarter......................................          66 1/2       51 11/16      0.350
1999
  First Quarter.......................................         $60 1/8      $50 1/16      $0.350
  Second Quarter......................................          75 3/16      57 3/16       0.350
  Third Quarter (through July 1, 1999)................          70 1/8       68 3/8             (2)


------------
(1) Restated to reflect a two-for-one split of DuPont common stock effective May 15, 1997.


(2) DuPont and Conoco's third quarter dividends have not yet been declared. It is expected that DuPont and Conoco will have the same record date for their third quarter dividends. If the record date is prior to or on the expiration date of the exchange offer, persons tendering DuPont shares in the exchange offer will receive the DuPont dividend with respect to the tendered shares, and will not receive the Conoco dividend with respect to any Conoco Class B common stock received in the exchange offer. If the dividend record date is after the expiration date of the exchange offer, persons tendering DuPont shares in the exchange offer will receive the Conoco dividend for the Conoco Class B common stock received in the exchange offer, and the DuPont dividend for any DuPont shares returned due to proration.



     The number of holders of record of DuPont common stock as of June 30, 1999 was 142,240.


     On March 19, 1999, the last full day of trading prior to the initial filing of the registration statement, the closing price per DuPont share as reported on
the NYSE composite tape was $56 5/8. On             , 1999, the last full day of
trading prior to commencement of the exchange offer, the closing price per
DuPont share as reported on the NYSE composite tape was $            . You
should obtain current market quotations for the shares of DuPont common stock before deciding to tender. No assurance can be given concerning the market price of DuPont common stock in the future.

     Stockholders who exchange shares of DuPont common stock under this exchange offer will not be entitled to any dividends on such shares. DuPont stockholders will continue to receive the regular quarterly dividend with respect to shares of DuPont common stock that are not exchanged under the exchange offer.

     The board of directors of DuPont may declare dividends on DuPont common stock after considering many factors, including DuPont's competitive position, available cash, financial conditions, earnings and capital requirements. DuPont may choose not to pay dividends in the future.

            PRICE RANGE OF CONOCO CLASS A COMMON STOCK AND DIVIDENDS


     The Conoco Class B common stock has been approved for listing on the NYSE under the symbol "COC.B." Conoco Class A common stock is currently listed and traded on the NYSE under the symbol "COC." Upon the closing of the exchange offer, the symbol for Conoco Class A common stock will be changed to "COC.A." Class A common stock began trading on October 22, 1998 following the Conoco initial public offering. The following table contains, for the periods indicated, the high and low sale prices per share of Conoco Class A common stock as reported on the NYSE composite tape and the cash dividends per share of Conoco Class A common stock:



                                                                               CASH
                                                              HIGH    LOW    DIVIDENDS
                                                              ----    ---    ---------
1998
  Fourth Quarter (from October 22 through December 31,
     1998)..................................................  $25 3/4 $19 3/8   $  --
1999
  First Quarter.............................................  $25 7/16 $19 3/8   $0.14(1)
  Second Quarter............................................   31 1/4  22 15/16    0.19
  Third Quarter (through July 1, 1999)......................   27 7/8  27 1/4        (2)


------------
(1) The initial dividend was determined on a pro rata basis covering the period from October 27, 1998, the closing date of the Conoco initial public offering, to December 31, 1998, and is equivalent to $.19 per share for a full quarter.


(2) DuPont and Conoco's third quarter dividends have not yet been declared. It is expected that DuPont and Conoco will have the same record date for their third quarter dividends. If the record date is prior to or on the expiration date of the exchange offer, persons tendering DuPont shares in the exchange offer will receive the DuPont dividend with respect to the tendered shares, and will not receive the Conoco dividend with respect to any Conoco Class B common stock received in the exchange offer. If the dividend record date is after the expiration date of the exchange offer, persons tendering DuPont shares in the exchange offer will receive the Conoco dividend for the Conoco Class B common stock received in the exchange offer, and the DuPont dividend for any DuPont shares returned due to proration.



     The number of holders of record of Conoco's Class A common stock as of June 30, 1999 was 1,787. DuPont currently owns all of the outstanding shares of Conoco Class B common stock.


     On March 19, 1999, the last full day of trading prior to the initial filing of the Registration Statement relating to the exchange offer, the closing price per share of Conoco Class A common stock as reported on the NYSE composite tape
was $24. On             , 1999, the last full day of trading prior to
commencement of the exchange offer, the closing price per share of Conoco Class
A common stock as reported on the NYSE composite tape was $          . You
should obtain current market quotations for the shares of Conoco Class A common stock before deciding to tender your DuPont shares. No assurance can be given concerning the market price of Conoco Class A or Class B common stock in the future and, in particular, no assurance can be given that the market price of Conoco Class B common stock will be the same as that of Conoco Class A common stock.

     Conoco's board of directors may declare dividends on Conoco common stock after considering many factors, including Conoco's competitive position, available cash, financial condition, earnings and capital requirements. Conoco may choose not to pay dividends in the future.

                  SPECIAL NOTE ON FORWARD-LOOKING INFORMATION

     This document contains or incorporates by reference statements which may constitute "forward-looking statements." You can identify forward-looking statements by the words "plans," "believes," "expects," "will," "anticipates," "intends," "projects," "estimates" or similar expressions. Forward-looking statements may address, among other things, DuPont's or Conoco's strategy for growth, product development, market position, expenditures and financial results.


     For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see "Risk Factors" on page 18, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Conoco" on page 61. Also see DuPont's and Conoco's SEC filings, including the cautionary statements included on page 39 of DuPont's 1998 Annual Report to Stockholders, which were incorporated by reference into DuPont's Annual Report on Form 10-K for the year ended December 31, 1998, pages 12 and 13 of DuPont's Form 10-Q for the quarter ended March 31, 1999, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 14 through 39 of DuPont's 1998 Annual Report, which is incorporated by reference in this document.


     Conoco and DuPont caution that any forward-looking statements contained in this document or incorporated in this document by reference or made by management of DuPont or Conoco involve risks and uncertainties, and may change based on various important factors. Conoco and DuPont have based many of these forward-looking statements on current expectations, estimates and projections about each company and the petroleum, life sciences and chemical industries in general. In addition, many of these forward-looking statements are based on assumptions about future events that may prove to be inaccurate. Accordingly, actual outcomes and results may differ materially from what Conoco and DuPont have expressed or forecast in the forward-looking statements. Any differences could result from a variety of factors including the following:

     - fluctuations in crude oil and natural gas prices and refining and marketing margins;

     - failure or delays in achieving expected production from development projects;

     - uncertainties inherent in predicting oil and gas reserves and oil and gas reservoir performance;

     - lack of exploration success;

     - disruption or interruption of production facilities due to accidents or political events;

     - international monetary conditions and exchange controls;

     - liability for remedial actions under environmental regulation;

     - disruption to operations due to untimely or incomplete resolution of Year 2000 issues;

     - liability resulting from litigation;

     - world economic and political conditions; and

     - changes in tax and other laws.

           SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA OF DUPONT


     The following table contains selected consolidated historical and pro forma financial data of DuPont's continuing operations as of the dates and for the periods indicated. The pro forma information is provided to aid in your analysis of the financial aspects of the exchange offer and cash offer. This information may not necessarily reflect the results of operations, financial position and cash flows of DuPont in the future. The information is only a summary and you should read it together with the pro forma unaudited consolidated financial statements of DuPont included elsewhere in this document and with the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" located in the DuPont 1998 Form 10-K and the DuPont Form 10-Q for the quarter ended March 31, 1999, which we have filed with the SEC, and which we have incorporated in this document by reference. To find out where you can obtain copies of DuPont's SEC filings, see "Where You Can Find More Information" on page 154.


     The pro forma financial data for DuPont give effect to the following transactions and events:

     - the split-off of Conoco through an exchange of 100 percent of Conoco Class B common stock held by DuPont for DuPont common stock held by United States persons.

     - a cash offer to purchase a predetermined number of shares of DuPont common stock held by persons that are not United States persons.

     - various payments received by DuPont from Conoco in connection with Conoco's repayment of intercompany indebtedness to DuPont as part of the separation:


        -- receipt by DuPont of Conoco's initial public offering proceeds of $4,228 million in October 1998.


        -- receipt by DuPont in April 1999 of $3,970 million from Conoco's sale of senior debt securities.

        -- receipt by DuPont in May 1999 of $1,022 million from Conoco's sales of commercial paper.

     The historical financial statements of DuPont reflect these payments as of the dates received. To the extent these events are not reflected in the historical income statements, the unaudited pro forma income statements for DuPont assume that these transactions occurred as of the beginning of the periods presented. To the extent these events are not reflected in the historical balance sheet, the unaudited pro forma balance sheet assumes that these transactions occurred as of March 31, 1999.

                                     DUPONT

                      THREE MONTHS                                                            PRO FORMA AS      PRO FORMA FOR
                    ENDED MARCH 31,                 YEAR ENDED DECEMBER 31,                  OF AND FOR THE     THE YEAR ENDED
                    ----------------    ------------------------------------------------   THREE MONTHS ENDED    DECEMBER 31,
                     1999      1998      1998       1997      1996      1995      1994       MARCH 31, 1999          1998
                     ----      ----      ----       ----      ----      ----      ----     ------------------   --------------
                      (UNAUDITED)                                                             (UNAUDITED)        (UNAUDITED)
STATEMENT OF
 INCOME DATA:                                          (IN MILLIONS, EXCEPT PER SHARE DATA)
Sales.............  $6,295    $6,194    $24,767    $24,089   $23,644   $24,500   $22,518         $6,295            $24,767
Other Income......      18(1)    297        981      1,005     1,101       797       674             18                981
                    ------    ------    -------    -------   -------   -------   -------         ------            -------
   Total..........   6,313     6,491     25,748     25,094    24,745    25,297    23,192          6,313             25,748
Cost of Goods Sold
 and Other
 Operating
 Charges..........   3,873     4,049     15,664     15,564    15,314    15,572    14,498          3,873             15,664
Selling, General
 and
 Administrative
 Expenses.........     535       479      2,115      2,061     2,119     2,283     2,215            535              2,115
Depreciation and
 Amortization.....     335       332      1,452      1,361     1,526     1,643     1,748            335              1,452
Research and
 Development
 Expense..........     358       264      1,308      1,072       990     1,031     1,004            358              1,308
Interest
 Expense..........      96       127        520        389       409       449       343            119                516
Purchased
 In-Process
 Research and
 Development......      40        60      1,443      1,478        --        --        --             40              1,443
Employee
 Separation Costs
 and Write-down of
 Assets...........      --       118        633        340        --        --        --             --                633
                    ------    ------    -------    -------   -------   -------   -------         ------            -------
       Total......   5,237     5,429     23,135     22,265    20,358    20,978    19,808          5,260             23,131
Income from
 Continuing
 Operations Before
 Income Taxes and
 Minority
 Interests........   1,076     1,062      2,613      2,829     4,387     4,319     3,384          1,053              2,617
Provision for
 Income Taxes.....     432       417        941      1,354     1,416     1,432     1,164            422                917
Minority Interests
 in Earnings of
 Consolidated
 Subsidiaries.....      16         8         24         43        40        29        15             16                 24
                    ------    ------    -------    -------   -------   -------   -------         ------            -------
   Income from
     Continuing
     Operations...  $  628    $  637    $ 1,648    $ 1,432   $ 2,931   $ 2,858   $ 2,205         $  615            $ 1,676
                    ======    ======    =======    =======   =======   =======   =======         ======            =======
Basic Earnings Per
 Share of Common
 Stock --
 Continuing
 Operations.......  $  .55    $  .56    $  1.45    $  1.26   $  2.60   $  2.43   $  1.61         $  .66(2)         $  1.79(2)
Diluted Earnings
 Per Share of
 Common Stock --
 Continuing
 Operations.......  $  .55    $  .55    $  1.43    $  1.24   $  2.56   $  2.41   $  1.60         $  .65(2)         $  1.76(2)
Dividends Per
 Common Share.....  $  .35    $ .315    $ 1.365    $  1.23   $ 1.115   $ 1.015   $   .91
Weighted Average
 Number of Shares
 Outstanding
 (millions):
 Basic............   1,127     1,128      1,129      1,131     1,121     1,170     1,360            931(2)             933(2)
 Diluted..........   1,138     1,146      1,145      1,150     1,140     1,183     1,371            942(2)             948(2)

OTHER DATA:
Cash Provided by
 Continuing
 Operations.......  $  147    $  152    $ 4,132    $ 4,027   $ 4,109   $ 5,170   $ 3,697
Cash Used for
 Investment
 Activities of
 Continuing
 Operations.......  (2,086)   (1,040)     (178)     (4,022)     (987)   (1,286)   (1,744)
Cash Used for
 Financing
 Activities.......   2,242     2,103    (3,053)       (451)   (4,018)   (3,571)   (2,878)

BALANCE SHEET
 DATA:
Cash and Cash
 Equivalents......  $1,003    $2,024    $ 1,059    $ 1,004   $ 1,066   $ 1,408   $   856         $  908
Working Capital...  (3,872)   (2,374)    (2,374)    (2,110)       15    (2,116)    3,208            104
Net Property,
 Plant and
 Equipment........  14,817    13,092     14,131     12,601    10,959    11,389    11,385         14,817
Total Assets......  41,967    39,797     38,536     36,689    32,342    32,748    32,577         33,222
Long-Term
 Borrowings and
 Capital Lease
 Obligations......   4,566     6,402      4,495      5,897     5,052     5,646     6,338          4,566
Minority
 Interests........     464       381        407        361       315       223       192            464
Stockholders'
 Equity...........  14,133    11,629     13,954     11,270    10,593     8,323    12,743          9,459

------------
(1) Includes an exchange loss of $131 on forward exchange contracts purchased in 1998 to fix in U.S. dollars the cash required to acquire Herberts, the automotive coatings business of Hoechst AG. The purchase price for Herberts was negotiated in German marks.


(2) Pro forma data are provided for illustrative purposes based on an assumed exchange ratio as described on page 49.

           SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA OF CONOCO

     The following table contains selected historical and pro forma financial data of Conoco as of the dates and for the periods indicated. The pro forma financial information is provided to aid in your analysis of the financial aspects of the exchange offer. This information may not necessarily reflect the results of operations, financial position and cash flows of Conoco in the future or what the results of operations, financial position and cash flows would have been had Conoco been a separate, stand-alone entity during all of the periods presented. The information is only a summary and you should read it together with the consolidated financial statements of Conoco and the "Unaudited Pro Forma Financial Statements of Conoco" and the other information about Conoco included elsewhere in this document. You should also read the "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations of Conoco" and "Business of Conoco" sections of this document, which describe Conoco's business as well as a number of factors that have affected Conoco's financial results, including declining crude oil and natural gas prices.

     The pro forma financial data for Conoco give effect to the following transactions and events:

     - the split-off of Conoco through an exchange of 100 percent of Conoco Class B common stock held by DuPont for DuPont common stock held by United States persons; and

     - various payments made by Conoco to DuPont in connection with Conoco's repayment of intercompany indebtedness to DuPont as part of the separation:


      -- payment by Conoco to DuPont in October 1998 of $4,228 million from Conoco's initial public offering proceeds.


      -- payment by Conoco to DuPont in April 1999 of $3,970 million from Conoco's sale of senior debt securities.

      -- payment by Conoco to DuPont in May 1999 of $1,022 million from Conoco's sales of commercial paper.


     The historical financial statements of Conoco reflect these payments as of the date made. To the extent these events are not reflected in the historical consolidated income statements of Conoco, the unaudited pro forma consolidated income statements assume that these transactions occurred as of the beginning of the periods presented. To the extent these events are not reflected in the historical balance sheet, the unaudited pro forma balance sheet assumes that these transactions occurred as of March 31, 1999.


     Except where otherwise indicated, reserve and production information in the following tables includes Conoco's share of equity affiliates. Oil includes crude oil, condensate and natural gas liquids expected to be removed for Conoco's account from its natural gas production.

                                     CONOCO


                                 THREE
                                MONTHS                                                            PRO FORMA AS      PRO FORMA AS
                                 ENDED                                                          ADJUSTED FOR THE    ADJUSTED FOR
                               MARCH 31,                  YEAR ENDED DECEMBER 31,                 THREE MONTHS     THE YEAR ENDED
                            ---------------   -----------------------------------------------        ENDED          DECEMBER 31,
                             1999     1998     1998      1997      1996      1995      1994      MARCH 31, 1999         1998
                             ----     ----     ----      ----      ----      ----      ----     ----------------   --------------
                                                            (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Total Revenues(1).........  $5,335   $5,834   $23,168   $26,263   $24,416   $20,518   $19,433        $5,335           $23,110
Cost of Goods Sold and
  Other Operating
  Expenses................   3,005    3,393    13,840    16,226    14,560    11,146    10,640         3,005            13,840
Selling, General and
  Administrative
  Expenses................     186      183       736       726       755       728       679           186               736
Stock Option Provision....      --       --       236        --        --        --        --            --               236
Exploration Expenses(2)...      46       67       380       457       404       331       357            46               380
Depreciation, Depletion
  and Amortization........     302      267     1,113     1,179     1,085     1,067     1,244           302             1,113
Taxes Other Than on
  Income(1)...............   1,591    1,417     5,970     5,532     5,637     5,823     5,477         1,591             5,970
Interest and Debt
  Expense.................      71        1       199        36        74        74        63            71               225
                            ------   ------   -------   -------   -------   -------   -------        ------           -------
Income Before Income
  Taxes...................     134      506       694     2,107     1,901     1,349       973           134               610
Provision for Income
  Taxes...................      51      190       244     1,010     1,038       774       551            51               218
                            ------   ------   -------   -------   -------   -------   -------        ------           -------
    Net Income(3).........  $   83   $  316   $   450   $ 1,097   $   863   $   575   $   422        $   83           $   392
                            ======   ======   =======   =======   =======   =======   =======        ======           =======
Segment Net Income:
Upstream:
  United States...........  $   40   $   88   $   219   $   445   $   314   $   258   $   248
  International...........      68      143       283       439       367       234       250
Downstream:
  United States...........      17       34       135       216       172       112       104
  International...........      23       57       156        91       117       121       137
Corporate and Other(3)....     (65)      (6)     (343)      (94)     (107)     (150)     (317)
                            ------   ------   -------   -------   -------   -------   -------
                            $   83   $  316   $   450   $ 1,097   $   863   $   575   $   422
                            ======   ======   =======   =======   =======   =======   =======
Earnings Per Share
  Basic...................  $  .13   $  .72   $   .95   $  2.51   $  1.98   $  1.32   $   .97        $  .13           $   .62
  Diluted.................  $  .13   $  .72   $   .95   $  2.51   $  1.98   $  1.32   $   .97        $  .13           $   .62
Weighted Average Shares
  Outstanding
  Basic...................     628      437       474       437       437       437       437           628               628
  Diluted.................     635      437       475       437       437       437       437           635               637
Dividends Per Share of
  Common Stock(4).........  $  .14   $   --   $    --   $    --   $    --   $    --   $    --

OTHER DATA:
Cash Provided By
  Operations..............  $  393   $   12   $ 1,373   $ 2,876   $ 2,396   $ 1,924   $ 2,143
Capital Expenditures and
  Investments.............     415      431     2,516     3,114     1,944     1,837     1,665
Cash Used for Investing
  Activities..............     547      165     1,598     2,037     1,647     1,677     1,364
Cash Used for (Provided
  from) Financing
  Activities..............    (188)     262       555       499       187       313       773
Cash Exploration
  Expense.................      28       43       217       286       262       204       200


------------
(1) Includes petroleum excise taxes of $5,801, $5,349, $5,461, $5,655, and $5,291 for 1998, 1997, 1996, 1995 and 1994, and of $1,546 and $1,373 for the
    first three months of 1999 and 1998. Petroleum excise taxes for pro forma presentation are the same as in the applicable historical periods presented.

(2) Includes cash exploration overhead and operating expense, DD&A, dry hole costs and impairments of unproved properties.

(3) Includes after-tax exchange gains (losses) of $32, $21, $(7), $(40) and $(143) for 1998, 1997, 1996, 1995 and 1994, $2 and $7 for the first three months of 1999 and 1998 and $23 for the pro forma as adjusted for the year ended December 31, 1998 and $2 pro forma as adjusted for the three months ended March 31, 1999.


(4) Conoco's initial dividend was determined on a pro rata basis covering the period from October 27, 1998, the closing date of Conoco's initial public offering, to December 31, 1998, and is equivalent to $.19 per share for a full quarter.

                                     CONOCO

                                                                                                                      PRO FORMA
                                                  MARCH 31,                         DECEMBER 31,                     AS ADJUSTED
                                                  ---------        -----------------------------------------------    MARCH 31,
                                               1999       1998      1998      1997      1996      1995      1994         1999
                                               ----       ----      ----      ----      ----      ----      ----     -----------
                                                                                    (IN MILLIONS)
BALANCE SHEET DATA:
Cash and Cash Equivalents...................  $   425    $   729   $   394   $ 1,147   $   846   $   286   $   319     $    399
Working Capital.............................     (706)(1)     569       45       567       862       999     1,790         (706)(1)
Net Property, Plant and Equipment...........   11,230     10,831    11,413    10,828    10,082     9,758     9,522       11,230
Total Assets................................   16,080     16,716    16,075    17,062    15,226    14,229    15,271       16,082
Long-Term Borrowings -- Related Parties.....    3,970      1,567     4,596     1,450     2,287     2,141     2,279           --
Other Long-Term Borrowings and Capital Lease
  Obligations...............................       93        103        93       106       101        65       342        4,091
Total Stockholders' Equity/Owner's Net
  Investment................................    4,342      7,936     4,438     7,896     6,579     6,754     7,274        4,342

                                                               1998      1997      1996      1995      1994
                                                               ----      ----      ----      ----      ----
OPERATING DATA:
Proved Reserves at December 31:
  Oil (MMbbls)..............................................    1,591     1,624       973       977       988
  Natural Gas (Bcf).........................................    6,183     5,861     5,396     5,048     4,674
  Total Proved Reserves (MMBOE).............................    2,622     2,601     1,872     1,818     1,767
International Proved Reserves (% of Total)..................       73%       73%       65%       63%       61%
Reserve Replacement Ratio...................................      110%      448%      126%      127%      157%
Reserve Life (years)(2).....................................     12.3      12.4       8.9       9.3       8.2
Finding and Development Costs
  per BOE(3)................................................  $  4.03   $  3.63   $  4.84   $  5.39   $  6.24
Average Daily Production:
  Oil (Mbbls/day)...........................................      348       374       374       346       367
  Natural Gas (MMcf/day)....................................    1,411     1,203     1,211     1,126     1,327
  Total Production (MBOE/day)...............................      583       575       576       534       588
Average Production Costs per BOE(4).........................  $  3.95   $  4.21   $  3.84   $  3.92   $  3.59
Refinery Capacity at December 31 (Mbbls/day)(5).............      807       754       743       621       602
Refinery Utilization(5).....................................       92%       91%       83%       97%       99%
Total Refinery Inputs (Mbbls/day)(6)........................      823       780       732       721       697
Sales of Refined Products (Mbbls/day).......................    1,049     1,048       998       983       931
Retail Marketing Outlets at December 31(7):
  United States.............................................    4,897     4,903     4,976     5,125     5,196
  International.............................................    3,023     2,971     2,874     2,390     2,438

------------

(1) The working capital deficit results from the issuance of short-term commercial paper to repay the remaining related-party debt owed to DuPont. For detailed information, see Conoco's unaudited pro forma financial statements on page 52.


(2) Total proved reserves at December 31 divided by annual production, excluding natural gas liquids from gas plant ownership.

(3) Finding and development costs per barrel-of-oil-equivalent represent a trailing five-year average for each year displayed.

(4) Excludes equity affiliates and processed natural gas liquids.

(5) Based on rated capacity to process crude oil and condensate excluding other feedstocks.

(6) Includes crude oil, condensate and other feedstocks. This does not include Conoco's indirect 1.2 percent interest in a 95,000 barrel per day refinery in Mersin, Turkey, acquired as a result of Conoco's marketing joint venture in Turkey.

(7) Represents outlets owned by Conoco and others that sell Conoco's refined products.

        UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF DUPONT

     The following unaudited pro forma consolidated financial statements of DuPont for the year ended December 31, 1998, the three months ended March 31, 1999 and 1998, and as of March 31, 1999 were prepared by DuPont to illustrate the estimated effects of the exchange offer, the cash offer and the transactions directly associated with Conoco's initial public offering and separation from DuPont, principally:

     - the effect to DuPont of the exchange offer relates to the reduction in DuPont common stock outstanding resulting from the exchange of Conoco Class B common stock owned by DuPont for DuPont common stock held by United States persons.

     - the effect to DuPont of the cash offer relates to the reduction of DuPont common stock outstanding resulting from the cash purchase of DuPont common stock held by persons that are not United States persons.

     - the effect to DuPont of the initial public offering. In October 1998, DuPont received Conoco's initial public offering proceeds, in repayment of a portion of Conoco's intercompany indebtedness to DuPont.

     - the effect to DuPont of Conoco debt issuances. On April 20, 1999, Conoco completed the sale of senior debt securities, and DuPont received from Conoco its net proceeds in repayment of a portion of Conoco's indebtedness to DuPont. In May 1999, Conoco issued commercial paper and used the proceeds to repay its remaining indebtedness to DuPont.

     These transactions and their effect on DuPont are further described in the notes to these unaudited pro forma financial statements. To the extent these events are not reflected in the historical consolidated income statements of DuPont, the unaudited pro forma consolidated income statements assume that these transactions occurred as of the beginning of the periods presented. To the extent these events are not reflected in the historical balance sheet, the unaudited pro forma balance sheet assumes that these transactions occurred as of March 31, 1999.


     DuPont believes that the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to the exchange offer, the cash offer and the transactions associated with the initial public offering and separation. The pro forma consolidated financial statements do not purport to represent what the results of operations or financial position of DuPont would actually have been if the exchange offer, the cash offer and the transactions associated with the initial public offering and separation had in fact occurred on such dates or to project the results of operations or financial position of DuPont for any future period or date. These statements should be read in connection with, and are qualified by reference to, the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," located in DuPont's 1998 Form 10-K and the DuPont's Form 10-Q for the quarter ended March 31, 1999, which we have filed with the SEC, and which we have incorporated in this document by reference. To find out where you can get copies of DuPont's SEC filings see "Where You Can Find More Information" on page 154.

               PRO FORMA CONSOLIDATED INCOME STATEMENT OF DUPONT
                          YEAR ENDED DECEMBER 31, 1998
                      (IN MILLIONS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                             PRO FORMA
                                                              HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                              ----------    -----------    ---------
Sales.......................................................    $24,767                     $24,767
Other Income................................................        981                         981
                                                                -------       ------        -------
  Total.....................................................     25,748                      25,748
Cost of Goods Sold and Other Operating Charges..............     15,664                      15,664
Selling, General & Administrative Expenses..................      2,115                       2,115
Depreciation and Amortization...............................      1,452                       1,452
Research and Development Expense............................      1,308                       1,308
Interest Expense............................................        520           (4)(a)        516
Purchased In-Process Research and Development...............      1,443                       1,443
Employee Separation Costs and Write-down of Assets..........        633                         633
                                                                -------       ------        -------
  Total.....................................................     23,135           (4)        23,131
                                                                -------       ------        -------
Income from Continuing Operations Before Income
  Taxes and Minority Interests..............................      2,613            4          2,617
Provision for Income Taxes..................................        941          (24)(b)        917
Minority Interests in Earnings of Consolidated
  Subsidiaries..............................................         24                          24
                                                                -------       ------        -------
Income from Continuing Operations...........................    $ 1,648       $   28        $ 1,676
                                                                =======       ======        =======
Earnings Per Share -- Continuing Operations:
  Basic.....................................................    $  1.45
  Diluted...................................................    $  1.43
Weighted Average Number of Shares Outstanding (millions):
  Basic.....................................................      1,129
  Diluted...................................................      1,145
PRO FORMA EARNINGS PER SHARE FROM CONTINUING OPERATIONS
BASED ON ALTERNATIVE LEVELS OF PARTICIPATION IN THE EXCHANGE
OFFER AND CASH OFFER (SHARES IN MILLIONS)(C):
  Basic --
    100% (195.9 DuPont shares tendered).....................                                $  1.79
    75% (146.9 DuPont shares tendered; 55 Conoco shares
       sold; 54.1 Conoco shares distributed in a
       spin-off)............................................                                $  1.72
    50% (98 DuPont shares tendered; 55 Conoco shares sold;
       163.3 Conoco shares distributed in a spin-off).......                                $  1.64
  Diluted --
    100% (195.9 DuPont shares tendered).....................                                $  1.76
    75% (146.9 DuPont shares tendered; 55 Conoco shares
       sold; 54.1 Conoco shares distributed in a
       spin-off)............................................                                $  1.69
    50% (98 DuPont shares tendered; 55 Conoco shares sold;
       163.3 Conoco shares distributed in a spin-off).......                                $  1.62
PRO FORMA WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
BASED ON ALTERNATIVE LEVELS OF PARTICIPATION IN THE EXCHANGE
OFFER AND CASH OFFER (SHARES IN MILLIONS)(C):
  Basic --
    100% (195.9 DuPont shares tendered).....................                                    933
    75%(146.9 DuPont shares tendered; 55 Conoco shares sold;
       54.1 Conoco shares distributed in a spin-off.........                                    982
    50% (98 DuPont shares tendered; 55 Conoco shares sold;
       163.3 Conoco shares distributed in a spin-off).......                                  1,031
  Diluted --
    100% (195.9 DuPont shares tendered).....................                                    948
    75% (146.9 DuPont shares tendered; 55 Conoco shares
       sold; 54.1 Conoco shares distributed in a
       spin-off)............................................                                    997
    50% (98 DuPont shares tendered; 55 Conoco shares sold;
       163.3 Conoco shares distributed in a spin-off).......                                  1,046

      See Notes to Unaudited Pro Forma Consolidated Financial Statements.

               PRO FORMA CONSOLIDATED INCOME STATEMENT OF DUPONT
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                      (IN MILLIONS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                             PRO FORMA
                                                              HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                              ----------    -----------    ---------
Sales.......................................................    $6,194                      $6,194
Other Income................................................       297                         297
                                                                ------                      ------
  Total.....................................................     6,491                       6,491
Cost of Goods Sold and Other Operating Charges..............     4,049                       4,049
Selling, General & Administrative Expenses..................       479                         479
Depreciation and Amortization...............................       332                         332
Research and Development Expense............................       264                         264
Interest Expense............................................       127          (11)(a)        116
Purchased In-Process Research and Development...............        60                          60
Employee Separation Costs and Write-down of Assets..........       118                         118
                                                                ------         ----         ------
  Total.....................................................     5,429          (11)         5,418
                                                                ------         ----         ------
Income from Continuing Operations Before Income
  Taxes and Minority Interests..............................     1,062           11          1,073
Provision for Income Taxes..................................       417           (2)(b)        415
Minority Interests in Earnings of Consolidated
  Subsidiaries..............................................         8                           8
                                                                ------         ----         ------
Income from Continuing Operations...........................    $  637         $ 13         $  650
                                                                ======         ====         ======
Earnings Per Share -- Continuing Operations:
  Basic.....................................................    $  .56
  Diluted...................................................    $  .55
Weighted Average Number of Shares Outstanding (millions):
  Basic.....................................................     1,128
  Diluted...................................................     1,146
PRO FORMA EARNINGS PER SHARE FROM CONTINUING OPERATIONS
  BASED ON ALTERNATIVE LEVELS OF PARTICIPATION IN THE
    EXCHANGE OFFER AND CASH OFFER (SHARES IN MILLIONS)(C):
    Basic --
       100% (195.9 DuPont shares tendered)..................                                $  .69
       75% (146.9 DuPont shares tendered; 55 Conoco shares
         sold; 54.1 Conoco shares distributed in a
         spin-off)..........................................                                $  .66
       50% (98 DuPont shares tendered; 55 Conoco shares
         sold; 163.3 Conoco shares distributed in a
         spin-off)..........................................                                $  .63
    Diluted --
       100% (195.9 DuPont shares tendered)..................                                $  .68
       75% (146.9 DuPont shares tendered; 55 Conoco shares
         sold; 54.1 Conoco shares distributed in a
         spin-off)..........................................                                $  .65
       50% (98 DuPont shares tendered; 55 Conoco shares
         sold; 163.3 Conoco shares distributed in a
         spin-off)..........................................                                $  .62
PRO FORMA WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
  BASED ON ALTERNATIVE LEVELS OF PARTICIPATION IN THE
    EXCHANGE OFFER AND CASH OFFER (SHARES IN MILLIONS)(C):
    Basic --
       100% (195.9 DuPont shares tendered)..................                                   933
       75% (146.9 DuPont shares tendered; 55 Conoco shares
         sold; 54.1 Conoco shares distributed in a
         spin-off)..........................................                                   982
       50% (98 DuPont shares tendered; 55 Conoco shares
         sold; 163.3 Conoco shares distributed in a
         spin-off)..........................................                                 1,030
    Diluted --
       100% (195.9 DuPont shares tendered)..................                                   948
       75% (146.9 DuPont shares tendered; 55 Conoco shares
         sold; 54.1 Conoco shares distributed in a
         spin-off)..........................................                                   997
       50% (98 DuPont shares tendered; 55 Conoco shares
         sold; 163.3 Conoco shares distributed in a
         spin-off)..........................................                                 1,046

      See Notes to Unaudited Pro Forma Consolidated Financial Statements.

               PRO FORMA CONSOLIDATED INCOME STATEMENT OF DUPONT
                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
                      (IN MILLIONS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                             PRO FORMA
                                                              HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                              ----------    -----------    ---------
Sales.......................................................    $ 6,295                     $ 6,295
Other Income................................................         18                          18
                                                                -------        ----         -------
  Total.....................................................      6,313                       6,313
Cost of Goods Sold and Other Operating Charges..............      3,873                       3,873
Selling, General & Administrative Expenses..................        535                         535
Depreciation and Amortization...............................        335                         335
Research and Development Expense............................        358                         358
Interest Expense............................................         96          23(a)          119
Purchased In-Process Research and Development...............         40                          40
                                                                -------        ----         -------
  Total.....................................................      5,237          23           5,260
                                                                -------        ----         -------
Income from Continuing Operations Before Income
  Taxes and Minority Interests..............................      1,076         (23)          1,053
Provision for Income Taxes..................................        432         (10)(b)         422
Minority Interests in Earnings of Consolidated
  Subsidiaries..............................................         16                          16
                                                                -------        ----         -------
Income from Continuing Operations...........................    $   628        $(13)        $   615
                                                                =======        ====         =======
Earnings Per Share -- Continuing Operations:
  Basic.....................................................    $   .55
  Diluted...................................................    $   .55
Weighted Average Number of Shares Outstanding (millions):
  Basic.....................................................      1,127
  Diluted...................................................      1,138
PRO FORMA EARNINGS PER SHARE FROM CONTINUING OPERATIONS
BASED ON ALTERNATIVE LEVELS OF PARTICIPATION IN THE EXCHANGE
OFFER AND CASH OFFER (SHARES IN MILLIONS)(C):
  Basic --
    100% (195.9 DuPont shares tendered).....................                                $   .66
    75% (146.9 DuPont shares tendered; 55 Conoco shares
       sold; 54.1 Conoco shares distributed in a
       spin-off)............................................                                $   .64
    50% (98 DuPont shares tendered; 55 Conoco shares sold;
       163.3 Conoco shares distributed in a spin-off).......                                $   .61
  Diluted --
    100% (195.9 DuPont shares tendered).....................                                $   .65
    75% (146.9 DuPont shares tendered; 55 Conoco shares
       sold; 54.1 Conoco shares distributed in a
       spin-off)............................................                                $   .63
    50% (98 DuPont shares tendered; 55 Conoco shares sold;
       163.3 Conoco shares distributed in a spin-off).......                                $   .60
PRO FORMA WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
BASED ON ALTERNATIVE LEVELS OF PARTICIPATION IN THE EXCHANGE
OFFER AND CASH OFFER (SHARES IN MILLIONS)(C):
  Basic --
    100% (195.9 DuPont shares tendered).....................                                    931
    75% (146.9 DuPont shares tendered; 55 Conoco shares
       sold; 54.1 Conoco shares distributed in a
       spin-off)............................................                                    980
    50% (98 DuPont shares tendered; 55 Conoco shares sold;
       163.3 Conoco shares distributed in a spin-off).......                                  1,029
  Diluted --
    100% (195.9 DuPont shares tendered).....................                                    942
    75% (146.9 DuPont shares tendered; 55 Conoco shares
       sold; 54.1 Conoco shares distributed in a
       spin-off)............................................                                    991
    50% (98 DuPont shares tendered; 55 Conoco shares sold;
       163.3 Conoco shares distributed in a spin-off).......                                  1,040

       See Notes to Unaudited Pro Forma Consolidated Financial Statements

                 PRO FORMA CONSOLIDATED BALANCE SHEET OF DUPONT
                                 MARCH 31, 1999
                                 (IN MILLIONS)
                                  (UNAUDITED)

                                                                         PRO FORMA
                                                           HISTORICAL   ADJUSTMENTS      PRO FORMA
                                                           ----------   -----------      ---------
ASSETS
Cash and Cash Equivalents................................   $ 1,003      $    (95)(b)    $    908
Marketable Securities....................................        11                            11
Accounts and Notes Receivable............................     5,399                         5,399
Inventories..............................................     3,566                         3,566
Prepaid Expenses.........................................       216                           216
Deferred Income Taxes....................................       596                           596
                                                            -------      --------        --------
     Total Current Assets................................    10,791           (95)         10,696
Property, Plant and Equipment............................    35,469                        35,469
Less: Accumulated Depreciation and Amortization..........    20,652                        20,652
                                                            -------      --------        --------
     Net Property, Plant and Equipment...................    14,817            --          14,817
Investment in Affiliates.................................     1,801                         1,801
Other Assets.............................................     5,908                         5,908
Net Assets of Discontinued Operations....................     8,650        (8,650)(a,b)        --
                                                            -------      --------        --------
TOTAL ASSETS.............................................   $41,967      $ (8,745)       $ 33,222
                                                            =======      ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts Payable.........................................   $ 1,900      $     --        $  1,900
Short-Term Borrowings and Capital Lease Obligations......     9,232        (4,071)(a)       5,161
Income Taxes.............................................       374            --             374
Other Accrued Liabilities................................     3,157            --           3,157
                                                            -------      --------        --------
     Total Current Liabilities...........................    14,663        (4,071)         10,592
Long-Term Borrowings and Capital Lease Obligations.......     4,566            --           4,566
Other Liabilities........................................     7,663            --           7,663
Deferred Income Taxes....................................       478            --             478
                                                            -------      --------        --------
     Total Liabilities...................................    27,370        (4,071)         23,299
Minority Interests.......................................       464            --             464
Preferred Stock..........................................       237            --             237
Common Stock.............................................       342            --             342
Additional Paid-In Capital...............................     7,866            --           7,866
Reinvested Earnings......................................     6,933         8,735(b,c)     15,668
Accumulated Other Comprehensive Loss.....................      (526)          349(c)         (177)
Common Stock Held in Trust for Unearned Employee
  Compensation and Benefits (Flexitrust), at Market......      (719)           --            (719)
Treasury Stock...........................................        --       (13,758)(a,d)   (13,758)
                                                            -------      --------        --------
     Total Stockholders' Equity..........................    14,133        (4,674)          9,459
                                                            -------      --------        --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...............   $41,967      $ (8,745)       $ 33,222
                                                            =======      ========        ========

      See Notes to Unaudited Pro Forma Consolidated Financial Statements.

                                     DUPONT

         NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF DUPONT
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The unaudited pro forma consolidated income statement for the year ended December 31, 1998 and for the three months ended March 31, 1999 and 1998 and the unaudited pro forma consolidated balance sheet as of March 31, 1999 have been prepared from the consolidated financial statements of DuPont for the year ended December 31, 1998 and for the quarters ended March 31, 1999 and 1998, included in DuPont's Form 10-K for the year ended December 31, 1998 and DuPont's Form 10-Q for the period ended March 31, 1999. The financial statements of DuPont as set forth in its Form 10-K for the year ended December 31, 1998 and in its Form 10-Q for the period ended March 31, 1999 present Conoco's petroleum operations as discontinued operations.

     The pro forma financial statements give effect to the exchange offer, the cash offer and, as described below, the transactions directly associated with the initial public offering and separation of Conoco from DuPont. These transactions and their effect on DuPont are described in the notes to these unaudited pro forma financial statements. To the extent these events are not reflected in the historical consolidated income statements of DuPont, the unaudited pro forma consolidated income statements assume that these transactions occurred as of the beginning of the periods presented. To the extent these events are not reflected in the historical balance sheet, the unaudited pro forma balance sheet assumes that these transactions occurred as of March 31, 1999.

     The initial public offering of the Class A common stock of Conoco, previously a wholly owned subsidiary of DuPont, commenced on October 21, 1998, and the Class A common stock began trading on the New York Stock Exchange on October 22, 1998. The initial public offering consisted of 191,456,427 shares of Class A common stock issued at a price of $23 per share, for net proceeds of $4,228, after deducting the underwriting discounts and commissions payable by Conoco. The initial public offering represented DuPont's first step in the planned divestiture of its entire petroleum business. Through DuPont's ownership of 100 percent of Conoco Class B common stock, a total of 436,543,573 shares, DuPont owned approximately 70 percent of Conoco's common stock representing approximately 92 percent of the combined voting power of all classes of voting stock of Conoco at March 31, 1999.

     In July 1998, a dividend of $7,500 was declared and paid in the form of a promissory note by Conoco to DuPont. In September 1998, Conoco declared a dividend of $700 representing a reduction of notes receivable from DuPont. In connection with the initial public offering and as a part of the separation of Conoco from DuPont, DuPont transferred to Conoco the ownership of a number of subsidiaries, which consisted of oil and gas businesses and operations including the associated assets and liabilities. The transactions related to the separation were included in the provisions of the separation agreement between Conoco and DuPont and primarily included the following:

     - structuring Conoco on a stand-alone basis by transferring between DuPont and Conoco a number of subsidiaries and assets and liabilities;

     - settling, to the extent specified, intercompany loans in existence prior to the initial public offering;

     - delivering a promissory note to DuPont as settlement for DuPont stock options held by Conoco employees and other employee benefits related liabilities;

     - using the net proceeds of the initial public offering to repay DuPont a portion of intercompany indebtedness; and

     - entering into agreements with respect to employee benefit arrangements, information management, provision of interim services, financing arrangements, tax sharing, environmental liabilities and various commercial arrangements.

                                     DUPONT

                                  (UNAUDITED)

     Conoco used the net proceeds from the initial public offering to repay indebtedness owed to DuPont or to purchase a portion of the indebtedness owed by subsidiaries of Conoco to DuPont as follows:

     - to pay accrued interest ($124) on the $7,500 promissory notes and then to repay principal ($2,654) on the note to the extent necessary to reduce the principal amount to $4,846;

     - to purchase intercompany notes denominated in Norwegian Kroner with an aggregate principal amount of approximately $461 after conversion to U.S. dollars, together with accrued interest ($9);

     - to pay accrued interest ($8) and a portion of the principal ($820) on another intercompany note to the extent necessary to reduce the principal amount to $7; and

     - to pay a portion of the principal ($152) on an intercompany demand note.

The sum of these payments to DuPont in October 1998 was $4,228.

     In April 1999, Conoco sold $4,000 in senior debt securities. Conoco used the net proceeds of $3,970, after deducting debt issuance costs and note discount, to reduce the related party debt and accrued interest owed to DuPont. In May 1999, Conoco issued commercial paper and used the proceeds of $1,022 to repay its remaining indebtedness to DuPont.

     Under the terms of the exchange offer, DuPont will offer to exchange 436.5 million shares of Conoco Class B common stock owned by DuPont for a predetermined number of DuPont shares held by United States persons based on the actual exchange ratio. The pro forma financial information contained in this document has been compiled, in part, on the basis of an assumed exchange ratio of 2.37131 shares of Conoco Class B common stock for each share of DuPont common stock. This assumed ratio is equal to the ratio of the closing sale price of DuPont common stock to that of Conoco Class A common stock on June 4, 1999 and does not include any projected premiums. THIS ASSUMED EXCHANGE RATIO IS FOR ILLUSTRATIVE PURPOSES ONLY. Applying this illustrative exchange ratio to the
436.5 million shares of Conoco Class B common stock owned by DuPont results in a maximum of 184.1 million shares of DuPont common stock received in exchange for Conoco stock.

     The actual exchange ratio applicable to the exchange offer will be determined shortly before commencement of the exchange offer, and will be calculated on the basis of the relative trading prices of the two securities at such time, adjusted, it is anticipated, to reflect a premium to tendering stockholders. THE ACTUAL EXCHANGE RATIO WILL BE SET FORTH IN THE FINAL OFFERING CIRCULAR-PROSPECTUS, AND IS LIKELY TO BE DIFFERENT THAN THE ASSUMED EXCHANGE RATIO USED IN THESE PRO FORMA FINANCIAL STATEMENTS, ALTHOUGH NEITHER DUPONT NOR CONOCO CAN PREDICT AT THIS TIME WHETHER IT WILL BE HIGHER OR LOWER THAN SUCH AMOUNT.

     Under the terms of the cash offer DuPont would offer to purchase a maximum of 11.8 million shares of DuPont common stock held by persons that are not United States persons at an assumed cash purchase price of $70.25 a share. The number of shares to be purchased in the cash offer is calculated by multiplying the estimated number of shares owned by persons who are not United States persons by the percentage of all outstanding DuPont shares held by United States persons that will be exchanged for shares of Conoco Class B common stock if the exchange offer is fully subscribed. The assumed cash purchase price is determined by multiplying the illustrative exchange ratio of 2.37131 times the closing sale price of Conoco Class A common stock on June 4, 1999 of $29 5/8. THIS ASSUMED CASH PURCHASE PRICE IS FOR ILLUSTRATIVE PURPOSES ONLY.

     The DuPont shares received in the exchange offer and cash offer will be recorded as an increase to treasury stock at the market value of the shares of Conoco Class B common stock distributed on the expiration date in the exchange offer and at the cash price paid for DuPont shares in the cash offer. The exchange offer will result in a net gain to DuPont, after direct expenses of the disposition, and will be reported as a component of the gain on disposal of discontinued business. The gain from the exchange offer will result from the difference between the market value and the carrying value of the shares of Conoco Class B common stock distributed. There will be no gain from the cash offer.

                                     DUPONT

                                  (UNAUDITED)

     On March 15, 1999, DuPont agreed to effect a business combination with Pioneer Hi-Bred International, Inc. The merger is expected to close during the summer of 1999. While the effects of this transaction are not required for pro forma purposes, in the year 2000, the first full year of combined operations with Pioneer, DuPont expects fully diluted earnings per share, excluding the impact of nonrecurring items, to be reduced by about seven percent as the result of increased interest expense and purchase price amortization of intangible assets associated with the acquisition. Preliminary analysis indicates that 1999 pro forma earnings, assuming the merger took place on January 1, 1999, could show even more dilution due to the required exclusion under the pro forma rules of future operating benefits DuPont expects to realize from the combined operations. Actual dilution will be dependent on many factors including earnings of DuPont and Pioneer after the merger, allocations of purchase price including amounts assigned to purchased in-process research and development, the number of DuPont shares acquired under the exchange offer and cash offer, and the number of DuPont shares issued to acquire Pioneer. See "Risk Factors -- Risk of Future Acquisitions and Other Transactions by DuPont and Conoco."

     The unaudited pro forma consolidated financial statements were prepared assuming the exchange of 100 percent of Conoco Class B common stock owned by DuPont for DuPont common stock and 100 percent acceptance of the cash offer. It is believed that the financial statements presented on this basis are likely to be substantially representative of the outcome of the offers. However, in order to give effect to a full range of results, pro forma earnings per share and weighted average number of shares outstanding are presented assuming a pro rata reduction from the 100 percent case to 75 percent and 50 percent. The chance of the latter case occurring is believed to be slight. In the unexpected case the exchange offer is undersubscribed DuPont will distribute at least a sufficient number of Conoco shares through a spin-off so that Conoco stock representing at least 80 percent of the total combined voting power of all of the outstanding Conoco stock is distributed pursuant to the exchange offer and any subsequent spin-off.

     The pro forma adjustments are based upon currently available information and contain estimates and assumptions. DuPont believes the estimates and assumptions provide a reasonable basis for presenting the significant effects of the initial public offering, the separation of Conoco from DuPont, the exchange offer and the cash offer, and that the pro forma adjustments give appropriate effect to these estimates and assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

2. PRO FORMA ADJUSTMENTS

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS

     (a) Interest expense for continuing operations in the historical income statements reflected an allocation to discontinued operations as provided under EITF Issue 87-24. The pro forma basis interest expense results from the assumed repayment of DuPont's short-term commercial paper borrowings with actual proceeds received from Conoco in connection with the initial public offering and separation of Conoco from DuPont. This is consistent with DuPont's actual use of proceeds received from Conoco as a result of the transaction. Pro forma interest also reflects assumed additional commercial paper borrowings of $825 required to purchase DuPont common stock under the cash offer. Pro forma interest calculations are based on historical interest rates paid by DuPont on short-term commercial paper borrowings for the periods presented. For the year ended December 31, 1998 and for the three months ended March 31, 1999 and 1998, average commercial paper rates were 5.6 percent, 5.1 percent and 5.7 percent, respectively. To the extent Conoco's payments to DuPont were in excess of commercial paper borrowings, the excess was not assumed to benefit pro forma results.

     In the event 75 percent or 50 percent of the maximum number of DuPont shares (11.8 million shares) are purchased under the cash offer, assumed additional commercial paper borrowings required are $619 in the 75 percent case and $413 in the 50 percent case, versus the $825 required if 100 percent of DuPont shares are purchased. In the event 75 percent or 50 percent of the maximum number of DuPont shares (184.1 million

                                     DUPONT

                                  (UNAUDITED)

shares) are received in exchange for Conoco shares, 55 million shares of Conoco are assumed to be sold resulting in a reduction to commercial paper borrowings of $1,087.

     The effect of the cash offer on pro forma results is not material in that pro forma earnings per share data are essentially the same if all DuPont shares are received in the cash offer or none are received. The benefit from the reduction in shares outstanding is offset by additional interest expense associated with debt incurred to finance the repurchase.


     (b) The pro forma provision for income taxes reflects a benefit due to increased utilization of foreign tax credits when DuPont's provision for income taxes is computed on a stand-alone basis.


     (c) Presented for illustrative purposes, see page 48.

  UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

     (a) Reflects $4,896 received from Conoco in the second quarter 1999 in full payment of notes receivable outstanding from Conoco at March 31, 1999 net of assumed additional borrowings of $825 required to purchase DuPont common stock under the cash offer.

     Assuming the exchange offer and cash offer result in 75 percent and 50 percent of the maximum DuPont shares that may be received under these offers, pro forma borrowings of $5,161 would be reduced by $1,293 in the 75 percent case and $1,499 in the 50 percent case, due to proceeds from sale of Conoco stock and a reduction in cash required under the cash offer.

     (b) The gain on the disposition of Conoco will vary with the number of Conoco Class B common shares exchanged for DuPont common shares. The pro forma balance sheet assumes that 100 percent or 436.5 million Conoco shares are exchanged for 184.1 million DuPont shares. This results in an anticipated net gain of $8,735, which is net of $95 in direct expenses.

     If 75 percent of Conoco shares are exchanged, the net gain is $7,053 and includes a net gain of $614 for the sale of 55 million shares of Conoco at the closing sale price of Conoco Class A common stock on June 4, 1999. Reinvested earnings are reduced by the book value, $465, of the 54.1 million Conoco shares assumed distributed through a spin-off. If 50 percent of Conoco shares are exchanged, the net gain is $4,759 and includes a net gain of $614 for the sale of 55 million shares of Conoco. Reinvested earnings are reduced by the book value, $1,404, of the 163.3 million Conoco shares assumed distributed through a spin-off. To the extent taxes are required to be paid on the value of Conoco shares distributed to holders of DuPont common stock that are not United States persons, the indicated net gain on the transaction, assuming 75 percent or 50 percent of Conoco shares are exchanged, would be reduced by $32 and $96. Borrowings would increase by like amounts.

     (c) Reflects the elimination from accumulated other comprehensive loss of amounts pertaining to Conoco's operations as of March 31, 1999. Amounts represent cumulative translation adjustment (loss) of $270 and minimum pension liability adjustment (loss) of $79. The total adjustment reduces the gain on the transaction by $349.

     (d) The increase in treasury stock of $13,758 assumes that the maximum number of DuPont shares are received in the exchange offer (184.1 million DuPont shares for a total of $12,933) and cash offer (11.8 million DuPont shares for a total of $825).

     If 75 percent (146.9 million shares) or 50 percent (98 million shares) were received in the exchange offer and the cash offer, the pro forma increase in treasury stock would be reduced by $3,440 in the 75 percent case and $6,879 in the 50 percent case.

               UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF CONOCO


     The following unaudited pro forma financial statements of Conoco for the year ended December 31, 1998, the three months ended March 31, 1998 and 1999, and as of March 31, 1999, were prepared by Conoco to illustrate the estimated effects of the transactions directly associated with Conoco's initial public offering and separation from DuPont, principally:



     - the effect to Conoco of the initial public offering. In October 1998, Conoco paid its initial public offering proceeds in repayment of a portion of Conoco's intercompany indebtedness to DuPont.


     - the effect to Conoco of debt issuances. On April 20, 1999, Conoco completed the sale of senior debt securities, and Conoco paid to DuPont its proceeds in repayment of a portion of Conoco's indebtedness to DuPont. In May 1999, Conoco issued commercial paper and used the proceeds to repay its remaining indebtedness to DuPont.

     The exchange offer, the cash offer and the possible spin-off or cash sale of any remaining Conoco Class B common stock as a result of an undersubscription of shares in the exchange offer, will have no impact on Conoco's historical capital structure. Conoco's Class B common stock, as reported in its historical balance sheet, will remain issued and outstanding under any of these outcomes.

     These transactions and their effect on Conoco are further described in the notes to these unaudited pro forma financial statements. To the extent these events are not reflected in the historical consolidated income statements of Conoco, the unaudited pro forma consolidated income statements assume that these transactions occurred as of the beginning of the periods presented. To the extent these events are not reflected in the historical balance sheet, the unaudited pro forma balance sheet assumes that these transactions occurred as of March 31, 1999.

     Conoco management believes that the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to the exchange offer and the transactions associated with the initial public offering and separation of Conoco from DuPont. The pro forma financial statements do not purport to represent what the results of operations or financial position of Conoco would actually have been if the exchange offer and the transactions associated with the initial public offering and separation had in fact occurred on such dates or to project the results of operations or financial position of Conoco for any future period or date. These statements should be read in connection with, and are qualified by reference to the consolidated financial statements of Conoco and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Conoco," included elsewhere in this document.

                    PRO FORMA STATEMENT OF INCOME OF CONOCO
                          YEAR ENDED DECEMBER 31, 1998
                      (IN MILLIONS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                                  INITIAL
                                                                                  PUBLIC         PRO FORMA
                                                   PRO FORMA                     OFFERING           AS
                                      HISTORIC    ADJUSTMENTS      PRO FORMA    ADJUSTMENTS      ADJUSTED
                                      --------    -----------      ---------    -----------      ---------
Revenues............................  $23,168        $ (43)(a)      $23,116        $  (6)(d)      $23,110
                                                        (9)(b)
Cost of Goods Sold and Other
  Operating Expenses................   13,840           --           13,840           --           13,840
Selling, General and Administrative
  Expenses..........................      736           --              736           --              736
Stock Option Provision..............      236           --              236           --              236
Exploration Expenses................      380           --              380           --              380
Depreciation, Depletion and
  Amortization......................    1,113           --            1,113           --            1,113
Taxes Other Than on Income..........    5,970           --            5,970           --            5,970
Interest and Debt Expense...........      199          263(a)           462         (237)(e)          225
                                      -------        -----          -------        -----          -------
Income Before Income Taxes..........      694         (315)             379          231              610
Provision for Income Taxes..........      244          (91)(c)          153           65(e)           218
                                      -------        -----          -------        -----          -------
Net Income..........................  $   450        $(224)         $   226        $ 166          $   392
                                      =======        =====          =======        =====          =======
Pro Forma Earnings Per Share (Note
  4)
  Basic.............................  $  0.95                                                     $  0.62
  Diluted...........................  $  0.95                                                     $  0.62
Pro Forma Weighted Average Shares
  Outstanding (Note 4)
  Class A...........................       37                                        154              191
  Class B...........................      437                                         --              437
                                      -------                                      -----          -------
     Total Basic....................      474                                        154              628
Stock Options.......................        1                                          8                9
                                      -------                                      -----          -------
     Total Diluted..................      475                                        162              637
                                      =======                                      =====          =======

             See Notes to Unaudited Pro Forma Financial Statements.

                    PRO FORMA STATEMENT OF INCOME OF CONOCO
                       THREE MONTHS ENDED MARCH 31, 1998
                      (IN MILLIONS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                                   INITIAL
                                                                                   PUBLIC         PRO FORMA
                                                    PRO FORMA                     OFFERING           AS
                                       HISTORIC    ADJUSTMENTS      PRO FORMA    ADJUSTMENTS      ADJUSTED
                                       --------    -----------      ---------    -----------      ---------
Revenues.............................   $5,834        $ (16)(a)      $5,818         $(16)(d)       $5,802
Cost of Goods Sold and Other
  Operating Expenses.................    3,393           --           3,393           --            3,393
Selling, General and Administrative
  Expenses...........................      183           --             183           --              183
Exploration Expenses.................       67           --              67           --               67
Depreciation, Depletion and
  Amortization.......................      267           --             267           --              267
Taxes Other Than on Income...........    1,417           --           1,417           --            1,417
Interest and Debt Expense............        1          105(a)          106          (59)(e)           47
                                        ------        -----          ------         ----           ------
Income Before Income Taxes...........      506         (121)            385           43              428
Provision for Income Taxes...........      190          (34)(c)         156            9(e)           165
                                        ------        -----          ------         ----           ------
Net Income...........................   $  316        $ (87)         $  229         $ 34           $  263
                                        ======        =====          ======         ====           ======
Pro Forma Earnings Per Share (Note 4)
  Basic..............................   $ 0.72                                                     $ 0.42
  Diluted............................   $ 0.72                                                     $ 0.41
Pro Forma Weighted Average Shares
  Outstanding (Note 4)
  Class A............................       --                                       191              191
  Class B............................      437                                        --              437
                                        ------                                      ----           ------
     Total Basic.....................      437                                       191              628
Stock Options........................       --                                         9                9
                                        ------                                      ----           ------
     Total Diluted...................      437                                       200              637
                                        ======                                      ====           ======

             See Notes to Unaudited Pro Forma Financial Statements.

                    PRO FORMA STATEMENT OF INCOME OF CONOCO
                       THREE MONTHS ENDED MARCH 31, 1999
                      (IN MILLIONS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                                         PRO FORMA
                                                                           PRO FORMA        AS
                                                              HISTORIC    ADJUSTMENTS    ADJUSTED
                                                              --------    -----------    ---------
Revenues....................................................   $5,335           --        $5,335
Cost of Goods Sold and Other Operating Expenses.............    3,005           --         3,005
Selling, General and Administrative Expenses................      186           --           186
Exploration Expenses........................................       46           --            46
Depreciation, Depletion and Amortization....................      302           --           302
Taxes Other Than on Income..................................    1,591           --         1,591
Interest and Debt Expense...................................       71           --            71
                                                               ------       ------        ------
Income Before Income Taxes..................................      134           --           134
Provision for Income Taxes..................................       51           --            51
                                                               ------       ------        ------
Net Income..................................................   $   83           --        $   83
                                                               ======       ======        ======
Pro Forma Earnings Per Share (Note 4)
  Basic.....................................................   $ 0.13                     $ 0.13
  Diluted...................................................   $ 0.13                     $ 0.13
Pro Forma Weighted Average Shares Outstanding (Note 4):
  Class A...................................................      191                        191
  Class B...................................................      437                        437
                                                               ------                     ------
     Total Basic............................................      628                        628
Stock Options...............................................        7                          7
                                                               ------                     ------
     Total Diluted..........................................      635                        635
                                                               ======                     ======

             See Notes to Unaudited Pro Forma Financial Statements.

                       PRO FORMA BALANCE SHEET OF CONOCO
                                 MARCH 31, 1999
                                 (IN MILLIONS)
                                  (UNAUDITED)

                                                                                            PRO FORMA
                                                                           PRO FORMA           AS
                                                              HISTORIC    ADJUSTMENTS       ADJUSTED
                                                              --------    ------------      ---------
ASSETS
Cash and Cash Equivalents...................................  $   425       $   (26)(g)      $   399
Accounts and Notes Receivable...............................    1,228            --            1,228
Inventories.................................................      899            --              899
Prepaid Expenses............................................      305            --              305
                                                              -------       -------          -------
     Total Current Assets...................................    2,857           (26)           2,831
Net Property, Plant and Equipment...........................   11,230            --           11,230
Investment in Affiliates....................................    1,445            --            1,445
Other Assets................................................      548            28(f)           576
                                                              -------       -------          -------
Total Assets................................................  $16,080       $     2          $16,082
                                                              =======       =======          =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable............................................  $ 1,355       $    --          $ 1,355
Short-Term Borrowings -- Related Parties....................      926           122(f)            --
                                                                                (26)(g)
                                                                             (1,022)(h)
Other Short-Term Borrowings and Capital Lease Obligations...       29         1,022(h)         1,051
Income Taxes................................................      171            --              171
Other Accrued Liabilities...................................    1,082          (122)(f)          960
                                                              -------       -------          -------
     Total Current Liabilities..............................    3,563           (26)           3,537
                                                              -------       -------          -------
Long-Term Borrowings -- Related Parties.....................    3,970        (3,970)(f)           --
Other Long-Term Borrowings and Capital Lease Obligations....       93         3,998(f)         4,091
Deferred Income Taxes.......................................    1,658            --            1,658
Other Liabilities and Deferred Credits......................    2,144            --            2,144
                                                              -------       -------          -------
     Total Liabilities......................................   11,428             2           11,430
                                                              -------       -------          -------
Minority Interests..........................................      310            --              310
Stockholders' Equity........................................    4,342            --            4,342
                                                              -------       -------          -------
Total Liabilities and Stockholders' Equity..................  $16,080       $     2          $16,082
                                                              =======       =======          =======

             See Notes to Unaudited Pro Forma Financial Statements.

                                     CONOCO

                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)
                                  (UNAUDITED)

1.  BASIS OF PRESENTATION

     The unaudited pro forma statements of income for the year ended December 31, 1998, the three months ended March 31, 1998 and 1999 and the unaudited pro forma balance sheet as of March 31, 1999 have been prepared from the consolidated financial statements of Conoco for the year ended December 31, 1998 and the interim consolidated financial statements of Conoco for the three months ended March 31, 1999 and 1998 as included in this document.

     The pro forma financial statements give effect to the exchange offer and, as described in note 2 below, the transactions directly associated with the initial public offering and separation of Conoco from DuPont. These transactions and their effect on Conoco are described in the notes to these unaudited pro forma financial statements. To the extent these events are not reflected in the historical consolidated income statements of Conoco, the unaudited pro forma consolidated income statements assume that these transactions occurred as of the beginning of the periods presented. To the extent these events are not reflected in the historical balance sheet, the unaudited pro forma balance sheet assumes that these transactions occurred as of March 31, 1999.

     The pro forma financial statements do not purport to represent what the results of operations or financial position of Conoco would actually have been if the exchange offer, the transactions associated with the initial public offering and separation from DuPont, and the sale of senior debt securities and commercial paper had in fact occurred on such dates or to project the results of operations or financial position of Conoco for any future date or period. The pro forma financial statements should be read together with, and are qualified by reference to, the consolidated financial statements of Conoco and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Conoco," included elsewhere in this document.

     The pro forma adjustments are based upon currently available information and contain estimates and assumptions. Should DuPont's ownership interest fall below 50 percent, pro forma selling, general and administrative expenses and guarantee and letter of credit fees would increase by approximately $15 to $20 on a full year basis. In addition, changes were made in services historically provided to DuPont by Conoco. These changes primarily included ceasing to provide insurance coverage to DuPont which historically had been provided through a company-owned captive insurance company, entering into new contractual commitments related to fees charged by Conoco for services provided to DuPont such as research and development and securing supplies of natural gas for various DuPont facilities. The effect of these changes were not material to Conoco's results of operations and were not reflected in the pro forma statements of income.

     Conoco management believes the estimates and assumptions provide a reasonable basis for presenting the significant effects of the exchange offer, initial public offering and separation of Conoco from DuPont, and that the pro forma adjustments give appropriate effect to these estimates and assumptions and are properly applied in the pro forma financial statements.

2.  INITIAL PUBLIC OFFERING AND SEPARATION

     The initial public offering of Class A common stock of Conoco commenced on October 21, 1998, and the Class A common stock began trading on the New York Stock Exchange on October 22, 1998. The initial public offering consisted of 191,456,427 shares of Class A common stock issued at a price of $23 per share, for net proceeds of $4,228, after deducting the underwriting discounts and commissions payable by Conoco. Through DuPont's ownership of 100 percent of Conoco Class B common stock, representing a total of 436,543,573 shares, DuPont owned approximately 70 percent of Conoco's common stock representing approximately 92 percent of the combined voting power of all classes of voting stock of Conoco at March 31, 1999.

     In July 1998, a dividend of $7,500 was declared and paid in the form of a promissory note by Conoco to DuPont. In September 1998, Conoco declared a dividend of $700 representing a reduction of notes receivable

                                     CONOCO

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)
                                  (UNAUDITED)

from DuPont. In connection with the initial public offering, DuPont transferred to Conoco the ownership of subsidiaries consisting of oil and gas businesses and operations including the associated assets and liabilities.

     The transactions related to the separation of Conoco from DuPont primarily included the following:

     - structuring Conoco on a stand-alone basis by transferring between DuPont and Conoco a number of subsidiaries and assets and liabilities;

     - settling, to the extent specified, intercompany loans in existence prior to the initial public offering;

     - delivering a promissory note to DuPont as settlement for DuPont stock options held by Conoco employees and other employee benefits related liabilities;

     - using the net proceeds of the initial public offering to repay a portion of the long-term borrowings -- related parties; and

     - entering into agreements with respect to employee benefit arrangements, information management, the provision of interim services, financing arrangements, tax sharing, environmental liabilities and various commercial arrangements.

     Conoco used the net proceeds from the initial public offering to repay indebtedness owned to DuPont or to purchase a portion of the indebtedness owed by subsidiaries of Conoco to DuPont as follows:

     - to pay accrued interest ($124) on the $7,500 promissory notes and then to repay principal ($2,654) on such note to the extent necessary to reduce the principal amount to $4,846;

     - to purchase intercompany notes denominated in Norwegian Kroner with an aggregate principal amount of approximately $461 after conversion to U.S. dollars, together with accrued interest ($9);

     - to pay accrued interest ($8) and a portion of the principal ($820) on another intercompany note to the extent necessary to reduce the principal amount to $7; and

     - to pay a portion of the principal ($152) on an intercompany demand note.

     The sum of these payments to DuPont in October 1998 was $4,228.

     In connection with the initial public offering, Conoco and DuPont gave current employees of Conoco the option, subject to specific country tax and legal requirements, to participate in a program that involved the cancellation of all or part of their options to purchase DuPont common stock or stock appreciation rights with respect to DuPont common stock and the issuance by Conoco, upon such cancellation, of comparable Conoco Class A common stock options, or stock appreciation rights with respect to Conoco Class A common stock. This program was deemed a change in the terms of the affected awards granted to Conoco employees. As a result, Conoco incurred a non-cash charge to compensation expense in the fourth quarter of 1998 of $236 pre-tax or $183 after-tax.

3.  PRO FORMA ADJUSTMENTS

     Unaudited Pro Forma Statements of Income

     (a) Reflects a decrease in interest income due to settlement of notes receivable -- related parties and incremental interest expense resulting from Conoco's new debt structure. The incremental interest expense was calculated by multiplying long-term borrowings -- related parties ($7,500), intercompany notes denominated in Norwegian Kroner ($461) and other intercompany notes ($820) by an annual interest rate of 6.0125 percent on those borrowings and subtracting the associated historical related party interest cost of $264 for the year ended December 31, 1998 and $27 for the three months ended March 31, 1998. The associated historical-related party

                                     CONOCO

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)
                                  (UNAUDITED)

interest cost excludes capitalized interest of $72 for the year ended December 31, 1998 and $28 for the three months ended March 31, 1998.

     On April 20, 1999, Conoco completed its public offering and sale of $4,000 of multi-tranche senior debt, which included:

     - $1,350 in 5.9 percent five-year notes priced at 99.856 to yield 5.934 percent;

     - $750 in 6.35 percent ten-year notes priced at par; and

     - $1,900 in 6.95 percent 30-year notes priced at par.

The three tranches had a weighted average interest rate of 6.49 percent.

     In May 1999, Conoco sold $1,022 of commercial paper through a commercial paper program. This program provides Conoco with up to $2,000 of borrowing capacity and gives Conoco the ability to issue commercial paper at any time with various maturities not to exceed 270 days. The proceeds from the commercial paper resulted from multiple placements, and the average interest rate from all sales was representative of short-term market rates.

     The net proceeds from senior debt of $3,970 and commercial paper of $1,022 were used to repay all remaining related party debt and accrued interest owed to DuPont. Despite an incrementally higher interest rate from the senior debt securities versus the promissory note with DuPont, offset partially by incrementally lower interest rates from commercial paper sales, pro forma interest and debt expense continues to be representative of expected interest and debt expense for all periods presented.

     (b) Reflects the impact of changes in currency exchange rates on intercompany loans denominated in foreign currencies purchased by Conoco from DuPont as part of the restructuring and settlement of notes prior to the initial public offering as provided for in the separation of Conoco from DuPont. These loans are to Western European petroleum operations for which the local currency has been designated as the functional currency.

     (c) Reflects the impact of the pro forma adjustments primarily consisting of increased interest expense resulting from Conoco's new debt structure and a separate return income tax calculation method on the provision for income taxes. The historic tax provision for the period prior to the initial public offering was calculated on a loss benefit method. In accordance with SEC Staff Accounting Bulletin No. 55, the pro forma provision for income taxes is calculated using a separate return method.

     The adjustment to the pro forma statement of income for the year ended December 31, 1998 includes an increase of $6 in the pro forma provision for income taxes due to the change to the separate return method presentation. The increase is attributable to a reduction in tax benefits resulting from the transfer of international exploration subsidiaries from one tax jurisdiction to another, partially offset by utilization of additional foreign credits against the provision of U.S. taxes. The pro forma statement of income for the three months ended March 31, 1998 includes a reduction in the pro forma provision for income taxes of $5, also due to the change to the separate return method presentation. This decrease results from the utilization of additional foreign tax credits to offset U.S. taxes.

     Initial Public Offering Adjustments

     (d) Reflects the impact of changes in currency exchange rates on intercompany loans denominated in foreign currencies purchased by Conoco from DuPont after the initial public offering. These loans are to Western European petroleum operations for which the local currency has been designated as the functional currency.

                                     CONOCO

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)
                                  (UNAUDITED)

     (e) Represents the reduction of interest expense and the associated increase in income taxes resulting from the payment to DuPont of the borrowings described in note 2 relating to the use of net proceeds and the tax impact of the adjustment described in (d) above.

Unaudited Pro Forma Balance Sheet

     Exchange Offer Adjustments


     (f) Represents the issuance on April 20, 1999 of senior debt securities, after deducting debt issuance costs and note discount, and the payment of a portion of the related party debt and accrued interest to DuPont. The remaining portion of long-term borrowings -- related parties, including accrued interest, have been reclassified to short-term borrowings -- related parties.


     (g) Represents a payment to DuPont in April 1999 on the revolving credit facility.

     (h) Represents the sale of $1,022 of commercial paper, through multiple placements, from a commercial paper program in May 1999. The proceeds were used to repay the remaining short-term borrowings -- related parties and accrued interest to DuPont.

4.  EARNINGS PER SHARE

     Unaudited pro forma basic earnings per share include the shares of Conoco Class A and Class B common stock outstanding immediately after the initial public offering. Pro forma diluted earnings per share includes the dilutive effect of the 8.5 million shares of Class A common stock issuable upon exercise of Conoco stock options, after applying the treasury stock method, which were issued in the option program upon cancellation of outstanding DuPont stock options. The adjustments for the basic and diluted pro forma weighted average shares give effect to the above.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS OF CONOCO

     The discussion and analysis of Conoco's financial condition and results of operations should be read together with the consolidated financial statements of Conoco included in this document.

     At the time of its initial public offering, Conoco's capital structure was established and the transfer to Conoco of subsidiaries previously owned by DuPont was substantially completed, resulting in direct ownership of those subsidiaries. Accordingly, for periods subsequent to Conoco's initial public offering, financial information is presented on a consolidated basis.

     Prior to the date of Conoco's initial public offering, operations were conducted by Conoco Inc., subsidiaries of Conoco Inc. and, in some cases, subsidiaries of DuPont. The accompanying consolidated financial statements of Conoco for these periods are presented on a carve-out basis prepared from DuPont's historical accounting records, and include the historical operations of both entities owned by Conoco and operations transferred to Conoco by DuPont at the time of the initial public offering. In this context, no direct ownership relationship existed among all the various units comprising Conoco. Accordingly, DuPont and its subsidiaries' net investment in Conoco, presented as owner's net investment, is shown in lieu of stockholders' equity in the consolidated financial statements for periods prior to the initial public offering.

     Conoco's consolidated statement of income includes all revenues and costs directly attributable to Conoco, including costs for facilities, functions and services used by Conoco at shared sites and costs for functions and services performed by centralized DuPont organizations and directly charged to Conoco based on usage. In addition, services performed by Conoco on DuPont's behalf are directly charged to DuPont. The results of operations also include allocations of DuPont's general corporate expenses through the date of the initial public offering.

     Prior to the date of the initial public offering, all charges and allocations of cost for facilities, functions and services performed by DuPont organizations for Conoco have been deemed to have been paid by Conoco to DuPont, in cash, in the period in which the cost was recorded in Conoco's consolidated financial statements. Allocations of current income taxes receivable or payable are similarly deemed to have been remitted, in cash, by or to DuPont in the period the related income taxes were recorded. Subsequent to the initial public offering, such costs are billed directly under transitional service agreements, and income taxes are paid directly to the taxing authorities, or to DuPont, as appropriate.

     Conoco has four reporting segments for its upstream and downstream businesses, reflecting geographic division between the United States and international. Activities of the upstream business include exploring for, and developing, producing and selling, crude oil, natural gas and natural gas liquids. Activities of the downstream business include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products and transporting, distributing and marketing petroleum products. Corporate and other includes general corporate expenses, financing costs and other non-operating items, and results for electric power and related-party insurance operations.

     Conoco considers portfolio optimization to be an ongoing business strategy and continuously seeks to improve the balance of properties in its investment portfolio in order to maximize profitability. Over the past five years, Conoco has generated proceeds of approximately $2,126 million, averaging about $425 million a year, through the disposal of marginal and non-strategic producing properties, by upgrading and redirecting its exploration portfolio and by increasing its ownership in large scale properties. As a result, Conoco has maintained production essentially constant on a barrel-of-oil-equivalent basis while undergoing these changes in its properties. Conoco's policy is to report material gains and losses from individual asset sales as special items when reporting consolidated net income.

     Conoco conducts its activities through wholly and majority owned subsidiaries and, increasingly, through investments in corporate entities, partnerships and limited liability companies in which Conoco exerts significant influence, generally having a 20-50% ownership interest. Conoco refers to such investments in this document as "equity affiliates". This trend of conducting business in the petroleum industry through equity affiliates is expected to increase in the future as Conoco attempts to minimize either the capital or political risks associated with new large-scale, high-impact projects.

LIQUIDITY AND CAPITAL RESOURCES

  CASH PROVIDED BY OPERATIONS

     Cash provided by operations in the first three months of 1999 increased $381 million to $393 million versus $12 million in the first three months of 1998. Cash provided by operations before changes in operating assets and liabilities decreased $234 million compared to the first three months of 1998. The decrease was primarily due to lower net realized crude oil and natural gas prices, weaker refined product margins and increased interest expense resulting from separation-related debt to DuPont incurred in the second half of 1998, and was partly offset by higher volumes. Positive changes to net operating assets and liabilities of $615 million were due to timing of payments on other operating liabilities, lower 1999 tax payments and higher 1999 accrued interest, offset by an increase in accounts receivable due to higher crude oil prices late in the first quarter of 1999.

     Cash provided by operations in 1998 decreased $1,503 million to $1,373 million versus $2,876 million in 1997. Cash provided by operations before changes in operating assets and liabilities decreased $303 million compared to 1997. The decrease was primarily due to lower net realized crude oil and natural gas prices, partially offset by higher natural gas volumes and improved international downstream margins. Negative changes to net operating assets and liabilities of $1,200 million were due to higher tax payments attributable to 1997 asset sales and a decrease in accounts payable, offset by a decrease in accounts receivable due to lower crude oil prices.

     Cash provided by operations increased $480 million, or 20 percent, to $2,876 million during 1997 versus $2,396 million in 1996. Positive changes to net operating assets and liabilities of $446 million were principally due to the $303 million received from a contract for future sales of natural gas to Centrica, a United Kingdom gas marketing company.

INVESTMENT ACTIVITIES

  CAPITAL EXPENDITURES AND INVESTMENTS

                                                        THREE MONTHS
                                                           ENDED
                                                         MARCH 31,        YEAR ENDED DECEMBER 31
                                                        ------------    --------------------------
                                                        1999    1998     1998      1997      1996
                                                        ----    ----    ------    ------    ------
                                                                      (IN MILLIONS)
Upstream:
  United States.......................................  $113    $149    $  788    $1,534    $  400
  International.......................................   198     187     1,177       999       864
                                                        ----    ----    ------    ------    ------
          Total Upstream..............................  $311    $336    $1,965    $2,533    $1,264
Downstream:
  United States.......................................  $ 32    $ 30    $  201    $  227    $  218
  International.......................................    70      65       332       331       462
                                                        ----    ----    ------    ------    ------
          Total Downstream............................  $102    $ 95    $  533    $  558    $  680
Corporate and Other...................................     2      --        18        23        --
                                                        ----    ----    ------    ------    ------
          Total Capital Expenditures and
            Investments...............................  $415    $431    $2,516    $3,114    $1,944
                                                        ====    ====    ======    ======    ======
United States.........................................  $147    $179    $1,007    $1,761    $  618
International.........................................   268     252     1,509     1,353     1,326
                                                        ----    ----    ------    ------    ------
          Total.......................................  $415    $431    $2,516    $3,114    $1,944
                                                        ====    ====    ======    ======    ======

     Total capital expenditures and investments were $415 million in the first quarter of 1999, a decrease of $16 million, or four percent, versus $431 million in the first quarter of 1998. The first quarter of 1999 excluded amounts paid for the completion of 1998 acquisitions. The decrease is primarily due to lower spending on upstream capital projects in the United States.

     Total capital investments in 1998 were $2,516 million, a decrease of 19 percent versus 1997 capital investments of $3,114 million, which included a $929 million acquisition of natural gas properties and transportation assets in the Lobo trend in South Texas. Approximately 60 percent of 1998 capital investments were outside the United States. About 78 percent of 1998 capital investments were spent in upstream, with a majority of this devoted to development projects in South Texas, deepwater Gulf of Mexico, Venezuela, the United Kingdom and Norway. Approximately $312 million was spent on exploratory drilling and leasing. Downstream capital investments in 1998 included completion of the Melaka refinery in Malaysia, expansion of retail marketing operations, particularly in Europe, and upgrades and maintenance of existing facilities. Conoco also spent approximately $18 million for corporate software in 1998.

     Total capital investments, including investments in affiliates and acquisitions, were $3,114 million in 1997, a 60 percent increase over 1996 capital investments of $1,944 million. This increase primarily reflects the Lobo acquisition.

     Discussed below is a more detailed analysis of capital expenditures and investments by operating segments within the U.S. and international. Capital expenditures and investments do not include expensed exploration costs.

  UPSTREAM
  --------

     Upstream capital expenditures and investments, excluding amounts paid in the first quarter of 1999 for the completion of 1998 acquisitions, totaled $311 million in the first three months of 1999. The decrease of $25 million, or approximately seven percent, compared to $336 million for the first three months of 1998, was primarily a result of an overall reduction in the 1999 capital expenditure program, including exploration, partly offset by 1999 investments in Petrozuata, a joint venture in Venezuela.

     Upstream capital investments totaled $1,965 million in 1998, a decrease of $568 million, or 22 percent, compared to $2,533 million in 1997, which included the $929 million Lobo acquisition.

     Upstream capital investments totaled $2,533 million in 1997, an increase of $1,269 million, or 100 percent, compared to $1,264 million in 1996, primarily as a result of the Lobo acquisition. The Lobo acquisition added significant reserves and 1,150 miles of natural gas gathering and transportation pipeline, providing direct access to major Texas intrastate and interstate pipelines. As a result, Conoco is the largest natural gas producer in the area and the second largest natural gas producer in Texas.

     Conoco adjusts its capital expenditure budgets on an annual basis. Conoco currently has long-term commitments to fund the following upstream projects:

     - $275 million in equity advances for Petrozuata;

     - $250 million for three major projects in Norway;

     - $170 million for the West Natuna gas development project in Indonesia;
       and

     - $490 million for charter fees for Conoco's two new drillships.

  United States

     During the first three months of 1999, Conoco spent $113 million on capital projects in the United States, a decrease of $36 million, or 24 percent, from $149 million in the first three months of 1998. Expenditures in the first three months of 1999 focused on the continued development of the Lobo field in South Texas and the completion of the Ursa field in the deepwater Gulf of Mexico.

     In 1998, U.S. capital investments were $788 million, a decrease of $746 million, or 49 percent, compared to 1997 U.S. capital investments of $1,534 million, which included the $929 million Lobo acquisition. Expenditures in 1998 focused on continuing operations and development. This included

     - the development of the Lobo field and the Ursa field in the deepwater Gulf of Mexico;

     - the construction of two deepwater drillships, the first of which went into service in January 1999 in the Gulf of Mexico, and the second of which went into service in April 1999 in New Zealand;

     - the acquisition of exploratory acreage, and

     - the expansion of onshore natural gas operations.

The Ursa field development represents a major development project in the Gulf of Mexico. The project involved installing a new generation tension leg platform in approximately 3,900 feet of water. Initial production began in March 1999.

     During 1997, Conoco spent $1,534 million on capital projects in the United States, an increase of $1,134 million, or 284 percent, compared to 1996 U.S. capital investments of $400 million. Besides the $929 million Lobo acquisition and exploratory drilling, expenditures focused on

     - development of the Ursa field in deepwater Gulf of Mexico;

     - construction of two deepwater drillships;

     - acquisition of additional reserves and exploratory acreage in the San Juan Basin; and

     - expansion of onshore natural gas operations.

     In 1996, U.S. capital investments focused on continuing operations and development.

  International

     International capital expenditures and investments totaled $198 million in the first three months of 1999, an increase of $11 million, or six percent, from $187 million in the first three months of 1998. The 1999 expenditures include investment in Petrozuata, as well as continued development of various fields in the U.K. and Norwegian sector of the North Sea.

     In 1998, international capital investments were $1,177 million, an increase of $178 million, or 18 percent, compared to $999 million in 1997. The 1998 increase reflects expenditures to complete the multi-year development program in the Britannia gas field in the U.K. North Sea, with first production in August 1998. Other significant capital investments were made for exploratory drilling and development projects such as:

     - the Petrozuata joint venture in Venezuela, which also began production in August 1998;

     - the Visund field in the Norwegian North Sea; and

     - the Viking Phoenix project in the U.K. North Sea.

Conoco increased its natural gas holdings in the U.K. sector of the North Sea through its acquisition of the British subsidiary of Canadian Occidental Petroleum Ltd., which held an interest in the South Valiant, Vulcan and Caister fields, as well as interests in the Murdoch and Esmond gas transportation systems.

     International capital investments totaled $999 million in 1997, an increase of $135 million, or 16 percent, compared to international capital investments of $864 million in 1996. Conoco continued to develop the Britannia gas field in the U.K. North Sea. Other significant capital investments were made for exploratory drilling and development projects such as:

     - the Petrozuata joint venture in Venezuela;

     - the Ukpokiti field offshore Nigeria;

     - the Visund field in the Norwegian North Sea;

     - a methanol plant in Norway; and

     - the Boulton gas field in the U.K. North Sea.

In 1996, international capital investments were $864 million, reflecting expenditures to develop the Britannia field and $67 million to fund Conoco's share of losses incurred by a European gas marketing joint venture.

  DOWNSTREAM
  --------

     Downstream capital expenditures and investments totaled $102 million in the first three months of 1999, an increase of $7 million, or seven percent, versus $95 million in the first three months of 1998, primarily reflecting increased expenditures for European and Asia-Pacific refining operations.

     Downstream capital investments were $533 million in 1998, a decrease of $25 million, or four percent, versus $558 million in 1997, primarily as a result of lower investments in equity affiliates.

     Downstream capital investments totaled $558 million in 1997, a decrease of $122 million, or 18 percent, versus $680 million in 1996, primarily reflecting completion of the acidic crude vacuum unit at Conoco's Humber refinery in the U.K., as well as the acquisition of an equity interest in two refineries in the Czech Republic during 1996.

     Conoco currently has long-term commitments to fund the following downstream projects:

     - $150 million to comply with clean fuels specifications at the Humber refinery in the U.K.; and

     - $165 million to facilitate the processing of Petrozuata synthetic crude at the Lake Charles refinery.

  United States

     During the first three months of 1999, Conoco spent $32 million on downstream capital projects in the United States, up $2 million, or seven percent, from $30 million in the first three months of 1998. The majority of the funds spent were used to support continuing refining operations.

     Investments in 1998 totaled $201 million, a decrease of $26 million, or 11 percent, versus 1997 investments of $227 million. Investments in 1998 included costs for continued operations and optimization of retail marketing operations. Conoco also invested $8 million for an increased ownership interest in Penreco, a joint venture with Pennzoil-Quaker State that produces and markets highly refined specialty petroleum products.

     During 1997, Conoco spent $227 million on downstream capital projects in the United States, an increase of $9 million, or four percent, compared to investments of $218 million in 1996. The majority of the 1997 funds were used to support continuing operations and optimization of retail marketing operations. Conoco also invested funds for an initial equity interest in Penreco.

     Capital investments in 1996 totaled $218 million. The most significant investments related to the completion of the 45,000 barrel per day expansion of the Lake Charles refinery's sour crude oil processing capability to support the Excel Paralubes lube oil hydrocracker joint venture with Pennzoil. The lube oil hydrocracker converts low quality, high sulphur vacuum gas oil into base oil of extremely high purity and enhances the value of Conoco's finished lubricants business by producing improved motor oils, transmission fluids and industrial lubes blended from hydrocracked base oils.

  International

     During the first three months of 1999, Conoco spent $70 million on downstream international capital expenditures and investments, up $5 million, or eight percent, from $65 million in the first three months of 1998. Expenditures in the first three months of 1999 focused on strengthening Conoco's retail marketing position, as well as investment in the Melaka Refinery in Malaysia and the Humber Refinery in the U.K.

     In 1998, Conoco made capital investments of $332 million including investments in Conoco's retail marketing position in core markets such as Germany and Austria, and newer retail markets such as Thailand, as well as investments for completing the construction of the Melaka refinery, a joint venture with Petronas and Statoil, which began operation in the third quarter of 1998.

     During 1997, Conoco spent $331 million on downstream international capital investments, a decrease of $131 million, or 28 percent, from 1996 capital investments of $462 million. The decrease was due to expenditures in 1996 relating to costs for the acidic crude vacuum unit at Conoco's Humber refinery. The installation of the vacuum unit at the Humber refinery allowed the refinery to process acidic crude oil, including equity crude oil from the Heidrun field. Expenditures in 1997 focused on strengthening Conoco's retail marketing position in core markets such as Germany, Austria and the Nordic countries, expanding in targeted retail growth markets in Central and Eastern Europe, Spain, Turkey and the Asia Pacific region, and continuing the construction of the Melaka refinery.

     Capital investments in 1996 totaled $462 million and included costs for the acidic crude vacuum unit at Conoco's Humber refinery, construction expenditures related to the Melaka refinery, acquisition of equity interests in two Czech refineries, and expansion of retail marketing operations, particularly in Eastern Europe. The acquisition of the equity interests in the two Czech refineries supported the expansion of Conoco's retail marketing operations in the emerging markets in Eastern Europe, including the Czech Republic, Poland, Hungary and Slovakia.

  CORPORATE AND OTHER
  --------

     Corporate and other capital expenditures totaled $2 million in the first three months of 1999, and were associated with the capitalization of new computer software.

     Capital investments in 1998 were $18 million and were primarily associated with corporate software.

     Capital investments in 1997 were $23 million, most of which represent Conoco's investment in electric power generation projects through international equity affiliates. Because of deregulation within this industry, Conoco expects to continue to pursue projects that leverage the economic advantages of Conoco's energy production activities and the demand for energy in DuPont or third party manufacturing operations.

     There were no capital investments in corporate and other during 1996.

  PROCEEDS FROM SALES OF ASSETS AND SUBSIDIARIES

     Conoco's investment activities also include proceeds of $18 million for the first three months of 1999, a decrease of $257 million from the first three months of 1998, which included $54 million from the sale of North Sea producing and non-producing properties and $156 million from the sale of various downstream assets in the U.S. These proceeds are a result of Conoco's ongoing strategic portfolio realignment.

     Conoco's 1998 investment activities included proceeds of $721 million, a 28 percent increase over $565 million in 1997. The 1998 proceeds included $245 million from the sale of upstream U.S. and North Sea properties, $156 million from the sale of various downstream assets in the U.S., as well as $54 million from the sale of an office building in Europe.

     These and other proceeds are a result of Conoco's ongoing strategic portfolio management program designed to improve profitability. In recent years, Conoco has consolidated its exploration and production operations by selling hundreds of smaller, less efficient properties, while acquiring an increased interest in its larger producing areas. As a result, Conoco has reduced the number of producing fields while maintaining production essentially constant on a barrel-of-oil-equivalent basis. 1997 proceeds were $565 million, an increase of $237 million versus 1996 proceeds of $328 million.

FINANCING ACTIVITIES

     Conoco's ability to maintain and grow its operating income and cash flow depends upon continued capital spending. Conoco believes its future cash flow from operations and its borrowing capacity should be sufficient to fund dividends, debt service, capital expenditures and working capital requirements and to service debt.


     Prior to the separation from DuPont, the businesses transferred to Conoco were funded through DuPont. Apart from limited recourse project financing related to various joint ventures, equipment lease facilities and financing of refinery equipment and other small financings, Conoco has had limited indebtedness to third parties. Since the time of its initial public offering, Conoco's operations have been funded through internally generated funds, related party debt with DuPont and third party borrowings.

     In July 1998, Conoco issued a promissory note to DuPont in the aggregate principal amount of $7,500 million bearing interest at a rate of 6.0125 percent per annum. In October 1998, Conoco raised net proceeds of $4,228 million in its initial public offering. The net proceeds from the initial public offering were used to repay a portion of the $7,500 million promissory note and other intercompany notes with DuPont. Total indebtedness owed to DuPont, following application of the net proceeds of the initial public offering and the determination of Conoco's cash and cash equivalents in excess of $225 million, was $4,853 million, consisting of $4,846 million related to the $7,500 million promissory note described in the above paragraph and $7 million remaining on an $827 million promissory note, due January 2, 2000, and bearing interest at a rate equal to the six-month LIBOR plus 0.375 percent per annum.


     On October 27, 1998, Conoco and DuPont entered into a revolving credit agreement under which DuPont provides Conoco with a revolving credit facility in principal amount of up to $500 million. Total indebtedness owed to DuPont was $4,896 million as of March 31, 1999, consisting of $926 million in short-term borrowings and $3,970 million in long-term borrowings. The short-term borrowings consisted of $300 million due on the revolving credit agreement and $626 million representing the short-term portion of the $4,596 million promissory notes due to DuPont.


     In April 1999, Conoco issued $4,000 million in senior fixed-rate debt securities with a weighted average interest rate of 6.49%. The net proceeds of this offering of $3,970 million were used to repay a portion of the outstanding principal and accrued interest on the $7,500 million promissory note.

     In May 1999, Conoco instituted a commercial paper program with a borrowing capacity up to $2,000 million that gives Conoco the ability to issue commercial paper at any time with various maturities not to exceed 270 days. Also in May 1999, Conoco made multiple placements aggregating $1,022 million under this program, and the average interest rate from all sales was representative of short-term market rates. The proceeds were used to repay all related party debt owed to DuPont. Upon the repayment of the indebtedness to DuPont, Conoco and DuPont terminated the revolving credit agreement.

RESULTS OF OPERATIONS

  CONSOLIDATED RESULTS

                                                        THREE MONTHS
                                                       ENDED MARCH 31      YEAR ENDED DECEMBER 31
                                                       ---------------   ---------------------------
                                                        1999     1998     1998      1997      1996
                                                       ------   ------   -------   -------   -------
                                                        (IN MILLIONS)           (IN MILLIONS)
SALES AND OTHER OPERATING REVENUES
  Upstream
     United States..................................   $  706   $  863   $ 3,200   $ 3,348   $ 2,783
     International..................................      479      456     1,601     1,906     1,943
                                                       ------   ------   -------   -------   -------
          Total Upstream............................   $1,185   $1,319   $ 4,801   $ 5,254   $ 4,726
  Downstream
     United States..................................   $1,962   $2,185   $ 8,949   $11,394   $10,545
     International..................................    2,143    2,028     8,297     8,639     8,880
                                                       ------   ------   -------   -------   -------
          Total Downstream..........................   $4,105   $4,213   $17,246   $20,033   $19,425
  Corporate and Other                                      21      204       749       509        79
                                                       ------   ------   -------   -------   -------
          Total Sales and Other Operating
            Revenues................................   $5,311   $5,736   $22,796   $25,796   $24,230
                                                       ======   ======   =======   =======   =======
AFTER-TAX OPERATING INCOME
  Upstream
     United States..................................   $   40   $   88   $   219   $   445   $   314
     International..................................       68      143       283       439       367
                                                       ------   ------   -------   -------   -------
          Total Upstream............................   $  108   $  231   $   502   $   884   $   681
  Downstream
     United States..................................   $   17   $   34   $   135   $   216   $   172
     International..................................       23       57       156        91       117
                                                       ------   ------   -------   -------   -------
          Total Downstream..........................   $   40   $   91   $   291   $   307   $   289
  Corporate and Other Operating.....................      (15)     (20)     (271)      (82)      (74)
                                                       ------   ------   -------   -------   -------
          Total After-Tax Operating Income..........   $  133   $  302   $   522   $ 1,109   $   896
  Interest and Other Non-Operating Income Expense
          Net of Tax................................      (50)      14       (72)      (12)      (33)
                                                       ------   ------   -------   -------   -------
          CONSOLIDATED NET INCOME...................   $   83   $  316   $   450   $ 1,097   $   863
                                                       ======   ======   =======   =======   =======

  SPECIAL ITEMS

     Consolidated net income includes the following non-recurring special items on an after-tax basis:

                                                              THREE MONTHS
                                                                 ENDED
                                                               MARCH 31,     YEAR ENDED DECEMBER 31
                                                              ------------   -----------------------
                                                              1999    1998    1998     1997    1996
                                                              -----   ----   ------   ------   -----
                                                                                  (IN MILLIONS)
UPSTREAM
Asset sales.................................................     --   $23    $  95    $ 240    $ 16
Property impairments........................................     --    --      (38)    (112)    (63)
Tax rate changes............................................     --    --       --       19      --
Employee separation costs...................................     --    --      (42)      --     (11)
Inventory write-downs.......................................     --    --       (4)      --      --
                                                              -----   ---    -----    -----    ----
          Total Upstream Special Items......................     --    23    $  11    $ 147    $(58)
                                                              =====   ===    =====    =====    ====
DOWNSTREAM
Asset sales.................................................     --    --    $  12    $  --    $ 19
Property impairments........................................     --    --       --      (55)     --
Tax rate changes............................................     --    --       --       11      --
Environmental insurance litigation recoveries...............     --    --       --       --      44
Employee separation costs...................................     --    --      (10)      --     (11)
Inventory write-downs.......................................     --    --      (59)      --      --
Environmental litigation settlements........................     --    --      (28)     (23)     --
                                                              -----   ---    -----    -----    ----
          Total Downstream Special Items....................     --    --    $ (85)   $ (67)   $ 52
                                                              =====   ===    =====    =====    ====
CORPORATE AND OTHER
Stock option provision......................................     --    --    $(183)   $  --    $ --
Environmental litigation settlements........................     --    --      (14)      --      --
                                                              -----   ---    -----    -----    ----
          Total Corporate and Other Special Items...........     --    --    $(197)   $  --    $ --
                                                              =====   ===    =====    =====    ====
TOTAL SPECIAL ITEMS.........................................     --   $23    $(271)   $  80    $ (6)
                                                              =====   ===    =====    =====    ====

     There were no special items for the first three months of 1999. Special items for the first three months of 1998 reflect a $23 million gain from the sale of properties in the North Sea.

     Special items in 1998 include $107 million in gains from several unrelated asset sales. The gains consist of:

     - $54 million from the sale of producing and non-producing international upstream properties;

     - $41 million from U.S. upstream producing properties and assets; and

     - $12 million in downstream from the sale of an office building in Europe.

The upstream sales are a normal part of Conoco's ongoing strategic portfolio management program designed to improve profitability by disposing of marginal properties and concentrating operations on core properties. Offsetting the gains were:

     - property impairments of $38 million;

     - inventory write-downs of $63 million to market prices;

     - restructuring and employee separation costs of $52 million; and

     - other losses of $42 million for environmental litigation settlements.

     The after-tax property impairments of $38 million were made in accordance with Conoco's policy on impairment of long-lived assets, and relate to a $32 million after-tax writedown of United States upstream properties and a $6 million after-tax writedown of an international upstream property. The United States properties include various oil and gas producing properties in Texas and in the Gulf of Mexico, as well as a non-operating natural gas plant in Texas. The writedown of the oil and gas properties became necessary because of reductions to Conoco's price forecast in light of deteriorating pricing conditions. The international property is an exploration license in Norway and was written down after the decision was made to discontinue further investment in the license. The fair value of oil and gas producing properties subject to the write-down was based on the present value of estimated future net cash flows from the properties using Conoco's projections of future prices, which were higher than year-end prices, and costs.

     The $63 million write-down at year-end 1998 was the result of significant declines in crude oil and petroleum product prices occurring primarily in the fourth quarter of 1998. On a quarterly basis, Conoco evaluates whether the book value of its crude oil, natural gas, and petroleum products inventories exceeds the market value of such inventories. This evaluation is made on a region by region basis for each pool of inventory. For the purpose of this evaluation, the inventories are grouped into United States, Europe and Asia Pacific regions and grouped into as many as twelve different pools per region based on relative values. Conoco writes down its inventories for each region when the book value of the inventory within a region exceeds the market value of such inventory. The average book value of inventories on a price per barrel basis across all pools decreased from $16.68 to $13.80 in the United States region, from $20.99 to $18.54 in the European region and from $46.75 to $29.56 in the Asia Pacific region. The significantly larger difference in value in the Asia Pacific region resulted from Conoco's more recent acquisition of inventories in that region as well as the recent dramatic economic decline in the region.


     With respect to the likelihood of future write downs, Conoco optimizes its inventory levels to minimize operating inventories and typically operates at or near the same levels of inventories. Conoco is unaware of any strategic or operating plans that would affect its inventory volumes such that a write-down would be likely. Furthermore, based on the recent strengthening of energy prices at the end of the first quarter of 1999 versus the market conditions at the time of the year-end write-down, no further write-downs are anticipated in 1999. For a discussion of the $52 million after-tax charge for restructuring and employee related costs, see page 80.


     The $42 million environmental settlement relates to the settlement in 1998 of lawsuits and a number of group and individual claims for alleged property damage, personal injury, and medical monitoring. In each of these settlements, Conocco was and is bound to confidentiality agreements with the settling parties, most of which involved court approval.

     The $183 million stock option provision is a one-time non-cash charge for stock option employee compensation expenses related to the replacement of outstanding DuPont stock options held by Conoco employees with Conoco stock options in connection with the initial public offering.

     Upstream special items in 1997 include $240 million in gains from asset sales consisting of $191 million associated with producing and non-producing properties in the North Sea and $49 million in the United States. Such asset sales are part of Conoco's ongoing strategic portfolio management program. A United Kingdom tax rate change also provided a $19 million benefit in 1997. Offsetting these benefits were property impairments of $112 million relating to international non-revenue producing properties. Downstream special items in 1997 include a United Kingdom tax rate change benefit of $11 million. Offsetting this benefit were property impairments of $55 million attributable to the write-down of an office building held for sale in Europe. Other losses of $23 million include environmental litigation charges.

     Upstream special items in 1996 include a gain of $16 million from the sale of producing and non-producing properties in the United States. Offsetting this gain was a $63 million impairment associated with a write-down of an investment in a European gas marketing joint venture and employee separation costs of $11 million. Downstream special items in 1996 include a gain of $19 million associated with the sale of Conoco's retail marketing business in Ireland. Environmental insurance litigation recoveries also resulted in a $44 million benefit. Offsetting these benefits were employee separation costs of $11 million.

     Consolidated net income before special items, or "earnings before special items", was $721 million in 1998, $1,017 million in 1997 and $869 million in 1996.

  First Quarter 1999 versus First Quarter 1998

     Conoco had first quarter consolidated net income of $83 million in 1999, down 74 percent from $316 million in the first quarter of 1998. Conoco had earnings before special items of $83 million in the first quarter of 1999, down 72 percent from $293 million in the first quarter of 1998. Lower earnings primarily reflect lower net realized crude oil and natural gas prices, weaker refined product margins and higher interest expenses related to Conoco's debt owed to DuPont, partly offset by higher crude oil and natural gas volumes, higher refinery throughputs and lower exploration costs.

     Sales and other operating revenues for the first quarter of 1999 were $5,311 million, down seven percent from $5,736 million in the first quarter of 1998, primarily due to lower crude oil and natural gas prices, lower refined product prices and reduced power trading revenues, all of which were partly offset by increased production volumes and refinery throughputs. Conoco's worldwide net realized crude oil price was $11.00 per barrel for the quarter, down $2.70 per barrel, or 20 percent, from $13.70 per barrel in the first quarter of 1998. Worldwide net realized natural gas prices averaged $2.08 per thousand cubic feet for the quarter, compared with $2.64 per thousand cubic feet in the same period in 1998, a reduction of 21 percent.

     Worldwide crude oil and condensate production in the first quarter of 1999 was 326,000 barrels per day versus 321,000 barrels per day in the first quarter of 1998, a two percent increase primarily attributable to new production of condensate from the Britannia field, crude oil from the Banff field and crude oil from Petrozuata. Worldwide natural gas deliveries in the first quarter of 1999 were up 40 percent to 1,816 million cubic feet per day from 1,298 million cubic feet per day in the first quarter of 1998. U.S. natural gas deliveries were up 20 percent, primarily as a result of continued development drilling in the Lobo field of South Texas. International natural gas deliveries were up 71 percent due to the new production from the Britannia and Viking Phoenix gas fields in the U.K. Worldwide refined product sales were 1,093,000 barrels per day, up 12 percent versus 1998. Crude oil and refined product buy/sell and natural gas and electric power resale activities in the first quarter of 1999 totaled $957 million, down 20 percent compared to $1,200 million in the first quarter of 1998, primarily due to lower crude oil prices and a reduction in power trading revenues.

     Cost of goods sold and other operating expenses for the first quarter of 1999 totaled $3,005 million, a decrease of $388 million, or 11 percent, compared to $3,393 million in the first quarter of 1998, primarily due to the reduction in power trading activities and lower refinery feedstock costs.

     Exploration expenses for the first quarter of 1999 totaled $46 million, a decline of $21 million, or 31 percent, compared to $67 million in the first quarter of 1998, due to lower dry hole costs and lower seismic expenditures.

     Depreciation, depletion and amortization for the first quarter of 1999 totaled $302 million, an increase of $35 million, or 13 percent, compared to $267 million in the first quarter of 1998, primarily due to increased production volumes.

  1998 Versus 1997

     Consolidated net income for 1998 of $450 million was down 59 percent from $1,097 million in 1997. Conoco had earnings before special items of $721 million in 1998, down 29 percent from $1,017 million in 1997. Lower earnings before special items primarily reflect lower net realizable crude oil and natural gas prices and refined product prices. The lower prices were partly offset by higher natural gas volumes, lower exploration expenses, improved international downstream marketing margins and the favorable resolution of tax issues.

     Sales and other operating revenues of $22,796 million in 1998 were down 12 percent compared to $25,796 million in 1997, primarily due to a decrease in worldwide crude oil and natural gas prices and lower refined product prices. Downstream sales and other operating revenues were $17,246 million, down 14 percent compared to $20,033 million in 1997. Crude oil and refined product buy/sell and natural gas and electric power resale activities in 1998 totaled $5,004 million, down 9 percent compared to $5,509 million in 1997.

     Cost of goods sold and other operating expenses in 1998 totaled $13,840 million, down 15 percent compared to $16,226 million in 1997. This reduction is primarily due to lower feedstock prices.

     Selling, general and administrative expenses for 1998 totaled $736 million, an increase of $10 million, or one percent, compared to $726 million in 1997, primarily due to environmental litigation charges related to a discontinued business assumed by Conoco under the separation agreement with DuPont.

     Included in 1998 is a pretax charge of $236 million, labeled "Stock Option Provision" on the income statement. This expense is a one-time non-cash charge for employee stock option compensation relating to the replacement of outstanding DuPont stock options held by Conoco employees with Conoco stock options in connection with the initial public offering.

     Exploration expenses in 1998 totaled $380 million, a decline of $77 million, or 17 percent, compared to $457 million in 1997. The decrease is primarily a result of a more focused exploration program. Also contributing to the decrease were lower amortization of non-producing leasehold properties in the United States and lower exploration overhead and operating expenses compared to 1997, which included seismic surveys conducted in the Gulf of Paria, located between Venezuela and Trinidad, and in the Merida Andes foothills in Venezuela.

     Depreciation, depletion and amortization for 1998 totaled $1,113 million, a decrease of $66 million, or six percent, compared to $1,179 million in 1997.

     Provision for income taxes for 1998 totaled $244 million, down 76 percent compared to $1,010 million for 1997. This reflects an effective tax rate of approximately 35 percent in 1998 compared to 48 percent in 1997. The lower effective tax rate in 1998 is due to the increased impact of the U.S. alternative fuels tax credit, realization of a tax benefit on the sale of a subsidiary and a greater percentage of earnings in countries with lower effective tax rates.

  1997 versus 1996

     Consolidated net income for 1997 of $1,097 million was up 27 percent from $863 million in the prior year. Conoco had earnings before special items of $1,017 million in 1997, up 17 percent from $869 million in 1996. The increase was attributable to improved U.S. natural gas prices and higher international natural gas volumes in addition to stronger worldwide downstream product margins and increased worldwide refinery production.

     Sales and other operating revenues of $25,796 million in 1997 were up six percent compared to $24,230 million in the prior year, as higher downstream product prices and volumes, increased international natural gas volumes and stronger domestic natural gas prices more than compensated for lower crude oil prices. Crude oil and refined product buy/sell and natural gas and electric power resale activities in 1997 totaled $5,509 million, up 32 percent compared to $4,167 million in 1996.

     Cost of goods sold and other operating expenses in 1997 totaled $16,226 million, up 11 percent compared to $14,560 million in 1996, due to higher refined product volumes and crude oil and refined product buy/sell contract activity and natural gas and electric power resale activities.

     Selling, general and administrative expenses in 1997 totaled $726 million, a decrease of $29 million, or four percent, compared to $755 million in 1996, primarily due to one-time costs in 1996 for retail expansion activities in the U.S.

     Exploration expenses in 1997 totaled $457 million, an increase of $53 million, or 13 percent, compared to $404 million in 1996, due to higher international exploration overhead and operating costs primarily from seismic surveys conducted in the Gulf of Paria, located between Venezuela and Trinidad, and in the Merida Andes foothills in Venezuela, higher international dry hole costs and an adjustment of non-producing U.S. leasehold properties.

     Depreciation, depletion and amortization in 1997 totaled $1,179 million, an increase of $94 million, or nine percent, compared to $1,085 million in 1996 due to higher depreciation resulting from a write-down of an office building held for sale in the United Kingdom and an impairment of some international non-revenue producing properties partially offset by lower depreciation in U.S. downstream operations.

     Provision for income taxes totaled $1,010 million in 1997, down three percent compared to $1,038 million in 1996. The lower provision reflects an effective tax rate of approximately 48 percent in 1997 compared to 55 percent in 1996. The decrease in the effective tax rate was primarily due to a lower proportion of earnings from operations in countries with higher effective tax rates.

UPSTREAM SEGMENT RESULTS

                                                              THREE MONTHS
                                                                  ENDED           YEAR ENDED
                                                                MARCH 31          DECEMBER 31
                                                              -------------   -------------------
                                                              1999    1998    1998   1997    1996
                                                              -----   -----   ----   -----   ----
                                                                         (IN MILLIONS)
After-Tax Operating Income
  United States.............................................  $ 40    $ 88    $219   $ 445   $314
  International.............................................    68     143     283     439    367
                                                              ----    ----    ----   -----   ----
     After-Tax Operating Income.............................  $108    $231    $502   $ 884   $681
Special Items
  United States.............................................  $ --    $ --    $ 14   $ (49)  $ (9)
  International.............................................    --     (23)    (25)    (98)    67
                                                              ----    ----    ----   -----   ----
     Special Items..........................................    --    $(23)   $(11)  $(147)  $ 58
Earnings Before Special Items
  United States.............................................  $ 40    $ 88    $233   $ 396   $305
  International.............................................    68     120     258     341    434
                                                              ----    ----    ----   -----   ----
     Earnings Before Special Items..........................  $108    $208    $491   $ 737   $739
                                                              ====    ====    ====   =====   ====

  First Quarter 1999 versus First Quarter 1998

     Upstream earnings before special items were $108 million in the first quarter of 1999, down 48 percent from $208 million in the first quarter of 1998. U.S. upstream earnings before special items totaled $40 million in the first quarter of 1999, down 55 percent from $88 million in the comparable period of 1998. Lower U.S. upstream earnings were due to lower crude oil and natural gas prices and lower crude oil volumes due to natural declines and sale of various small, non-strategic properties in 1998. These factors more than offset increased natural gas production and lower exploration expenses. Natural gas volumes in the United States were up 20 percent, as production from the South Texas fields increased more than production declined elsewhere. International upstream earnings before special items were $68 million, down 43 percent, from $120 million in the comparable period in 1998, primarily attributable to lower prices for crude oil and natural gas, partly offset by increased natural gas and condensate production from the Britannia field.

  1998 versus 1997

     Upstream after-tax operating income was $502 million in 1998, down 43 percent from $884 million in 1997, principally due to lower crude oil and natural gas prices. Upstream earnings before special items were $491 million in 1998, down 33 percent from $737 million in 1997.

     Conoco's worldwide net realized crude oil price was $12.37 per barrel for 1998, down $6.21 per barrel, or 33 percent, from $18.58 per barrel in 1997. Excess supply caused by weak Asian demand, higher crude oil production from OPEC producing countries and warmer winter weather caused the sharp drop in crude oil prices. Worldwide natural gas prices averaged $2.24 per thousand cubic feet for 1998, compared with $2.44 per thousand cubic feet in 1997, primarily because of warmer winter weather. Lower worldwide natural gas prices were primarily driven by lower natural gas prices inside the United States. In the U.S., natural gas prices averaged $1.96 per thousand cubic feet, down 10 percent, while internationally they remained steady at $2.72 per thousand cubic feet. Worldwide crude oil and condensate production in 1998 was 315,000 barrels per day versus 337,000 barrels per day in 1997. Worldwide natural gas production in 1998 was up 17 percent to 1,411 million cubic feet per day from 1,203 million cubic feet per day in 1997.

     U.S. upstream earnings before special items totaled $233 million in 1998, down 41 percent from $396 million in 1997. Lower U.S. upstream earnings before special items were due to lower crude oil and natural gas prices and lower crude oil volumes resulting from asset dispositions and crude oil production declines. These reductions more than offset benefits from increased natural gas production, gains on property sales and lower exploration expenses. Natural gas volumes were up 22 percent as increased production from the holdings in the South Texas Lobo trend, acquired in 1997, more than offset the decline in natural gas production elsewhere. U.S. production costs were $3.69 per barrel-of-oil-equivalent, down $0.54 per barrel-of-oil-equivalent, or 13 percent, compared to $4.23 per barrel-of-oil-equivalent in 1997, due to lower production taxes and higher gas volumes.

     Outside the United States, upstream earnings before special items were $258 million, down 24 percent, from $341 million in the comparable period in 1997, primarily due to lower crude oil and natural gas prices, offset by higher natural gas volumes, lower exploration expenses and the favorable resolution of some tax issues. International crude volumes, which comprise over 80 percent of Conoco's oil production, were down five percent to 265,000 barrels per day due to the sale of Conoco's interest in the mature Ula and Gyda fields in Norway and natural production declines. However, earnings benefited from higher production in countries with relatively lower tax rates, primarily the United Kingdom and Nigeria. International gas volume was up nine percent. International production costs were $4.13 per barrel-of-oil-equivalent, down $0.06 per barrel-of-oil-equivalent, or one percent, compared to $4.19 per barrel-of-oil-equivalent in 1997, due to reduced costs from asset dispositions and other operating costs in 1998, partly offset by lower international crude oil production.

  1997 versus 1996

     Upstream after-tax operating income was $884 million in 1997, up 30 percent, compared to $681 million in 1996. Upstream earnings before special items totaled $737 million in 1997, essentially unchanged from the previous year.

     Worldwide natural gas prices were up 15 percent to $2.44 per thousand cubic feet in 1997 from $2.12 per thousand cubic feet in 1996, resulting primarily from higher U.S. industry demand. Worldwide net realized crude oil prices were $18.58 per barrel, down $1.53 per barrel, or eight percent, from $20.11 per barrel in 1996. Crude oil prices declined despite higher crude oil demand and strong crude oil production growth, which included initial exports of Iraqi crude oil. Worldwide crude oil and condensate production averaged 337,000 barrels per day for the year, up slightly versus 1996. Worldwide natural gas deliveries in 1997 of 1,203 million cubic feet per day were essentially unchanged from 1,211 million cubic feet per day in 1996 as higher international natural gas volumes were offset by lower domestic natural gas volumes.

     U.S. upstream earnings before special items totaled $396 million, up 30 percent from $305 million in 1996, due to higher gas prices which more than offset lower crude oil prices. U.S. production costs per barrel-of-oil-equivalent were $4.23, up $0.12 per barrel-of-oil-equivalent or 3 percent, compared to $4.11 per barrel-of-oil-equivalent in 1996, due to higher production taxes.

     Outside the United States, earnings before special items were $341 million, down 21 percent from $434 million in 1996 due to lower crude oil prices, partly offset by increased crude oil and natural gas volumes associated with the first year of oil production from Nigeria and increased production from the Heidrun and Troll fields in Norway and the Canadian Foothills. International production costs per barrel-of-oil-equivalent were $4.19 per barrel-of-oil-equivalent, up $0.51 per barrel-of-oil-equivalent, or 14 percent, compared to $3.68 per barrel-of-oil-equivalent in 1996, resulting from floating production storage offtake lease costs on new fields in the United Kingdom and costs incurred on development projects that had not yet begun production.

DOWNSTREAM SEGMENT RESULTS

                                                                 THREE
                                                                MONTHS
                                                                 ENDED
                                                               MARCH 31      YEAR ENDED DECEMBER 31
                                                              -----------   ------------------------
                                                              1999   1998    1998     1997     1996
                                                              ----   ----   ------   ------   ------
                                                                          (IN MILLIONS)
After-Tax Operating Income
  United States.............................................  $17    $34     $135     $216     $172
  International.............................................   23     57      156       91      117
                                                              ---    ---     ----     ----     ----
     After-Tax Operating Income.............................  $40    $91     $291     $307     $289
Special Items
  United States.............................................  $--    $--     $ 73     $ 23     $(36)
  International.............................................   --     --       12       44      (16)
                                                              ---    ---     ----     ----     ----
     Special Items..........................................  $--    $--     $ 85     $ 67     $(52)
Earnings Before Special Items
  United States.............................................  $17    $34     $208     $239     $136
  International.............................................   23     57      168      135      101
                                                              ---    ---     ----     ----     ----
     Earnings Before Special Items..........................  $40    $91     $376     $374     $237
                                                              ===    ===     ====     ====     ====

  First Quarter 1999 versus First Quarter 1998

     Downstream earnings before special items were $40 million for the first three months of 1999, down 56 percent from $91 million in the comparable period in 1998. U.S. downstream earnings before special items were $17 million for the first three months of 1999, down 50 percent from $34 million for the first three months of 1998, due to weaker refined product margins, partly offset by higher refinery volumes. International downstream earnings before special items were $23 million for the first three months of 1999, down 60 percent from $57 million in the comparable period in 1998, reflecting significantly lower refinery and marketing margins that were only partly offset by higher refining volumes.

  1998 versus 1997

     Downstream after-tax operating income was $291 million in 1998, down five percent compared to $307 million in 1997. Downstream earnings before special items totaled $376 million in 1998, up one percent from $374 million in 1997.

     United States downstream earnings before special items were $208 million in 1998, compared to $239 million in 1997, a decrease of 13 percent. The decline was mainly attributable to weaker refinery margins, which were partly offset by record refinery runs, lower feedstock and operating costs and higher marketing margins.

     International downstream earnings before special items were $168 million in 1998, up 24 percent from $135 million in the comparable period in 1997, reflecting higher European marketing margins, lower cost and 11 percent higher refinery runs.

     Conoco's refineries, excluding the Melaka refinery, operated at 95 percent capacity in 1998, four percent higher than 1997. The increase was primarily due to refinery upgrades in Europe in 1997, increased reliability throughout the system and increased rates at the Lake Charles refinery subsequent to debottlenecking work completed in February 1998.

  1997 versus 1996

     Downstream after-tax operating income was $307 million, up six percent from $289 million in 1996. Downstream earnings before special items increased 58 percent to $374 million in 1997, compared with

$237 million in the prior year. Worldwide refined product sales volumes were 1,048,000 barrels per day in 1997, up five percent versus 1996.

     In the United States, downstream earnings before special items were $239 million versus $136 million in 1996, an increase of 76 percent. The improvement was attributable to strong refining margins, reduced operating costs and higher refined product volumes from the new Lake Charles, Louisiana, hydrocracker expansion project.

     International downstream earnings before special items were $135 million, up 34 percent from $101 million in the comparable period in 1996, primarily due to higher European refining margins and increased refinery production from the Humber refinery's new vacuum unit in the United Kingdom.

     Conoco's refineries operated at 91 percent capacity in 1997, ten percent higher than 1996. The increase was primarily due to less downtime incurred in 1997, compared to 1996 when major expansions were taking place at the Lake Charles and Humber refineries.

CORPORATE AND OTHER SEGMENT RESULTS

  CORPORATE AND OTHER OPERATING

                                                              THREE MONTHS
                                                                  ENDED           YEAR ENDED
                                                                MARCH 31          DECEMBER 31
                                                              -------------   -------------------
                                                              1999    1998    1998    1997   1996
                                                              -----   -----   -----   ----   ----
                                                                         (IN MILLIONS)
After-Tax Operating Income..................................  $(15)   $(20)   $(271)  $(82)  $(74)
Special Items...............................................    --      --      197     --     --
                                                              ----    ----    -----   ----   ----
Earnings Before Special Items...............................  $(15)   $(20)   $ (74)  $(82)  $(74)
                                                              ====    ====    =====   ====   ====

  First Quarter 1999 versus First Quarter 1998

     Corporate and other operating losses were $15 million for the first quarter of 1999, improved 25 percent from a loss of $20 million for the comparable period in 1998, resulting from lower administrative costs.

  1998 versus 1997

     Corporate and other segment after-tax operating income was a loss of $271 million in 1998, an impairment of $189 million from a loss of $82 million in 1997, primarily as a result of the one-time stock option provision. Corporate and other earnings before special items were a loss of $74 million, an improvement of $8 million from the 1997 loss of $82 million as a result of lower compensation costs.

  1997 versus 1996

     Corporate and other segment after-tax operating income was a loss of $82 million, an impairment of $8 million from a loss of $74 million in 1996 due to higher compensation costs.


  INTEREST AND OTHER NON-OPERATING INCOME (EXPENSES) NET OF TAX



                                                              THREE MONTHS
                                                                  ENDED           YEAR ENDED
                                                                MARCH 31         DECEMBER 31
                                                              -------------   ------------------
                                                              1999    1998    1998   1997   1996
                                                              -----   -----   ----   ----   ----
                                                                        (IN MILLIONS)
Interest Expenses on Debt...................................  $(46)   $ --    (128)   (26)   (50)
Interest Income.............................................     4      19    $ 66   $ 61   $ 78
Exchange Gains (Losses).....................................     2       7      32     21     (7)
Other Corporate Expenses(1).................................   (10)    (12)    (42)   (68)   (54)
                                                              ----    ----    ----   ----   ----
          Total.............................................  $(50)   $ 14    $(72)  $(12)  $(33)
                                                              ====    ====    ====   ====   ====


---------------

(1) Includes other non-operating items.

  First Quarter 1999 versus First Quarter 1998


     Interest and other non-operating expenses for the first quarter of 1999 were a loss of $50 million compared to income of $14 million in the comparable period in 1998, primarily reflecting an increase in interest expense resulting from separation-related debt to DuPont incurred in the second half of 1998 and lower interest income.


  1998 versus 1997


     Interest and other non-operating expenses for 1998 were $72 million, an increase of $60 million versus $12 million in 1997. The increase is primarily attributable to higher interest expense from debt incurred in the second half of the year, which more than offset interest income earned in the first half of the year.


  1997 versus 1996


     Interest and other non-operating expenses were a loss of $12 million in 1997, an improvement of $21 million from 1996 results. Net interest income (expense) in 1997 was improved by $7 million versus 1996, primarily due to increased after-tax capitalized interest on major upstream business development projects. Conoco incurred an after-tax exchange gain of $21 million in 1997 compared with a loss of $7 million in 1996, primarily reflecting the impact of Norwegian Kroner and British Pound exchange rate movements on U.S. dollar-denominated working capital balances. Other expenses of $68 million in 1997 were $14 million higher than 1996.


ENVIRONMENTAL EXPENDITURES

     The costs to comply with environmental laws and regulations, as well as internal voluntary programs, are significant and will continue to be so in the foreseeable future. Conoco anticipates substantial expenditures will be necessary to comply with Maximum Achievable Control Technology standards proposed by EPA under the Clean Air Act and specifications for motor fuels designed to reduce emissions of some types of pollutants from vehicles using such fuels.

     Estimated pre-tax environmental expenses charged to current operations totaled about $131 million in 1998, as compared to approximately $136 million in 1997 and $162 million in 1996. These expenses include the remediation accruals discussed below, operating, maintenance and depreciation costs for pollution control facilities and the costs of other environmental activities. The largest of these expenses resulted from the operation of pollution control facilities. Approximately 80 percent of 1998 total environmental expenses resulted from the operations of Conoco's business in the United States.


     Capital expenditures for pollution control facilities totaled approximately $53 million in 1998, as compared to approximately $50 million in 1997 and $78 million in 1996. Conoco estimates that capital expenditures will increase by $100 million in 1999 and by an additional $100 million in 2000 due to regulations in Europe requiring cleaner burning fuels.


  REMEDIATION EXPENDITURES

     The Resource Conservation and Recovery Act extensively regulates the treatment, storage and disposal of hazardous waste and requires a permit to conduct such activities. RCRA requires permitted facilities to undertake an assessment of environmental conditions at the facility. If conditions warrant, Conoco may be required to remediate contamination caused by prior operations. In contrast to the Comprehensive Environmental Response, Compensation, and Liability Act, often referred to as "Superfund," the cost of remediation under RCRA is typically borne solely by Conoco. Conoco anticipates that significant ongoing expenditures for RCRA remediation may be required over the next decade, although Conoco does not expect that annual expenditures for the near term will vary significantly from the range of such expenditures over the past few years. Conoco's expenditures associated with RCRA and similar remediation activities conducted voluntarily or under state law were approximately $27 million in 1998, $31 million in 1997 and $34 million in 1996. In the long term, expenditures are subject to considerable uncertainty and may fluctuate significantly.

     EPA and state environmental agencies from time to time allege that Conoco is a potentially responsible party under CERCLA or an equivalent state statute for contamination at various sites that typically are not owned by Conoco but allegedly contain wastes attributable to Conoco's past operations. These agencies and private parties have also sued Conoco on occasion for the recovery of costs incurred to remediate the contaminated sites. As of December 31, 1998, Conoco had been notified of potential liability under CERCLA or state law at about 16 sites in the United States, with active remediation under way at six of those sites. Conoco received notice of potential liability at three new sites as of June 15, 1999, one new site during 1998, which was resolved, compared with four similar notices in 1997 and one in 1996. Conoco's expenditures associated with CERCLA and similar state remediation activities were not significant in 1998, 1997 or 1996.


     For most Superfund sites, Conoco's costs likely will be significantly less than the total site remediation costs, because the percentage of waste attributable to Conoco versus that attributable to all other potentially responsible parties has been relatively low. Other potentially responsible parties at sites where Conoco is a party typically have had the financial strength to meet their obligations and, where they have not, or where potentially responsible parties could not be located, Conoco's own share of liability has not materially increased. There are relatively few sites where Conoco is a major participant, and Conoco does not expect that remediation at those sites, or at all Superfund sites in the aggregate, will have a material adverse effect on Conoco's financial condition, results of operation or liquidity.

     Cash expenditures not charged against income for previously accrued remediation activities under CERCLA, RCRA and similar state and foreign laws were $17 million in 1998, $19 million in 1997 and $19 million in 1996. Although future remediation expenditures in excess of current reserves are possible, the effect of any such excess on future financial results is not subject to reasonable estimation because of the considerable uncertainty regarding the cost and timing of expenditures.

  REMEDIATION ACCRUALS

     Conoco accrues for remediation activities when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. These accrued liabilities exclude claims against Conoco's insurers or other third parties and are not discounted. Many of these liabilities result from CERCLA, RCRA and similar state laws that require Conoco to investigate and remediate contamination at sites where it conducts or once conducted operations or at sites where company-generated waste was disposed. The accrual also includes a number of sites identified by Conoco that may require environmental remediation, but which are not currently the subject of CERCLA, RCRA or state enforcement activities. Over the next decade, Conoco may incur significant costs under both CERCLA and RCRA. Considerable uncertainty exists with respect to these costs and under adverse changes in circumstances, potential liability may exceed amounts accrued as of December 31, 1998.

     Remediation activities vary substantially in duration and cost from site to site depending on site characteristics, evolving remediation technologies, diverse regulatory agencies, enforcement policies and the presence of potentially liable third parties. Therefore, it is difficult to develop reasonable estimates of future site remediation costs. At December 31, 1998, Conoco's balance sheet included an accrued liability of $129 million as compared to $144 million at year-end 1997. Approximately 89 percent of Conoco's environmental reserve at December 31, 1998, was attributable to RCRA and similar remediation liabilities and 11 percent to Superfund liabilities. Voluntary remediations are not included in this reserve. During 1998, remediation accruals resulted in a $2 million charge, compared to credits of $41 million in 1997 and $70 million in 1996, both of which resulted from insurance recoveries. No significant additional recoveries are expected.

TAX MATTERS

     As a result of the separation from DuPont and the initial public offering, Conoco is no longer able to combine the results of its operations with those of DuPont in reporting income for U.S. federal income tax purposes and for state and non-U.S. income tax purposes in some states and foreign countries. Conoco believes this will not have a material adverse effect on its earnings.

     During the period ended March 31, 1999, Conoco's net deferred tax assets increased primarily as a result of the recognition of $62 million of carryforwards related to foreign tax credits, alternative fuels tax credits and the U.S. alternative minimum tax. Conoco believes it is more likely than not that the additional deferred tax assets related to these foreign tax credits and alternative fuels tax credits will be realized in the current year. Further, Conoco believes it is more likely than not that the alternative minimum tax credits will be realized in future years.


     As of December 31, 1998, Conoco had deferred tax assets in the amount of $1,238 million. Of this amount, $496 million related to tax benefits from operating losses incurred in start-up operations, including exploration and U.S. foreign tax credit carry forwards. These benefits were substantially offset by a valuation reserve. Conoco believes it is more likely than not that the balance of the deferred tax assets will be realized in future years.

YEAR 2000

     Historically, many computerized systems have used two digits rather than four digits to define the applicable year, which could result in recognizing a date using "00" as the year 1900 rather than the year 2000. This could result in major failures or miscalculations.

     Conoco recognizes that the impact of the Year 2000 issue extends beyond traditional computer hardware and software to automated plant systems and instrumentation, as well as to third parties. The Year 2000 issue is being addressed within Conoco by its individual business units, and progress is reported periodically to management and the board of directors.

     Conoco has committed resources to conduct risk assessments and to take corrective action, where required, within each of the following areas: information technology, plant systems and external parties. Information technology includes telecommunications as well as traditional computer software and hardware in the mainframe, midrange and desktop environments. Plant systems include all automation and embedded chips used in production, plant, transportation and marketing facilities. External parties include any third party with whom Conoco interacts. Most of the resources committed to this work are internal.

     Managing Year 2000 risk is being handled in three tiers -- through Year 2000 compliance plans, mitigation plans and emergency recovery plans. The Year 2000 compliance plans include inventorying and assessing risk, and outlining action to be taken for each of these items. Year 2000 compliance plans have been developed and are being implemented for all business units. Mitigation plans outline a list of actions that will be taken at specified times to further minimize risk. These plans are currently being developed for areas in which the Year 2000 compliance plans may not adequately address all of the relevant risk issues. For example, Conoco cannot be guaranteed that external partners will be Year 2000 compliant. Therefore, operations that rely heavily on external partners will develop mitigation plans. Mitigation plans will be developed, as needed, for all business units by the end of the third quarter of 1999.

     Emergency recovery plans already exist in many of Conoco's operations to address other issues such as oil tanker spills and plant explosions. Typically, the emergency recovery plans address the results of single events. These plans are designed to facilitate the resumption of normal operations following a disruption. In contrast to a "normal" disruption, the scope of Year 2000 issues may cause multiple concurrent events. Accordingly, the emergency recovery plans will be reviewed and supplemented to address Year 2000 risks for all business units by the end of the third quarter of 1999. The progress reported below covers only the replacement or upgrade of existing non-compliant systems. Replacement projects planned and managed outside of the Year 2000 Program have been excluded. Approximately 79 percent of the work required to fix Year 2000 issues identified by the Year 2000 Program has been completed.

     In the information technology area, inventory and assessment audits have been completed. Corrective action in the mainframe and midrange environments will be completed by the end of the second quarter of 1999, in the telecommunications and desktop areas by the end of the third quarter of 1999 and in business application software by the end of the fourth quarter of 1999.

     In the plant systems area, all but one of Conoco's business units have completed their inventory and assessment audits; the remaining unit is expected to complete this work by the end of the second quarter of 1999. Conoco is relying on vendor testing of hardware, software and embedded chips, with certification and validation through limited internal testing and/or industry test results. Downtime for normally scheduled plant maintenance will be used to conduct testing, with corrective action expected to be completed by the end of the third quarter of 1999.

     With respect to external parties, the inventory of critical external parties is complete. Risks are being assessed and will be addressed in contingency plans. Monitoring of risk in this area will continue throughout 1999.

     The total cost of Year 2000 activities is not expected to be material to Conoco's operations, liquidity or capital resources. Costs are being managed within each business unit. The total estimated cost for Conoco's Year 2000 work is $46 million. 1997 costs were $5 million, 1998 costs were $25 million and first quarter 1999 costs were $4 million. This includes costs for the replacement or upgrade of existing non-compliant systems. Replacement projects planned and managed outside of the Year 2000 program have been excluded.


     There can be no guarantee that third parties of business importance to Conoco will successfully reprogram or replace, and test, all of their own computer hardware, software and process control systems to ensure such systems are Year 2000 compliant. Failure to address a Year 2000 issue could result in business disruption that could materially affect Conoco's operations, liquidity or capital resources. There is still uncertainty around the scope of the Year 2000 issue. At this time Conoco cannot quantify the potential impact of these failures. Conoco is developing contingency plans to address issues within its control. The program minimizes, but does not eliminate, the issues of external parties.


EUROPEAN MONETARY UNION

     Within Europe, the European Economic and Monetary Union introduced a new currency, the euro, on January 1, 1999. The new currency is in response to the European Monetary Union's policy of economic convergence to harmonize trade policy, eliminate business costs associated with currency exchange and to promote the free flow of capital, goods and services.

     Conoco has undertaken a review of the euro implementation and has concentrated on areas such as operations, finance, treasury, legal, information management, procurement and others, both in participating and nonparticipating European Union countries where Conoco operates. Existing legacy accounting and business systems and other business assets have been reviewed for euro compliance. Progress regarding euro implementation is reported periodically to management. Amounts spent to date and expected to be spent in the future are not material.

     Because of the staggered introduction of the euro regarding non-cash and cash transactions, Conoco has developed its plans to address first its accounting and business systems and second, its business assets. Conoco undertook steps to be euro compliant within its accounting and business systems by the end of 1998 relative to the conversion rules when performing translations between European Monetary Union currencies. The accounting systems were modified so that European Monetary Union legacy currencies are converted to other European Monetary Union legacy currencies via the euro rather than directly. Conoco has an implementation plan to convert its accounting and reporting systems from legacy currency to the euro by January 1, 2002, for those operations that are in European Monetary Union countries. The plan also incorporates steps to ensure the corresponding business assets are fully compliant by that date, in preparation for being able to conduct business involving euro notes and coins.

     Consistent with regulations and steps the industry is taking to get the public familiar with the euro, conversion at retail outlets has already begun. The conversion program varies between countries, and includes:

  - displaying conversion tables between European Monetary Union legacy currencies and the euro at gasoline stations;

  - placing stickers on the gasoline pumps with the equivalent euro price per liter;

  - installing "euro corners" in the shop part of the station with calculators and examples so that customers can practice converting their European Monetary Union legacy currency to the euro; and

  - showing the euro equivalent total at the bottom of receipts issued from cash registers.

     The business assets conversion program will continue throughout the transition period, and in its final stages will include new or modified pole price signs, electronic euro price displays at the pump, new or modified automatic cash machines, and receipts which give detailed itemized breakdown in euros.

     Conoco does not currently expect to experience any significant operational disruptions or to incur any significant costs, including any currency risk, which could materially affect its liquidity or capital resources. Conoco is preparing plans to address issues within the transitional period when both legacy and euro currencies may be tendered.

     Because of the competitive business environment within the petroleum industry, Conoco does not anticipate any long-term competitive implications or the need to materially change its mode of conducting business as a result of increased price transparency.

RESTRUCTURING

     In December 1998, Conoco announced that as a result of a comprehensive review of its assets and long-term strategy, Conoco was making organizational realignments consistent with furthering the efficiency of operations and taking advantage of synergies created by the upgrading of its asset portfolio. The announced plans are being implemented in 1999 and will result in a reduction of approximately 775 upstream positions and 200 downstream positions worldwide. About three quarters of the upstream positions and about half of the downstream positions affected will be in the United States. These reductions largely reflect the elimination of redundancies at all levels resulting from past and ongoing consolidation of assets into operations requiring less employee support, as well as better sharing of common services and functions across regions.

     Associated with these announcements, Conoco recorded a charge of $82 million pre-tax, or $52 million after-tax, nearly all of which represents termination payments and related employee benefits to be made to persons affected. During the first quarter of 1999, approximately 134 persons in upstream and 28 persons in downstream left Conoco under implementation of these realignment plans. The following table shows the status of, and changes to, the restructuring reserve for the first quarter of 1999.

                                                                 UPSTREAM              DOWNSTREAM
                                                           --------------------   --------------------
                                                           U.S.   INTERNATIONAL   U.S.   INTERNATIONAL   TOTAL
                                                           ----   -------------   ----   -------------   -----
Reserve at December 31, 1998.............................  $31         $36         $8         $7          $82
  Expenditures...........................................   (3)         (1)        --         --           (4)
  New accruals...........................................   --          --         --         --           --
                                                           ---         ---         --         --          ---
Reserve at March 31, 1999................................  $28         $35         $8         $7          $78
                                                           ===         ===         ==         ==          ===

     Conoco expects the restructuring efforts provided for in December 1998 will be completed by year-end 1999.

NEW ACCOUNTING STANDARDS

     Effective January 1, 1999, Conoco adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," issued by the American Institute of Certified Public Accountants. This statement requires that costs related to start-up activities, including organization costs, be expensed as incurred. Conoco's policy has been one of expensing organization and other similar costs of start-up operations. Accordingly, Conoco has no cumulative charge to earnings from a write-off of deferred start-up costs as a result of adoption of this accounting standard.

     Conoco adopted the Financial Accounting Standards Board's Statement No. 131 "Disclosures About Segments of an Enterprise and Related Activities." for the year ended December 31, 1998, and has disclosed segment information on the same basis used internally for evaluating segment performance and deciding how to allocate resources to segments. Conoco has assessed the effect of the new disclosure, and adoption of Statement No. 131 had no financial impact.

     In February 1998, the Financial Accounting Standards Board issued Statement No. 132, "Employers' Disclosure About Pension and Other Postretirement Benefits," which revised disclosure requirements for pension and other postretirement benefits. It does not affect the measurement of the expense of Conoco's pension and other postretirement benefits. Conoco adopted this Statement for the year ended December 31, 1998.

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that companies recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Statement No. 133 provides, if specified conditions are met, that a derivative may be specifically designated as:

  - a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment;

  -  a hedge of the exposure to variable cash flows of a forecasted transaction;
     or

  - a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction.

     Under Statement No. 133, the accounting for changes in fair value of a derivative depends on its intended use and designation. For a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. For a foreign currency hedge, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment. For all other items not designated as hedging instruments, the gain or loss is recognized in earnings in the period of change.

MARKET RISKS

     Conoco operates in the worldwide crude oil, refined product, natural gas, natural gas liquids and electric power markets and is exposed to fluctuations in hydrocarbon prices, electric power prices, foreign currency rates, and interest rates that can affect the revenues and cost of operating, investing and financing. Conoco's management has used and intends to use financial and commodity-based derivative contracts to reduce the risk in overall earnings and cash flow when the benefits provided are anticipated to more than offset the risk management costs involved.

     Conoco has established a financial risk management policy framework that provides guidelines for entering into contractual arrangements to manage Conoco's commodity price, foreign currency rate, and interest rate risks. The Conoco risk management committee has ongoing responsibility for the content of this policy and has principal oversight responsibility to ensure Conoco is in compliance with the policy and that procedures and controls are in place for the use of commodity, foreign currency and interest rate instruments. These procedures clearly establish derivative control and valuation processes, routine monitoring and reporting requirements and counterparty credit approval procedures. Additionally, Conoco's internal audit group conducts reviews of these risk management activities to assess the adequacy of internal controls. The audit results are reviewed by the Conoco risk management committee and by management.

     The counterparties to these contractual arrangements are limited to major financial institutions and other established companies in the petroleum industry. Although Conoco is exposed to credit loss in the event of nonperformance by these counterparties, this exposure is managed through credit approvals, limits and monitoring procedures, and limits to the period over which unpaid balances are allowed to accumulate. Conoco has not experienced nonperformance by counterparties to these contracts, and no material loss would be expected from any such nonperformance.

  Commodity Price Risk

     Conoco enters into energy-related futures, forwards, swaps and options in various markets to balance its physical systems, to meet customer needs and to manage its price exposure on anticipated crude oil, natural gas, refined product and electric power transactions. These instruments provide a natural extension of the underlying cash market and are used to physically acquire a portion of supply requirements as well as to manage pricing of near term physical requirements. The commodity futures market has underlying principles of increased liquidity and longer trading periods than the cash market and is one method of managing price risk in the energy business.

     Conoco policy is to generally be exposed to market pricing for commodity purchases and sales. From time to time, management may use derivatives to establish longer-term positions to hedge the price risk for Conoco's equity crude oil and natural gas production as well as refinery margins.

     Under Conoco's policy, hedging includes only those transactions that offset physical positions and reduce overall company exposure to price risk. Trading is defined as any transaction that does not meet the definition of hedging. Much of the portfolio is reported in the trading category and, thereby, receives mark-to-market accounting. As a consequence, current revenues and costs reflect the full effect of price movement on most of Conoco's trading activity. Those activities that qualify as hedges use deferral accounting.

     The fair value gain (loss) of outstanding derivative commodity instruments and the change in fair value that would be expected from a ten percent adverse price change are shown in the table below:

                                                                           CHANGE IN FAIR VALUE
                                                                             FROM 10% ADVERSE
                                                              FAIR VALUE       PRICE CHANGE
                                                              ----------   --------------------
                                                                        (IN MILLIONS)
AT MARCH 31, 1999
Crude Oil and Refined Products
  Hedging...................................................     $ (2)             $ (1)
  Trading...................................................       24                (3)
                                                                 ----              ----
  Combined..................................................     $ 22              $ (4)
Natural Gas
  Hedging...................................................     $ (5)             $(16)
  Trading...................................................       --                 1
                                                                 ----              ----
  Combined..................................................     $ (5)             $(15)
AT DECEMBER 31, 1998
Crude Oil and Refined Products
  Hedging...................................................     $ (1)             $ (5)
  Trading...................................................        3                 3
                                                                 ----              ----
  Combined..................................................     $  2              $ (2)
Natural Gas
  Hedging...................................................     $(25)             $(20)
  Trading...................................................       (2)               (1)
                                                                 ----              ----
  Combined..................................................     $(27)             $(21)
AT DECEMBER 31, 1997
Crude Oil and Refined Products
  Hedging...................................................     $ (3)             $ (8)
  Trading...................................................       (6)              (18)
                                                                 ----              ----
  Combined..................................................     $ (9)             $(26)
Natural Gas
  Hedging...................................................     $  8              $ (9)
  Trading...................................................       --                --
                                                                 ----              ----
  Combined..................................................     $  8              $ (9)

     The fair values of the futures contracts are based on quoted market prices obtained from the New York Mercantile Exchange or the International Petroleum Exchange of London. The fair values of swaps and other over-the-counter instruments are estimated based on quoted market prices of comparable contracts and approximate the gain or loss that would have been realized if the contracts had been closed out at the end of the reporting period.

     All hedge positions offset physical positions exposed to the cash market; none of these offsetting physical positions is included in the above table.

     Price-risk sensitivities were calculated by assuming an across-the-board ten percent adverse change in prices regardless of term or historical relationships between the contractual price of the instrument and the underlying commodity price. In the event of an actual ten percent change in prompt month crude or natural gas prices, the fair value of Conoco's derivative portfolio would typically change less than that shown in the table due to lower volatility in out-month prices.

     Additional details regarding accounting policy for these financial instruments are set forth in note 2 to Conoco's consolidated financial statements.

  Foreign Currency Risk


     Conoco has foreign currency exchange rate risk resulting from operations in approximately 40 countries around the world. Conoco does not comprehensively hedge its exposure to currency rate changes, although it may choose to selectively hedge exposure to foreign currency exchange rate risk. Examples include firm commitments for capital projects, some local currency tax payments, and cash returns from net investments in foreign affiliates to be remitted within the coming year. At March 31, 1999 and at December 31, 1998, Conoco had no open forward exchange contracts. At December 31, 1997, Conoco had open forward exchange contracts designated as a hedge of firm foreign currency commitments. The notional amount of these contracts was $50 million and the estimated fair value was $38 million.

  Interest Rate Risk

     Prior to the initial public offering, Conoco had no significant interest rate risk to manage. In March 1999, Conoco hedged interest rate exposure on a portion of the public debt that was issued in April 1999. The hedge was accomplished by purchasing put options on U.S. Treasury securities with a maturity date matching the expected pricing date of the debt offering and having a total notional amount of $2.5 billion spread over five-year, ten-year and 30-year maturities proportional to the expected tranches of Conoco debt to be issued. Fair value of the put options at March 31, 1999 was $7 million. In April 1999, subsequent to purchasing the put options, U.S. Treasury interest rates decreased and the put options expired out of the money. Before the public debt issuance, Conoco entered into interest rate lock agreements proportional to the expected tranches of debt to be issued. Overall, the two hedging transactions resulted in an immaterial net gain that will be amortized against interest expense over the life of the various debt maturities.

                               BUSINESS OF DUPONT

GENERAL

     DuPont is a world leader in science and technology in a range of disciplines, including high-performance materials, specialty chemicals, pharmaceuticals and biotechnology. DuPont has a portfolio of 2,000 trademarks and brands, including such well-known consumer brands as Lycra(R), Teflon(R), Stainmaster(R), Kevlar(R), Nomex(R), Tyvek(R), Dacron(R), Cordura(R), Corian(R), SilverStone(R), and Mylar(R). DuPont operates 200 manufacturing and processing facilities in 65 countries worldwide.

     DuPont presents its results in eight reportable segments -- Agriculture & Nutrition, Nylon Enterprise, Performance Coating & Polymers, Pharmaceuticals, Pigments & Chemicals, Polyester Enterprise, Specialty Fibers, and Specialty Polymers. The balance of DuPont's continuing operations is reported in an Other segment and consists of DuPont's photomasks safety resources and global services businesses. DuPont also has petroleum operations conducted through Conoco, which are reported in DuPont's financial statements as discontinued operations. DuPont expects the petroleum business will be divested from DuPont's operations if the exchange offer is completed. DuPont and its subsidiaries, excluding Conoco, employ approximately 92,000 people worldwide and have annual revenues of approximately $25 billion.

REPORTABLE SEGMENTS

  AGRICULTURE & NUTRITION

     DuPont's agriculture & nutrition business consists of crop protection products and the newly formed nutrition & health business. The agriculture & nutrition business had revenues of approximately $3.2 billion in 1998. Crop protection products includes herbicides, fungicides, and insect control sold worldwide.

     DuPont formed its nutrition & health business in 1998 to increase its strong position in biotechnology across high value opportunities in animal feeds, food ingredients, nutritional sciences and biosourced industrial materials. Nutrition & health consists of both business and research development efforts in agriculture, food and nutrition.

     On March 15, 1999 DuPont agreed to effect a business combination with Pioneer Hi-Bred International, Inc., the world's largest seed company, in a stock and cash merger valued at approximately $7.7 billion. DuPont currently has a 20 percent equity interest in Pioneer, as well as joint venture and other arrangements with Pioneer. The merger is expected to close during the summer of 1999. For further details, see footnote 1 to "Unaudited Pro Forma Consolidated Financial Statements of DuPont."


     DuPont recently announced plans to improve the profitability of its crop protection business and to better position the business for future growth in the face of very competitive market conditions. Plans include consolidating manufacturing capacity and refocusing research and development and marketing activities toward the successful introduction of three new products and achieving synergies with Pioneer. DuPont intends to eliminate approximately 800 jobs or about 15 percent of the crop protection global workforce. Estimated annual pre-tax savings of approximately $200 million are expected to begin accruing in the fourth quarter of 1999. Potential asset write-offs are under review. A nonrecurring charge related to these measures is expected to be recorded in the third quarter, 1999.


  NYLON ENTERPRISE

     DuPont's nylon enterprise business consists of nylon intermediates, polymers and fibers for carpet and rug markets, apparel, tire reinforcement and numerous other industrial applications. DuPont nylon had revenues of approximately $4.6 billion in 1998 and includes the brands Stainmaster(R) and Antron(R) fibers for carpets and Tactel(R) and Supplex(R) yarns for apparel. In 1998, DuPont completed investments to reduce emissions of nitrous oxide by more than 90 percent at the five nylon sites worldwide that produce adipic acid, a nylon intermediate chemical.

  PERFORMANCE COATINGS & POLYMERS

     DuPont's performance coatings & polymers business manufactures and markets engineering materials for automotive, electrical, electronic, consumer and industrial applications. The automotive and electrical/electronics industries are its largest markets. The performance coatings & polymers business had revenues of approximately $4.6 billion in 1998. Polymers, commonly known as plastics, are large molecules formed by combining many smaller molecules in a regular pattern. The business unit supplies six families of engineering resins -- Zytel(R) nylon, Delrin(R) acetal, Rynite(R) polyester PET, Crastin(R) polyester PBT, Hytrel(R) thermoplastic elastomer and Zenite(TM) liquid crystal polymer-plus Vespel(R) polymide parts and shapes, Tribon composites and Tynex(R) filaments. DuPont performance coatings are used in automotive original equipment coatings, automotive refinish and industrial coatings, and high-performance coatings.

     In February 1999, DuPont acquired Herberts GmbH, the coating business of Hoechst AG, for about $1.9 billion. Herberts is the market leader in automotive coatings in Europe with strong positions in the industrial coatings markets and markets for emerging ultra-low emission powder coatings. The acquisition is intended to add significant opportunities to increase worldwide market penetration of powder and industrial coatings. Combined, the companies comprise the world's third largest coatings company and are the leading automotive coatings supplier with sales of about $4 billion.

  PHARMACEUTICALS

     DuPont pharmaceuticals focuses on research, development and delivery of pharmaceuticals to treat HIV, cardiovascular disease, central nervous system disorders, cancer and arthritis-related disorders. It is also a leader in medical imaging. The pharmaceuticals business had revenues of approximately $1.1 billion in 1998. Pharmaceutical products include Sustiva(TM) for AIDS, Coumadin(R) anticoagulant, Cozaar(R) for hypertension, Sinemet(R) for Parkinson's disease, Symmetrol(R) antiviral and antiparkinsons, Cardilite(R) cardiac imaging agents, and Neurolite(R) brain-imaging agents.

     DuPont purchased Merck & Co. Inc.'s 50 percent interest in The DuPont Merck Pharmaceutical Company in July 1998 for $2.6 billion. DuPont now owns 100 percent of the business, which operates as DuPont Pharmaceuticals.

  PIGMENTS & CHEMICALS

     DuPont's pigments & chemicals business manufactures and distributes a wide range of commodity and specialty products, including titanium dioxide, fluorochemicals and specialty chemicals used in the construction, oil and gas, precious metal mining, transportation, paper, plastics, chemical processing, refrigeration, textile and safety and environmental management industries. The pigments & chemicals business had revenues of approximately $3.7 billion in 1998.

     The pigments & chemicals business is the world's leading producer of titanium dioxide, commonly referred to as white pigment, which imparts whiteness, brightness and opacity to paper, paint and plastic. The fluorochemicals segment of the pigments & chemicals business produces a wide range of alternatives to chlorofluorocarbons, including refrigerants, foam expansion agents, propellants and cleaning agents. The specialty chemicals segment of the pigments & chemicals business produces a wide variety of specialties, intermediates and industrial chemicals.

  POLYESTER ENTERPRISE

     DuPont's polyester enterprise includes DuPont Dacron(R) polyester, high-performance polyester films and polyester resins and intermediates. The polyester business had revenues of approximately $2.8 billion in 1998. DuPont's polyester business produces polyester staples and fibers for apparel, home furnishings, sleepwear, outdoor products, and transportation markets. DuPont's Dacron(R) polyester includes the brands CoolMax(R) and ThermaStat(R)performance fabrics, Comforel(R) sleep products, Thermolite(R) insulations, Micromattique(TM) microfibers and the newest introduction, Supriva(TM) fabric.

     The polyester business also includes specialty, industrial, packaging, electrical and electronics markets. Brand names include Melinex(R), Mylar(R), Kaladex(R), and Cronar(R). Polyester resins and intermediates are used in soft drink bottles and custom containers, as well as applications for packaging and cups, thermoforms and shrink wrap film.

     DuPont recently announced measures designed to improve the profitability of its polyester business. Under the plan, polyester production capacity will be better aligned to meet current market needs, some obsolete assets will be permanently curtailed and the organizations will be streamlined to increase competitiveness. The restructuring will result in the elimination of approximately 800 DuPont positions and 600 contractor positions globally or about 14 percent of the global polyester business work force.

  SPECIALTY FIBERS

     DuPont's speciality fibers business consists of DuPont Lycra(R) brand elastane, nonwoven fibers and advanced fiber systems. The specialty fiber business had revenues of approximately $3.3 billion in 1998. DuPont sells Lycra(R) in its traditional markets of intimate apparel, swimwear, hosiery and activewear as well as in new markets such as menswear, childrenswear, socks, sweater knits, denims, wovens and shoes. Nonwoven products include Tyvek(R) brand products, as well as Typar(R) and Sontara(R). Advanced fibers are Kevlar(R) brand fiber, Nomex(R) brand fiber and paper, and Teflon(R) brand fluropolymer fiber. Advanced fiber products are used in sporting goods and sporting shoes.

  SPECIALTY POLYMERS

     DuPont's specialty polymers includes photopolymer & electronic materials, packaging & industrial polymers, fluropolymers, and DuPont Corian(R). The specialty polymers business had revenues of approximately $4.1 billion in 1998. The photopolymer & electronic materials business markets [photoresists], laminates and photoimageable technology for the printed, flexible and microcircuit segments of the electronics industry. It also markets flexographic printing plates and color proofing systems for the printing industry. The packaging & industrial polymers business offers specialized, high-value polymers in packaging and selected industrial markets.

     The trademarks of fluropolymers include Teflon(R) and Tefzel(R) fluropolymers, and SilverStone(R) and Autograph(R) non-stick finishes while DuPont Corian(R) is used in building materials.

RECENT DEVELOPMENTS

     On March 10, 1999, DuPont announced the proposed creation of a tracking stock for its life sciences businesses, which would be issued to all of its stockholders. The amendment of DuPont's certificate of incorporation to create this tracking stock, which is intended to provide investors an opportunity to invest in a security the terms of which more closely track the economic performance of DuPont's life sciences businesses, must be approved by DuPont stockholders. After the issuance of the tracking stock, the existing DuPont common stock is expected to more closely mirror the performance of its materials businesses. DuPont anticipates that stockholder approval will be sought in the first quarter of 2000.


     In February 1999, the Clinton administration proposed changes to the federal income tax laws, as part of its budget package, that, if enacted, could adversely affect the tax consequences relating to the issuance of tracking stock and, as a result, could adversely affect DuPont's ability to issue the tracking stock for its life sciences businesses. It is presently unclear whether this proposal will be enacted into law and, if so, what form it would take. In the event that the tracking stock proposal is not implemented, DuPont is unable to estimate what effect, if any, this would have on the trading price of DuPont common stock.

                               BUSINESS OF CONOCO

GENERAL

     Conoco, a major, integrated, global energy company, is involved in both the upstream and downstream operating segments of the petroleum industry. Upstream activities include exploring for, and developing, producing and selling crude oil, natural gas and natural gas liquids. Downstream activities include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products and transporting, distributing and marketing petroleum products. In addition to upstream and downstream operations, Conoco also is engaged in developing and operating power facilities. Conoco operates in approximately 40 countries worldwide.

     As of December 31, 1998, Conoco had proved worldwide reserves of 2,622 million barrels-of-oil-equivalent, 39 percent of which were natural gas. Based on 1998 annual production of 213 million barrels-of-oil-equivalent, excluding natural gas liquids from gas plant ownership, Conoco had a reserve life of 12.3 years as of December 31, 1998. Over the last five years, Conoco has replaced an average of 195 percent of the oil and gas it has produced each year. Conoco owns or has equity interests in nine refineries worldwide, with a total crude and condensate processing capacity of approximately 807,000 barrels per day. Conoco has a marketing network of approximately 7,900 outlets in the United States, Europe and Asia.

     Based on public filings, for the year ended December 31, 1998, Conoco ranked eighth in the worldwide production of petroleum liquids by U.S.-based companies, eleventh in the production of natural gas, and eighth in refining throughput. For that same period, Conoco reported net income of $450 million, which included a net charge for special items of $271 million, on total revenues of $23,168 million. For the first quarter of 1999, Conoco had net income of $83 million, on total revenues of $5.3 billion.

BUSINESS STRATEGY

     Conoco intends to pursue a growth-oriented business strategy by exploiting opportunities where Conoco has existing major areas of operation, creating at least two new major business areas in northern South America and the Caribbean, and one of the Asia Pacific, West Africa, Middle East or Russia/Caspian Sea regions, and continuing to improve the profitability, efficiency and effectiveness of its existing operations. Specifically, Conoco intends to:

     - manage its portfolio to increase the proportion of upstream assets relative to downstream assets and the proportion of large-scale, long-lived, early-life cycle assets relative to mature assets, which could include forming joint ventures or alliances to optimize the efficiency of operations or monetize a portion of the value of such assets;

     - achieve significant near-term production growth through large scale projects such as Petrozuata, Britannia, Lobo and Ursa;

     - seek opportunities created by worldwide privatizations and the opening of new markets previously closed to private investment;

     - apply its strengths in carbon upgrading, project management, deepwater technology, natural gas processing, seismic processing and interpretation, and in the ability to present integrated upstream/ downstream solutions to host governments and other institutions in new and emerging markets;

     - pursue exploration activities that have significant value creation potential by concentrating on areas that are under-explored;

     - capitalize on its ability to convert low cost, heavy, high sulfur and acidic crude oils into high value light oil products; and

     - continuously rationalize its asset base, contain costs, optimize its investment portfolio, and improve operating reliability.

     In all of its activities, Conoco will strive to act in accordance with its core values of operating safely, protecting the environment, acting ethically and valuing all people.

CONOCO HISTORY

     Conoco was founded in 1875 in Ogden, Utah, as the Continental Oil and Transportation Company. In 1885, it was reincorporated with a new name, Continental Oil Company, as part of the nationwide Standard Oil Trust. In its early years, its principal operations were marketing oil and petroleum related products, primarily in the Rocky Mountain area and in California. In 1913, two years after the U.S. Supreme Court dissolved the Standard Oil Trust, Conoco was again independently incorporated. From 1913 to 1929, Conoco evolved into a fully integrated oil company, with operations in most states west of the Mississippi River.

     By 1929, Conoco had approximately 1,800 producing wells and had become one of the largest retailers of gasoline in the Rocky Mountain area. In that year, it merged with the Marland Oil Company, an oil and gas company with wells and marketing operations from Oklahoma to Maryland. After World War II, Conoco was an early participant in Gulf of Mexico exploration and production activities and moved aggressively overseas with upstream assets in many parts of the world and downstream assets in Western Europe. In 1981, Conoco was acquired by DuPont.

FINANCIAL INFORMATION -- OPERATING SEGMENT AND GEOGRAPHIC INFORMATION

     See note 27 to the consolidated financial statements of Conoco for operating segment and geographic information.

UPSTREAM

  SUMMARY

     Conoco is currently exploring for, developing or producing crude oil, natural gas and/or natural gas liquids in 14 countries around the world. In 1998, production averaged 583,000 barrels-of-oil-equivalent per day, consisting of 348,000 barrels per day of petroleum liquids, excluding natural gas liquids from gas plant ownership, and 1,411 million cubic feet of natural gas per day. The majority of this production came from fields located in the United States, the United Kingdom and Norway, with the remaining production coming from operations in Canada, the United Arab Emirates, Indonesia, Nigeria, Russia and Venezuela.

     In 1998, Conoco replaced nearly 110 percent of the oil and natural gas it produced, adding 234 million barrels-of-oil-equivalent to Conoco's worldwide reserves while producing 213 million barrels-of-oil-equivalent, excluding natural gas liquids from gas plant ownership, for a net addition of 21 million barrels-of-oil-equivalent. This marks the sixth consecutive year that Conoco has replaced more reserves than it produced. Conoco replaced 163 percent of the natural gas produced and 74 percent of the oil produced. On December 31, 1998, Conoco had proved reserves of 2,622 million barrels-of-oil-equivalent, consisting of 1,591 million barrels of petroleum liquids and 6,183 billion cubic feet of natural gas, representing an increase of 48 percent on a barrel-of-oil-equivalent basis since December 31, 1994.

     Conoco's capital investment in upstream activities in 1998 was $1,965 million, including the continued development of the Lobo trend, Britannia, Ursa and Petrozuata. These projects will contribute to Conoco's 1999 production and significantly increase Conoco's production rates over current levels in future years.

     The majority of Conoco's exploration and production assets are located in the United States and Canada, the United Kingdom and Norway. The producing properties in these areas generate cash to fund growth opportunities around the world. Outside of North America and Western Europe, Conoco's investment activities are focused on areas that have the potential to become major business areas in the future, such as northern South America and the Caribbean, and the Asia Pacific, West Africa, Middle East and Russia/Caspian Sea regions.

     Conoco is exploring for oil and/or natural gas in 14 countries. Since 1996, Conoco has pursued and continues to implement an exploration strategy focused on acquiring large acreage positions in areas that are relatively under-explored. The purpose of these acreage acquisitions has been to establish Conoco at an early stage in areas that have the potential for large discoveries. During the same period, Conoco acquired significant acreage positions in the following regions:

     - the deepwater Gulf of Mexico;

     - the Atlantic Margin of Northwest Europe;

     - northern South America;

     - the Caribbean; and

     - selected basins in the Asia Pacific region.

Conoco's global deepwater acreage position is the largest in the industry. In 1998, Conoco's exploratory success rate was its best in 15 years. Approximately 30 percent of the exploratory wells Conoco drilled, excluding appraisal wells, were potentially commercial.

     Conoco intends to manage its asset portfolio to increase the proportion of upstream assets relative to downstream assets and the proportion of large-scale, long-lived, early-life cycle assets relative to mature assets. In the course of implementing such strategy, Conoco has in the past, and may from time to time in the future, purchase or sell upstream assets. Conoco may also consider forming alliances or joint ventures to hold and operate selected upstream assets, either to optimize the efficiency of such operations through achieving economies of scale or to monetize a portion of the value of such assets.

     The following table sets forth information regarding Conoco's producing properties. This table includes crude oil, condensate, and natural gas liquids expected to be removed for Conoco's account from its natural gas production.

                                                                        PROVED RESERVES
                                                                       AS OF DECEMBER 31,        1998
                                                                              1998            PRODUCTION
                                                  NATURE OF INTEREST        (MMBOE)         (MBOE PER DAY)
                                                  ------------------   ------------------   --------------
REGION
UNITED STATES
  Lobo..........................................       Lease                   162                70
  Gulf of Mexico................................       Lease                    80                28
  San Juan Basin................................       Lease                   185                53
  Permian Basin.................................       Lease                   133                31
  Central Appalachian Basin.....................    Partnership                 63                 2
  Other.........................................                                88                43
                                                                             -----               ---
          Total United States...................                               711               227
WESTERN EUROPE
  Britannia.....................................      License                  242                18
  Heidrun.......................................      License                  146                39
  Statfjord.....................................      License                  100                54
  Troll.........................................      License                  114                 9
  Other.........................................                               317               111
                                                                             -----               ---
          Total Western Europe..................                               919               231
NORTHERN SOUTH AMERICA AND THE CARIBBEAN
  Petrozuata....................................   Equity Company              678                 5
OTHER...........................................                               314               120
                                                                             -----               ---
          Total.................................                             2,622               583
                                                                             =====               ===

  UNITED STATES

     Production operations in the United States are principally located in the following areas:

     - the Lobo trend in South Texas;

     - the Gulf of Mexico;

     - the San Juan Basin in New Mexico;

     - the Permian Basin in West Texas; and

     - the Central Appalachian Basin in Virginia.

In 1998, United States operations contributed approximately 23 percent of Conoco's worldwide petroleum liquids production and 63 percent of its worldwide natural gas production. Proved reserves as of December 31, 1998, were 711 million barrels-of-oil-equivalent, consisting of 261 million barrels of petroleum liquids and 2,700 billion cubic feet of natural gas.

     In recent years, Conoco has consolidated its exploration and production operations in the United States in order to increase profitability. Conoco sold hundreds of smaller, less efficient properties, while acquiring an increased interest in its largest producing areas such as the San Juan Basin and the Lobo trend. As a result, Conoco has reduced the number of fields in its portfolio from approximately 700 in 1990 to 104 as of December 31, 1998, while maintaining production essentially constant on a barrel-of-oil-equivalent basis. Conoco has also focused its exploration activities by reducing the number of exploration plays being pursued in the United States from over 30 in 1995 to less than ten as of December 31, 1998. Exploration activity in the United States is concentrated in the deepwater Gulf of Mexico.

     Conoco's objectives are to increase production from the Lobo trend and the deepwater Gulf of Mexico, while maintaining production from other United States assets and focusing on natural gas processing capabilities.

  Lobo Trend in South Texas

     Conoco is the largest natural gas producer in the Lobo trend, and a leading producer, marketer and transporter of natural gas in South Texas. Conoco has 20 years of operating and drilling experience in the Lobo trend and currently holds approximately 450,000 acres in the area under oil and gas leases. In 1997, in accordance with its strategy to rapidly increase production through participation in large development projects, Conoco substantially increased its holdings in South Texas through the acquisition of $929 million of natural gas properties and transportation assets. Assets acquired by Conoco in this transaction included approximately 215,000 acres of leases, 800 wells and a 1,150-mile natural gas gathering and transportation pipeline. The pipeline provides direct access to major Texas intrastate and interstate pipeline systems. As a result of the Lobo acquisition, Conoco is currently the second largest natural gas producer in Texas.

     Conoco's average working interest in its leases in the Lobo trend is 92 percent. A large number of the producing wells acquired in the Lobo acquisition were acquired subject to volumetric production payments. The holders of these production payments are entitled to a specific volume of production from these wells until the last of the production payments terminates in 2002. These volumes averaged approximately 91 million cubic feet per day in 1998.

     Since the 1997 acquisition of Lobo properties, Conoco has maintained between two and 14 rigs working continuously in the region. As of May 1, 1999, Conoco had seven rigs working. This development activity has resulted in an increase in gross natural gas production in the region from approximately 510 million cubic feet per day for December 1997 to approximately 750 million cubic feet per day for December 1998, an increase of approximately 47 percent. Conoco anticipates spending $600 million between 1999 and 2002 to further develop its leases in the Lobo trend. Conoco's 1998 Lobo trend development program included the acquisition of new 3D seismic data and the drilling of over 200 wells.

     As of June 1999, Conoco had completed 3-D seismic surveys on 90 percent of its total acreage holdings in the Lobo trend, and drilled over 330 wells since mid-year 1997. As a result of the progression of the seismic interpretations and recent higher gas prices, Conoco intends to gradually increase the number of drilling rigs during the balance of this year, with the objective of maintaining lower per well drilling costs at increasing levels of activity. To date during 1999, drilling and completion costs have been reduced approximately 10 percent on a per well basis compared to 1998 and operating costs have been reduced by approximately 10 percent on a unit of production basis compared to 1998.

     Lobo Pipeline Company, a wholly owned subsidiary of Conoco, owns a 1,150 mile intrastate natural gas pipeline system in South Texas and expects to implement an expansion plan designed to provide transportation for Conoco's gas production and that of third party producers, laying 100 miles of pipeline per year for the next five years. During the first two years, most of the pipeline added will be high-pressure trunklines to support regional development.

  Gulf of Mexico

     Conoco's current portfolio of producing properties in the Gulf of Mexico includes ten fields operated by Conoco and 14 operated by other companies. The properties are in various stages of development, ranging from properties that are fully developed to ones with considerable additional development potential. Conoco also holds interests in various offshore platforms, pipelines and other infrastructure.

     Conoco currently has 13 leases in production or under development in the deepwater Gulf of Mexico. Conoco's most important current development project in the Gulf of Mexico is the Ursa field development. Ursa, operated by Shell, is one of the largest discoveries to date in the deepwater Gulf of Mexico. Conoco holds a 16 percent interest in the field, and the other owners are Shell, BP Amoco and Exxon. The Ursa tension leg platform was installed in late 1998 in approximately 3,900 feet of water. Initial production from Ursa began four months ahead of schedule in March 1999, and Conoco projects that peak gross production from the Ursa field will reach 150,000 barrels per day of petroleum liquids and 400 million cubic feet of gas per day by 2001.

     Conoco's most important exploration program in the United States is in the deepwater Gulf of Mexico. Conoco is the seventh largest deepwater leaseholder in the Gulf on an acreage basis, with interests in 295 leases. Conoco has a 100 percent interest in 104 of these leases, and jointly owns 76 of the remaining leases on a 50-50 basis with Shell and 60 of the remaining leases on a 50-50 basis with Exxon. Since 1996, Conoco has acquired 3D seismic data over large portions of the deepwater Gulf of Mexico to identify acreage to lease and to select prospects for drilling. Seismic interpretation is now underway on many leases and preparations for a multi-well drilling program are being made.

     Conoco will carry out its deepwater Gulf of Mexico drilling program in large part with a recently completed deepwater drillship, which is owned by a joint venture between Conoco and R&B Falcon Corporation. This vessel, christened the Deepwater Pathfinder, went into service in January 1999, commencing a five-year, $400 million drilling program in the Gulf of Mexico. This highly sophisticated drillship is capable of drilling in water depths of up to 10,000 feet and provides Conoco with the ability to explore in areas that were previously inaccessible. In May 1999, Conoco announced a discovery on the Magnolia prospect on Garden Banks Block 783, the first prospect drilled by the Deepwater Pathfinder. Conoco is currently evaluating the results of the discovery. The Deepwater Pathfinder is currently drilling another prospect in Green Canyon Block 562.

  Other U.S. Producing Properties

     Outside of South Texas and the Gulf of Mexico, Conoco's largest producing properties in the United States are located in the San Juan Basin of New Mexico, the Permian Basin in West Texas and the Central Appalachian Basin in Virginia. Conoco also has producing properties in the Williston Basin and the Hugoton complex in the Oklahoma/Texas Panhandle.

     Conoco has a significant acreage position in the San Juan Basin. Conoco's average daily net production from the San Juan Basin in 1998 was approximately 15,500 barrels of petroleum liquids and 226 million cubic feet of natural gas. Conoco believes significant additional hydrocarbons lie below the basin's traditional producing formations, and Conoco is actively exploring for new reserves. In 1998, Conoco conducted a 300-square-mile 3D seismic survey covering the most promising deep areas of the basin. Early results have identified several high-potential prospects, and two wells are planned to be drilled in 1999. Conoco will also continue to consider potential acquisitions in this basin to take advantage of synergies resulting from its large asset base and gas plant in the area.

     Conoco has an interest in 29 fields in the Permian Basin, which is one of the largest producing areas in the United States. In the Permian Basin, Conoco's average daily net production in 1998 was approximately 23,500 barrels of petroleum liquids and approximately 44 million cubic feet of gas. Conoco is using 3D seismic technology, horizontal wells and other innovative extraction technologies in an effort to extend the productive life of many of the mature fields in the Permian Basin.

     Pocahontas Gas Partnership is a 50/50 partnership between Conoco and Consol Energy Inc. Pocahontas produces and gathers coal bed methane prior to and during coal mining operations in Virginia. Pocahontas produced and gathered approximately 34 million gross cubic feet per day of coal bed methane from the existing active mining area in 1998. Conoco recently approved an expansion of the Pocahontas project to develop coal bed methane outside of the existing mining area, which is expected to increase total Pocahontas production to approximately 40 million gross cubic feet per day in 1999.

  NATURAL GAS AND GAS PRODUCTS

     In the United States, Conoco owns interests in 23 natural gas processing plants located in Louisiana, New Mexico, Oklahoma and Texas as well as approximately 10,000 miles of gathering lines. Conoco operates 16 of the plants.

     Conoco gathers natural gas, extracts natural gas liquids and sells the remaining residual gas. Most of Conoco's raw gas liquids are supplied to its processing operations, which further separate them into natural gas liquid products that are used as feedstocks for gasoline and chemicals production. Conoco provides service to approximately 800 natural gas producers and sells more than 500 million cubic feet per day of residue gas to approximately 120 customers.

     Conoco's share of total natural gas liquids from natural gas processed at the 23 plants in which it owns an interest averaged 66,300 barrels per day in 1998, of which approximately 11,000 barrels per day of natural gas liquids were from Conoco owned reserves, which were reported, net of royalties, as United States natural gas liquids production. In 1998, approximately 28,200 barrels per day of additional natural gas liquids were attributable to processing of Conoco's natural gas liquids in third-party-operated plants. Furthermore, Conoco's 50 percent-owned equity affiliate, C&L Processors Partnership, has five natural gas processing plants in Oklahoma and Texas. Conoco's pro rata share of C&L's natural gas liquids production was approximately 7,600 barrels per day in 1998.

     Conoco's other natural gas and gas products facilities in the United States include:

     - Lobo Pipeline Company's 1,150-mile intrastate natural gas pipeline system in South Texas;

     - an 800-mile intrastate natural gas pipeline system in Louisiana operated by Conoco's wholly owned subsidiary, Louisiana Gas System, Inc.;

     - natural gas and natural gas liquids pipelines in several other states;

     - three underground natural gas liquids storage facilities;

     - a natural gas liquids fractionating plant in Gallup, New Mexico with a capacity of 25,000 barrels per day; and

     - a 22.5 percent equity interest in Gulf Coast Fractionators, which owns a natural gas liquids fractionating plant in Mt. Belvieu, Texas with a capacity of 104,000 barrels per day.

In 1998 Conoco sold approximately 3.3 billion cubic feet per day of natural gas, which included 873 million cubic feet per day of its U.S. natural gas production.

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

  WESTERN EUROPE

     Conoco has a significant portfolio of producing properties in the United Kingdom and Norway. Proved Western Europe reserves, as of December 31, 1998, were 919 million barrels-of-oil-equivalent, consisting of 410 million barrels of petroleum liquids and 3,053 billion cubic feet of natural gas. In 1998, operations in Western Europe contributed 44 percent of Conoco's worldwide petroleum liquids production and 33 percent of its natural gas production.

  Britannia Field

     Conoco has a 42.4 percent interest in the Britannia field, which is one of the largest natural gas/ condensate fields in the United Kingdom sector of the North Sea. Britannia is a centerpiece of Conoco's strategy to increase production and reserves through large, long-lived projects. First production from Britannia occurred in August 1998 and Conoco estimates that the field will have a production life of approximately 30 years. Conoco's proved reserves in Britannia include 1.1 trillion cubic feet of natural gas and 56 million barrels of petroleum liquids at December 31, 1998. As of June 8, 1999, Britannia was producing 740 million gross cubic feet of gas per day and 50,000 gross barrels of petroleum liquids. Production is expected to fluctuate due to seasonal demand. Conoco and Chevron, the two largest interest holders in the field, jointly operate Britannia.

  Southern North Sea Producing Properties

     Conoco has various equity interests in 13 producing gas fields in the Southern North Sea, a major gas producing area on the United Kingdom continental shelf. These fields mostly feed into the Conoco-operated Theddlethorpe gas processing facility through three Conoco-operated pipeline systems: Viking, LOGGS and CMS. In 1998, Conoco's net production from the Southern North Sea was 98 billion cubic feet of natural gas.

     Conoco believes there are additional development opportunities in the Southern North Sea. One example is the Viking Phoenix project, in which Conoco targeted the development of additional reserves using existing infrastructure and new drilling and completion technology. In November 1998, Conoco started production from this development, for which its proved reserves were 73 billion cubic feet of gas as of December 31, 1998. Conoco holds a 50 percent interest in the Viking Field. In June 1999, Conoco announced a discovery on the E-Plus exploration well in the Southern North Sea. This well is near existing Conoco infrastructure in the Viking field and Conoco is currently evaluating the commercial potential of the discovery.

     At year-end 1998, Conoco acquired Canadian Petroleum UK Ltd., the British subsidiary of Canadian Occidental Petroleum Ltd. The acquisition included:

     - interests in the Vulcan (7.9 percent), South Valiant (12.5 percent), and Caister (30 percent) gas producing fields;

     - a 15 percent interest in the Caister Murdoch gas pipeline;

     - a ten percent interest in the Eagles gas pipeline; and

     - interests in eight exploration blocks.

As a result of this acquisition, Conoco increased its interest in the Vulcan and South Valiant Fields to 50 percent from 42.1 percent and 37.5 percent, and increased its stake in the Caister Murdoch gas pipeline to 42.25 percent. Conoco currently operates the Vulcan and South Valiant fields.

  Other United Kingdom Properties and Discoveries

     Conoco also has interests in the following fields and discoveries:

     - Miller (30 percent);

     - Alba (12 percent);

     - Statfjord (4.8 percent in the United Kingdom/10.3 percent in the Norwegian sector);
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

     - MacCulloch (40 percent);

     - Banff (32 percent); and

     - Clair (21 percent).

Conoco operates the MacCulloch and Banff fields, both of which employ floating production, storage and offtake technology. BP Amoco operates the Miller field and the Clair discovery, which is one of the largest undeveloped oil discoveries in Western Europe.

  Interconnector Pipeline and Gas Sales

     The Interconnector pipeline, which connects the United Kingdom and Belgium, will facilitate marketing throughout Europe of the natural gas Conoco produces in the United Kingdom. This pipeline commenced operation in October 1998. Conoco's ten percent share of the Interconnector pipeline allows Conoco to ship approximately 200 million cubic feet of gas per day to the markets in continental Europe. Conoco has seven- to ten-year contracts to supply natural gas to Gasunie in the Netherlands and Wingas in Germany, which fully utilizes this capacity. Because the Interconnector pipeline provides flexibility to flow in either direction, Conoco will be able to take advantage of the long-term and short-term market conditions in both the United Kingdom and continental Europe.

  Norwegian Producing Fields

     Conoco is the sixth largest oil producer in Norway. Conoco has an ownership interest in three of the largest fields in the country: Heidrun, Statfjord and Troll. Conoco also has an interest in the following discoveries which are in development:

     - Oseberg South (7.7 percent);

     - Visund (9.1 percent);

     - Jotun (3.75 percent); and

     - Huldra (23.3 percent).

Conoco also has an interest in the PL 203 discovery.

     Production from the Heidrun field began in 1995 and is currently averaging approximately 240,000 gross barrels of petroleum liquids per day. Conoco's share of the proved reserves in the field, based on its 18.125 percent interest, is 119 million barrels of petroleum liquids and 159 billion cubic feet of natural gas. Conoco was the operator for the construction and installation of Heidrun's tension leg platform. Upon first production, Statoil assumed operatorship in accordance with a pre-agreed arrangement. Associated gas from the Heidrun field currently serves as feedstock for a methanol plant that became operational in Norway in 1997. The plant, in which Conoco holds an 18.125 percent interest, is operated by Statoil.

     Conoco, which holds 10.3 and 4.8 percent interests in the Norwegian and United Kingdom sectors of the Statfjord field, had total net proved reserves for both the Norwegian and United Kingdom sectors of 84 million barrels of petroleum liquids and 98 billion cubic feet of natural gas in the field as of December 31, 1998. Conoco is supporting work by Statoil, the operator of Statfjord, to determine ways to slow the natural decline of the field and increase reserves. Conoco also owns a 1.66 percent interest in the Troll gas field, operated by Statoil, and has net proved reserves in the field of 576 billion cubic feet of natural gas and 18 million barrels of petroleum liquids.

  Exploration -- The Atlantic Margin

     Exploration activity in Western Europe is focused on the deepwater Atlantic Margin fairway, which runs from the Voring Basin off the coast of Norway to the Porcupine Basin off the west coast of Ireland. Along the Atlantic Margin, Conoco has significant acreage positions in the Voring Basin, the West of Shetlands and North Rockall Trough areas in the United Kingdom and the Porcupine Basin. In 1997, the United Kingdom government awarded Conoco and three partners exploration licenses for two deepwater blocks, Block 204/14 and 204/15, in the West of Shetlands area. These blocks are adjacent to a discovery in BP Amoco-operated Block 204/19. Conoco, as operator of Blocks 204/14 and 204/15, drilled two wells in 1998 to test the potential of this acreage. The results of the wells are being currently evaluated by Conoco and its partners.

  NORTHERN SOUTH AMERICA AND THE CARIBBEAN

  Petrozuata

     Petrozuata is a key component of Conoco's strategy to increase production and reserves through implementation of long-lived, large development projects and to utilize its proprietary coking technology in other areas of its business. Petrozuata is a joint venture between Conoco, which holds a 50.1 percent non-controlling equity interest, and PDVSA Petroleo y Gas S.A., a subsidiary of PDVSA, the national oil company of the Republic of Venezuela, which holds the remaining interest.

     Petrozuata, the first venture of its kind in Venezuela, is developing an integrated operation to produce extra heavy crude oil from known reserves in the Zuata region of the Orinoco Belt, transport it to the Jose industrial complex on the north coast of Venezuela and upgrade it into synthetic crude, with associated by-products of liquified petroleum gas, sulfur, petroleum coke and heavy gas oil, a product slightly lighter than residual oil. Petrozuata's synthetic crude is a lighter, partially processed refining feedstock similar to crude oil. Conoco's recorded proved reserves related to its interest in Petrozuata as of December 31, 1998, were 678 million barrels of oil. The joint venture agreement has a 35-year term, commencing upon the completion of the upgrading facility in 2000, and requires approval of both Conoco and PDVSA Petroleo y Gas S.A. for major Petrozuata decisions.

     The upgrading facility, which will employ Conoco's proprietary delayed coking technology, will be located at Jose and is projected to become operational in mid-2000. Diluted extra heavy crude oil will be transported via a 36-inch pipeline from the field to the Jose industrial complex. An adjacent 20-inch pipeline will return naphtha from the upgrading facility to the field for use as a diluent. Petrozuata has also begun construction of field processing and support facilities and marine facilities for shipping synthetic crude and by-products.

     As of May 31, 1999, Petrozuata has made significant progress toward project completion. The upgrading facility is now approximately two-thirds complete and most of the key process units have been installed. The dual pipeline system is fully operational and early production and diluent volumes are currently being shipped between Jose and the field. Production facilities are now substantially complete and drilling of production wells continues. Current extra heavy oil production is approximately 61,000 barrels per day. While many wells are producing at expected rates, on average, individual well productivity has been less than expected. As a result, Petrozuata will drill more wells than anticipated in the original plans for the project. Due to drilling efficiencies, Petrozuata is experiencing lower than expected per well drilling costs which will mitigate the cost of the additional wells. Additionally, Conoco expects that use of multi-lateral well technology will increase the per well producing capability above current levels. Conoco expects Petrozuata to produce 120,000 barrels per day of extra heavy crude oil required for the planned start-up of the upgrading facility in mid-2000.

     Petrozuata began early production of extra heavy crude oil in August 1998. Prior to completion of the upgrading facility, the extra heavy crude will be blended with lighter oils and sold on world markets. Following completion of the upgrading facility, the synthetic crude produced by Petrozuata will either be used as a feedstock for Conoco's Lake Charles refinery and a refinery operated by PDVSA, or will be sold to third parties.

     Conoco has entered into an agreement to purchase up to 104,000 barrels per day of the Petrozuata synthetic crude for a formula price over the term of the joint venture if Petrozuata is unable to sell the production to third parties for higher prices. All synthetic crude sales will be denominated in United States dollars. By-products produced by the upgrading facility, principally coke and sulfur, will be sold to a variety of domestic and foreign purchasers. The loading facilities at Jose will transfer synthetic crude and some of the by-products to ocean tankers for export. Synthetic crude sales are expected to comprise more than 90 percent of the project's revenues.

  The La Luna Trend

     Exploration activity in northern South America and the Caribbean is focused on a geologic trend known as La Luna. In Venezuela, Conoco conducted seismic surveys in 1997 on the shallow water Gulf of Paria West block, and on the Guanare block in the Merida Andes foothills. In early 1999, Conoco drilled a well in the Gulf of Paria West, which is a potentially commercial discovery that flowed hydrocarbons from multiple zones in drill stem tests. Conoco is currently drilling a second well on an adjacent structure. Conoco also drilled a well in the Guanare block, which was a dry hole. Additional exploration and appraisal work is currently planned for 1999. Conoco currently holds a 50 percent working interest in both the Gulf of Paria West block, which it operates, and the Guanare block, which is operated by Elf Aquitane. Conoco's interest in each case is subject to dilution to 32.5 percent at the option of a PDVSA affiliate.

     In northwestern Colombia, seismic surveys have been completed in partnership with Texaco on three tracts that Conoco acquired through a 50 percent farm-in. In 1998, Texaco drilled two dry holes on the acreage and plans to drill two additional wells in 1999. In addition, Conoco and Texaco acquired a fourth tract in a joint bid in 1998.

     In 1997, Conoco signed a production sharing contract for Blocks 4a and 4b, two large prospective blocks off Trinidad's east coast. A 3D seismic survey was acquired over the acreage in 1997, and Conoco is currently drilling a well to test the potential of this acreage. Conoco is operator of both blocks and has a 50 percent working interest; Texaco holds the remaining working interest in both blocks.

     Seeking additional opportunities in the La Luna Trend, Conoco has conducted a two-year study of the hydrocarbon potential of the entire offshore Barbados area. Encouraged by the study, Conoco has entered into a commitment to acquire seismic data over 50 percent of the original study area and has the option to enter a drilling program to test the potential of this largely unexplored area.

  Phoenix Park

     Conoco holds a 39 percent equity interest in Phoenix Park Gas Processors Limited, a joint venture with the National Gas Company of Trinidad and Tobago Limited, that processes gas in Trinidad and markets in the eastern Caribbean. Phoenix Park's facilities include:

     - a gas processing plant;

     - a fractionator producing propane, mixed butane and natural gasoline;

     - storage tanks; and

     - a liquified petroleum gas marine loading dock.

These facilities produce over 11,000 gross barrels per day of natural gas liquids. Phoenix Park recently completed an expansion of its facilities to process up to 1.4 billion cubic feet of gas per day, increase fractionation capacity to 33,000 barrels per day, and add additional storage and marine export facilities.

  ASIA PACIFIC


     Conoco has a 30-year operating history in Indonesia. The focus of Conoco's effort in the Asia Pacific region is its operations in the Indonesian sector of the Natuna Sea. In this area, Conoco is the operator of the Block B and North West Natuna Sea Block II production sharing contracts. Conoco also has interests in exploration blocks in Cambodia, Vietnam and New Zealand, where the second deepwater drillship owned by a joint venture between Conoco and R&B Falcon, the Deepwater Frontier, recently completed drilling its first exploratory well. The well did not encounter commercial hydrocarbons.


  West Natuna Gas Project

     In 1996, Conoco, as operator of the South Natuna Sea Block B PSC, along with the other participants in Block B and the interest holders in the Block A and Kakap production sharing contracts, formed the "West Natuna Group", with the aim of jointly marketing gas from the West Natuna Area to Singapore. In January 1999, the West Natuna Group, Pertamina, the Indonesian state-owned oil and gas company and Sembgas, a company owned by Sembcorp Industries, entered into a definitive set of agreements to sell the gas to Temasek and Tracetebel. These agreements provide for the sale and purchase of natural gas from specified fields in the production sharing contracts operated by the West Natuna Group.

     These agreements provide for gas deliveries to begin by mid-2001 that will rise to a sales rate of 325 million cubic feet per day. Sembgas will sell the gas to a series of end users, including Tuas Power, Sembcorp Cogen and Esso Chemicals, which will use the gas for industrial purposes, primarily power generation. The West Natuna Group has entered into a gas supply agreement with Pertamina in which they have undertaken to develop a series of fields and to supply the gas produced to Pertamina for the sale to Sembgas. The agreements provide for the supply of approximately one trillion cubic feet of natural gas from fields in Block B to Sembgas. Block B's share of production will reach 140 million cubic feet of gas daily. Block B constitutes 43.1 percent of the West Natuna Group and Conoco owns a 40 percent interest in Block B and has net proved reserves of 197 billion cubic feet of natural gas. Conoco plans to drill five wells in Block B in 1999 to begin development of these reserves. In addition, each of the production sharing contracts has been extended to allow the West Natuna Group to support Pertamina for the expected 22 year life of the contract with Sembgas.

     A 300-mile 28-inch submarine pipeline and smaller gathering pipelines will be built by the West Natuna Group to transport the gas from the West Natuna Sea fields to Singapore. Conoco will be the operator of the pipeline system, including the receiving terminal in Singapore. The West Natuna Group, Pertamina and Sembgas have entered into contracts governing the construction and operation of the pipeline. Contracts for engineering, procurement, construction and installation of the pipeline and platform based gas processing equipment were recently awarded and approved by Pertamina.

     Two delineation wells recently drilled by Conoco, the West Belut #2 and the Belut #5, further delineated a natural gas discovery made by Conoco in 1998. The Belut Complex is not dedicated to the West Natuna Group gas sales agreement, but Conoco believes production from this area could be used to meet increased Singaporean gas demand, and fill excess pipeline capacity, in the future.

  Belida and Sembilang Fields, Indonesia

     Conoco holds a 40 percent interest in and serves as operator of the Belida and Sembilang oil fields in the Block B PSC. An ongoing infill drilling program in the Belida Field maintained gross production for the Indonesian fields in the range of 85,000 barrels per day in 1998.

  CANADIAN ROCKIES

     Conoco has had significant exploration success in the 1990's in the foothills east of the Canadian Rockies. In this area, Conoco has an interest in 209,000 net acres, much of which has yet to be developed. Development plans for 1999/2000 include bringing on-stream two more of the foothills discoveries. In addition to the discoveries in the foothills trend, Conoco has a significant interest in the Peco Gas Field, located just east of the foothills. Conoco also owns 100 percent of the Peco gas processing plant, which processes gas from the Peco Field and two of the foothills discoveries.

  RUSSIA

     Conoco holds a 50 percent direct and a 4.7 percent indirect ownership interest in Polar Lights Company, a Russian limited liability company established in January 1992. Polar Lights, the first Russian-Western joint venture to develop a major new oil field, was established to develop the Ardalin oil field discovered in 1988 by the Russian state enterprise GP Arkhangelskgeologia. Ardalin is located in the Arctic tundra approximately 1,000 miles northeast of Moscow. As of December 31, 1998, Conoco's share of proved reserves was 42 million barrels of petroleum liquids, with an additional eight million barrels of net proved reserves at the adjacent oil fields -- Kolva and Dusushev. Polar Lights started producing oil in August 1994 and gross production increased from an average 21,000 barrels per day in 1994 to an average 35,000 barrels per day in 1998. Average production during May 1999 reached a record 40,200 barrels per day. Oil is transported through the existing Russian pipeline system and is then exported or sold on the domestic market.
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

     In March 1998, Conoco signed a memorandum of understanding with OAO Lukoil, Russia's largest oil company, to jointly study the development of petroleum reserves in the 1.2 million acre block known as the Northern Territories in the Timan-Pechora region in northern Russia, which includes the large undeveloped Yuzhno Khilchuyu oil field. The memorandum of understanding followed Lukoil's purchase in December 1997 of a majority interest in OAO Arkhangelskgeoldobycha, successor to GP Arkhangelskgeologia and Conoco's original partner in the Northern Territories. In November 1998, Conoco and Lukoil signed a second memorandum of understanding to work together to draw up and submit all documents required by the Russian government to develop the Northern Territories under production sharing agreement terms, to secure funding for the project and to work together to resolve other outstanding issues.

     In July 1998, Conoco acquired a 15.667 percent interest in OAO Arkhangelskgeoldobycha for approximately $33 million. OAO Arkhangelskgeoldobycha owns a 30 percent interest in Polar Lights.

  WEST AFRICA

     In 1997, Conoco, in partnership with Express Petroleum and Gas Company Ltd. of Nigeria, announced the production of first oil from the shallow water Ukpokiti field, located offshore in the western Niger delta. Conoco currently has a 90 percent revenue interest in the field. Total production from the field is currently 20,000 barrels per day of oil, and Conoco's net proved reserves as of December 31, 1998 were 13.2 million barrels of oil. Express operates Ukpokiti, and Conoco provides technical and operational assistance in the field's development, which included three remote caisson-type structures, five wells, and the conversion of the Conoco tanker "Independence" into a floating production and storage offtake vessel. With a 1.7 million barrel storage capacity, the vessel also serves as an export terminal.

     In addition to its interest in the Ukpokiti field, Conoco has a 47.5 percent working interest in the deepwater OPL 220 license off the coast of Nigeria, which is operated by Conoco and encompasses 600,000 acres. Conoco has acquired a 3D seismic survey and drilled two wells on this license. The first well, which was drilled in 1997, found only gas and was non-commercial. The second well was drilled in 1998 and encountered both oil and gas-filled sands. Conoco and its partner, Exxon, are currently evaluating results from this second well.

  MIDDLE EAST

     In Dubai, United Arab Emirates, Conoco has operated four fields since their discovery between 1966 and 1973. Currently, Conoco is using horizontal drilling techniques and advanced reservoir drainage technology to enhance the efficiency of the offshore production operations and improve recovery rates.

  OIL AND NATURAL GAS RESERVES

     Conoco's estimated proved reserves at December 31, 1998 were 2,622 million barrels-of-oil-equivalent, consisting of 1,591 million barrels of oil and 6,183 billion cubic feet of natural gas.

     Oil and gas proved reserves cannot be measured precisely. The reserve data set forth in this report is only an estimate. Reservoir engineering is a subjective and inexact process of estimating underground accumulations of oil and natural gas. Reserve estimates are based on many factors related to reservoir performance which require evaluation by engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, the production performance of the reservoirs as well as extensive engineering judgment. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance. Well tests and engineering studies will likely improve the reliability of the reserve estimate.

     At lower prices for crude oil and natural gas, it may no longer be economic to produce reserves that are more expensive to produce. Actual production, revenues and expenditures with respect to Conoco's reserves will likely vary from estimates, and such variances may be material.

     The following table sets forth by region Conoco's proved oil reserves at year-end for the past five years. Proved oil reserves comprise crude oil, condensate and natural gas liquids expected to be removed for Conoco's account from its natural gas production.

                                                                         DECEMBER 31
                                                              ----------------------------------
                                                              1998    1997    1996   1995   1994
                                                              -----   -----   ----   ----   ----
                                                                    (MILLIONS OF BARRELS)
PROVED OIL RESERVES
CONSOLIDATED COMPANIES
United States...............................................    261     277   299    294    336
Europe......................................................    410     421   413    408    394
Other Regions...............................................    192     195   214    231    223
                                                              -----   -----   ---    ---    ---
  Worldwide.................................................    863     893   926    933    953
SHARE OF EQUITY AFFILIATES
Europe......................................................     50      51    47     44     35
Other Regions(1)............................................    678     680    --     --     --
                                                              -----   -----   ---    ---    ---
          Total Proved Oil Reserves.........................  1,591   1,624   973    977    988
                                                              =====   =====   ===    ===    ===

---------------

(1) Represents Conoco's equity share of the Petrozuata venture in Venezuela.

     The following table sets forth by region Conoco's proved natural gas reserves at year-end for the past five years:

                                                                           DECEMBER 31
                                                              -------------------------------------
                                                              1998    1997    1996    1995    1994
                                                              -----   -----   -----   -----   -----
                                                                    (BILLIONS OF CUBIC FEET)
PROVED NATURAL GAS RESERVES
CONSOLIDATED COMPANIES
United States...............................................  2,319   2,235   1,822   1,891   1,749
Europe......................................................  3,053   3,060   3,068   2,649   2,431
Other Regions...............................................    430     196     173     169     150
                                                              -----   -----   -----   -----   -----
  Worldwide.................................................  5,802   5,491   5,063   4,709   4,330
SHARE OF EQUITY AFFILIATES
United States...............................................    381     370     333     339     344
                                                              -----   -----   -----   -----   -----
          Total Proved Natural Gas Reserves.................  6,183   5,861   5,396   5,048   4,674
                                                              =====   =====   =====   =====   =====

  PRODUCTION DATA

     Conoco's oil and natural gas production, excluding natural gas liquids from gas plant ownership, averaged 583,000 barrels-of-oil-equivalent per day in 1998, compared with 575,000 barrels-of-oil-equivalent per day in 1997. As a percentage of total production, natural gas production was 40 percent and 35 percent in 1998 and 1997.

     The table below shows Conoco's interests in average daily oil production and natural gas production for the past three years. Oil production comprises crude oil and condensate produced for Conoco's account, plus its share of natural gas liquids removed from natural gas production from owned leases. Natural gas production represents Conoco's share of production from leases in which it has an ownership interest. Natural gas liquids processed represents Conoco's share of natural gas liquids acquired through gas plant ownership.

                                                              1998     1997     1996
                                                              ----     ----     ----
                                                              (THOUSANDS OF BARRELS
                                                                     PER DAY)
NET AVERAGE DAILY OIL PRODUCTION
  CONSOLIDATED COMPANIES
     United States..........................................   79       90       91
     Europe.................................................  152      176      182
     Other Regions..........................................   95       92       88
                                                              ---      ---      ---
          Total Net Production -- Consolidated Companies....  326      358      361
  SHARE OF EQUITY AFFILIATES
     Europe.................................................   17       16       13
     Other Regions..........................................    5       --       --
                                                              ---      ---      ---
          Total Net Production -- Equity Affiliates.........   22       16       13
                                                              ---      ---      ---
          Total Net Oil Production Per Day..................  348      374      374
                                                              ===      ===      ===

                                                               1998     1997     1996
                                                              ------   ------   ------
                                                              (MILLIONS OF CUBIC FEET
                                                                      PER DAY)
NET AVERAGE DAILY NATURAL GAS PRODUCTION
  CONSOLIDATED COMPANIES
     United States..........................................    873      709      738
     Europe.................................................    470      432      416
     Other Regions..........................................     53       46       41
                                                              -----    -----    -----
          Total Net Production -- Consolidated Companies....  1,396    1,187    1,195
  SHARE OF EQUITY AFFILIATES
     United States..........................................     15       16       16
                                                              -----    -----    -----
          Total Net Natural Gas Production Per Day..........  1,411    1,203    1,211
                                                              =====    =====    =====

                                                              1998    1997    1996
                                                              -----   -----   -----
                                                              (THOUSANDS OF BARRELS
                                                                    PER DAY)
NET AVERAGE DAILY NATURAL GAS LIQUIDS PROCESSED
  CONSOLIDATED COMPANIES
     United States(1).......................................     55      55      58
  SHARE OF EQUITY AFFILIATES
     United States..........................................      8       8       8
     Other Regions..........................................      4       5       5
                                                              -----   -----   -----
          Total Net Processed -- Equity Affiliates..........     12      13      13
                                                              -----   -----   -----
          Total Net Natural Gas Liquids Processed Per Day...     67      68      71
                                                              =====   =====   =====

---------------

(1) 1997 and 1996 were restated to include only natural gas liquids received as a processing fee.

     See the supplemental petroleum data in the consolidated financial statements of Conoco included in this document for the annual production volumes of oil (crude oil, condensate and natural gas liquids) and natural gas from proved reserves. Proved oil production volumes exclude natural gas liquids from plant ownership.

     The following table sets forth Conoco's average production costs per barrel-of-oil-equivalent produced, average sales prices per barrel of crude oil and condensate sold and average sales prices per thousand cubic feet of natural gas sold for the three-year period ended December 31, 1998. The table excludes Conoco's share of equity affiliates. Average sales prices exclude proceeds from sales of interests in oil and gas properties.

                                                                TOTAL     UNITED             OTHER
                                                              WORLDWIDE   STATES   EUROPE   REGIONS
                                                              ---------   ------   ------   -------
                                                                     (UNITED STATES DOLLARS)
For the year ended December 31, 1998
  Average production costs per barrel of oil equivalent of
     petroleum produced.....................................   $ 3.95     $ 3.69   $ 4.54   $ 3.21
  Average sales prices of produced petroleum
     Per barrel of crude oil and condensate sold............    12.37      12.17    12.61    12.12
     Per mcf of natural gas sold............................     2.24       1.96     2.86     1.42
For the year ended December 31, 1997
  Average production costs per barrel of oil equivalent of
     petroleum produced.....................................     4.21       4.23     4.51     3.40
  Average sales prices of produced petroleum
     Per barrel of crude oil and condensate sold............    18.58      17.93    18.93    18.35
     Per mcf of natural gas sold(1).........................     2.44       2.18     3.25     1.41
For the year ended December 31, 1996
  Average production costs per barrel of oil equivalent of
     petroleum produced.....................................     3.84       4.11     4.13     2.50
  Average sales prices of produced petroleum
     Per barrel of crude oil and condensate sold............    20.11      18.68    20.94    19.47
     Per mcf of natural gas sold(1).........................     2.12       1.70     2.92     1.24

---------------

(1) 1997 and 1996 restated from wet gas price to dry gas price.

  DRILLING AND PRODUCTIVE WELLS

     The following table sets forth Conoco's drilling wells and productive wells by region as of December 31, 1998. The table excludes Conoco's share of equity affiliates.

                                                                TOTAL     UNITED             OTHER
                                                              WORLDWIDE   STATES   EUROPE   REGIONS
                                                              ---------   ------   ------   -------
                                                                        (NUMBER OF WELLS)
Number of wells drilling(1)
  Gross.....................................................       56        33      11        12
  Net.......................................................       23        16       2         5
Number of productive wells(2)
  Oil wells -- gross........................................    7,553     6,989     236       328
            -- net..........................................    2,659     2,517      22       120
  Gas wells -- gross........................................    8,593     8,364     159        70
             -- net.........................................    4,370     4,267      43        60

---------------

(1) Includes wells being completed.

(2) Approximately 182 gross (31 net) oil wells and 742 gross (275 net) gas wells have multiple completions.

  DRILLING ACTIVITY

     The following table sets forth Conoco's net exploratory and development wells drilled by region for the three-year period ended December 31, 1998. The table excludes Conoco's share of equity affiliates.

                                                                TOTAL     UNITED             OTHER
                                                              WORLDWIDE   STATES   EUROPE   REGIONS
                                                              ---------   ------   ------   -------
                                                                 (NUMBER OF NET WELLS COMPLETED)
For the year ended December 31, 1998
  Exploratory -- productive.................................      7.3       2.2     1.1       4.0
               -- dry.......................................     14.0       5.4     1.9       6.7
  Development -- productive.................................    234.8     215.9     2.8      16.1
                 -- dry.....................................     13.0      13.0     0.0       0.0
For the year ended December 31, 1997
  Exploratory -- productive.................................      7.1       3.7     1.6       1.8
               -- dry.......................................     18.4      11.7     4.9       1.8
  Development -- productive.................................    142.6     126.9     5.4      10.3
                 -- dry.....................................     10.2       7.2     0.0       3.0
For the year ended December 31, 1996
  Exploratory -- productive.................................     42.8       1.6     2.0      39.2
               -- dry.......................................     20.5      10.3     4.0       6.2
  Development -- productive.................................     89.9      73.1     6.1      10.7
                 -- dry.....................................     17.3      13.5     0.3       3.5

  DEVELOPED AND UNDEVELOPED PETROLEUM ACREAGE

     The following table sets forth Conoco's developed and undeveloped petroleum acreage by region as of December 31, 1998. The table excludes Conoco's share of equity affiliates.

                                                                TOTAL     UNITED             OTHER
                                                              WORLDWIDE   STATES   EUROPE   REGIONS
                                                              ---------   ------   ------   -------
                                                                      (THOUSANDS OF ACRES)
Developed acreage
  Gross.....................................................    7,691     3,253    1,023     3,415
  Net.......................................................    3,121     1,534      265     1,322
Undeveloped acreage
  Gross.....................................................   93,254     3,613    4,829    84,812
  Net.......................................................   61,564     2,428    1,588    57,548

     Conoco is not required to file, and has not filed on a recurring basis, estimates of its total proved net oil and gas reserves with any U.S. or non-U.S. governmental regulatory authority or agency other than the Department of Energy and the SEC. The estimates furnished to the DOE have been consistent with those furnished to the SEC. They are not necessarily directly comparable, however, due to special DOE reporting requirements such as requirements to report in some instances on a gross, net or total operator basis, and requirements to report in terms of smaller units. In no instance have the estimates for the DOE differed by more than five percent from the corresponding estimates reflected in total reserves reported to the SEC.

DOWNSTREAM

  SUMMARY

     Downstream operations encompass refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products and transporting, distributing and marketing petroleum products. Downstream operations are organized regionally with operations in the United States, Europe and the Asia Pacific region. United States and European operations provided 55 and 56 percent of total downstream earnings in 1998, respectively, partially offset by a small loss resulting from start-up activities in Asia Pacific. Downstream's objective is to continue to provide an appropriate return on investment by improving the competitiveness of the core business, while providing free cash flow to fund growth in upstream, as well as in new downstream businesses. Consistent with such objectives, Conoco has in the past, and may from time to time in the future, purchase or sell downstream assets. Conoco may also consider forming alliances or joint ventures to hold and operate all or a selected part of its downstream assets, either to optimize the efficiency of such operations through achieving economies of scale or to monetize a portion of the value of such assets.

     Conoco has made capital investments in downstream activities averaging approximately $600 million per year for the last three years. 1998 capital investments in downstream activities were approximately $530 million.

     Conoco's downstream strengths are in the following areas:

     - processing heavy, high sulfur and acidic crudes;

     - upgrading bottom-of-the barrel feedstocks via coking technology;

     - maintaining low cost, high volume retail marketing operations; and

     - developing specialty products.

Approximately 50 percent of Conoco's worldwide refining capacity is designed to process heavy, high sulfur crude. The Humber refinery in the United Kingdom can process about 44 percent acidic crudes in its crude slate. Conoco has applied its coking technology to nearly all of its refining operations throughout the world. This has enabled Conoco to become a world leader in producing petroleum coke products, such as high value graphite and anode coke, which are used in the production of electrodes and anodes for the steel and aluminum industries. Conoco has also licensed its fuel coking technology around the world, which has in turn created other business development opportunities.

     Conoco produces and markets a full range of refined petroleum products including gasolines, diesel fuels, heating oils, aviation fuels, heavy fuel oils, asphalts, lubricants, petroleum coke products and petrochemical feedstocks.

Conoco owns and operates, or is a partner in the operation of nine refineries worldwide with a total crude and condensate capacity of 807,000 barrels per calendar day. Refining capacity is distributed 62 percent in the United States, 33 percent in Europe and 5 percent in the Asia Pacific region.

     Capacity has risen by over 185,000 barrels per day, or 30 percent, since year end 1995 as a result of:

     - the expansion of the Lake Charles refinery;

     - the upgrade of the Humber refinery;

     - the acquisition of an interest in two refineries in the Czech Republic;
       and

     - an investment in the new Melaka refinery in Malaysia.

In the United States, Conoco primarily markets through low cost wholesale operations. Conoco has a growing marketing presence in Europe and Asia Pacific, where it is a leader in operating low cost, high volume retail stations. In 1998, refined product sales averaged 1,049,000 barrels per day, distributed 68 percent, 31 percent and one percent in the United States, Europe and the Asia Pacific region.

  UNITED STATES

     Conoco's four U.S. refineries are high conversion facilities with design capacity to process over 50 percent high sulfur crude oils, much of which is also heavy crude. A principal factor affecting the profitability of Conoco's U.S. operations is the price of refined products in relation to the cost of crude oils and other feedstocks processed. Because Conoco is able to process a relatively large portion of heavy, high sulfur crude oil, the cost advantage of these crude oils, such as those from Mexico, Venezuela and Canada, over lighter, low sulfur crude oils, such as West Texas Intermediate, is particularly significant. Over half of Conoco's U.S. refining capacity is located in inland markets and therefore benefits from the price differential for products produced and sold inland versus those produced and sold on the Gulf Coast.

     Integration of refining, transportation and marketing, and continuous improvement initiatives have provided increased profitability through improvements in refinery reliability, utilization, product yield and energy usage. Since the end of 1994, Conoco has increased refining input at its four U.S. refineries by approximately 14 percent, while lowering average operating expenses by approximately $2.00 per barrel of refinery input. Conoco has improved market share through geographic concentration of markets.

     Conoco intends to limit future downstream capital investments in the United States, excluding large, non-discretionary, regulatory-driven projects and selected growth projects, to a level that is less than half of downstream operating cash flow in the United States. Capital expenditures were approximately $201 million in 1998, a decline of approximately $26 million compared to $227 million in 1997, reflecting the completion of major projects. Conoco is positioned to make the necessary clean fuels investments at its refineries over the next five years in support of changing motor fuel specifications. Conoco also plans to make investments at the Lake Charles refinery to facilitate processing of Petrozuata synthetic crude.

  Refining

     Conoco operates four wholly owned refineries in the United States. The following tables outline the rated crude and condensate distillation capacity as of December 31 for each of the past five years, and the average daily crude, condensate and other inputs for each of the past five years. The refining input table includes feedstocks in addition to crude and condensate on which rated capacity is based, and includes actual crude and condensate runs, which may exceed rated capacity.

                                                                        DECEMBER 31
                                                              --------------------------------
                                                              1998   1997   1996   1995   1994
                                                              ----   ----   ----   ----   ----
                                                               (THOUSANDS OF BARRELS PER DAY)
REFINERY CRUDE AND CONDENSATE CAPACITY
Lake Charles, Louisiana.....................................  226    226    226    191    182
Ponca City, Oklahoma........................................  168    155    155    150    140
Denver, Colorado............................................   58     58     58     58     58
Billings, Montana...........................................   52     52     52     49     49
                                                              ---    ---    ---    ---    ---
          Total.............................................  504    491    491    448    429
                                                              ===    ===    ===    ===    ===

                                                                        DECEMBER 31
                                                              --------------------------------
                                                              1998   1997   1996   1995   1994
                                                              ----   ----   ----   ----   ----
                                                               (THOUSANDS OF BARRELS PER DAY)
REFINERY INPUTS(1)
Lake Charles, Louisiana
  Crude and condensate(2)...................................  216    211    177    179    183
  Other feedstocks..........................................   24     23     21     23     24
Ponca City, Oklahoma
  Crude and condensate(2)...................................  167    161    150    151    144
  Other feedstocks..........................................    4      2      2      5      2
Denver, Colorado
  Crude and condensate(2)...................................   50     53     49     49     47
  Other feedstocks..........................................    0      0      0      0      0
Billings, Montana
  Crude and condensate(2)...................................   52     51     51     45     48
  Other feedstocks..........................................    3      3      3      3      3
          Total crude and condensate........................  485    476    426    424    422
          Total other feedstocks............................   31     27     26     31     30

     Conoco's U.S. consolidated refined product yields by volume in 1998 were 49 percent motor gasoline, 40 percent middle distillates, including jet and diesel fuel, 11 percent residual fuel oil and asphalt and other products, including petroleum coke, lubricants and liquified petroleum gases.

  Lake Charles Refinery and Related Facilities

     Conoco's Lake Charles refinery, located in Westlake, Louisiana, is a fully integrated, high conversion facility which has a crude and condensate capacity of 226,000 barrels per day and processes both heavy, high sulfur crude oil and low sulfur crude oil. The refinery's Gulf Coast location provides access to numerous cost effective domestic and international crude oil sources. The crude design capacity is approximately 170,000 barrels per day of heavy, high sulfur crudes with the remaining 56,000 barrels per day of local, domestically supplied low sulfur crudes. While the types and origins of these lower priced, heavy, high sulfur crudes can vary, the majority consists of Venezuelan and Mexican crudes delivered via tanker. The Lake Charles refinery products can be delivered by truck, rail or major common carrier product pipelines partially owned by Conoco which serve the eastern and mid-continent United States. In addition, refinery products can be sold into export markets through the refinery's marine terminal.

     The ability to refine both low sulfur and heavy, high sulfur crudes at the Lake Charles refinery provides a competitive advantage to Conoco by enabling the refinery to produce from relatively low-cost feedstocks a full range of products including gasolines, jet fuel, diesel fuel, petroleum coke, lube oils, LPG and other specialty products. The refinery facilities include fluid catalytic cracking, delayed coking and hydrodesulfurization units which enable it to maximize its upgrade of heavier crude oil. A crude unit expansion and a new catalytic reformer were completed in conjunction with the Excel Paralubes project to take advantage of synergies generated between the two facilities. Conoco is making investments in the Lake Charles refinery so that in the future it will be able to process Petrozuata synthetic crude.

     Integration of fuels and specialty products plays an important role in maximizing product value at the refinery. Intermediates produced from low sulfur crude processing allow the refinery to supply the heaviest, highest boiling range material in the crude to Conoco's 35-percent-owned Cit-Con lube plant for base oils, finished lubes and wax production. Other intermediates are exchanged with a neighboring chemical plant complex for further processing.

     The refinery supplies high sulfur gas oil to Excel Paralubes, Conoco's 50/50 joint venture with Pennzoil-Quaker State. Excel Paralubes' state-of-the-art hydrocracked lubricating base oil facility produces approximately 21,000 barrels per day of high quality hydrocracked base oils, representing approximately ten percent of U.S. lubricating base oil production. Hydrocracked base oils are second in quality only to synthetic base oils, but are produced at a much lower cost. The capacity of this facility was recently increased to over 17 percent above the plant's design capacity. The refinery produces other specialty intermediates for making solvents to supply the recently formed Penreco joint venture company, which is also a joint venture with Pennzoil-Quaker State. Penreco manufactures and markets highly refined specialty petroleum products for global markets.

     The Lake Charles facilities also include a specialty coker and calciner that manufacture the more highly valued graphite and anode petroleum cokes for the steel and aluminum industries, and provide a substantial increase in light oils production by converting the heaviest part of the crude barrel into diesel fuel and gasoline. In addition, green petroleum coke is supplied to a nearby coke calcining venture.

  Ponca City Refinery

     Conoco's refinery located in Ponca City, Oklahoma has a crude and condensate capacity of 168,000 barrels per day of light, high sulfur and light, low sulfur crudes. Both foreign and domestic crudes are delivered by pipeline from offshore, Oklahoma, Kansas, and North and West Texas fields. Finished products are shipped by truck, rail and company-owned and common carrier pipelines to markets throughout the mid-continent region.

     The Ponca City refinery is a high conversion facility that produces a full range of products, including gasoline, jet fuel, diesel, LPG and anode and fuel grade petroleum cokes. The refinery's facilities include fluid catalytic cracking, delayed coking and hydrodesulfurization units, which enable it to produce high ratios of gasoline and diesel fuel from crude oil.

  Denver Refinery

     Conoco's Denver refinery, located in Commerce City, Colorado, has a crude and condensate capacity of 58,000 barrels per day, processing a mixture of Canadian heavy, high sulfur crudes, and domestic heavy, high sulfur crude oils and low sulfur crude oils. Almost all crude oil processed at the refinery is transported via pipeline. Products are delivered predominantly through a local truck loading terminal to the east side of the Rockies but also by rail and pipelines to other Colorado markets. The refined gasoline products from the Denver refinery help supply Conoco's marketing operations in the Rocky Mountain states.

     The Denver refinery is a high conversion refinery that produces a full range of products including gasolines, jet fuels, diesel and asphalt. The refinery's upgrading units enable it to process a crude slate containing nearly 50 percent heavy, high sulfur crude. Conoco has a processing agreement with a refinery located in Cheyenne, Wyoming, that has coking capabilities from which the refinery receives intermediate feedstocks for processing into finished products. The Denver refinery also supplies KC Asphalt, its 50/50 joint venture with Koch Industries, with high quality asphalt products. Both of these ventures enable Conoco to turn relatively low value intermediates into higher margin products.

  Billings Refinery

     Conoco's Billings, Montana refinery has a crude and condensate capacity of 52,000 barrels per day, processing a mixture of over 80 percent Canadian heavy, high sulfur crude plus domestic high sulfur and low sulfur crude oils all delivered by pipeline. Products from the refinery are delivered via company-owned pipelines, rail, and trucks, thereby supplying Conoco's extensive branded marketing operations in eastern Washington and the northern Rocky Mountain states. The refinery's proximity to its primary source of crude and its ability to refine both low sulfur and heavy sulfur crudes provides Conoco with significant competitive advantages.

     The Billings refinery is a high conversion refinery that produces a full range of products including gasolines, jet fuels, diesel and fuel grade petroleum coke. The Billings refinery has a very high conversion rate and the capability to process less expensive, very heavy, high sulfur crudes. A delayed coker converts heavy, high sulfur residue into higher value light oils. A gas oil hydrotreating unit and hydrogen plant improve the light oil production yields and remove the additional sulfur contained in these heavy, high sulfur crudes.

  Marketing

     In the United States, Conoco markets gasoline, utilizing the Conoco brand, in 33 states, 20 of which represent primary markets, in the southeast, mid-continent and Rocky Mountain regions. Market growth continues to be targeted to those areas where Conoco can obtain a strong market share and areas that leverage supply from its U.S. refineries and those distribution systems in which it has an ownership position. Increasing operating market share has resulted in particularly strong brand recognition in the Rocky Mountain and mid-continent markets.

     Conoco gasoline is sold through approximately 4,900 branded stations in the United States, 95 percent through retail outlets owned by independent wholesale marketers and five percent through 255 company-owned stores at year end 1998. Conoco markets gasoline primarily through the wholesale channel in the United States because it requires a lower capital investment than company-owned retail stations but still provides a secure, branded outlet for Conoco's products. Conoco operates retail stations to establish brand standards and image as well as to better understand the independent distributors in order to provide programs and services to them and the consumer.

     Building on this knowledge, Conoco has recently introduced "breakplace(R)," a new concept in convenience store design. This new format, involving the complete redesign of an outlet's exterior and interior, is intended to increase the frequency and transaction size of customer visits by catering to the needs of the "convenience connoisseur." There were 34 breakplace(R) locations as of December 31, 1998, and Conoco is licensing the trademark to marketers. Many more stores in the network have adopted comprehensive offerings patterned after the format, thereby supporting wholesale marketing and elevating Conoco's brand perception to the consumer.

     At year-end 1998, CFJ Properties, a 50/50 joint venture between Conoco and Flying J, owned and operated 83 truck travel plazas that carry both the Conoco and Flying J brands and provide a secure outlet for Conoco's diesel production. In addition, bulk sales of all refined petroleum products are made to commercial, industrial and spot market customers.

  Transportation

     Conoco has approximately 6,500 miles of crude and product mainline pipelines in the United States, including those partially owned and/or operated by affiliates. Conoco also owns and operates 38 finished product terminals, six liquified petroleum gas terminals, one crude terminal and one coke-exporting facility. Conoco's crude pipeline interests and terminals provide integral logistical links between crude sources and refineries to lower crude costs. The product pipelines serve as secure links between refineries and key products markets. Conoco's U.S. pipeline system transported an average of 909,000 barrels per day in 1998. Conoco's equity share of shipments on affiliate pipelines was an additional 383,000 barrels per day.

     Conoco currently operates a fleet of seven seagoing crude oil tankers, principally of Liberian registry, including five double-hulled tankers. Conoco operates a 100 percent double-hulled tanker and barge fleet in United States waters. Four vessels are used to provide secure transportation to the Lake Charles refinery, two others are in use in the Asia Pacific market and are currently slated for disposition later this year, and another is on lease to a third party for use as a shuttle tanker for the Heidrun field in the North Sea, in which Conoco has an interest. An eighth vessel is being used as a floating production storage and offtake vessel off the coast of Nigeria. Two additional double-hulled tankers are currently under construction and will be joining the fleet in the Gulf of Mexico in 1999.

  EUROPE

     Conoco's European refining and marketing activities are conducted in 17 countries. Conoco's primary European markets are in the United Kingdom and Germany, which together accounted for 96 percent of its European downstream after-tax earnings in 1998. Conoco also has marketing operations in Austria, Belgium, Denmark, Finland, France, Luxembourg, Norway, Sweden, and Switzerland. More recently Conoco has entered the faster growing markets in the Czech Republic, Hungary, Poland, Slovakia, Spain and Turkey. The marketing operations in Central and Eastern Europe are complemented by an equity interest in two refineries in the Czech Republic.

     Conoco's European downstream strategy has been to operate low cost, high volume retail outlets in selected key markets where it has a competitive advantage, pursue opportunities in growth regions, and maintain its Humber refinery and the Mineraloel Raffinerie Oberrhein GmbH ("MiRO") joint venture refinery, in the United Kingdom and Germany, as top performers in Europe. Conoco plans to redirect cash generated by its mature European businesses to other parts of upstream and downstream operations and to the identified European growth markets.

     Conoco invested approximately $180 million in its European downstream operations in both 1997 and 1998 and expects to invest about $225 million in 1999. Conoco continues to implement relatively low-cost projects in its refining operations designed to increase production and yields, while reducing feedstock costs and operating expenses. Conoco plans to continue to direct capital expenditures for marketing operations, which are expected to be approximately 50 percent of the European downstream total capital expenditures, toward construction of new stations in growth markets, primarily in Central and Eastern Europe and also in its areas of competitive strength in Germany, Austria and the Nordic countries.

     Conoco's European downstream profitability is affected by several factors. As with all refining operations, the difference between the market price of refined products and the cost of crude oil is the major factor. Conoco's European refineries are able to process lower cost crudes or upgrade other feedstocks into high value finished products. In addition, since the United Kingdom refinery also processes fuel oil as a feedstock, the price difference between low sulfur fuel oil and finished products is important to earnings. European operations also include significant retail marketing volumes, and therefore earnings are driven by retail margins, fuel and convenience product sales and operating expenses in the various countries where Conoco operates.

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

  Refining

     Conoco's principal European refining operations are located in the United Kingdom, Germany and the Czech Republic. Since early 1996, Conoco's European crude refining capacity has increased by approximately 52 percent, or 90,000 barrels per day, principally as a result of three factors:

     - the expansion of Conoco's Humber refinery in the United Kingdom;

     - the formation of the MiRO joint venture through consolidation with a neighboring German refinery; and

     - the purchase of a share in a joint venture owning two Czech Republic refineries.

Conoco has continuously upgraded its refineries in Europe since the early 1990's and the configuration and output of the refineries are two of Conoco's primary sources of competitive advantage in Western Europe.

     Conoco has undertaken a major capital investment program totaling approximately $350 million from 1994 through 1998 to process lower cost feedstocks and increase conversion capacity, product quality and energy efficiency at the Humber refinery. Conoco plans to make more than $100 million in capital expenditures at the Humber refinery in 1999 in order to continue to improve reliability and efficiency and to make investments to meet clean fuel specifications. Conoco is also participating in upgrading projects at its joint venture owned refineries in Germany and the Czech Republic.

     The following tables outline the rated crude and condensate distillation capacity as of December 31 for each of the past five years and the annual average daily crude and condensate and other inputs for each of the past five years. The following table does not include Conoco's indirect 1.2 percent interest in a 95,000 barrel per day refinery in Mersin, Turkey acquired as a result of its marketing joint venture in Turkey. The refinery inputs table includes feedstocks in addition to crude and condensate on which rated capacity is based, and includes actual crude and condensate runs, which may exceed rated capacity.

                                                                          DECEMBER 31
                                                            ----------------------------------------
                                                            1998     1997     1996     1995     1994
                                                            ----     ----     ----     ----     ----
                                                                 (THOUSANDS OF BARRELS PER DAY)
REFINERY CRUDE AND CONDENSATE CAPACITY
Humber, United Kingdom....................................  180      180      180      130      130
MiRO, Germany(1)..........................................   54       54       43       43       43
Czech Republic(2).........................................   29       29       29       --       --
                                                            ---      ---      ---      ---      ---
          Total...........................................  263      263      252      173      173
                                                            ===      ===      ===      ===      ===

---------------

(1) The 1998 and 1997 figures represent Conoco's 18.75 percent interest in the MiRO refinery complex at Karlsruhe, Germany. For the years 1996 and earlier, Conoco's interest was 25 percent of the OMW refinery.

(2) Represents Conoco's 16.33 percent interest in two Czech Republic refineries.

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

                                                                        DECEMBER 31
                                                              --------------------------------
                                                              1998   1997   1996   1995   1994
                                                              ----   ----   ----   ----   ----
                                                               (THOUSANDS OF BARRELS PER DAY)
REFINERY INPUTS
Humber, United Kingdom(1)
  Crude and condensate......................................  165    137    121    133    125
  Other feedstocks..........................................   57     56     76     74     59
MiRO, Germany(2)
  Crude and condensate......................................   54     51     47     46     46
  Other feedstock...........................................    3     11     13     13     15
Czech Republic(3)
  Crude and condensate......................................   20     21     22     --     --
  Other feedstocks..........................................    1      1      1     --     --

          Total crude and condensate........................  239    209    190    179    171
          Total other feedstocks............................   61     68     90     87     74

---------------

(1) The tie-in of a major expansion project and a major refinery maintenance turnaround significantly affected the Humber Refinery's utilization in 1997 and 1996.

(2) The 1998 and 1997 figures represent Conoco's 18.75 percent interest in the MiRO refinery complex at Karlsruhe, Germany. For 1996 and earlier, Conoco's interest was 25 percent of the OMW refinery.

(3) Represents Conoco's 16.33 percent interest in two refineries in the Czech Republic.

     The yield of Conoco's European refineries by product and country for the year ended December 31, 1998, was as follows:

                                                              UNITED
                                                              KINGDOM   GERMANY   CZECH REPUBLIC
                                                              -------   -------   --------------
PERCENT OF TOTAL YIELD(1)
Motor gasoline..............................................    37        40            19
Middle distillate...........................................    42        44            31
Residual fuel oil and asphalt...............................     9         8            23
Other(2)....................................................    12         8            27

---------------

(1) Percentages are volume based, not weight based.

(2) Other products primarily include petroleum coke, lubricants and liquified petroleum gases.

  United Kingdom Refinery

     Conoco's wholly owned Humber refinery is located in North Lincolnshire, England, and has a crude and condensate capacity of 180,000 barrels per day. Crude processed at the refinery is exclusively low or medium sulfur, supplied primarily from the North Sea and includes lower cost, acidic crudes. The refinery also processes up to 60,000 barrels per day of other intermediate feedstocks, mostly vacuum gas oils and residual fuel oil, which many other European refineries are not able to process. The refinery's location on the east coast of England provides for cost-effective North Sea crude imports and product exports to European and world markets.

     The Humber refinery, one of the most sophisticated refineries in Europe, is a fully integrated, high conversion refinery that produces a full slate of light products and minimal fuel oil. In 1996, Conoco increased crude capacity at the refinery and added a vacuum unit that allows the refinery to process up to 80,000 barrels per day of the less expensive, acidic North Sea crudes. The refinery also has two coking units with associated calcining plants, which upgrade the heavy "bottoms" and imported feedstocks into light oil products and high value graphite and anode petroleum cokes. Approximately 50 percent of the light oils produced in the refinery are marketed in the United Kingdom while the other products are exported to the rest of Europe and the

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

United States. This gives the refinery the flexibility to take full advantage of inland and global export market opportunities.

  Germany Refinery

     The MiRO refinery in Karlsruhe, Germany, is a joint venture refinery with a crude and condensate capacity of 285,000 barrels per day. The MiRO joint venture arose from the combination in 1996 of the existing OMW refinery, in which Conoco had a 25 percent share, with an adjacent Esso refinery. Conoco has an 18.75 percent interest in MiRO and Conoco's capacity share is 54,000 barrels per day. The other owners of MiRO are DEA Mineraloel AG, Esso AG and Ruhr Oel GmbH, a 50/50 joint venture between Veba and PDVSA. Approximately 55 percent of the refinery's crude feedstock is low cost, high sulfur crude. The MiRO refinery complex is a fully integrated, high conversion refinery producing gasoline, middle distillates, residual fuel oil and other products. The refinery has a high capacity to convert lower cost feedstocks into high value products primarily with a fluid catalytic cracker and delayed coker. The coker produces both fuel grade and specialty calcined cokes.

     The creation of the MiRO joint venture has improved the refinery's competitiveness and was driven by the synergy that existed between the two facilities. Integrated operations have yielded improved product slates, which better match local demand, and increased processing efficiency, while retaining operational flexibility for the partners. The refinery processes crude and feedstock supplied by each of the partners in proportion to their respective ownership interests. Streamlining the two operations has allowed Conoco to eliminate less efficient processing units in both refineries, resulting in lower operating costs.

  Czech Republic Refineries

     In late 1995, Conoco, through participation in the newly formed Czech Refining Company, acquired an interest in two refineries in the Czech Republic. The other owners of Czech Refining Company are Unipetrol A.S., Agip Petroli, and Shell Overseas Investment B.V. The refinery at Litvinov has a crude and condensate capacity of 109,800 barrels per day, and the Kralupy refinery has a crude and condensate capacity of 67,500 barrels per day. Conoco's 16.33 percent ownership share of the combined capacity is 29,000 barrels per day. Both refineries process mostly high sulfur crude, with a large portion being Russian export blend delivered by pipeline at an advantageous cost. The refineries have an alternative crude supply via a pipeline from the Mediterranean.

     Conoco expects that completion of a visbreaker project at the Litvinov refinery scheduled for the year 2000 will increase conversion rates and significantly reduce fuel oil production. The Kralupy refinery is currently a hydroskimming facility, but Czech Refining Company has approved an investment in major conversion facilities, to reduce fuel oil production and increase light oil yields. The two Czech refineries are operated as a single entity with intermediate streams moving between the two facilities. Czech Refining Company markets finished products both inland and abroad. Conoco intends to use its share of the light oil production to support an expanding retail marketing network in Central and Eastern Europe.

  Marketing

     Conoco has marketing operations in 17 European countries. Conoco's European marketing strategy is to sell primarily through owned, leased or joint venture retail sites using a low cost, high volume, low price strategy. Conoco intends to expand into identified growing markets, while concurrently strengthening its market share in core markets such as Germany, Austria and the Nordic countries. Conoco is standardizing its European retail operations in order to capture cost savings and prepare for a more integrated Europe. Conoco is continuing to reduce its cost structure for marketing activities while also optimizing the growing income in the non-fuels sector. Conoco also markets aviation fuels, liquid petroleum gases, heating oils, transportation fuels and marine bunkers to commercial accounts and into the bulk or spot market.

     Conoco uses the "Jet" brand name to market its retail products in its wholly owned operations in Austria, Czech Republic, Denmark, Finland, Germany, Hungary, Norway, Poland, Slovakia, Sweden and the United Kingdom. In Belgium and Luxembourg, it markets under the "SECA" brand. Stations throughout Europe also
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

display the "Conoco" brand. In addition, various joint ventures in which Conoco has an equity interest market products in Spain under the "Jet" brand, in Switzerland under the "OK Co-op" brand and in Turkey under the "Tabas" or "Turkpetrol" brand names.

     As of December 31, 1998, Conoco had 1,960 marketing outlets in its wholly owned European operations, of which 1,424 were company-owned. Through its joint venture operations in Turkey, Spain and Switzerland, Conoco also has an interest in another 963 retail sites. The largest branded site networks are in Germany and the United Kingdom, which account for 60 percent of the total branded units. In Germany and Austria, 21 outlets were added during 1998. In the Nordic countries, Conoco has expanded from its base of unmanned sites in Sweden and Denmark into Norway and Finland with 11 new stations in the region. In response to weak fuel margins in the United Kingdom over the past several years, Conoco has restructured its operations, reducing the number of stations and focusing on locations where Conoco has a competitive advantage, which has reduced its unit breakeven cost structure.

     Conoco has been expanding in targeted growth markets of the Czech Republic, Poland, Hungary and Slovakia in Central and Eastern Europe, and has added 25 stations in the last year for a total of 126 stations at December 31, 1998. Conoco expects to continue this expansion in order to capture the demand growth and rising margins expected in these inland markets. This marketing expansion allows Conoco to obtain further integration with products produced at the Czech refineries. Similarly, Conoco has invested in the growing markets of Spain and Turkey, where at the end of 1998, it had an interest through its joint ventures in 115 and 761 sites. The joint venture marketing operation in Turkey also provides Conoco with a strategic position and opportunity for upstream ventures in this region.

  ASIA PACIFIC

     Conoco is looking to the Asia Pacific region for much of its long-term downstream growth. Despite the recent economic downturn, Conoco expects the Asian market, in the long-term, to grow faster than comparable markets. Conoco intends to establish at least 100,000 barrels per day of equity refining capacity in the region long-term and expand its marketing operations to integrate with the refining supply and capitalize on market deregulation and long-term regional demand growth.

     The refinery in Melaka, Malaysia was built by a joint venture which is 40 percent owned by Conoco with partners Petronas, the Malaysian state oil company, and Statoil and has a rated crude capacity of 100,000 barrels per day, of which Conoco's share is 40,000 barrels per day. Start-up of the Melaka refinery was initiated in August 1998 with the commissioning of the crude unit. Since start-up of the refinery, all major operating units have proven their capability to operate at design rates. After some early start-up adjustments, most units are at full capacity and actual throughputs are being optimized according to existing economic conditions. Initial crude unit operation was followed shortly thereafter by the start-up of the reformer, hydrocracker and coker units. The joint venture has a five-year tax holiday that commenced April 1, 1999. The feedstocks for the refinery will consist of up to approximately 70 percent high sulfur crude and 30 percent sweet crude.

     This refinery capitalizes on Conoco's proprietary coking technology to upgrade low-cost feedstocks to higher-margin products. Initial refinery units, in addition to the fuels delayed coker, include:

     - a crude and vacuum distillation unit;

     - a vacuum gas oil hydrocracker;

     - naphtha and diesel hydrotreater;

     - catalytic reformer; and

     - an isomerization unit.

The refinery is a high conversion facility that will produce a full range of refined petroleum products.

     Conoco intends to use its share of refined products from the refinery to continue growing its retail marketing operations in Thailand, Malaysia and throughout the Asia Pacific region. The balance of Conoco's

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

share of production will be sold primarily in the spot market. Conoco has its regional crude and product supply and disposition operations centrally located in Singapore.

     Conoco began marketing motor fuels in Thailand in 1993. Using a high volume, low price strategy and marketing concepts and strategies that were new to Thailand, Conoco has already established a significant presence in the Thai retail market. Early in 1999, Conoco opened its 100th store in Thailand. Conoco plans to build an additional 100 new retail outlets.

     Conoco has launched a retail marketing joint venture in Malaysia with Sime Darby Bhd., a company that has a major presence in the Malaysian business sector. Capitalizing on the cost benefits of direct supply, the benefits of being the first licensees since 1969 to establish retail marketing in Malaysia, and the currently depressed prices of premium Malaysian real estate, Conoco will initially target major markets within 125 miles of the Melaka refinery. Construction commenced on the first of these stores in May 1999 and Conoco plans to have six stores operating by the end of 1999.

  SPECIALTY PRODUCTS

     Conoco sells a variety of high value lubricants and specialty products to commercial, industrial and wholesale accounts worldwide, including lubes such as automotive and industrial lubricants and waxes, petroleum coke, solvents and pipeline flow improvers. Conoco's experience has been that specialty products are attractive because their premium prices generate higher margins and their markets are generally less cyclical than commodity markets.

     Conoco began marketing the HYDROCLEAR(R) brand of lubricants with the start-up of the Excel Paralubes plant in 1997. The HYDROCLEAR(R) lubricants, which are non-toxic, were designed to compete with synthetics for a range of applications with difficult operating conditions. Conoco also produces specialty petroleum products for global markets through Penreco.

     Conoco's technical expertise in carbon upgrading positions it as a leader in manufacturing and marketing specialty coke and coke products. Conoco manufactures high quality graphite coke at its Lake Charles and Humber refineries for use in the global steel industry. It also globally markets anode and fuel coke produced at its Lake Charles, Ponca City, Billings and Humber refineries. In addition, Conoco participates in the Asia Pacific coke market by providing technical and marketing expertise to Conoco's PetroCokes joint venture with Sumitomo and Japan Energy. In 1998, Conoco granted seven licenses for this technology to other companies. Today Conoco's technology is used by more than two dozen coking facilities -- a third of the world's delayed coking capacity.

     Conoco is a leader in the worldwide market for pipeline flow improvers. Conoco's "LiquidPower(R)" product is a flow improver for increasing petroleum pipeline capacity by reducing friction loss. Conoco also uses "LiquidPower(R)" in its own pipeline systems.

POWER

     Conoco Global Power was founded in 1995 to leverage the economic advantages of Conoco's energy production activities and offer integrated energy solutions to customers by capitalizing on our strengths in managing major projects, risk and industrial operations.

     Conoco Global Power owns 37.5 percent of a Colombian joint venture located in Barrancabermeja, Colombia along with Western Resources and five Colombian companies. The joint venture built a natural gas-fired generation plant capable of producing 160 megawatts of power, which became operational in August 1998. The joint venture sells primarily to the local grid.

     Conoco Global Power has entered into a joint venture agreement to build a natural gas-fired cogeneration plant near Corpus Christi, Texas. Construction has begun on the plant, which will be located adjacent to chemical complexes owned by DuPont and OxyChem, Occidental Petroleum Corporation's chemicals division and Conoco's partner in this joint venture. OxyChem will operate the plant under a long-term contract and will purchase electricity and steam production from the plant. The plant is designed to produce 440 megawatts of

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power and 1.1 million pounds per hour of process steam. The plant will be a qualifying facility under the Public Utility Regulatory Policies Act and expects to sell excess electricity in the Texas power markets. Commercial operation of the plant is expected in the third quarter of 1999.

     Conoco Global Power and DuPont have signed letters of intent to develop natural gas-fired cogeneration facilities at DuPont chemical facilities in the United States, Spain, Luxembourg, Germany and the United Kingdom. In the United States, the cogeneration facility will be located at DuPont's Orange, Texas chemical complex. The proposed facility would be owned by a joint venture between Conoco and a yet to be selected partner. The facility would provide electric and process steam to the chemical complex, with much of the electric output being sold as merchant power. DuPont would be the contract operator of the facility under a long-term operating agreement. The plant is planned to produce 440 megawatts of power and 780 thousand pounds per hour of process steam. Construction is expected to commence in mid-1999 with commercial operation scheduled in mid-2001. In Europe, the four plants, with a total capacity of 510 megawatts, will provide needed electricity and steam for various DuPont operations. Conoco also will sell surplus electric power to other customers, including the local utilities. All four plants are expected to be in operation by 2002.

CORE VALUES

     Conoco is committed to four core values:

     - operating safely;

     - protecting the environment;

     - behaving ethically; and

     - valuing all people.

     Conoco is a recognized industry leader in safety performance and in protecting employees' health and the environment.

     In 1998, Conoco achieved its lowest recordable injury rate on record for both employees and contractors. A similar performance in 1997 earned Conoco the lowest injury rate among all major petroleum companies reporting to the American Petroleum Institute, an achievement matched in ten out of the last 15 years.

     Conoco is also an innovator both at recycling materials and at operating in environmentally sensitive areas. In the United Kingdom, for example, Conoco recycled over 99 percent of four Viking gas platforms, which it decommissioned in the North Sea. Conoco has also operated in the Aransas National Wildlife Refuge in South Texas for 60 years. In 1990, Conoco took a major step toward oil spill prevention as the first petroleum company to voluntarily commit to build only double-hulled tankers -- a decision made before U.S. law mandated such technology. During 1998, Conoco began operating fleets of 100 percent double-hulled crude oil tankers and tank barges in U.S. waters, more than a year ahead of its target date of 2000. Also in 1998, Conoco marked the 30th anniversary of implementing one of the industry's first environmental policies, which predates both World Environmental Day and Earth Day in the United States.

     In order to maintain the highest ethical standards, Conoco established clear guidelines on business ethics which every employee agrees to follow. Conoco has established annual President's Awards for performance in safety, environmental protection and valuing all people. A President's Award for ethical behavior will be added in 1999. Valuing all people includes:

     - seeking diversity in the workforce;

     - nationalizing a significant portion of Conoco's workforce in each country where it operates as soon as practicable;

     - responding to employee ideas and concerns;

     - treating everyone with dignity and respect;

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

     - sharing the financial success of Conoco with substantially all employees through the "Conoco Challenge" program; and

     - helping employees contribute fully in achieving business goals.

     Conoco believes these core values result in a motivated workforce with values and goals firmly aligned with the strategic aims of the business. They provide guidance to employees in working to meet the expectations of customers, partners and host governments, and in respecting the communities in which Conoco does business. In addition, Conoco believes its commitment to core values helps to reduce liabilities, manage risks and improve business performance.

ENVIRONMENTAL REGULATION

     As with other companies and industries engaged in similar businesses, Conoco's operations are subject to numerous federal, state, local, European Union and other foreign environmental laws and regulations concerning its oil and gas operations, products and other activities, including laws that implement international conventions or protocols. In particular, these laws and regulations:

     - require the acquisition of permits;

     - restrict the type, quantities and concentration of various substances that can be released into the environment;

     - limit or prohibit activities on lands lying within wilderness, wetlands and other protected areas;

     - regulate the generation, handling, storage, transportation, disposal and treatment of hazardous materials and wastes; and

     - impose criminal or civil liabilities for pollution resulting from oil, natural gas and petrochemical operations.

     Conoco must obtain government permits to conduct its operations. The duration and success of obtaining these permits are contingent upon numerous variables, many of which are not within Conoco's control. To the extent these permits are required and not obtained, operations may be delayed or curtailed, or Conoco may be prohibited from proceeding with planned exploration or operation of facilities.

     Conoco expects that environmental laws and regulations will have an increasing impact on Conoco's operations in most of the countries in which it operates, although it is impossible to predict accurately the effect of future developments in these laws and regulations on its future earnings and operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Conoco, and Conoco may incur material costs and liabilities to comply with existing and future environmental laws and regulations.

     To meet future environmental obligations, Conoco is engaged in a continuing program to develop effective measures to protect the environment. This program includes:

     - research into reducing sulfur levels in heavy fuel oils and diesel fuel;

     - reducing benzene content in gasoline;

     - reducing vapor emissions at service stations;

     - developing more effective methods of preventing, containing and recovering offshore oil spills;

     - reducing the release of pollutants from Conoco's refineries and other facilities; and

     - developing and installing monitoring systems at its facilities.

  AIR EMISSIONS

     The operations of Conoco are subject to regulations controlling emissions of air pollutants. The primary legislation affecting Conoco's U.S. air emissions is the Federal Clean Air Act and its 1990 Amendments. Among other things, the Clean Air Act requires all major sources of air emissions to obtain operating permits.
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

The Clean Air Act also revised the definition of "major source" such that additional equipment involved in oil and gas production may now be covered by the permitting requirements. Although the precise requirements of the Clean Air Act are not yet known, Conoco may incur substantial capital, operating and maintenance costs to comply with such requirements.

     The Clean Air Act requires the EPA to promulgate regulations imposing Maximum Achievable Control Technology standards to reduce emissions of hazardous air pollutants from industrial facilities, such as Conoco's refineries, transportation terminals and some crude oil production operations. The EPA has promulgated standards that are applicable to some of Conoco's operations, and Conoco's costs to comply with them have not been material. Maximum Achievable Control Technology standards applicable to many of Conoco's other operations have been proposed, but not finalized. Consequently, while it is not yet possible to predict accurately the total expenditures that Conoco may incur to comply with these standards, Conoco anticipates that these costs could be substantial.

     In May 1999, a federal appeals court remanded to the EPA for further consideration two rules issued by the EPA in 1997 that revised the National Ambient Air Quality Standards for ozone and particulate matter. These rules would have required more stringent controls on stationary sources and cleaner-burning fuels in some parts of the United States. The EPA plans to appeal the court's decision. If these rules are ultimately reissued in substantially the same form, Conoco may be required to incur substantial expenditures to comply with the rules.

     Under the Clean Air Act, the EPA has issued a number of standards that regulate the composition of motor fuels, including gasoline and diesel fuels produced and marketed by Conoco. These standards are designed to reduce emissions of air pollutants from vehicles burning such fuels. In addition, many other countries in which Conoco produces or markets motor fuels similarly regulate the composition of such products or are proposing to do so. Conoco has already incurred the costs of complying with such requirements that are currently in effect.

     The European Union recently enacted legislation that, among other things, requires phased reductions of sulfur and aromatics content in gasoline and diesel fuel and of benzene in gasoline. Conoco cannot yet predict accurately the total actual expenditures that it may incur to comply with these requirements, but it estimates capital expenditures to comply with the European Union legislation will be $55 million in 1999, $80 million in 2000 and $160 million between 2001 and 2004, depending on the nature of subsequent legislation. In the U.S., the EPA has proposed regulations requiring a significantly lower level of sulfur in gasoline. Conoco cannot predict the total actual expenditures that may be incurred to produce motor fuels meeting specifications under any final rule that may be issued, but such expenditures will likely be substantial.

     In 1997, an international conference on global warming concluded an agreement, known as the Kyoto Protocol, which called for reductions of emissions that contribute to increases in atmospheric greenhouse gas concentrations. The combustion of fossil fuels, such as crude oil, results in emissions of the type sought to be reduced by the Kyoto Protocol. The treaty codifying the Kyoto Protocol has not been ratified by the United States, but it may be in the future. In addition, other countries where Conoco has interests, or may have interests in the future, have made commitments to implement the Kyoto Protocol and are in various stages of formulating applicable regulations. Although Conoco cannot yet estimate accurately the total actual expenditures that may be incurred by it as a result of the Kyoto Protocol, such expenditures could be substantial.

  HAZARDOUS WASTE

     Conoco currently owns or leases numerous properties that have been used for many years for hard minerals production or natural gas and crude oil production. Although Conoco used operating and disposal practices that were standard in the industry at the time, wastes may have been disposed of or released on or under the properties it owned or leased. In addition, some of these properties have been operated by third parties over whom Conoco had no control.

     The Comprehensive Environmental Response, Compensation, and Liability Act and comparable state statutes can impose liability for the entire cost of clean-up upon each of the owners and operators of sites or on

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persons who disposed of or arranged for the disposal of hazardous waste found at such sites. This liability can be imposed regardless of fault or the lawfulness of the original disposal activity. The Resource Conservation and Recovery Act and comparable state statutes govern the management and disposal of wastes. Although CERCLA currently excludes petroleum from regulation, many state laws affecting Conoco's operations impose clean-up liability for petroleum contamination. In addition, although RCRA currently classifies some exploration and production wastes as non-hazardous, such wastes could be reclassified as hazardous wastes. If this occurs, exploration and production wastes would be subject to more stringent requirements. If such a change in legislation were to be enacted, it could have a significant impact on Conoco's operating costs, as well as the gas and oil industry in general.

  OIL SPILLS

     Under the U.S. Federal Oil Pollution Act of 1990, the following can be held liable regardless of fault for all removal costs and damage that result from a discharge of oil into the navigable waters of the United States:

     - owners and operators of onshore facilities and pipelines;

     - lessees or permittees of an area in which an offshore facility is located; and

     - owners and operators of tank vessels.

     These damages include, for example, natural resource damages, real and personal property damages and economic losses. The Oil Pollution Act limits the liability of owners and operators for removal costs and damages that result from a discharge of oil to $350 million in the case of onshore facilities, $75 million plus removal costs in the case of offshore facilities, and in the case of tank vessels, an amount based on gross tonnage of the vessel. However, these limits do not apply if the discharge was caused by gross negligence or willful misconduct, or by the violation of an applicable Federal safety, construction or operating regulation by the owner or operator, its agent or subcontractor or in specified other circumstances.

     The Oil Pollution Act requires evidence of financial responsibility in an amount of up to $150 million for some offshore facilities and also requires offshore facilities, some onshore facilities and tank vessels to prepare spill response plans, which Conoco has done, for responding to a "worst case discharge" of oil. Failure to comply with these requirements or failure to cooperate during a spill event may subject an owner or operator to civil or criminal enforcement actions and penalties.

  OFFSHORE PRODUCTION

     Offshore oil and gas operations in U.S. waters are subject to regulations of the United States Department of the Interior, which currently impose liability regardless of fault upon the lessee under a Federal lease for the cost of clean-up of pollution resulting from the lessee's operations, and such lessee could be subject to liability for pollution damages. In the event of a serious incident of pollution, the Department of the Interior may require a lessee under Federal leases to suspend or cease operations in the affected areas.

SOURCES OF SUPPLY

     During 1998, Conoco supplemented its own crude oil production to meet its refining requirements by the purchase of crude oil from both domestic and international sources. Approximately 49 percent of the crude oil processed in Conoco's U.S. refineries in 1998 came from U.S. sources. The remainder of crude processed came principally from Venezuela, Mexico and Canada. During 1998, Conoco's Humber refinery in the United Kingdom processed principally North Sea crude oils. In the joint venture MiRO refinery, Conoco processed primarily Mediterranean crude oils in 1998. Conoco's joint venture refineries in the Czech Republic processed primarily Russian crudes.

     To assure availability, Conoco maintains multiple sources for most raw materials, supplies, services and equipment, with no one company supplying a substantial portion of Conoco's needs. Conoco also routinely leases or charters equipment, such as drilling rigs, offshore supply boats, seismic boats, pipeline laying equipment, derrick barges and cranes. Availability of supply and/or cost of such equipment has been a factor in the past, and could have a detrimental impact on Conoco in the future.

RESEARCH AND DEVELOPMENT

     The objectives of Conoco's research and development programs are to discover new products, processes and business opportunities in relevant fields, and to improve existing products and processes. Research and development also focuses on optimizing existing assets and improving efficiency, safety and environmental protection. Worldwide expenditures for research and development amounted to approximately $42 million in 1998, $44 million in 1997 and $41 million in 1996.

PATENTS AND TRADEMARKS

     Conoco owns and is licensed under various patents, which expire from time to time, covering many products, processes and product uses. No individual patent is of material importance to Conoco's business as a whole. During 1998, Conoco was granted seven U.S. and 28 non-U.S. patents. Conoco also has individual trademarks and brands for its products and services which are registered in various countries throughout the world. None of these trademarks and brands is considered material other than the "Conoco" and "Jet" brands.

OPERATING HAZARDS AND INSURANCE

     Conoco's operations are subject to operating hazards such as well blowouts, collapsed wells, explosions, uncontrolled flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, refinery explosions, surface or marine transportation incidents, pollution, releases of toxic gas and other environmental hazards and risks. In accordance with customary industry practices, Conoco maintains insurance against some, but not all, of such risks and losses. Given Conoco's risk profile and in accordance with the practices of a number of major integrated, international energy companies, Conoco does not carry business interruption insurance. Conoco's decision not to carry business interruption insurance is based on several factors, including its spread of risk over five wholly owned refineries, a favorable loss history and loss prevention and safety programs. Conoco's ownership of five refineries provides it with some ability to replace product during periods of business interruption. Conoco has elected to retain the risk where management believes the cost of insurance, although available, is excessive relative to the risks presented. In addition, pollution and environmental risks are generally not fully insurable.

PROPERTIES

     Conoco owns its corporate headquarters, consisting of 16 three-story buildings on a 62-acre site in Houston, Texas. Conoco owns and leases petroleum properties and operates production processing, refining, marketing, power-generating and research and development facilities worldwide. In addition, Conoco operates sales offices, regional purchasing offices, distribution centers and various other specialized service locations throughout the world.

EMPLOYEES

     Conoco had approximately 16,650 employees as of December 31, 1998. Approximately 1,400 employees at Conoco's U.S. refineries are represented by the Oil, Chemical and Atomic Workers International Union under separate bargaining agreements for each refinery. These agreements cover wages, benefit matters, grievance procedures and various employment conditions, and Conoco believes they are typical of the refining industry in the U.S. In 1999, Conoco will reduce staff by approximately 975 positions to improve operational efficiencies by combining some functions in the United States and by more broadly sharing services and more effectively deploying employees. For more information about this restructuring, see "Management's Discussion and Analysis of Financial Condition and Results of Operations of Conoco -- Restructuring."

LEGAL PROCEEDINGS

     On March 6, 1996, the Department of Justice filed a complaint in the United States District Court for the District of Montana against Yellowstone Pipeline Company and the Conoco Pipe Line Company as a 40 percent owner and operator of Yellowstone Pipeline Company. The complaint alleges discharges of oil from a Yellowstone Pipeline Company pipeline in January 1993 and seeks civil penalties of up to $25,000 per day for each violation or up to $1,000 for each barrel of oil discharged. The parties have reached an agreement to settle the case that requires the parties to pay a penalty of $165,000 and construct a fish passageway in the Jocko River to enhance the Bull Trout population. Final settlement documents were entered by the court, and Conoco is in the process of implementing the terms of the settlement agreement.

     On January 5, 1999, Conoco paid $105,000 in penalties and agreed to perform remediation at a cost of $200,000 to settle allegations made on June 18, 1998 by the New Mexico Environmental Department that Conoco had failed to obtain a Clean Air Act permit and violated conditions in existing permits at the Maljamar Gas Plant and the MCA field.

     On August 31, 1998, the Louisiana Department of Environmental Quality issued a Notice of Violation against Conoco for failure to maintain equipment to control emissions from the sulfur pits at the Lake Charles Refinery. On November 11, 1998, the department notified Conoco that it is seeking a fine of $300,000. Conoco is contesting these allegations and the proposed penalty and is seeking a hearing in this matter.

     On February 18, 1999, the Oklahoma Department of Environmental Quality issued a Notice of Violation to Conoco's Ponca City refinery alleging violations of the Oklahoma Air Pollution Control Rules. This Notice of Violation may result in the Department seeking monetary sanctions in excess of $100,000. Conoco intends to vigorously defend the matter.

     Conoco is subject to various lawsuits and claims involving a variety of matters including, along with other oil companies, actions challenging oil and gas royalty and severance tax payments based on posted prices, and claims for damages resulting from leaking underground storage tanks. As a result of its separation from DuPont, Conoco has also assumed responsibility for current and future claims related to some discontinued chemicals and agricultural chemicals businesses operated by Conoco in the past. Conoco cannot reasonably estimate the effect on future financial results, because considerable uncertainty exists. Conoco believes the ultimate liabilities resulting from such lawsuits and claims may be material to results of operations in the period in which they are recognized but that they will not materially affect the consolidated financial position of Conoco.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Following is information concerning the current executive officers and directors of Conoco. Each director holds office until his successor is duly elected and qualified or until his resignation or removal if earlier. The board is divided into three classes with staggered terms. Officers serve at the discretion of the board and serve in their positions on a full-time basis. Conoco's directors hold various positions as directors and executives of other organizations, in addition to their duties as directors of Conoco. For more information about the possible effects of Conoco's staggered board, see "Description of Conoco Capital Stock -- Anti-Takeover Effects of Certificate and By-Law Provisions -- Board of Directors."


                                                                                                DIRECTORS TERM
NAME                                   AGE(1)                POSITION WITH CONOCO                  EXPIRING
----                                   ------                --------------------               --------------
Edgar S. Woolard, Jr. ...............    65     Chairman of the Board of Directors                   2001
Archie W. Dunham.....................    60     President, Chief Executive Officer and
                                                Director                                             2000
Ruth R. Harkin.......................    54     Director                                             2002
Frank A. McPherson...................    66     Director                                             2002
Gary M. Pfeiffer.....................    49     Director                                             2002
William K. Reilly....................    59     Director                                             2000
William R. Rhodes....................    63     Director                                             2001
Franklin A. Thomas...................    65     Director                                             2000
Gary W. Edwards......................    57     Executive Vice President, Refining, Marketing,
                                                Supply and Transportation
Robert E. McKee III..................    53     Executive Vice President, Exploration
                                                Production
Robert W. Goldman....................    57     Senior Vice President, Finance, and Chief
                                                Financial Officer
Rick A. Harrington...................    54     Senior Vice President, Legal, and General
                                                Counsel


------------

(1) As of June 30, 1999.


     EDGAR S. WOOLARD, JR. has been a director since July 1998. He retired as Chairman of the Board of Directors of DuPont on October 29, 1997, having served since 1989. He was named Chairman of the Board of Conoco in July 1998. He remains a director of DuPont. Since he joined DuPont in 1957, he occupied many technical and managerial positions at various locations across the United States. From 1987 to 1989, Mr. Woolard served as President and Chief Operating Officer of DuPont, and from 1989 to 1995, as Chairman and Chief Executive Officer. Mr. Woolard is a director of Citigroup Inc. and Apple Computer, Inc. and a member of The Business Council, the Board of Trustees of Winterthur Museum, the Christiana Care Corporation, the Protestant Episcopal Theological Seminary in Virginia and the North Carolina Textile Foundation. He is also a member of the National Academy of Engineering and the Bretton Woods Committee.


     ARCHIE W. DUNHAM has been a director since July 1998. He has been President and Chief Executive Officer of Conoco since 1996. He joined Conoco in 1966 and subsequently held a number of commercial and managerial positions within Conoco and DuPont. He currently serves on both companies' boards of directors, but will resign from DuPont's board upon the closing of the exchange offer. Mr. Dunham is also a member of the boards of directors of Louisiana-Pacific Corporation and Phelps Dodge Corporation. Mr. Dunham is a former Executive Vice President, Exploration Production and Executive Vice President, Refining, Marketing, Supply and Transportation for Conoco. He was also a Senior Vice President, Polymers and Senior Vice President, Chemicals and Pigments for DuPont. He is a director of the American Petroleum Institute, the U.S.-Russia Business Council and the Greater Houston Partnership. He is Chairman of the United States Energy Association, Vice-Chairman of the National Petroleum Council and a member of The Business Council. Mr. Dunham is also a member of the Board of Visitors and the Energy Center board of directors at the University of Oklahoma. He also serves on the board of trustees of the Memorial Hermann Healthcare System in Houston, the Houston Grand Opera, the Houston Symphony, the George Bush Presidential Library and the Smithsonian Institution.

     RUTH R. HARKIN has been a director since October 1998. She is Senior Vice President, International Affairs and Government Relations of United Technologies Corporation and Chair of United Technologies International, UTC's international representation arm. Previously, Mrs. Harkin was the President and Chief Executive Officer of the Overseas Private Investment Corporation in the Clinton administration from 1993 to 1997. Mrs. Harkin was elected as a prosecutor in the office of the County Attorney of Story County, Iowa in 1973. She also served as Deputy General Counsel at the U.S. Department of Agriculture and was Of Counsel at the law firm of Akin, Gump, Strauss, Hauer & Feld. Mrs. Harkin is a member of the Board of Visitors of the College of Business Administration, University of Iowa. She also sits on the boards of the Center for National Policy and the National Association of Manufacturers.

     FRANK A. MCPHERSON has been a director since October 1998. He retired as Chairman and Chief Executive Officer of Kerr-McGee Corporation on February 1, 1997. He joined Kerr-McGee in 1957 and held many technical, operational and managerial positions, including President from 1980 to 1983. He is a past director of the Federal Reserve Bank of Kansas City and the Oklahoma State University foundation Board of Trustees. Mr. McPherson serves on the boards of directors of Kimberly-Clark Corp., Bank of Oklahoma, Tri-Continental Corporation, Seligman Quality Fund, Inc., Seligman Select Municipal Fund, Inc. and the Seligman Group of Mutual Funds. He is also a member of the boards of the American Petroleum Institute, Boys and Girls Clubs of America, Baptist Medical Center, Oklahoma Chapter of Nature Conservancy, Oklahoma City Chamber of Commerce, Oklahoma City Public School Foundation, Oklahoma Medical Research Foundation and Oklahoma Foundation for Excellence in Education.

     GARY M. PFEIFFER has been a director since July 1998. He has been Senior Vice President, Finance and Chief Financial Officer of DuPont since 1997. From 1994 to 1997, Mr. Pfeiffer was Vice President and General Manager of DuPont Nylon, North America, with responsibility for all of DuPont's nylon fiber and intermediates business in North America. He has also served as Global Business Director, Nylon Intermediates for DuPont Chemicals from 1992 to 1994, and as Director -- Finance for DuPont Chemicals and Specialties Manufacturing from 1991 to 1992. Since he joined DuPont in 1974, Mr. Pfeiffer has held a number of technical and managerial positions in the United States and overseas. He is also on the board of the Hagley Museum and Library.

     WILLIAM K. REILLY has been a director since October 1998. He is currently a member of the board of directors of DuPont and is President and Chief Executive Officer of Aqua International Partners, an investment group which finances water improvements in developing countries. Formerly, Mr. Reilly was a visiting professor at the Institute of International Studies at Stanford University and served as Administrator of the U.S. Environmental Protection Agency from February 1989 to January 1993. Mr. Reilly was president of the Conservation Foundation from 1973 to 1989 and, after its affiliation with World Wildlife Fund in 1985, served as President of both groups. He also serves on the boards of Royal Caribbean International and Evergreen Holdings. He is Chairman of the Board of the American Farmland Trust and serves on the boards of National Geographic Society, World Wildlife Fund and Yale University. Mr. Reilly also serves as a member of the board of the Presidio Trust of San Francisco.

     WILLIAM R. RHODES has served as a director since October 1998. He is a Vice Chairman of Citibank, N.A., a principal subsidiary of Citigroup Inc. Mr. Rhodes is Vice Chairman of the Institute of International Finance, a director of the Private Export Funding Corporation, a trustee and member of the Executive Council of the Council of the Americas, an Executive Committee member of the Bretton Woods Committee and the U.S.-Russia Business Council, and a founding member of the U.S. National Advisory Council to the International Management Center. Other board memberships include The Group of Thirty, the Americas Society, The African-American Institute, CHIPCo, and the U.S.-Egypt Presidents' Council. He is also a member of the Council on Foreign Relations, the Foreign Policy Association, and The Bankers Roundtable. Mr. Rhodes is a past Chairman of the U.S. Advisory Committee of the Export-Import Bank of the United States, past Chairman of the U.S. section of the Venezuela-U.S. Business Council, past President of the Venezuela-American Chamber of Commerce, and past President of the Bankers Association for Foreign Trade. He is a Governor and

Trustee of the New York and Presbyterian Hospital and a director of the New York City Partnership and Chamber of Commerce. He serves as a trustee of Brown University and Chairman of the Board of Trustees of the Northfield Mount Hermon School.

     FRANKLIN A. THOMAS has been a director since October 1998. He has been a consultant to the TFF Study Group, a non-profit initiative assisting development in southern Africa, since April 1996. Mr. Thomas was President and Chief Executive Officer of The Ford Foundation from 1979 to 1996. He also serves as a director of ALCOA, Inc., Citigroup Inc., Cummins Engine Company, Inc., Lucent Technologies, Inc. and PepsiCo, Inc.

     GARY W. EDWARDS has been Executive Vice President of Conoco since 1991, with responsibility for worldwide refining, marketing, supply and transportation and was a Senior Vice President of DuPont until October 27, 1998. He joined Conoco in 1963, working at various locations throughout the United States and in the United Kingdom, and was formerly Conoco's Vice President, Refining Marketing Europe; Vice President Refining, Marketing and Transportation; and Vice President North American Marketing. Mr. Edwards has held a number of managerial positions in Conoco Pipeline, Transportation, Natural Gas and Gas Products, Logistics and Marketing. He is a Director of the American Petroleum Institute and a previous director and Vice President of the European Petroleum Industry Association in Brussels, Belgium. Mr. Edwards is a member of the Kansas State University Engineering advisory council, and serves on the boards of the Yellowstone Park Foundation, Theatre Under the Stars, Junior Achievement, Inc. (National) as well as Junior Achievement of Southeast Texas, Target Hunger, Private Sector Initiative, and the Houston Music Hall Foundation.

     ROBERT E. MCKEE III has been an Executive Vice President for Conoco since 1992, with responsibility for worldwide exploration and production and was a Senior Vice President of DuPont until October 27, 1998. He was formerly Conoco's Executive Vice President for Corporate Strategy and Development, Senior Vice President for Administration, Vice President of North American Refining and Marketing and Vice President, Chairman and Managing Director of Conoco (UK) Limited. Since he joined Conoco in 1967, Mr. McKee has worked at various locations and held numerous managerial, operating, administrative and technology positions both in the United State and overseas. He currently serves on the board of directors of the American Petroleum Institute and is a former director of Consol Energy Inc. and Consol Inc. In addition, he is Chairman of the Southern Regional Advisory Board of the Institute of International Education and a member of the advisory committee of the University of Texas Engineering Department. Mr. McKee also serves as Chairman of the President's Council of the Colorado School of Mines.

     ROBERT W. GOLDMAN has been Senior Vice President, Finance, and Chief Financial Officer of Conoco since 1998 and was its Vice President, Finance from 1991 to 1998. Mr. Goldman began his career with DuPont in 1965 and subsequently held many technical and managerial positions within the finance, tax and treasury functions. He is the former Vice President-Finance of DuPont (Mexico), Vice President, Remington Arms Company and served as Director and Comptroller of several operating departments of DuPont in Wilmington, Delaware. Mr. Goldman transferred to Conoco in 1988 as Vice President and Controller. He is co-chairman of Conoco's Risk Management Committee and is a member of the American Petroleum Institute, a former chairman of its Accounting Committee and currently serves on its Executive Committee of the General Committee on Finance. He is also a member of the Financial Executives Institute and the Executive Committee of the Board of Directors of the Alley Theatre in Houston, Texas.

     RICK A. HARRINGTON has been Senior Vice President, Legal, and General Counsel of Conoco since 1998 and was Vice President and General Counsel of Conoco and Vice President and Assistant General Counsel of DuPont from 1994 until October 27, 1998. He joined DuPont in 1979 as a Senior Attorney, and subsequently held the positions of Managing Counsel, Special Litigation, and Vice President and General Counsel of Consolidation Coal Company. Prior to joining DuPont, he was a partner in the firm of Arent, Fox, Kintner, Plotkin and Kahn in Washington, D.C. where he specialized in antitrust litigation. Mr. Harrington is a member of the bar of the District of Columbia, the District of Columbia Court of Appeals and the Fifth Circuit Court of Appeals. He is co-chairman of Conoco's Risk Management Committee and a director of the American Corporate Counsel Association and is a member of its Policy Committee. He is also a member of the American Petroleum Institute General Committee on Law and the University of Kansas School of Business Dean's Board.

     Under the terms of the separation agreement, DuPont has the right to designate for nomination a majority of Conoco's board of directors so long as it owns shares representing 50 percent of the voting power in Conoco. If after the exchange offer DuPont retains Conoco Class B common stock representing more than 10 percent of the voting power in Conoco, it will have the right to designate for nomination a number of Conoco directors proportionate to its voting power. If DuPont retains Conoco Class B common stock representing 10 percent or less of the voting power in Conoco, it will no longer be entitled to nominate any Conoco directors.



     DuPont's designees on the Conoco board are currently Messrs. Woolard, Pfeiffer, Reilly, Rhodes and Thomas. Promptly after the closing of the exchange offer, Messrs. Woolard and Pfeiffer will resign from the Conoco board. Mr. Dunham has asked Messrs. Reilly, Rhodes and Thomas to continue to serve as directors after the exchange offer. It is anticipated that Mr. Dunham will become the Chairman of the Board upon Mr. Woolard's resignation. The resignation of Messrs. Woolard and Pfeiffer will leave three vacancies on the Conoco board, which will be filled as soon as practicable by a vote of the directors remaining in office. Two directors will be elected to fill Messrs. Woolard and Pfeiffer's unexpired terms, and one will be elected for a term expiring 2001.


ELECTION AND COMPENSATION OF DIRECTORS

     Conoco's restated certificate of incorporation provides that the board of directors will consist of not less than six nor more than 15 directors. The board of directors is classified into three classes. Each class consists, as nearly as may be possible, of one-third of the total number of directors constituting the entire board of directors. The terms of office of the members of one class of directors expire each year in rotation so that the members of one class are elected at each annual meeting to serve for full three-year terms, or until their successors are elected and qualified. The current number of authorized directors is set at nine, but only eight positions are occupied.

     Directors who are employees of Conoco or DuPont receive no additional compensation for serving on the board of directors. At the time of the initial public offering, each nonemployee member of the board of directors received a special grant of stock options to purchase 3,900 shares of Class A common stock and a grant of 4,135 restricted stock units with respect to Class A common stock. Future nonemployee directors, upon election to the board, will receive a grant of restricted stock units with an aggregate value on the date of grant equal to $95,000. On an annual basis, nonemployee directors will receive a fee of $30,000, a grant of restricted stock units with an aggregate value on the date of grant of $20,000, and options to purchase common stock with a present value on the date of grant of $30,000.

     Conoco awards stock options and restricted stock units under the terms of its 1998 Stock and Performance Incentive Plan. Stock options have a term of ten years and become exercisable in increments of one-third of the total grant on the first, second and third anniversaries of the grant. The present value of stock options is determined using a generally accepted stock option valuation methodology. Restricted stock units are grants of units representing common stock. Shares underlying restricted stock units granted to directors may not be sold or voted for a period of three years, but dividend equivalents in the form of additional units are credited during such period. Restricted stock units vest immediately upon grant and stock options vest after six months of service as a director.

     Annual fees and awards of restricted stock units may be deferred under the terms of Conoco's Deferred Compensation Plan for Nonemployee Directors, which is established under the 1998 Stock and Performance Incentive Plan. An election to defer must generally be made before the fiscal year in which it will be earned. Once made, the election is generally irrevocable for the first year. The deferred amounts are deemed to be invested, under the election of the participant, in common stock or in an interest-bearing account.

     Each deferral election will indicate the time and form of payment for the amounts to be deferred. Distributions will be made in cash or common stock to the participant at the time irrevocably selected on the deferral form, or, in the event of the participant's death, to the participant's designated beneficiary. Upon a change in control of Conoco, at the director's election, all deferred amount, including deferred restricted stock units, may be paid in full.

     Board members are also eligible to participate in the Directors' Charitable Gift Plan. This plan provides that, upon a director's death, Conoco will donate $200,000 per year for five years to tax-exempt educational institutions or charitable organizations recommended by the director and approved by Conoco. Each director will be fully vested in the Directors' Charitable Gift Plan after completing one year of service as director. Conoco may fund the Directors' Charitable Gift Plan through, among other vehicles, the purchase of life insurance policies on the lives of the directors. Conoco will be the beneficiary of and will own these policies. Employee directors may elect to participate in the plan if they bear their allocable cost of the plan. Directors derive no personal financial or tax benefit from the Directors' Charitable Gift Plan because the charitable, tax-deductible donations and insurance proceeds, if any, accrue solely to the benefit of Conoco.

     A board member who serves as chairman of a standing board committee receives a supplement of $5,000 annually. No additional fees are paid for serving on board committees or for attending board or committee meetings.

     In lieu of the compensation payable to nonemployee directors described above, other than participation in the Directors' Charitable Gift Plan, Edgar S. Woolard, Jr., Chairman of the Board, is entitled to receive an annual fee of $300,000 and annual equity grants with a present value on the date of grant of $700,000. Conoco granted Mr. Woolard 4,350 restricted stock units with respect to Class A common stock and nonqualified options to purchase 170,000 shares of Class A common stock at the closing of the initial public offering. This grant covers Mr. Woolard's first two years of service as a director. Restricted stock units and stock options are granted under the 1998 Stock and Performance Incentive Plan and have provisions consistent with those of the other nonemployee directors.

COMMITTEES OF THE BOARD OF DIRECTORS

  AUDIT AND COMPLIANCE COMMITTEE

Members:         Frank A. McPherson, Chairman
                 Ruth R. Harkin
                 Gary M. Pfeiffer
                 William R. Rhodes

Number of meetings in 1998:
                        Two

Principal Functions:
                 The Audit and Compliance Committee is responsible for:

                 - overseeing Conoco's internal control structure, financial reporting, and legal and ethical compliance program, including strategic oversight of corporate safety, health and environmental policy and direction;

                 - selecting an independent accounting firm, subject to
                   stockholder ratification, to audit Conoco's financial statements;

                 - requesting that Conoco's subsidiaries engage independent accountants, as deemed appropriate by the committee, to audit their respective financial statements;

                 - receiving and acting on reports and comments from Conoco's independent accountants;

                 - reviewing significant accounting principles employed in
                   Conoco's financial reporting;

                 - reviewing and recommending approval of Conoco's annual
                   financial statements;

                 - maintaining direct lines of communication with the board of directors and Conoco's management, internal auditing staff and independent accountants; and

                 - reporting to the board of directors a summary of its findings and recommendations.

  COMPENSATION COMMITTEE

Members:         Franklin A. Thomas, Chairman
                 William K. Reilly
                 Edgar S. Woolard, Jr.

Number of Meetings in 1998:
                        Two

Principal Functions:
                 The Compensation Committee is responsible for:

                 - overseeing and administering Conoco's executive compensation policies, plans and practices;

                 - approving and/or recommending to the board of directors
                   levels of compensation for the President and Chief Executive Officer, as well as stock options; performance awards and other stock-based awards for employee directors and senior management;

                 - administering grants to management under Conoco's stock-based compensation plans and adopting and/or recommending to the full board of directors new plans or changes in these programs; and

                 - overseeing succession planning for the Chief Executive
                   Officer and other key executives.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS


     The following table sets forth the number of shares of Class A common stock beneficially owned on May 31, 1999, by each Conoco director, executive officer named in the summary compensation table below and all directors and executive officers as a group. None of such individuals owns Class B common stock. The persons named in the table have sole voting power and investment power with respect to all shares of Class A common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the notes to the table.


                           BENEFICIAL OWNERSHIP TABLE


                                                               SHARES
                                                            BENEFICIALLY    PERCENT OF
NAME                                                        OWNED(1)(2)       CLASS
----                                                       --------------   ----------
Edgar S. Woolard, Jr.....................................       12,376(3)     *
Archie W. Dunham.........................................    2,677,620(4)      1.4%
Ruth R. Harkin...........................................        6,160        *
Frank A. McPherson.......................................        7,775        *
Gary M. Pfeiffer.........................................           --        --
William K. Reilly........................................        5,116        *
William R. Rhodes........................................        4,160        *
Franklin A. Thomas.......................................        4,160        *
Gary W. Edwards..........................................    1,262,134        *
Robert E. McKee III......................................    1,001,421(5)     *
Robert W. Goldman........................................      305,269        *
Rick A. Harrington.......................................      307,887        *
Directors and Executive Officers as a Group (12
  persons)...............................................    5,594,076         2.9%


---------------

  * Less than 1%


(1) Includes restricted or deferred stock units credited under the 1998 Stock and Performance Incentive Plan and the Deferred Compensation Plan for Nonemployee Directors, the following number of which may be voted or sold only upon the passage of time: Mr. Woolard -- 4,376; Mr. Dunham -- 81,064; Ms. Harkin -- 4,160; Mr. McPherson -- 5,275; Mr. Reilly -- 5,116; Mr. Rhodes -- 4,160; and Mr. Thomas -- 4,160.

(2) Includes beneficial ownership of the following number of shares of Class A Common Stock which may be acquired within 60 days of May 31, 1999 through stock options awarded under compensation plans: Mr. Dunham -- 2,450,870; Mr. Edwards -- 1,233,596; Mr. McKee -- 986,740; Mr. Goldman -- 298,583; and Mr.
    Harrington -- 301,528. Of such options, the following number are subject to stock price hurdles which have not yet been met: Mr. Dunham -- 392,846; Mr. Edwards -- 182,324; Mr. McKee -- 173,427; Mr. Goldman -- 52,562; and Mr.
    Harrington -- 80,349.


(3) Includes 3,000 shares owned by Mr. Woolard's wife.

(4) Includes 10,100 shares held in Dunham Management Trust, a revocable grantor trust.


(5) Includes 200 shares owned by Mr. McKee's son.


COMPENSATION OF EXECUTIVE OFFICERS

     Until October 1998, the executive officers named in the table below participated in DuPont's compensation plans. The following table provides information about the compensation of Conoco's chief executive officer and four other most highly compensated executive officers during 1997 and 1998 without regard to whether compensation was provided under DuPont's plans or Conoco's plans. Two additional tables provide detailed information about these employees' stock options.

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                       COMPENSATION
                                                  ANNUAL COMPENSATION             -----------------------
                                        ---------------------------------------                  SHARES
                                                                     OTHER        RESTRICTED   UNDERLYING
NAME AND                                                            ANNUAL          STOCK       OPTIONS        ALL OTHER
PRINCIPAL POSITION               YEAR    SALARY     BONUS(1)    COMPENSATION(2)   AWARDS(3)    GRANTED(4)   COMPENSATION(5)
------------------               ----   --------   ----------   ---------------   ----------   ----------   ---------------
Archie W. Dunham...............  1998   $901,261   $1,300,000       $29,946       $1,100,090   1,693,040        $51,750
  President, Chief Executive     1997    667,500    1,450,000        33,075                      794,936         39,950
  Officer and Director
Gary W. Edwards................  1998    469,460      389,000        16,347                      567,974         27,620
  Executive Vice President,      1997    431,320      725,000        24,044                      364,648         25,715
  Refining, Marketing, Supply
  and Transportation
Robert E. McKee III............  1998    418,775      372,000        30,573                      561,677         24,563
  Executive Vice President,      1997    374,400      718,000        16,612                      346,854         22,247
  Exploration Production
Robert W. Goldman..............  1998    262,750      140,000         6,211                      164,191         15,390
  Senior Vice President,         1997    236,700      292,000         1,513                      105,672         13,958
  Finance, and Chief Financial
  Officer
Rick A. Harrington.............  1998    264,500      172,000         1,760                      198,411         15,600
  Senior Vice President, Legal,  1997    229,500      325,000         4,703                      163,716         13,598
  and General Counsel

---------------

(1) On average, approximately 25% of 1998 variable compensation (i.e., bonus) was paid in Class A common stock, and about 25% of 1997 variable compensation was paid in DuPont common stock.

(2) Other annual compensation consists solely of the reimbursement for the payment of taxes.

(3) For 1998, Mr. Dunham received 47,830 restricted stock units with respect to Class A common stock valued at $23 per unit. The stock units vest two years from the date of grant. During the two-year period, dividend equivalents will be credited to Mr. Dunham's account in the form of additional units. These restricted stock units had an aggregate value of $998,451 on December 31, 1998 based on the closing price on the New York Stock Exchange on such date of $20.875.

(4) Reflects, for 1998, new grants of Conoco stock options and, for 1997 and 1998, replacement grants of Conoco stock options at the time of the initial public offering resulting from the election of the officers to surrender DuPont stock options granted in 1997 and 1998 and receive Conoco stock options having an equivalent appreciated value at the time of the initial public offering. The number of shares of Class A common stock covered by the replacement stock options was calculated by multiplying the number of shares of DuPont common stock subject to the original DuPont options by a factor of 2.7376, and the exercise price of the options was decreased by dividing the original exercise price by the same factor.

(5) 1998 amounts consist of matching contributions made under Conoco's Thrift Plan and the following amounts credited under DuPont's savings restoration plan: Mr. Dunham -- $42,150; Mr. Edwards -- $18,020; Mr. McKee -- $14,963;
    Mr. Goldman -- $5,790 and Mr. Harrington -- $6,000.

                              OPTION GRANTS TABLE

                                                          INDIVIDUAL OPTION GRANTS IN 1998(1)(2)          POTENTIAL REALIZABLE
                                                      -----------------------------------------------       VALUE AT ASSUMED
                                                      NUMBER OF     PERCENT                               ANNUAL RATES OF STOCK
                                                        SHARES      OF TOTAL                             APPRECIATION FOR OPTION
                                                      UNDERLYING    OPTIONS                                      TERM(5)
                                                       OPTIONS      GRANTED     EXERCISE   EXPIRATION   -------------------------
NAME                                                   GRANTED     IN 1998(3)   PRICE(4)      DATE          5%            10%
----                                                  ----------   ----------   --------   ----------   -----------   -----------
Archie W. Dunham....................................    388,740      11.83%      $21.73    02/03/2008   $ 5,313,532   $13,465,565
                                                      1,304,300      16.40        23.00    10/20/2008    18,866,178    47,810,551
Gary W. Edwards.....................................    132,774       4.04        21.73    02/03/2008     1,814,835     4,599,159
                                                        435,200       5.47        23.00    10/20/2008     6,294,994    15,952,735
Robert E. McKee III.................................    126,477       3.85        21.73    02/03/2008     1,728,764     4,381,037
                                                        435,200       5.47        23.00    10/20/2008     6,294,994    15,952,735
Robert W. Goldman...................................     40,791       1.24        21.73    02/03/2008       557,556     1,412,959
                                                        123,400       1.55        23.00    10/20/2008     1,784,932     4,523,363
Rick A. Harrington..................................     75,011       2.28        21.73    02/03/2008     1,025,295     2,598,306
                                                        123,400       1.55        23.00    10/20/2008     1,784,932     4,523,363

---------------

(1) All options have a term of ten years and become exercisable in increments of one-third of the total grant on the first, second and third anniversaries of the grant. In addition, the options expiring on February 3, 2008 were to become exercisable only upon a 20% increase in the price of DuPont's common stock, which has occurred.

(2) The options expiring on February 3, 2008 were originally granted with respect to DuPont common stock and the amounts shown represent the number of shares of Conoco Class A common stock resulting from the replacement in October 1998 of outstanding DuPont options with Conoco stock options, which was intended to preserve the economic value of the DuPont options in connection with the initial public offering. The number of shares of Conoco Class A common stock covered by the replacement options was calculated by multiplying the number of shares of DuPont common stock subject to the original options by a factor of 2.7376, and the exercise price of the options was decreased by dividing the original exercise price by the same factor.

(3) Percent of total options granted to Conoco employees.

(4) The original exercise price for the options expiring on February 3, 2008 was the average of the high and low prices of the DuPont common stock as reported on the New York Stock Exchange Composite Transactions Tape on February 4, 1998, the date of the grant. Such exercise price was adjusted by dividing it by a factor of 2.7376 upon the replacement of the DuPont stock options with Conoco stock options. The exercise price for the options expiring on October 20, 2008 was the initial public offering price of Conoco's Class A common stock on October 21, 1998, the date of the grant.

(5) Represents total appreciation over the exercise price at the assumed annual appreciation rates of 5% and 10% compounded annually for the term of the options.

                             OPTION EXERCISES TABLE
                (Aggregated Option Exercises in Last Fiscal Year
                          and Year-end Option Values)

                                                                           NUMBER OF SHARES
                                                                              UNDERLYING               VALUE OF UNEXERCISED
                                                                        UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS
                                            SHARES                         DECEMBER 31, 1998          AT DECEMBER 31, 1998(2)
                                          ACQUIRED ON      VALUE      ---------------------------   ---------------------------
                  NAME                     EXERCISE     REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                  ----                    -----------   -----------   -----------   -------------   -----------   -------------
Archie W. Dunham........................      --            --         1,928,446      2,085,886     $16,449,027     $666,895
Gary W. Edwards.........................      --            --         1,007,016        750,298       9,444,625      309,513
Robert E. McKee III.....................      --            --           771,156        735,104       6,502,665      294,410
Robert W. Goldman.......................      --            --           232,426        216,753       1,955,829       89,229
Rick A. Harrington......................      --            --           196,177        278,760       1,166,709      136,400

---------------

(1) No Conoco stock options were exercised in 1998. DuPont stock options were exercised by the following officers in the amounts indicated: Mr. McKee, 14,708 shares with a realized value of $487,878; Mr. Goldman, 8,406 shares with a realized value of $292,078; and Mr. Harrington, 23,492 shares with a realized value of $925,806. The realized value represents the pre-tax gain, which is the difference between the market value of the shares on the date of exercise of the options and the exercise price.

(2) Represents the closing price as reported on the New York Stock Exchange for Class A common stock on December 31, 1998 of $20.875, less the exercise price for all outstanding exercisable and unexercisable options for which the exercise price is less than such closing price. Exercisable options have been held at least one year from the date of grant and have met applicable stock price hurdles. Unexercisable options have been held for less than one year or have not met the applicable stock price hurdles.

RETIREMENT BENEFITS

     Retirement benefits for Conoco employees are provided under the DuPont Pension and Retirement Plan, and are based on an employee's years of service and average monthly pay during the employee's three highest paid years. Average monthly pay for this purpose includes regular compensation and 100% of annual variable compensation payments, but excludes other bonuses and compensation in excess of limits imposed by the Internal Revenue Code of 1986. The Code limits the amount of annual benefits which may be payable from the pension trust. Retirement benefits in excess of these limitations are paid from Conoco's general revenues under separate, nonfunded pension restoration plans.

     Effective as of the date DuPont owns securities representing less than 80% of the voting power and 80% or more of the economic value of all outstanding shares of common stock, Conoco will establish its own retirement plan. For information about the transfer of assets from DuPont's retirement plan to Conoco's retirement plan, see "Arrangements Between Conoco and DuPont -- Employee Matters Agreement."

     The table below illustrates the straight-life annuity amounts payable under the DuPont Pension and Retirement Plan and retirement restoration plans to Conoco employees retiring at age 65 in 1998. These amounts reflect an offset based on Social Security benefits. The current years of service credited for retirement benefits for the Named Officers are as follows: 33 years for Archie
W. Dunham; 35 years for Gary W. Edwards; 31 years for Robert E. McKee III; 33 years for Robert W. Goldman; and 19 years for Rick A. Harrington.

                               PENSION PLAN TABLE

                                               ESTIMATED ANNUAL RETIREMENT BENEFITS ON SERVICE OF:
                                             -------------------------------------------------------
     SALARY AND VARIABLE COMPENSATION         30 YEARS       35 YEARS       40 YEARS       45 YEARS
     --------------------------------        ----------     ----------     ----------     ----------
$ 450,000..................................  $  208,000     $  244,000     $  280,000     $  316,000
   900,000.................................     424,000        496,000        568,000        640,000
 1,350,000.................................     640,000        748,000        856,000        964,000
 1,800,000.................................     856,000      1,000,000      1,144,000      1,288,000
 2,250,000.................................   1,072,000      1,252,000      1,432,000      1,612,000
 2,700,000.................................   1,288,000      1,504,000      1,720,000      1,936,000

SEVERANCE ARRANGEMENTS

     On May 10, 1998, Conoco entered into a severance agreement with Archie W. Dunham. The severance agreement has an initial term of three years, which term will be extended, if necessary, upon any "change in control," as such term is defined in the severance agreement, so that the severance agreement will expire no earlier than 24 months after such event. The severance agreement provides that if, during the term of the severance agreement, Mr. Dunham's employment is terminated by Conoco other than for cause, or by reason of Mr. Dunham's death or disability, or if Mr. Dunham terminates his employment for "good reason", as defined in the severance agreement, Mr. Dunham will be entitled to:

     - a lump sum severance payment equal to three times the sum of his base salary and previous year's bonus;

     - 36 months of benefits continuation;

     - a pro rata portion of the annual bonus for which he is eligible in the year of termination; and

     - vesting of any unvested equity-based awards from Conoco.

Mr. Dunham will also be entitled to terminate his employment and receive these benefits if, prior to the second anniversary of the initial public offering or after DuPont reduces its ownership to less than 50%, he is not appointed as Chairman of the Board of Conoco, unless his employment had previously terminated by reason of death, disability or for cause. Mr. Dunham will also be entitled to receive an additional payment sufficient to compensate him for the amount of any excise tax imposed on payments made under the severance agreement or otherwise pursuant to Section 4999 of the Code and for any taxes imposed on that additional payment.

     Conoco has established the Conoco Inc. Key Employee Severance Plan, which covers key employees of Conoco, including Gary W. Edwards, Robert E. McKee III, Robert W. Goldman and Rick A. Harrington. The plan provides that if the employment of a participant in the plan is terminated

     - within two years of a "change in control" of Conoco; or

     - after a "potential change in control" of Conoco but prior to a change in control, whether or not a change in control ever occurs, in either case by Conoco other than for "cause" or by the participant for "good reason", as such terms are defined in the plan, the participant will be entitled to:

        (a) a lump sum severance payment equal to two or three times the sum of his base salary and previous year's bonus;

        (b) 24 or 36 months of benefits continuation; and

        (c) a pro rata portion of the annual bonus for which he is eligible in the year of termination and, if necessary, a gross-up payment sufficient to compensate the participant for the amount of any excise tax imposed on payment made under the plan or otherwise pursuant to Section 4999 of the Code and for any taxes imposed on such an additional payment.

     The plan has a three-year term commencing on May 10, 1998, which term will be extended, if necessary, upon a change in control so that it expires no earlier than 24 months after such an event. Amounts payable under the plan will be in lieu of any payments or benefits that may be payable to the severed employee under any other plan, policy or program of Conoco relating to severance.

     Conoco has also established both the Conoco Inc. Key Employee Temporary Severance Plan and the Conoco Inc. Temporary Severance Plan, each of which covers key Conoco employees, including the officers named in the summary compensation table. Under the Key Employee Temporary Severance Plan, if the employment of a participant is involuntarily terminated due to a reduction in force or if a participant experiences specified adverse employment changes, including relocation and reductions in pay or position, the individual will be entitled to one year's base salary and variable bonus. The Key Employee Temporary Severance Plan expires in 2001. Under the Temporary Severance Plan, benefits are paid to a participant upon termination of employment in the same circumstances as are described under the Key Employee Temporary Severance Plan, but only if such termination occurs after a "change in control", as defined in the Temporary Severance Plan. Benefits under the Temporary Severance Plan are equal to two weeks' pay for each completed year of service, up to a maximum of 52 weeks' pay. Amounts payable under both the Key Employee Temporary Severance Plan and the Temporary Severance Plan are reduced by amounts payable pursuant to any other severance plan, policy or program of Conoco.

                 PRINCIPAL STOCKHOLDERS OF CONOCO COMMON STOCK


     The following table sets forth information regarding the beneficial ownership as of June 30, 1999 of shares of Class A and Class B common stock by DuPont and each other person or entity known to Conoco to be a beneficial owner of five percent or more of Conoco's voting securities.


                          PRINCIPAL STOCKHOLDERS TABLE

                                                         CLASS A COMMON STOCK     CLASS B COMMON STOCK
                                                         ---------------------   ----------------------
                                                           NUMBER     PERCENT      NUMBER      PERCENT
NAME AND ADDRESS                                         OF SHARES    OF CLASS    OF SHARES    OF CLASS
----------------                                         ----------   --------   -----------   --------
E. I. du Pont de Nemours and Company...................      --          --      436,543,573     100%(1)
  1007 Market Street
  Wilmington, Delaware 19898
Putnam Investments, Inc. and related entities(2).......  13,654,179     7.1%         --         --
  One Post Office Square
  Boston, Massachusetts 02109
Ark Asset Management Co., Inc.(3)......................  11,278,200     5.9%         --         --
  125 Broad Street
  New York, New York 10004
Citigroup Inc.(4)
  153 East 53rd Street
  New York, New York 100043............................  10,259,914     5.4%         --         --
Scudder Kemper Investments, Inc.(5)....................   9,693,000     5.1%         --         --
  345 Park Avenue
  New York, New York 10154

---------------
(1) Shares of Class B common stock have five votes per share. Accordingly, DuPont's ownership of Class B common stock represents approximately 92% of the combined voting power of the Class A and Class B common stock.

(2) Based on a Schedule 13G filed with the SEC on February 4, 1999 by Putnam Investments, Inc. ("PI"), a subsidiary of Marsh & McLennan Companies, Inc. ("MMC"), on behalf of itself, MMC, Putnam Investment Management, Inc. ("PIM") and The Putnam Advisory Company, Inc. ("PAC"). Consists of 12,483,788 shares beneficially owned by PIM and 1,170,391 shares beneficially owned by PAC, both wholly owned registered investment advisors of PI. Both subsidiaries have dispositive power over the shares as investment managers, but each of the mutual funds' trustees have voting power over shares held by each fund, and PAC has shared voting power over the shares held by institutional clients. The address of MMC is 1166 Avenue of the Americas, New York, New York 10036.

(3) Based on a Schedule 13G filed with the SEC on February 4, 1999.

(4) Based on a Schedule 13G filed with the SEC on February 12, 1999. Consists entirely of shares beneficially owned by subsidiaries of Citigroup Inc. which individually qualify to file a Schedule 13G but whose beneficial ownership does not exceed 5%. Citigroup Inc. has shared voting and dispositive power over all these shares, but disclaims beneficial ownership of all such shares.

(5) Based on a Schedule 13G filed with the SEC on February 11, 1999. Scudder Kemper Investments, Inc. has sole voting power with respect to 3,253,300 shares, shared voting power with respect to 6,013,300 shares, sole dispositive power with respect to 9,488,800 shares and shared dispositive power with respect to 204,200 shares.

                 PRINCIPAL STOCKHOLDERS OF DUPONT COMMON STOCK


     As of June 30, 1999, Wilmington Trust Corporation, Wilmington, Delaware, beneficially owned an aggregate of 70,883,079 shares of DuPont's common stock, or 6.2 percent of such shares outstanding at the time. The shares held by Wilmington Trust are held of record for trust, estate, custody or agency accounts and at June 30, 1999 included 10,050,727 shares held in the DuPont Flexitrust, a trust created by DuPont to satisfy obligations of DuPont under various employee benefit and compensation plans. Based on public filings, there is no reported stockholder that owns five percent or more of either series of DuPont preferred stock.


                        SHARES ELIGIBLE FOR FUTURE SALE

     Shares of Conoco Class B common stock distributed to stockholders of DuPont will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of Conoco under the Securities Act. Affiliates generally include individuals or entities that control, are controlled by, or are under common control with, Conoco. The directors and principal executive officers of Conoco, as well as significant stockholders of Conoco will be affiliates. Affiliates of Conoco may sell their shares of Conoco Class B common stock only under an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.

                      DESCRIPTION OF CONOCO CAPITAL STOCK

GENERAL

     The authorized capital stock of Conoco consists of:

     - 3.0 billion shares of Class A common stock, par value $.01 per share;

     - 1.6 billion shares of Class B common stock, par value $.01 per share; and

     - 250 million shares of preferred stock, par value $.01 per share.

There is no preferred stock outstanding on the date of this document. As of May 14, 1999, there were approximately 190.8 million shares of Class A common stock and 436.5 million shares of Class B common stock outstanding. DuPont owns all the Class B common stock.


     The following is a description of the material terms of Conoco's certificate of incorporation affecting the relative rights of Conoco's capital stock. The following description of the capital stock of Conoco is intended as a summary only. For complete information, you should read Conoco's certificate of incorporation and by-laws incorporated by reference as an exhibit to the registration statement of which this document forms a part. To find out where you can get copies of these documents, see "Where You Can Find More Information" on page 154.


COMMON STOCK

  VOTING RIGHTS

     The holders of Class A common stock and Class B common stock generally have identical rights, except that holders of Class A common stock have one vote per share while holders of Class B common stock have five votes per share. Generally, matters to be voted on by stockholders, including amendments to the certificate of incorporation, must be approved by a majority vote of the holders of Conoco common stock, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. However, a majority vote of the affected class, voting separately, is also necessary for amendments of the certificate of incorporation that would adversely affect the rights of the Class A common stock or the Class B common stock. Holders of Class A common stock may not vote on any change in the rights of the Class B common stock that would not adversely affect their rights. A change relating to any one-for-one conversion or exchange of the Class B common stock into or for Class A common stock shall be deemed not to adversely affect the rights of the Class A common stock. Any amendment to the certificate of incorporation to increase the authorized shares of any class of capital stock of Conoco requires the approval only of a majority of the votes entitled to be cast by the holders of Conoco common stock voting together as a single class.

     Holders of shares of Conoco's common stock may not cumulate their votes in the election of directors. In cumulative voting, a stockholder has a number of votes equal to the number to which his stockholdings would entitle him, multiplied by the number of directors being elected. A stockholder can then vote all of those votes in favor of one or more directors. This improves a minority stockholder's ability to influence the election of specific directors.

  DIVIDENDS

     All holders of Conoco common stock will share equally on a per share basis in any dividend declared by the board of directors, subject to any rights of any outstanding preferred stock to receive dividends. If the board declares a stock dividend, stockholders of each class of common stock must receive shares of the class of stock they already hold. Additionally, all common stockholders must receive the same number of dividend shares on a per share basis.

     Conoco may not reclassify, subdivide or combine shares of either class of common stock without simultaneously doing the same to shares of the other class.

  CONVERSION

     Each share of Conoco Class B common stock is currently convertible while held by DuPont or any of its subsidiaries excluding Conoco, at the holder's option, into one share of Class A common stock. Following the exchange offer, shares of Class B common stock, including any shares retained by DuPont or its affiliates because the exchange offer is undersubscribed, will no longer be convertible into shares of Class A common stock.

     Prior to the exchange offer, any shares of Class B common stock transferred to a person other than DuPont or any of its subsidiaries, excluding Conoco, will automatically convert into shares of Class A common stock upon the transfer. Shares of Class B common stock transferred to stockholders of DuPont in the exchange offer will not be converted into shares of Class A common stock. Following the exchange offer, shares of Class B common stock will remain Class B common stock when transferred and will not convert into Class A common stock.

     If the exchange offer, or other transaction intended to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, does not occur, all shares of Class B common stock will automatically convert into Class A common stock when the number of shares of Class B common stock owned by DuPont falls below 50 percent of the total number of outstanding shares of Conoco common stock. This provision prevents DuPont from owning less than 50 percent of Conoco's economic value while still retaining control of more than 80 percent of Conoco's voting power. Any time Class B common stock is converted into Class A common stock, the holder of the Class B common stock will receive an equal number of shares of Class A common stock.

  OTHER RIGHTS

     If Conoco merges or consolidates with another corporation and shares of common stock are converted into or exchangeable for shares of stock, other securities or property, all holders of common stock, regardless of class, will be entitled to receive the same kind and amount of payment for their shares. This requirement can be waived by a majority vote of each class of holders of common stock.

     If Conoco is liquidated, dissolved or wound up, after full payment of any required amounts to preferred stockholders, all holders of common stock, regardless of class, will receive the same amount per share of any assets distributed to common stock holders.

     No shares of either class of common stock have any right to be redeemed or to purchase additional shares of common stock or other securities of Conoco.

     All the outstanding shares of Conoco common stock are validly issued, fully paid and nonassessable.

PREFERRED STOCK

     At the direction of its board of directors, Conoco may issue preferred stock from time to time in one or more series. Conoco's board of directors may, without any action by holders of common stock, adopt resolutions to issue preferred stock, which may include voting, dividend, redemption, conversion, exchange and liquidation rights as well as other rights and features of any series of preferred stock. The Conoco board of directors, without stockholder approval, may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of the common stock and that could hinder takeovers. Conoco has no current plans to issue any shares of preferred stock. The ability of the board of directors to issue preferred stock without stockholder approval may delay, defer or prevent a change in control of Conoco or the removal of existing management.

     For purposes of the rights plan described below, Conoco's board of directors has designated 1.0 million shares of Series A junior participating preferred stock, par value $.01 per share. For a description of the rights plan, see "-- Anti-Takeover Effects of Certificate and By-law Provisions -- Rights Plan."

ANTI-TAKEOVER EFFECTS OF CERTIFICATE AND BY-LAW PROVISIONS

  GENERAL

     The provisions of the certificate of incorporation and by-laws summarized below may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including offers or attempts that might result in a premium being paid over the market price for the common stock.

  BOARD OF DIRECTORS

     The certificate of incorporation and by-laws provide that the Conoco board of directors is divided into three classes of directors, with the classes to be as equal in number as possible. At the time of the initial public offering, the classes were elected for one, two and three-year terms expiring at the annual meeting of stockholders to be held in 1999, 2000 and 2001. Each director is to hold office until his or her successor is duly elected and qualified. Beginning with the 1999 annual meeting of stockholders, directors will be elected for three-year terms.

     The certificate of incorporation and by-laws provide that Conoco's board of directors will initially consist of nine members. The certificate of incorporation and by-laws also provide that Conoco shall have not less than six nor more than 15 directors. A majority of the entire board of directors determines the exact number of directors. The certificate of incorporation also provides that any vacancies on the board will be filled by the majority vote of the remaining directors, even if less than a quorum, or by a sole remaining director. However, if a vacancy on the board of directors is caused by the stockholders removing a director, then only the stockholders can fill the vacancy, and the directors have no power to do so.

     The certificate of incorporation and the by-laws provide that stockholders can remove directors, with or without cause; provided that a two-thirds majority vote of stockholders is required to remove directors during the period:

     - beginning on the first date that DuPont does not beneficially own shares representing 50 percent or more of the votes entitled to be cast by Conoco's voting stock; and

     - ending on the first date that DuPont does not beneficially own shares representing 30 percent or more of the votes entitled to be cast by Conoco's voting stock.

We refer to the date on which DuPont falls below the 50 percent voting threshold as the first trigger date and the date on which DuPont falls below the 30 percent voting threshold as the second trigger date.

     Notwithstanding the previous paragraph, from and after the second trigger date, directors of Conoco may only be removed for cause by a majority vote of stockholders.

     "Cause" will exist if the board of directors has determined that removal of a director is in the best interests of Conoco. If the board of directors has not made that determination, then "cause" will exist only if:

     - the director has been convicted, or when a director is granted immunity to testify when another has been convicted, of a felony by a court and such conviction is no longer subject to direct appeal;

     - a majority of the directors or a court finds the director guilty of willful misconduct in performing his duties to Conoco in a matter of substantial importance to Conoco; or

     - a court finds the director mentally incompetent, and the mental incompetency directly affects his ability as a director of Conoco.

     Whenever holders of preferred stock may elect directors of Conoco because Conoco has not paid dividends or because of other defaults under the terms of the preferred stock, any of those directors can only be removed as provided under the terms of the preferred stock.

     The by-laws provide that:

     - prior to the first trigger date, a majority of the directors on the audit and compliance committee and the compensation committee of the board of directors must be directors chosen by DuPont; and

     - on and after the first trigger date, but so long as DuPont owns shares representing 10 percent or more of the votes entitled to be cast by Conoco's voting stock, each committee of the board of directors must include at least one director chosen by DuPont.

  ADVANCE NOTICE PROCEDURES

     In general, a stockholder wishing to nominate directors or bring up other matters for consideration at an annual meeting of stockholders must notify Conoco in writing between 90 and 120 days prior to the anniversary of the previous year's annual meeting of stockholders. The notice must contain required information about the person to be nominated or the matters to be brought before the meeting and about the stockholder submitting the proposal. The certificate of incorporation and the by-laws provide that, as long as DuPont controls more than 10 percent or more of the votes entitled to be cast by Conoco's voting stock, DuPont does not have to comply with these notice procedures for director nominations and stockholder proposals.

  SPECIAL MEETINGS

     The by-laws provide that currently only specified officers of Conoco or any officer at the request of the board of directors or committee of the board may call special meetings; stockholders may not call special meetings. The certificate of incorporation and the by-laws provide that, after the second trigger date, only the chairman of the board or the board of directors may call special meetings of stockholders and stockholders may not call special meetings. In addition, the certificate of incorporation and the by-laws provide that currently stockholders may act by written consent, but that after the second trigger date stockholders may only act at an annual or special meeting of stockholders and not by written consent. No business other than that stated in the notice of such meeting may be transacted at any special meeting.

  FAIR PRICE PROVISION

     The certificate of incorporation includes a "fair price" provision that prohibits business combinations with related persons unless the following conditions are met:

     The holders of each class of common stock receive the same payment as the other class and either:

          - the payment is the same as the highest amount the related person paid in a tender offer completed within one year of the date of the definitive agreement for the business combination and the related person purchased at least 50% of each class of common stock in the tender offer; or

          - the payment is not less than what the related person paid or agreed to pay for any shares of Conoco's voting stock in a transaction completed within one year of the date of the definitive agreement for the business combination in which the related person became or during which the related person was a 15% holder of any class of Conoco's voting stock.

     Alternatively, the transaction will be permitted if it is approved by a majority of the continuing directors or:

          - at least 66 2/3% of the votes entitled to be cast by the voting stock;

          - at least 50.01% of the votes entitled to be cast by the voting stock other than votes entitled to be cast by the related person;

          - from and after the first trigger date, a majority of the votes entitled to be cast by each class of common stock, excluding the common stock owned by the related person, with each class voting separately as a class.

     After the second trigger date, the required approval percentages set forth in the first and second bullets in this paragraph increase to 80% and 66 2/3%. The same percentage approvals are also required to amend the fair price provisions. The fair price provision will not be applicable at such time as all shares of Class B common stock have been converted into or exchanged for Class A common stock.

     Under the fair price provision, a related person is any person, other than DuPont and its affiliates and associates, that beneficially owns 15 percent or more of any class of Conoco's voting stock or is an affiliate of

Conoco and at any time within the preceding two-year period was the beneficial owner of 15 percent or more of any class of Conoco's voting stock.

     The types of business combinations covered by the fair price provision are

     - any merger or consolidation of Conoco or any of its subsidiaries with a related person or an affiliate of a related person;

     - any sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of Conoco to a related person or an affiliate of a related person;

     - reclassifications, recapitalizations and other corporate actions requiring a stockholder vote that would increase by more than one percent the proportionate share of any class of voting stock beneficially owned by the related person or an affiliate of a related person; and

     - a dissolution of Conoco caused or proposed by a related person or an affiliate of a related person.

     A continuing director is a director who is unaffiliated with the related person and who was a director before the related person became a related person, and any successor of a continuing director who is unaffiliated with a related person and is recommended or nominated to succeed a continuing director by a majority of the continuing directors.

  AMENDMENT

     A two-thirds majority vote of Conoco's voting stock is required to amend provisions of Conoco's certificate of incorporation and by-laws relating to:

     - stockholder action by written consent;

     - the right to call special meetings of stockholders;

     - advance notice procedures with respect to stockholder meetings, including DuPont's exemption from those procedures;

     - board of directors classification and removal provisions; and

     - amendments changing the voting requirements for amendments;

provided that after the first trigger date, if there are any shares of Class B common stock outstanding, approval by a majority of the votes entitled to be cast by the holders of each class of common stock, voting separately by class, is also required. After the second trigger date, the required vote to amend these provisions increases to 80%.

     The board of directors may also amend the by-laws.

  EFFECT OF EXCHANGE OFFER ON THE FOREGOING PROVISIONS

     If the exchange offer is completed, the date of completion will be the second trigger date. Accordingly, from that time

     - directors may only be removed for cause, by majority vote of Conoco's voting stock;

     - stockholders will no longer be able to take action by written consent;

     - the stockholder approval percentages for business combinations with related parties described in the Fair Price Provision section above, will increase to 80 percent and 66 2/3 percent; and

     - amendments by stockholders of the provisions described under the section "Amendment" above will require 80 percent of the votes of Conoco's voting stock and a majority vote of each class.

  RIGHTS PLAN


     The board of directors has adopted a share purchase rights plan. Pursuant to the rights plan, one preferred share purchase right accompanies each outstanding share of Conoco common stock. We refer to these securities as "rights". Each holder of a right is entitled to purchase from Conoco one one-thousandth of a share of the junior participating preferred stock at a price of $88, subject to adjustment. The description and terms of the rights are set forth in a rights agreement between Conoco and First Chicago Trust Company of New York. The following description is only a summary. For complete information you should read the rights agreement, which has been incorporated by reference as an exhibit to the registration statement of which this document is a part. To find out where you can get a copy of the rights agreement, see "Where You Can Find More Information" on page 154.


     The rights are attached to all certificates representing the currently outstanding common stock and will attach to all common stock certificates Conoco issues prior to the "rights distribution date." That date would occur, except in some cases, on the earlier of

     (1) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "acquiring person") has acquired beneficial ownership of

     - 15 percent or more of the outstanding Class A common stock;

     - 15 percent or more of the outstanding Class B common stock; or

     - any combination of Class A common stock and Class B common stock representing 15 percent or more of the votes of all shares entitled to vote in the election of directors; or

     (2) 10 business days, or such later date as the board of directors may determine, following the start of a tender offer or exchange offer that would result, if closed, in a person becoming an acquiring person,

     Until the rights distribution date or earlier redemption or expiration of the rights, the rights will only be transferred with the common stock. Until the rights distribution date or earlier redemption or expiration of the rights, all shares of common stock which are issued will have associated rights. As soon as practicable following the rights distribution date, Conoco will mail separate certificates evidencing the rights to holders of common stock, as of the close of business on that date. From and after the rights distribution date, only separate rights certificates will represent the rights.

     The rights will not be exercisable until the rights distribution date. The rights will expire on August 31, 2008, unless this date is extended or unless Conoco redeems the rights earlier as described below.

     If any person or group becomes an acquiring person, the rights held by the acquiring person will become void. At that time each other holder of a right, will from that time have the right to receive upon exercise that number of shares of the class of common stock attributable to the right, having a then-current market price of two times the exercise price of the right. If Conoco is acquired in a merger or other business combination transaction or 50 percent or more of its consolidated assets or earning power are sold after a person or a group becomes an acquiring person, each holder of a right will from that time on have the right to receive, upon exercising the right at the then-current exercise price, a number of shares of common stock of the acquiring company which has a then-current market price of two times the exercise price of the right.

     At any time until the tenth business day following the public announcement that a person or group has become an acquiring person, the board of directors may redeem all of the rights at a price of $.01 per right. If the board timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

     The board of directors may amend the terms of the rights without the consent of the holders of the rights prior to the rights distribution date. After the rights distribution date, the board may amend the rights agreement to cure any ambiguity, to make changes that do not adversely affect the interests of holders of rights, or to shorten or lengthen any time period under the rights agreement; provided, however, that the board may not amend the rights to lengthen a time period relating to when the rights may be redeemed if the rights are not redeemable at that time. All amendments require the consent of DuPont if DuPont holds 30 percent of voting power of the outstanding shares of common stock. No amendments to the definition of acquiring person can be made at any time without DuPont's consent, if DuPont holds 10 percent of voting power of the outstanding shares of common stock.

     Until a right is exercised, the holder of the right will have no rights as a stockholder of Conoco, including, without limitation, the right to vote or to receive dividends.

     The board may adjust the number of outstanding rights and the number of one-thousandths of a junior preferred share issuable upon exercise of each right in the event of a stock split of or a common stock dividend on the common stock or subdivisions, consolidations or combinations of the common stock occurring prior to the rights distribution date.

     The board may adjust the purchase price payable, and the number of junior participating preferred stock or other securities or property issuable, upon exercise of the rights from time to time to prevent dilution in the event of some transactions affecting the junior participating preferred stock.

     With some exceptions, the rights agreement does not require Conoco to adjust the purchase price until cumulative adjustments amount to at least one percent of the purchase price. No fractional junior participating preferred stock will be issued, other than fractions which are integral multiples of one one-thousandth of a junior preferred share, which may, at Conoco's option, be evidenced by depositary receipts. Instead of issuing fractional shares, an adjustment in cash will be made based on the market price of the junior participating preferred stock on the last trading day prior to the date of exercise.

     Junior participating preferred stock purchasable upon exercise of the rights will not be redeemable. Each junior preferred share will be entitled to a minimum preferential quarterly dividend payment of $.01 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the junior participating preferred stock will be entitled to a minimum preferential liquidation payment of $1,000 per share but will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Each junior preferred share will have 1,000 votes voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each junior preferred share will be entitled to receive 1,000 times the amount received per share of the common stock. These rights are protected by customary anti-dilution provisions.

     The rights have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire Conoco without the approval of the board of directors. The rights should not interfere with any merger or other business combination approved by the board of directors prior to the time that a person or group has acquired beneficial ownership of 15 percent or more of the Class A common stock, Class B common stock or voting power of the outstanding shares of common stock since the rights may be redeemed by Conoco until such time.

     DuPont is excluded from the definition of acquiring person and therefore its ownership cannot trigger the distribution of rights under the rights plan.

CONTRACTUAL RELATIONS AMONG CONOCO, DUPONT AND RELATED ENTITIES

     The certificate of incorporation provides that, if specified disclosure conditions are satisfied and if fair as to Conoco as of the time it is authorized, approved or ratified by the board of directors, by a committee thereof or by the stockholders, no contract, agreement, arrangement or transaction between:

     - Conoco and DuPont,

     - Conoco and one or more of the directors or officers of Conoco, DuPont or a related entity, as defined below, or

     - Conoco and any related entity

will be void or voidable solely because DuPont, any related entity or any one or more of the officers or directors of Conoco, DuPont or any related entity are parties to the contract, agreement, arrangement or transaction, or solely because any such directors or officers are present at or participate in the meeting of the board of directors or committee thereof that authorizes the contract, agreement, arrangement or transaction or solely because his or their votes are counted for such purpose, and DuPont, any related entity and such directors and officers:

     - will have fully satisfied and fulfilled their fiduciary duties to Conoco and its stockholders with respect to the contract, agreement, arrangement or transaction;

     - will not be liable to Conoco or its stockholders for any breach of fiduciary duty by reason of the entering into, performance or completion of any such contract, agreement, arrangement or transaction;

     - will be deemed to have acted in good faith and in a manner such persons reasonably believe to be in and not opposed to the best interests of Conoco; and

     - will be deemed not to have breached their duties of loyalty to Conoco and its stockholders and not to have derived an improper personal benefit therefrom.

A "related entity" is a corporation, partnership, association or other organization in which one or more of Conoco's directors have a financial interest.

DELAWARE BUSINESS COMBINATION STATUTE

     Conoco is subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an "interested stockholder," which is defined generally as a person owning 15% or more of a corporation's voting stock or any affiliate or associate of that person, from engaging in a broad range of "business combinations," with the corporation for three years after becoming an interested stockholder unless:

     - the board of directors of the corporation had previously approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, that person owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned in employee stock plans in which participants do not have the right to determine whether shares held subject to the plan will be tendered; or

     - following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66 2/3 percent of the outstanding voting stock not owned by the interested stockholder.

     Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

     DuPont and its affiliates are excluded from the definition of interested stockholder under the terms of Section 203. Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.

LIMITATIONS ON DIRECTORS' LIABILITY

     The certificate of incorporation provides that no director of Conoco shall be liable to Conoco or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

     - for any breach of the director's duty of loyalty to Conoco or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - in respect of unlawful dividend payments or stock redemptions or repurchases as provided in Section 174 of the Delaware General Corporation Law; or

     - for any transaction from which the director derived an improper personal benefit.

     These provisions eliminate the rights of Conoco and its stockholders suing through stockholders' derivative suits on behalf of Conoco to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. Conoco's by-laws provide for indemnification of directors and officers to the maximum extent permitted by Delaware law. Conoco has also entered into indemnification agreements with each of its directors providing for indemnification of such directors to the fullest extent permitted by applicable law.

LISTING


     The Conoco Class B common stock has been approved for listing on the NYSE under the trading symbol "COC.B." The Class A common stock is listed on the NYSE under the symbol "COC." When the exchange offer is completed, the symbol for the Conoco Class A Common Stock will be changed to "COC.A."


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for Conoco common stock is First Chicago Trust Company of New York.

             COMPARISON OF RIGHTS OF HOLDERS OF DUPONT COMMON STOCK
                            AND CONOCO COMMON STOCK

     Upon completion of the exchange offer, DuPont stockholders who exchange their shares of DuPont common stock for Conoco Class B common stock will become stockholders of Conoco. These holders' rights will continue to be governed by Delaware law and will be governed by the Conoco certificate of incorporation and by-laws. Because each of DuPont and Conoco is organized under the laws of Delaware, differences in the rights of a Conoco stockholder from those of a DuPont stockholder arise principally from provisions of the certificates of incorporation and by-laws of each of DuPont and Conoco.


     The following is a summary of the material differences between the companies' certificates and by-laws. The summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to the governing corporate instruments of DuPont and Conoco which you should read. Copies of the governing corporate instruments of DuPont and Conoco have been filed with the SEC. To find out where you can get copies of these documents, see "Where You Can Find More Information" on page 154.


                         CONOCO                  DUPONT
------------------------------------------------------
------------------------------------------------------

              AUTHORIZED CAPITAL STRUCTURE AND LIQUIDATION RIGHTS

                             (AS OF JUNE 30, 1999)



                                                        LIQUIDATION
    CLASS OF SECURITY      AUTHORIZED    OUTSTANDING     PREFERENCE
    -----------------      ----------    -----------    -----------
Class A common              3 billion   190.6 million       None
Class B common             1.6 billion  436.5 million       None
Preferred, $.01 par value  250 million      None       Not applicable



                                                          LIQUIDATION
   CLASS OF SECURITY     AUTHORIZED    OUTSTANDING         PREFERENCE
   -----------------     ----------    -----------        -----------
Common stock,            1.8 billion   1.1 billion            None
$0.30 par value
Preferred stock          23 million
 $4.50 DuPont Preferred               1.7 million    $100 per share if
                                                     involuntary
                                                     $115 per share if
                                                     voluntary, plus
                                                     accrued dividends in
                                                     either case
 $3.50 DuPont Preferred                0.7 million   $100 per share if
                                                     involuntary
                                                     $107 per share if
                                                     voluntary, plus
                                                     accrued dividends in
                                                     either case


                                DIVIDEND POLICY

Conoco has no legal or contractual obligation     DuPont has no legal or contractual obligation
to pay dividends. Conoco currently intends to     to pay dividends. DuPont currently intends to
pay a quarterly dividend of $.19 per share on     pay a quarterly dividend of $.35 per share on
its common stock, subject to financial results    its common stock, subject to financial results
and declaration by its board of directors.        and declaration by its board of directors.
There can be no assurance that these dividends    There can be no assurance that these dividends
or any future dividends will be declared and      or any future dividends will be declared and
paid.                                             paid.

                                 VOTING RIGHTS

Class A common stock -- 1 vote per share          Common stock -- 1 vote per share
Class B common stock -- 5 votes per share
  - Plurality vote for directors                  Plurality vote, unless required by law
  - Majority vote for other matters.
  - Both classes vote together unless required
    by law or the certificate of
    incorporation.
For more details, see, "Description of Conoco
Capital Stock -- Common Stock -- Voting
Rights."

                         CONOCO                  DUPONT
------------------------------------------------------
------------------------------------------------------

                            ANTI-TAKEOVER PROVISIONS
                     Shareholder Action by Written Consent

Shareholder action by written consent not         Stockholder action by written consent
permitted after the second trigger date.          permitted.

                               Board of Directors

Number of directors: Between six and 15           Number of Directors: More than 10
Expiration of director terms: one-third           Expiration of director terms: all expire each
expires each year                                 year
Votes required for removal:                       Vote required for removal: 50%
     - 50% (currently)
     - 66 2/3% (between first and second
trigger dates)
     - 50% and only for cause (after second
       trigger date)

                           Advance Notice Procedures

In general, a stockholder wishing to nominate     No provisions regarding advance notice of
a director or raise another proposal must         director nominations or stockholder proposals.
notify Conoco in writing between 90 and 120
days prior to the anniversary of the previous
year's annual meeting of stockholders. This
notice must contain required information
concerning the person to be nominated or the
matters to be brought before the meeting and
concerning the stockholder submitting the
proposal.

                                Special Meetings

Special meetings of stockholders generally may    Special meetings of the stockholders of DuPont
be called only by specified officers of Conoco    shall be called by the board of directors or
or by any officer at the request of the board     by the secretary of DuPont at the request of
of directors or one of the board's committees.    at least 25 percent of the outstanding stock
Special meetings cannot be called by              of DuPont entitled to vote.
stockholders of Conoco and the certificate of
incorporation and the by-laws expressly deny
stockholders the right to call special
meetings after the exchange offer.

                         CONOCO                  DUPONT
------------------------------------------------------
------------------------------------------------------

                    ANTI-TAKEOVER PROVISIONS -- (CONTINUED)

                              Fair Price Provision

Conoco's certificate of incorporation includes    No fair price provision.
a fair price provision that prohibits business
combinations with a person owning more than 15
percent of Conoco's common stock, unless the
transaction meets specified fairness criteria
or is approved by specified super-majority
voting criteria. For more details, see
"Description of Conoco Capital Stock -- Anti-
Takeover Effects of Certificate and By-Law
Provisions -- Fair Price Provision."

                                   Amendment

Amendments to provisions of Conoco's              No requirement for supermajority votes, except
certificate of incorporation and amendments to    as provided by law.
its by-laws by stockholders relating to the
following matters require two-thirds majority
of all common stock votes, provided that after
the first trigger date, if there are any
shares of Class B common stock outstanding,
approval by a majority of the votes entitled
to be cast by the holders of each class of
common stock, voting separately by class, is
also required:
-  stockholder action by written consent;
-  the right to call special meetings of
stockholders;
-  advance notice procedures with respect to
   stockholder meetings, including DuPont's
   exemption from those procedures;
-  board classification and removal
provisions; and
-  amendments changing the voting requirements
   for amendments.
After the second trigger date, the required
vote to amend those provisions increases to
80%.

                                  Rights Plan

Conoco's board of directors has adopted a         DuPont has not adopted a rights plan.
rights plan providing for the issuance of
Rights, which would cause substantial dilution
to a person or group that attempts to acquire
Conoco on terms not approved in advance by
Conoco's board of directors. For more details,
see "Description of Conoco Capital Stock --
Anti-Takeover Effects of Certificate and
By-Law Provisions -- Rights Plan."

                         CONOCO                  DUPONT
------------------------------------------------------
------------------------------------------------------

                                    LISTING


The Conoco Class B common stock has been             DuPont common stock is currently listed and
approved for listing on the NYSE under the           traded on the NYSE under the symbol "DD" and on
symbol "COC.B."                                      the Boston, Chicago, Cincinnati, Pacific,
The Class A common stock is listed on the NYSE       Philadelphia, London, Brussels, Paris,
under the symbol "COC." At the closing of the        Dusseldorf, Frankfurt and Amsterdam exchanges,
exchange offer, the symbol for the Class A           as well as the Swiss Electronic Exchange.
common stock will be changed to "COC.A."

                     ARRANGEMENTS BETWEEN CONOCO AND DUPONT

     In 1998 and prior years, there were significant transactions between Conoco and DuPont involving services such as natural gas and gas liquids supply, cash management, other financial services, purchasing, legal, computer and corporate activities. See note 3 to the notes to consolidated financial statements of Conoco.

     To govern Conoco's and DuPont's on-going relationship and to facilitate separating the two companies, Conoco and DuPont, or their respective subsidiaries, entered into various agreements, including those described below. These agreements were negotiated in the context of a parent-subsidiary relationship and therefore are not the result of arm's-length negotiations between independent parties. Therefore, these agreements may not contain terms as favorable to Conoco as Conoco could have obtained from unaffiliated third parties.

     Conoco filed the agreements summarized below as exhibits to the registration statement filed with its initial public offering. Reading the following summaries is not a substitute for reading the documents in their entirety. To find out where you can get copies of these documents, see "Where You Can Find More Information" on page 153.

RESTRUCTURING, TRANSFER AND SEPARATION AGREEMENT

     In connection with the Conoco initial public offering, DuPont and Conoco entered into a Restructuring, Transfer and Separation Agreement, which provided for the principal transactions required to separate the two companies and the Conoco initial public offering. These transactions included transferring oil and gas assets to Conoco, dividing liabilities between DuPont and Conoco, and entering into other agreements governing the on-going relationship between DuPont and Conoco.

     To effect the separation, DuPont and its subsidiaries transferred assets related to the oil and gas business to Conoco or one of its subsidiaries, and Conoco transferred and its subsidiaries transferred assets unrelated to the oil and gas business to DuPont or one of its subsidiaries. As a result, Conoco and DuPont assumed the liabilities of the businesses they received in the transfer. DuPont and Conoco and their subsidiaries made all of the transfers on an "as is, where is" basis, and without any representations or warranties. As a result, Conoco and DuPont, each bear the economic and legal risks that these transfers did not convey good and marketable title to such assets. The parties also agreed that following the Conoco initial public offering, DuPont and its subsidiaries, on the one hand, and Conoco and its subsidiaries, on the other hand, would transfer to the other, in some instances without additional consideration, all assets which, subsequent to October 27, 1998, the effective date of the separation of Conoco from DuPont, the parties determined more properly belong in the other's business.

     The separation agreement generally provided that DuPont and Conoco assumed all of the liabilities, actual or contingent, associated with the following:

Conoco

- Conoco's historical and current operations, including the oil and gas business;

- Conoco's former chemical business, except those sold to Cain Chemical;

- Conoco's interest in the Pocahantas Gas partnership; and

- all other assets transferred to Conoco in connection with the separation of Conoco from DuPont.

DuPont

- all other business of DuPont and its subsidiaries;

- Conoco's former coal business; and

- Conoco's former chemical business sold to Cain Chemical.

     Each party also agreed to assume liabilities associated with activities and operations of the other party to the extent such activities and operations were performed for or on behalf of its current or historical business. The parties also agreed to bear responsibility in proportion to the relative amounts of waste deposited by each party on any contaminated off-site location. The separation agreement contained indemnification and contribution provisions in connection with:

     - the assumption or retention of liabilities by Conoco and DuPont;

     - the conduct of the parties' respective businesses after the separation of Conoco from DuPont;

     - misstatements or omissions in the Conoco initial public offering registration statement relating to information provided by the other party; and

     - the use of the other's trade marks, tradenames, logos or other identifiers.

     The separation agreement contains provisions regarding Conoco's corporate governance, most of which depend on the level of DuPont's ownership interest in Conoco. Upon completion of the transaction, Conoco will no longer be subject to these provisions. The separation agreement provides for the following corporate governance requirements in the event DuPont owns the following percentages of the voting power of all of Conoco's capital stock:

Percentage                 Provision

At least 10%               Each committee of the Conoco board of directors must
                           include a director chosen by DuPont.

At least 20%               Conoco must deliver to DuPont specified financial
                            information.

At least 30%               Conoco cannot recommend or take any action without
                           DuPont's consent that would limit DuPont's rights or deny any benefit to DuPont or its subsidiaries in a manner not applicable to Conoco's other stockholders

At least 50%               - DuPont can nominate a majority of Conoco's board of
                             directors.

                           - Directors chosen by DuPont must constitute a
                             majority of the Conoco board's Audit and Compensation Committee.

                           - Conoco may not change specified accounting
                             practices without DuPont's consent.

Between 10% and 50%        DuPont may designate for nomination a number of
                           Conoco directors proportionate to its voting power.

     The separation agreement provides that Conoco will, subject to specified exceptions, use the proceeds from incurring debt or issuing stock to repay debt owed to DuPont, including the $7.5 billion note described below under the caption "-- Intercompany Notes." Net proceeds from the Conoco initial public offering of $4.2 billion were used to repay a portion of debt owed to DuPont in October 1998. The separation agreement provides in general that DuPont is responsible for all nonrecurring costs, including fees and taxes, directly relating to the Conoco initial public offering, the separation of Conoco from DuPont and subsequent transactions resulting in a reduction of DuPont's ownership of outstanding voting stock, including the transaction, and will reimburse Conoco for all such costs that it incurs. Conoco and DuPont agreed in the separation agreement that Conoco will take all actions reasonably requested by DuPont to facilitate the exchange offer and that DuPont will reimburse Conoco for its expenses associated with the exchange offer. In addition, Conoco and DuPont have agreed to indemnify and provide contribution to each other and take other relevant action, in a manner similar to that set forth in the registration rights agreement.

     The separation agreement requires that Conoco use its best efforts to terminate, or have Conoco or a subsidiary of Conoco substituted for DuPont under, all existing guarantees by DuPont of obligations relating to Conoco's business. Beginning on the earlier of October 27, 2000 or the first trigger date, which will occur upon completion of the exchange offer, Conoco will pay DuPont a fee of 0.20 percent per year on the total amount of any outstanding guarantees and letters of credit. For the purpose of the fee calculation, Conoco and DuPont agreed that the amount of such guarantees was $1,610 million as of the effective date of the separation of Conoco from DuPont. The amount of guarantees for purposes of the fee calculation may be increased or decreased in good faith judgment of the chief financial officer or treasurer of DuPont to reflect changes in the financial exposure of DuPont but may only be adjusted at such time as the amount of any such adjustment exceeds $50 million.

INTERCOMPANY NOTES

     On July 20, 1998, Conoco issued a promissory note to DuPont in the aggregate principal amount of $7.5 billion. The net proceeds from Conoco's initial public offering were approximately $4,228 million. Conoco used the net proceeds of the initial public offering to repay a portion of the amounts outstanding under the note and other intercompany notes with DuPont. At March 31, 1999, the aggregate principal amount owed by Conoco to DuPont pursuant to these notes was $4,596 million. On October 27, 1998, Conoco and DuPont entered into a revolving credit agreement under which DuPont provided Conoco with a revolving credit facility in the principal amount of up to $500 million. The outstanding balance under this credit facility as of March 31, 1999 was $300 million.

     On April 20, 1999, Conoco repaid $3,970 million of principal and accrued interest on the notes with the proceeds from its $4 billion senior debt offering, and in May 1999, repaid the remaining principal and accrued interest on the notes and the revolving credit facility with the proceeds from its commercial paper program.

     For a description of the senior debt offering and commercial paper program see "Management's Discussion and Analysis of Financial Condition and Results of Operations of Conoco -- Liquidity and Capital Resources -- Financing Activities."

TAX SHARING AGREEMENT

     Conoco and a number of its subsidiaries have historically been included in DuPont's consolidated group (the "consolidated group") for United States federal income tax purposes as well as in consolidated, combined or unitary groups which include DuPont and/or a number of its subsidiaries (a "combined group") for state, local and foreign income tax purposes. Conoco and DuPont entered into a tax sharing agreement in connection with the Conoco initial public offering. Under the tax sharing agreement, Conoco and DuPont generally will make payments between them such that, with respect to tax returns for any taxable period in which Conoco or any of its subsidiaries is included in the consolidated group or any combined group, the amount of taxes to be paid by Conoco will be determined, subject to adjustments, as if Conoco and each of its subsidiaries included in the consolidated group or combined group filed their own consolidated, combined or unitary tax return. Conoco and DuPont will jointly prepare pro forma tax returns with respect to any tax return filed with respect to the consolidated group or any combined group in order to determine the amount of tax sharing payments under the tax sharing agreement. Conoco generally will be responsible for any taxes related to tax returns that include only Conoco and its subsidiaries.

     The tax sharing agreement allocates responsibility between DuPont and Conoco for preparing and filing tax returns and controlling and contesting audits and tax proceedings. DuPont will be primarily responsible for preparing and filing any tax return with respect to the consolidated group or any combined group. Conoco will be responsible for preparing the portion of any such tax return that relates exclusively to Conoco or any of its subsidiaries; however, Conoco will be required to submit any such portions to DuPont for DuPont's review and approval, which may not be unreasonably withheld. Conoco generally will be responsible for preparing and filing any tax returns that include only Conoco and its subsidiaries. DuPont will be primarily responsible for controlling and contesting any audit or other tax proceeding relating to the consolidated group or any combined group and, Conoco will have the right to control and contest any audit or tax proceeding that relates directly to any tax item included on the portion of any tax return which Conoco is responsible for preparing. Conoco may not, however, enter into any settlement or agreement or any decision in connection with any audit or tax proceeding without DuPont's approval, which may not be unreasonably withheld. Disputes arising between the parties relating to matters covered by the tax sharing agreement are subject to resolution through specific dispute resolution provisions.


     Several matters under the tax sharing agreement are currently in dispute between Conoco and DuPont. DuPont's obligations to Conoco arising out of the most significant of these matters could range from zero to up to approximately $160 million, depending on the outcome of the dispute. The effect of the dispute is not currently reflected in DuPont's or Conoco's financial statements and, regardless of the outcome of this dispute, neither DuPont nor Conoco believes the result will be material to its financial position.


     Conoco was included in the consolidated group for periods in which DuPont beneficially owned at least 80 percent of the total voting power and value of the outstanding stock of Conoco. Conoco ceased to be included in the consolidated group following the Conoco initial public offering. Each member of a consolidated group for United States federal income tax purposes is jointly and severally liable for the United States federal income tax liability of each other member of the consolidated group. Accordingly, although the tax sharing agreement allocates tax liabilities between Conoco and DuPont, for any period in which Conoco was included in the consolidated group, Conoco could be liable in the event that any United States federal income tax liability was incurred, but not discharged, by any other member of the consolidated group.

     Each of Conoco and DuPont have agreed not to take, or fail to take, any action inconsistent with any information, covenant or representation provided to the IRS in connection with obtaining the ruling and further agreed to be liable for any taxes arising from a breach of such agreement. In addition, Conoco has agreed that, during the three year period following the exchange offer and any subsequent spin-off, it will not engage in transactions that could adversely affect the tax treatment of the exchange offer and any subsequent spin-off, unless a supplemental ruling from the IRS or a tax opinion acceptable to DuPont of nationally recognized tax counsel is obtained to the effect that the proposed transaction would not adversely affect the tax treatment of the exchange offer and any subsequent spin-off. Moreover, Conoco will be liable to DuPont for any corporate level taxes incurred by DuPont as a result of the exchange offer and any subsequent spin-off to the extent such taxes are attributable to specified actions or failures to act by Conoco, or to specified transactions involving Conoco following the exchange offer and any subsequent spin-off, including the acquisition of Conoco stock by any person or persons.

EMPLOYEE MATTERS AGREEMENT

     In connection with the Conoco initial public offering, DuPont and Conoco entered into an employee matters agreement. This agreement covers claims arising out of or relating to any employee benefit or compensation plan, agreement, arrangement or program, as well as collective bargaining agreements, accrued wages and workers' compensation, holiday, vacation and disability benefits. Under this agreement, subject to specified exceptions, Conoco assumed sole responsibility for all liabilities arising relating to current and former employees of businesses transferred to Conoco under the separation agreement. We refer to these employees in this section as "transferred business employees." DuPont agreed to assume sole responsibility for liabilities relating to all of its other current and former employees. Individuals employed by both a business transferred to Conoco as well as another business retained by DuPont are considered transferred business employees if their primary employment is with a transferred business.

     Transferred business employees who participated in the DuPont pension plan continue to participate in the DuPont pension plan. Within 90 days of, and effective on, the date DuPont owns less than 80 percent of the voting power and 80 percent of the economic value of all outstanding shares of Conoco common stock, Conoco will establish its own retirement plan. This will occur upon completion of the transaction. Within six months of Conoco's establishing its own plan, so long as specified conditions are met, the trustee of the DuPont Pension Plan will transfer to the trustee of Conoco's retirement plan an amount equal to approximately 90 percent of $820 million, plus or minus any investment gains and losses and benefits payments made between the date of the separation and the date of the transfer; within 90 days of this date, the trustee of the DuPont Pension Plan will transfer the remaining 10 percent, plus interest.

     Most Conoco employees had the option, subject to specific country tax and legal requirements, effective as of the closing of the Conoco initial public offering, to cancel all or part of their DuPont options or DuPont stock appreciation rights and receive Conoco stock options and Conoco stock appreciation rights. Retired employees of Conoco did not participate in this program. All DuPont options and DuPont stock appreciation rights held by retired employees, together with all such options and stock appreciation rights held by employees who did not elect to participate in this program, will continue to be obligations solely of DuPont.

     Conoco assumed or retained pension plans and associated assets and liabilities maintained or sponsored by DuPont for the benefit of foreign employees in which only transferred business employees participate.

     In consideration of the liabilities assumed by DuPont under the employee transfer guidelines as a result of transfers of employees between Conoco and DuPont, Conoco incurred an approximate $10 million liability to DuPont. This amount was reduced by a $3 million obligation of DuPont to Conoco resulting from an agreed calculation to allocate liabilities associated with the option program based on actual levels of participation. As a result, at the effective date, Conoco owed DuPont approximately $7 million, evidenced by a promissory note. Conoco repaid this note in full in May 1999 with proceeds from its commercial paper program. Transfers of 100 or more employees between Conoco and DuPont occurring prior to the transaction will result in a supplemental cash payment to Conoco or DuPont as applicable.

TRANSITIONAL SERVICES AGREEMENTS

     In connection with the Conoco initial public offering, DuPont and Conoco entered into several transitional services agreements where they agreed to continue providing various services to each other. These services include material procurement, financial and administrative services, consulting and research services, and employee benefits administration. The parties agreed to provide each service covered for a specified time period, ranging from three to 24 months. However, either party may terminate any or all services that they receive under the transitional services agreements at any time upon 45 days prior written notice. The parties receiving services are obligated to take all steps necessary to enable them to perform the relevant services on a stand alone basis. The parties are obligated to pay fees established in the transitional services agreements based upon the type and amount of services rendered.

INFORMATION SYSTEMS AND TELECOMMUNICATION CARRIER TRANSITIONAL SERVICES AGREEMENTS AND FACILITIES LEASE AGREEMENTS

     DuPont and Conoco entered into a series of United States and foreign service agreements under which DuPont and Conoco provide information system services to each other, and DuPont provides telecommunication carrier services to Conoco. DuPont and Conoco also entered into a facilities lease agreement whereby DuPont leases data center and office facilities at Conoco's Houston, Texas and Ponca City, Oklahoma sites. The terms of these agreements range from two to nine years. Under the agreements, DuPont and third party contractors provide services to Conoco at DuPont's cost, or, in the case of third party services, at the prices and in accordance with the terms and conditions provided for in the third party agreements, and subject to an administrative fee.

NATURAL GAS SUPPLY AGREEMENT

     DuPont consumes approximately 350 million cubic feet per day of natural gas at its various facilities in the United States. Prior to the Conoco initial public offering, DuPont and Conoco entered into an agreement providing for Conoco to supply natural gas to DuPont for at least one year at cost plus a management fee reflecting market costs for similar supply services.

FEEDSTOCK FOR DUPONT'S SABINE RIVER WORKS PLANT

     Conoco owns and operates the Mont Belvieu Storage Facility, which currently supplies the Ethylene Business Unit at DuPont's Sabine River Works Plant with its full ethane feedstock requirements. Conoco also provides storage and throughput services for both ethane and ethylene and operates DuPont-owned pipelines for these products. Conoco has agreed to provide ethane and ethylene storage and throughput services for the next 30 years, and to operate DuPont-owned pipelines for the next 20 years. Conoco will supply DuPont with its partial requirements of ethane for at least two years, generally at market prices.

MOTOR CARRIER AGREEMENT

     Conoco and Sentinel Transportation Company, a wholly owned subsidiary of DuPont, have entered into a motor carrier agreement governing transportation of commodities within the United States and Canada. The motor carrier agreement expires in 1999. However, either party may terminate this arrangement at any time upon 90 days' prior written notice.

REGISTRATION RIGHTS AGREEMENT

     In connection with the Conoco initial public offering, DuPont and Conoco entered into a registration rights agreement, under which Conoco agreed to register on a shelf registration statement the sale of Conoco common stock owned by DuPont. Conoco agreed to keep the shelf registration effective for a period of two years following the date that the shelf registration becomes effective. In addition, Conoco provided DuPont with three demand registration rights and specified "piggy-back" registration rights. Such sales may be made under one or more underwritten offerings or otherwise. The parties agreed to indemnify each other and any underwriters on standard terms, including for liability under federal securities laws. Upon completion of the transaction, DuPont will no longer own any securities of Conoco which would be subject to this agreement.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material United States federal income tax consequences relating to the exchange offer and any subsequent spin-off. The summary is based on the Code, the Treasury regulations promulgated thereunder, and interpretations of the Code and Treasury regulations by the courts and the IRS, all as they exist as of the date of this document. This summary does not discuss all tax considerations that may be relevant to DuPont stockholders in light of their particular circumstances, nor does it address the consequences to DuPont stockholders subject to special treatment under the United States federal income tax laws, such as tax-exempt entities, non-resident alien individuals, foreign entities, foreign trusts and estates and beneficiaries thereof, persons who acquire such DuPont stock pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies, and dealers in securities. In addition, this summary does not address the United States federal income tax consequences to DuPont stockholders who do not hold their DuPont common stock as a capital asset. This summary does not address any state, local or foreign tax consequences. DuPont stockholders are urged to consult their tax advisors as to the particular tax consequences to them of the exchange offer and any subsequent spin-off.


     Tax Opinion, IRS Ruling and Federal Income Tax Consequences. DuPont has received a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP and a ruling from the IRS to the effect that, for United States federal income tax purposes, the exchange offer and any subsequent spin-off will qualify under
Section 355 of the Code as a distribution that is generally tax-free to DuPont stockholders and to DuPont. DuPont will not be able to rely on the tax opinion or the ruling if any factual representations made to counsel or the IRS are incorrect or untrue in any material respect or any undertakings made to counsel or the IRS are not complied with. Neither DuPont nor Conoco is aware of any facts or circumstances that would cause any such representations to be incorrect or untrue in any material respect. An opinion of counsel is not binding on the IRS or the courts.



     Nevertheless, if DuPont completes the exchange offer and any subsequent spin-off and, notwithstanding the ruling, the exchange offer and any subsequent spin-off is held to be taxable for United States federal income tax purposes, both DuPont and its stockholders that receive Conoco Class B common stock could be subject to a material amount of taxes as a result of the exchange offer and any subsequent spin-off. Conoco will be liable to DuPont for any such corporate level taxes incurred by DuPont to the extent such taxes are attributable to specified actions or failures to act by Conoco, or to specified transactions involving Conoco following the exchange offer and any subsequent spin-off. For a description of DuPont's and Conoco's obligations in connection with obtaining the ruling and potential tax liabilities if the exchange offer and any subsequent spin-off is held to be taxable, see "Arrangements Between Conoco and DuPont -- Tax Sharing Agreement", at page 148.



     The tax opinion and the ruling provide that for United States federal income tax purposes:


     - no gain or loss will be recognized by, and no amount will be included in the income of, the DuPont stockholders upon their receipt of shares of Conoco Class B common stock in the exchange offer and any subsequent spin-off;

     - for those DuPont stockholders that surrender all of their DuPont common stock in the exchange offer, the aggregate tax basis of the shares of Conoco Class B common stock held by the DuPont stockholders after the exchange offer, including any fractional share interests, will be the same as the aggregate tax basis of the shares of DuPont common stock exchanged in the exchange offer;

     - for those DuPont stockholders that do not surrender all of their DuPont common stock in the exchange offer, each such stockholder's aggregate tax basis in the DuPont common stock held before the completion of the exchange offer will be allocated between the DuPont common stock and Conoco Class B common stock, including any fractional share interests, held by such stockholder after the exchange offer and any subsequent spin-off in proportion to their relative fair market values; and

     - the holding period of the shares of Conoco Class B common stock received by the DuPont stockholders in the exchange offer and any subsequent spin-off, including any fractional share interests, will include the holding period of the shares of DuPont common stock with respect to which the shares of Conoco Class B common stock were received.

     The ruling does not specifically address tax basis issues with respect to holders of DuPont common stock who have blocks of DuPont common stock with different per share tax bases. Such holders are urged to consult their tax advisors regarding the possible tax basis consequences to them of the exchange offer and any subsequent spin-off.

     For DuPont stockholders that do not surrender all of their DuPont common stock in the exchange offer, the aggregate tax basis in the DuPont common stock and Conoco Class B common stock held after the exchange offer will equal such stockholder's aggregate tax basis in its DuPont common stock held before the exchange offer. The portion of the stockholder's aggregate tax basis allocated to Conoco Class B common stock received in the exchange offer will equal the aggregate tax basis in the DuPont common stock held before the exchange offer multiplied by a fraction equal to:

     - the fair market value of Conoco Class B common stock received in the exchange offer, divided by

     - the fair market value of Conoco Class B common stock received in the exchange offer plus the fair market value of the DuPont common stock held immediately after the exchange offer.

For DuPont stockholders that receive additional Conoco Class B common stock in any subsequent spin-off, the calculation described above must be repeated using the tax basis in the DuPont common stock, as determined following the exchange offer, as the starting point in the calculation.

     United States Treasury regulations require each DuPont stockholder that receives shares of Conoco Class B common stock in the exchange offer and any subsequent spin-off to attach to the holder's United States federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate in order to show the applicability of
Section 355 of the Code to the exchange offer and any subsequent spin-off. Within a reasonable time after the exchange offer and any subsequent spin-off, DuPont will provide DuPont stockholders who participate in the exchange offer and DuPont stockholders who receive Conoco Class B common stock in any subsequent spin-off with the information necessary to comply with such requirement, and will provide information regarding the allocation of tax basis described above.

     DuPont stockholders are urged to consult their tax advisors as to the particular tax consequences to them of the exchange offer and any subsequent spin-off, including the application of state, local and foreign tax laws and any changes in federal tax laws that occur after the date of this document.

                                 LEGAL MATTERS


     Rick A. Harrington, Senior Vice President, Legal and General Counsel of Conoco, will pass upon the validity of Conoco Class B common stock being offered hereby. Certain legal matters with respect to the transaction will be passed upon for DuPont by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York and for Conoco by Baker & Botts, L.L.P., Houston, Texas. Cravath, Swaine & Moore, New York, New York will represent the dealer manager. Skadden, Arps, Slate, Meagher & Flom LLP has in the past represented Conoco, DuPont and the dealer manager and continues to represent DuPont and the dealer manager in connection with various matters. Cravath, Swaine & Moore has in the past and continues to represent DuPont and Conoco in various matters not related to the transaction.


                                    EXPERTS

     The consolidated financial statements of Conoco as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 included in this document, and the consolidated financial statements of DuPont as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 incorporated by reference in DuPont's Annual Report on Form 10-K have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     DuPont and Conoco both file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The companies' SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov." You can also obtain information about DuPont and Conoco at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     Conoco filed a registration statement on Form S-4 to register with the SEC Conoco Class B common stock to be issued to DuPont stockholders who tender their shares in the exchange offer and whose shares of DuPont common stock are accepted for exchange. DuPont will file a Schedule 13E-4 Issuer Tender Offer Statement with the SEC with respect to the exchange offer. This document is a part of that registration statement and constitutes an offering circular of DuPont, in addition to being a prospectus of Conoco. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement, the Schedule 13E-4 or the exhibits to the registration statement and the Schedule 13E-4.

     The SEC allows DuPont to "incorporate by reference" information into this document, which means important information may be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in, or incorporated by reference in, this document. This document incorporates by reference the documents of DuPont set forth below that have been previously filed with the SEC. These documents contain important information about DuPont and its finances.


DUPONT SEC FILINGS (FILE NO. 1-815)                     PERIOD
-----------------------------------                     ------
Annual Report on Form 10-K............  Year ended December 31, 1998, filed
                                        March 19, 1999
Proxy Statement.......................  Filed March 19, 1999
Form 8-K..............................  Filed April 16, 1999
Quarterly Report on Form 10-Q.........  First Quarter ended March 31, 1999, filed May 6, 1999
Form 8-K..............................  Filed April 27, 1999.
Form 8-K..............................  Filed June 14, 1999.
Form 8-K..............................  Filed July 2, 1999.


     DuPont is also incorporating by reference additional documents that the company may file with the SEC between the date of this document and the expiration date.

     Conoco has agreed to indemnify DuPont against specified liabilities such as civil liabilities under the federal securities act, and to contribute to payments which DuPont may be required to make in respect thereof, but solely with respect to information relating to Conoco in this document. DuPont has agreed to indemnify Conoco against specified liabilities such as civil liabilities under the federal securities, and to contribute to payments which Conoco may be required to make in respect thereof, but solely with respect to information relating to DuPont in or incorporated by reference into this document.

     DuPont may have already sent you some of the documents incorporated by reference, but you can obtain any of them through the SEC or through DuPont, Morgan Stanley or D.F. King, without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this document. Stockholders may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from D.F. King or Morgan Stanley at their addresses and telephone numbers provided on the back cover of this document.

     If you would like to request documents from either company, please do so five business days before the expiration date to receive them in time.

     You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This
document is dated                , 1999. You should assume that the information
appearing in this document is accurate as of the date on the front cover of this document only. The business, financial condition, results of operations and prospects of DuPont and Conoco may have changed since that date.

                                  CONOCO INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Audited Consolidated Financial Statements

  Report of Independent Accountants.........................    F-2

  Consolidated Statement of Income -- Years Ended December
     31, 1998, 1997 and 1996................................    F-3

  Consolidated Balance Sheet -- at December 31, 1998 and
     1997...................................................    F-4

  Consolidated Statement of Stockholders' Equity/Owner's Net
     Investment and Accumulated Other Comprehensive
     Loss -- Years Ended December 31, 1998, 1997 and 1996...    F-5

  Consolidated Statement of Cash Flows -- Years Ended
     December 31, 1998, 1997 and 1996.......................    F-6

  Notes to Consolidated Financial Statements................    F-7

Unaudited Financial Information

  Supplemental Petroleum Data...............................   F-38

  Consolidated Quarterly Financial Data -- 1998 and 1997....   F-44

Interim Consolidated Financial Statements (Unaudited)

  Consolidated Statement of Income -- Three Months Ended
     March 31, 1999 and 1998................................   F-46

  Consolidated Balance Sheet -- at March 31, 1999...........   F-47

  Consolidated Statement of Cash Flows -- Three Months Ended
     March 31, 1999 and 1998................................   F-48

  Notes to Interim Consolidated Financial Statements........   F-49

     Certain supplementary financial statement schedules have been omitted because the information required to be set forth therein is either not applicable or is shown in the financial statements or notes thereto.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and the Board of Directors of Conoco Inc.

     In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Conoco Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas
February 15, 1999

                                  CONOCO INC.

                        CONSOLIDATED STATEMENT OF INCOME

                                                                   YEAR ENDED DECEMBER 31
                                                          -----------------------------------------
                                                             1998           1997           1996
                                                          -----------    -----------    -----------
                                                               (IN MILLIONS, EXCEPT PER SHARE)
Revenues
  Sales and Other Operating Revenues*...................  $    22,796    $    25,796    $    24,230
  Other Income (Note 4).................................          372            467            186
                                                          -----------    -----------    -----------
          Total Revenues................................       23,168         26,263         24,416
                                                          -----------    -----------    -----------
Costs and Expenses
  Costs of Goods Sold and Other Operating Expenses......       13,840         16,226         14,560
  Selling, General and Administrative Expenses..........          736            726            755
  Stock Option Provision (Note 22)......................          236             --             --
  Exploration Expenses..................................          380            457            404
  Depreciation, Depletion and Amortization..............        1,113          1,179          1,085
  Taxes Other Than on Income* (Note 5)..................        5,970          5,532          5,637
  Interest and Debt Expense (Note 6)....................          199             36             74
                                                          -----------    -----------    -----------
          Total Costs and Expenses......................       22,474         24,156         22,515
                                                          -----------    -----------    -----------
Income Before Income Taxes..............................          694          2,107          1,901
Provision for Income Taxes (Note 7).....................          244          1,010          1,038
                                                          -----------    -----------    -----------
Net Income..............................................  $       450    $     1,097    $       863
                                                          ===========    ===========    ===========
Earnings Per Share (Note 8)
  Basic.................................................  $       .95    $      2.51    $      1.98
  Diluted...............................................  $       .95    $      2.51    $      1.98
Weighted Average Shares Outstanding:
  Class A**.............................................           37             --             --
  Class B...............................................          437            437            437
                                                          -----------    -----------    -----------
          Total Basic...................................          474            437            437
  Stock Options**.......................................            1             --             --
                                                          -----------    -----------    -----------
          Total Diluted.................................          475            437            437
                                                          ===========    ===========    ===========
---------------
 * Includes petroleum excise taxes......................  $     5,801    $     5,349    $     5,461
** Earnings per share for the periods prior to the
   Offerings was calculated using only Class B Common
   Stock as required by SFAS 128 (see Note 8).

          See accompanying Notes to Consolidated Financial Statements

                                  CONOCO INC.

                           CONSOLIDATED BALANCE SHEET

                                     ASSETS

                                                                 DECEMBER 31
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
                                                                (IN MILLIONS)
Current Assets
  Cash and Cash Equivalents.................................  $   394    $ 1,147
  Marketable Securities.....................................       --          7
  Accounts and Notes Receivable (Note 9)....................    1,191      1,497
  Notes Receivable -- Related Parties (Note 3)..............       --        490
  Inventories (Note 10).....................................      807        830
  Prepaid Expenses..........................................      378        236
                                                              -------    -------
          Total Current Assets..............................    2,770      4,207
Property, Plant and Equipment (Note 11).....................   22,094     21,229
Less: Accumulated Depreciation, Depletion and
  Amortization..............................................  (10,681)   (10,401)
                                                              -------    -------
Net Property, Plant and Equipment...........................   11,413     10,828
                                                              -------    -------
Investment in Affiliates (Note 12)..........................    1,363      1,085
Long-Term Notes Receivable -- Related Parties (Note 3)......       --        450
Other Assets (Note 13)......................................      529        492
                                                              -------    -------
          Total.............................................  $16,075    $17,062
                                                              =======    =======

          LIABILITIES AND STOCKHOLDERS' EQUITY/OWNER'S NET INVESTMENT
Current Liabilities
  Accounts Payable (Note 14)................................  $ 1,312    $ 1,090
  Short-Term Borrowings -- Related Parties (Note 3).........       --        644
  Other Short-Term Borrowings and Capital Lease Obligations
     (Note 15)..............................................       52         72
  Income Taxes (Note 7).....................................      199        545
  Other Accrued Liabilities (Note 16).......................    1,162      1,289
                                                              -------    -------
          Total Current Liabilities.........................    2,725      3,640
Long-Term Borrowings -- Related Parties (Note 3)............    4,596      1,450
Other Long-Term Borrowings and Capital Lease Obligations
  (Note 17).................................................       93        106
Deferred Income Taxes (Note 7)..............................    1,714      1,739
Other Liabilities and Deferred Credits (Note 18)............    2,200      1,922
                                                              -------    -------
          Total Liabilities.................................   11,328      8,857
                                                              -------    -------
Commitments and Contingent Liabilities (Note 26)
Minority Interests (Note 19)................................      309        309
Owner's Net Investment......................................       --      8,087
Stockholders' Equity (Note 20)
  Preferred Stock, $.01 par value:
  250,000,000 shares authorized; none issued................       --         --
  Class A Common Stock, $.01 par value:
  3,000,000,000 shares authorized; 191,497,821 shares
     issued.................................................        2         --
  Class B Common Stock; $.01 par value:
  1,600,000,000 shares authorized; 436,543,573 shares issued
     and outstanding........................................        4         --
  Additional Paid-In Capital................................    4,955         --
  Accumulated Deficit.......................................     (244)        --
  Accumulated Other Comprehensive Loss (Note 21)............     (274)      (191)
  Treasury Stock, at cost (249,863 Class A shares)..........       (5)        --
                                                              -------    -------
          Total Stockholders' Equity........................    4,438       (191)
                                                              -------    -------
          Total Stockholders' Equity/Owner's Net
           Investment.......................................    4,438      7,896
                                                              -------    -------
          Total.............................................  $16,075    $17,062
                                                              =======    =======

          See accompanying Notes to Consolidated Financial Statements

                                  CONOCO INC.

           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY/OWNER'S NET
              INVESTMENT AND ACCUMULATED OTHER COMPREHENSIVE LOSS
                               (NOTES 20 AND 21)

                                                                                                          ACCUMULATED
                                                              ADDITIONAL                                     OTHER
                                       OWNER'S NET   COMMON    PAID-IN     ACCUMULATED   COMPREHENSIVE   COMPREHENSIVE   TREASURY
                                       INVESTMENT    STOCK     CAPITAL       DEFICIT        INCOME           LOSS         STOCK
                                       -----------   ------   ----------   -----------   -------------   -------------   --------
                                                                             (IN MILLIONS)
Balance January 1, 1996..............    $ 6,762                                                             $  (8)
Comprehensive Income
  Net Income.........................        863                                            $  863
  Other Comprehensive Income (Loss):
    Foreign Currency Translation
      Adjustment.....................                                                          (39)
    Minimum Pension Liability
      Adjustment.....................                                                          (10)
                                                                                            ------
      Other Comprehensive Loss.......                                                          (49)            (49)
                                                                                            ------
        Comprehensive Income.........                                                       $  814
                                                                                            ======
Net Cash Contribution to Owner.......       (993)
Other Transfer from Owner............          4
                                         -------                                                             -----
Balance December 31, 1996............      6,636                                                               (57)
Comprehensive Income
  Net Income (Loss)..................      1,097                                            $1,097
  Other Comprehensive Income (Loss):
    Foreign Currency Translation
      Adjustment.....................                                                         (121)
    Minimum Pension Liability
      Adjustment.....................                                                          (13)
                                                                                            ------
      Other Comprehensive Loss.......                                                         (134)           (134)
                                                                                            ------
        Comprehensive Income.........                                                       $  963
                                                                                            ======
Net Cash Contribution from Owner.....        360
Other Transfers to Owner.............         (6)
                                         -------                                                             -----
Balance December 31, 1997............      8,087                                                              (191)
Comprehensive Income
  Net Income (Loss)..................        694                              $(244)        $  450
  Other Comprehensive Income (Loss):
    Foreign Currency Translation
      Adjustment.....................                                                          (25)
    Minimum Pension Liability
      Adjustment.....................                                                          (58)
                                                                                            ------
      Other Comprehensive Loss.......                                                          (83)            (83)
                                                                                            ------
        Comprehensive Income.........                                                       $  367
                                                                                            ======
Net Cash Contribution to Owner.......       (512)
Dividends to Owner (Note 3)..........     (8,200)
Other Transfers from Owner...........        433
Capitalization from Owner at
  Offerings..........................       (502)      $4       $  498
Initial Public Offering..............                   2        4,226
Compensation Plans...................                               (5)
Treasury Stock Purchases.............                                                                                      $(5)
Stock Option Provision (Note 22).....                              236
                                         -------       --       ------        -----                          -----         ---
Balance December 31, 1998............    $    --       $6       $4,955        $(244)                         $(274)        $(5)
                                         =======       ==       ======        =====                          =====         ===

          See accompanying Notes to Consolidated Financial Statements

                                  CONOCO INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31
                                                              ---------------------------
                                                               1998      1997      1996
                                                              -------   -------   -------
                                                                     (IN MILLIONS)
Cash Provided by Operations
  Net Income................................................  $   450   $ 1,097   $   863
  Adjustments to Reconcile Net Income to Cash Provided by
     Operations:
     Depreciation, Depletion and Amortization...............    1,113     1,179     1,085
     Dry Hole Costs and Impairment of Unproved Properties...      163       169       137
     Stock Option Provision (Note 22).......................      236        --        --
     Inventory Write-down to Market (Note 10)...............       97        --        --
     Deferred Income Taxes (Note 7).........................      (32)       16        10
     Income Applicable to Minority Interests................       21        24        19
     Other Non-Cash Charges and Credits -- Net..............     (137)     (271)       66
     Decrease (Increase) in Operating Assets:
       Accounts and Notes Receivable........................      125       127      (280)
       Inventories..........................................      (62)      (79)       22
       Other Operating Assets...............................     (172)      (96)       10
     Increase (Decrease) in Operating Liabilities:
       Accounts Payable and Other Operating Liabilities.....      (85)      622       362
       Accrued Interest and Income Taxes (Notes 6 and 7)....     (344)       88       102
                                                              -------   -------   -------
          Cash Provided by Operations.......................    1,373     2,876     2,396
                                                              -------   -------   -------
Investing Activities (Note 24)
  Purchases of Property, Plant and Equipment................   (1,965)   (2,644)   (1,616)
  Investments in Affiliates.................................     (385)     (339)     (326)
  Proceeds from Sales of Assets and Subsidiaries............      721       565       328
  Net Decrease (Increase) in Short-Term Financial
     Instruments............................................       31       381       (33)
                                                              -------   -------   -------
          Cash Used for Investing Activities................   (1,598)   (2,037)   (1,647)
                                                              -------   -------   -------
Financing Activities
  Short-Term Borrowings -- Receipts.........................       --        24        --
                            -- Payments.....................      (26)       (2)      (90)
  Other Long-Term Borrowings -- Receipts....................       --        33        38
                                  -- Payments...............       (4)       (3)       (1)
  Proceeds from Initial Public Offering (Notes 3 and 20)....    4,228        --        --
  Treasury Stock Purchases..................................       (5)       --        --
  Transactions with Related Parties:
     Notes Receivable -- Receipts...........................      444         9       402
                        -- Payments.........................     (152)     (617)       (9)
     Borrowings -- Receipts.................................      927       413       706
                 -- Payments................................   (5,434)     (695)     (520)
     Net Cash Contribution From (To) Owner..................     (512)      360      (993)
  Increase (Decrease) in Minority Interests (Note 19).......      (21)      (21)      280
                                                              -------   -------   -------
          Cash Used for Financing Activities................     (555)     (499)     (187)
                                                              -------   -------   -------
Effect of Exchange Rate Changes on Cash.....................       27       (39)       (2)
                                                              -------   -------   -------
Increase (Decrease) in Cash and Cash Equivalents............     (753)      301       560
Cash and Cash Equivalents at Beginning of Year..............    1,147       846       286
                                                              -------   -------   -------
Cash and Cash Equivalents at End of Year....................  $   394   $ 1,147   $   846
                                                              =======   =======   =======
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES:
  Transactions with Related Parties (Note 3):
     Dividends to Owner.....................................  $(8,200)
     Promissory Note Issued.................................    7,500
     Notes Receivable Reduced...............................      700
     Borrowings Contributed to Capital......................     (544)
                                                              -------
          Total Non-Cash Financing Activities...............  $  (544)
                                                              =======

          See accompanying Notes to Consolidated Financial Statements

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

1. BASIS OF PRESENTATION

     Conoco Inc., including its consolidated subsidiaries, ("Conoco" or the "Company") is an integrated, global energy company that is involved in the Upstream and Downstream segments of the petroleum business. Activities of the Upstream operating segment include exploring for, and developing, producing and selling crude oil, natural gas and natural gas liquids. Activities of the Downstream operating segment include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products and transporting, distributing and marketing petroleum products. The Company has four reporting segments for its Upstream and Downstream operating segments, reflecting geographic division between the United States and International. Corporate and Other includes general corporate expenses, financing costs and other non-operating items, and results for electric power and related-party insurance operations.

     The initial public offering (the "Offerings") of the Class A Common Stock of Conoco, a subsidiary of E.I. du Pont de Nemours and Company ("DuPont"), commenced on October 21, 1998, and the Class A Common Stock began trading on the New York Stock Exchange on October 22, 1998. The Offerings consisted of 191,456,427 shares of Class A Common Stock issued at a price of $23 per share, and represented DuPont's first step in the planned divestiture of its entire petroleum business. Through its ownership of 100% of the Company's Class B Common Stock (436,543,573 shares), DuPont owned approximately 70% of the Company's common stock representing approximately 92% of the combined voting power of all classes of voting stock of the Company at December 31, 1998. The holders of Class A Common Stock and Class B Common Stock generally have identical rights, except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to five votes per share on matters to be voted on by stockholders.

     Effective at the time of the Offerings, Conoco's capital structure was established and the transfer to Conoco of certain subsidiaries previously owned by DuPont was substantially complete, resulting in direct ownership of those subsidiaries. Accordingly, for periods subsequent to the Offerings, financial information is presented on a consolidated basis.

     Prior to the date of the Offerings, operations were conducted by Conoco Inc., subsidiaries of Conoco Inc. and, in some cases, subsidiaries of DuPont. The accompanying Consolidated Financial Statements for these periods are presented on a carve-out basis prepared from DuPont's historical accounting records, and include the historical operations of both entities owned by Conoco and operations transferred to Conoco by DuPont at the time of the Offerings. In this context, no direct ownership relationship existed among all the various units comprising Conoco. Accordingly, DuPont and its subsidiaries' net investment in Conoco ("Owner's Net Investment") is shown in lieu of Stockholders' Equity in the Consolidated Financial Statements. Net Cash Contributions from/to Owner prior to the Offerings include funds transferred between Conoco and DuPont for operating needs, cash dividends paid and other equity transactions.

     The Consolidated Statement of Income includes all revenues and costs directly attributable to Conoco, including costs for facilities, functions and services used by Conoco at shared sites and costs for certain functions and services performed by centralized DuPont organizations and directly charged to Conoco based on usage. In addition, services performed by Conoco on DuPont's behalf are directly charged to DuPont. The results of operations also include allocations of DuPont's general corporate expenses through the date of the Offerings.

     Prior to the date of the Offerings, all charges and allocations of cost for facilities, functions and services performed by DuPont organizations for Conoco have been deemed to have been paid by Conoco to DuPont, in cash, in the period in which the cost was recorded in the Consolidated Financial Statements. Allocations of current income taxes receivable or payable are similarly deemed to have been remitted, in cash, by or to DuPont in the period the related income taxes were recorded. Subsequent to the Offerings,

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

such costs are billed directly under transitional service agreements, and income taxes are paid directly to the taxing authorities, or to DuPont, as appropriate.

     All of the allocations and estimates in the Consolidated Financial Statements are based on assumptions that management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if Conoco had been operated as a separate entity for periods prior to the Offerings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Consolidation

     The accounts of wholly owned and majority-owned subsidiaries are included in the Consolidated Financial Statements. The equity method is used to account for investments in corporate entities, partnerships and limited liability companies in which the Company exerts significant influence, generally having a 20-50% ownership interest. The Company's 50.1 percent non-controlling interest in Petrozuata C.A. in Venezuela is accounted for using the equity method because the minority shareholder, a subsidiary of the national oil company of the Republic of Venezuela, has substantive participating rights. Undivided interests in oil and gas joint ventures and transportation assets are combined on a pro rata basis. Other investments, excluding marketable securities, are carried at cost.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results may differ from those estimates and assumptions.

  Cash Equivalents

     Cash equivalents represent investments with maturities of three months or less from time of purchase. They are carried at cost plus accrued interest, which approximates fair value.

  Inventories

     Inventories are carried at the lower of cost or market. Cost is determined under the last-in, first-out ("LIFO") method for inventories of crude oil and petroleum products. Cost for remaining inventories, principally materials and supplies, is generally determined by the average cost method. Market is determined on a regional basis and any lower of cost or market write-down is recorded as a permanent adjustment to the cost of inventory.

  Property, Plant and Equipment ("PP&E")

     PP&E is carried at cost. Depreciation of PP&E, other than oil and gas properties, is generally computed on a straight-line basis over the estimated economic lives of the facilities, which for major assets range from 14 to 25 years. When assets that are part of a composite group are retired, sold, abandoned or otherwise disposed of, the cost, net of sales proceeds or salvage value, is charged against the accumulated reserve for depreciation, depletion and amortization ("DD&A"). Where depreciation is accumulated for specific assets, gains or losses on disposal are included in period income.

     Maintenance and repairs are charged to expense; replacements and improvements are capitalized.

  Oil and Gas Properties

     The Company follows the successful efforts method of accounting, under which the costs of property acquisitions, successful exploratory wells, development wells and related support equipment and facilities

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

are capitalized. The costs of producing properties are amortized at the field level on a unit-of-production method.

     Unproved properties which are individually significant are periodically assessed for impairment, whereas the impairment of individually insignificant properties is provided by amortizing the costs based on past experience and the estimated holding period. Exploratory well costs are expensed in the period the well is determined to be unsuccessful. All other exploration costs, including geological and geophysical costs, production costs and overhead costs, are expensed in the period incurred.

     The estimated costs of dismantlement and removal of oil and gas related facilities are accrued over the properties' productive lives using the unit-of-production method and recognized as a liability as the amortization expense is recorded.

  Impairment of Long-Lived Assets

     Long-lived assets with recorded values that are not expected to be recovered through future cash flows are written down to current fair value through additional amortization or depreciation provisions. Fair value is generally determined from estimated discounted future net cash flows. Upstream properties are evaluated at the field level including both proved and risk-adjusted unproved reserves.

  Environmental Costs

     Environmental expenditures are expensed or capitalized, as appropriate, depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations, and that do not have future economic benefit, are expensed. Liabilities related to these future costs are recorded on an undiscounted basis when environmental assessments and/or remediation activities are probable and the costs can be reasonably estimated.

  Stock Compensation

     The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for stock options. Pro forma information regarding changes in net income and earnings per share data if the accounting prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", had been applied is presented in Note 22.

  Income Taxes

     The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

     Prior to the date of the Offerings, Conoco was included in the DuPont consolidated tax return and the provision for income taxes was determined using the loss benefit method. Under the loss benefit method, the current tax provision or benefit is allocated based on the amount expected to be paid or received from the consolidated group and benefits of losses and credit carry forwards are recorded when such benefits are expected to be realized by members of the consolidated group. The pro forma effect on the Consolidated

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

Statement of Income reflecting the provision for income taxes on a separate return basis prior to the Offerings is not material. For periods ending after the Offerings, Conoco will file a separate tax return. Accordingly, for periods subsequent to the Offerings, the provision for income taxes has been determined on a separate tax return basis.

     Provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates, except in cases in which earnings are deemed to be permanently invested.

  Foreign Currency Translation

     Local currency is the functional currency for the Company's integrated Western European petroleum operations. For subsidiaries whose functional currency is the local currency, assets and liabilities denominated in local currency are translated into United States dollars at end-of-period exchange rates. The resultant translation adjustment is a component of Accumulated Other Comprehensive Loss (see Note 21). Assets and liabilities denominated in other than the local currency are remeasured into the local currency prior to translation into United States dollars, and the resultant exchange gains or losses, together with their related tax effects, are included in income in the period in which they occur. Income and expenses are translated into United States dollars at average exchange rates in effect during the period.

     For subsidiaries where the United States dollar is the functional currency, all foreign currency asset and liability amounts are remeasured into United States dollars at end-of-period exchange rates, except for inventories, prepaid expenses and property, plant and equipment, which are remeasured at historical rates. Foreign currency income and expenses are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts, which are remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in current period income.

     Effective January 1, 1999, the Euro was adopted as the local currency by 11 countries participating in the European Economic and Monetary Union. For those countries in which the Company operates, the Euro concurrently became the functional currency.

  Commodity Hedging and Trading Activities

     The Company enters into energy-related futures, forwards, swaps, and options in various markets to balance its physical systems, to meet customer needs, and to manage its exposure to price fluctuations on anticipated crude oil, natural gas, refined product and electric power transactions.

     Under the Company's policy, hedging includes only those transactions that offset physical positions and reduce overall Company exposure to price risk. Trading is defined as any transaction that does not meet the definition of hedging.

     Gains and losses on hedging contracts are deferred and included in the measurement of the related transaction. Changes in market values of trading contracts are reflected in income in the period the change occurs.

     In the event a derivative designated as a hedge is terminated prior to the maturation of the hedged transaction, gains or losses realized at termination are deferred and included in the measurement of the hedged transaction. If a hedged transaction matures, is sold, extinguished or terminated prior to the maturity of a derivative designated as a hedge of such transaction, gains or losses associated with the derivative through the date the transaction matured are included in the measurement of the hedged transaction and the derivative is reclassified as for trading purposes. Derivatives designated as a hedge of

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

an anticipated transaction are reclassified as for trading purposes if the anticipated transaction is no longer likely to occur.

     In the Consolidated Statement of Cash Flows, the Company reports the cash flows resulting from its hedging activities in the same category as the related item that is being hedged.

  Recent Accounting Standards

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which the Company has adopted for the year ended December 31, 1998. This standard requires disclosing segment information on the same basis used internally for evaluating segment performance and deciding how to allocate resources to segments. It also requires disclosure of revenue and long-lived assets attributed to operations in individual countries outside the United States for which such information is material. No substantive changes in segment reporting resulted from this standard. The Company has four reporting segments for its Upstream and Downstream operating segments, reflecting geographic division between the United States and International. In addition, geographic reporting changed with revenues and long-lived assets attributed to operations in the United Kingdom, Germany and Norway disclosed separately.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosure About Pensions and Other Postretirement Benefits," that revised disclosure requirements for pension and other postretirement benefits. This statement did not affect measurement of the expense of the Company's pension and other postretirement benefits. The Company has adopted the disclosure requirements of this Statement for the year ended December 31, 1998.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that companies recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 133 provides, if certain conditions are met, that a derivative may be specifically designated as:

  - a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge),

  - a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or

  - a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction (foreign currency hedge).

     Under SFAS No. 133, the accounting for changes in fair value of a derivative depends on its intended use and designation. For a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. For a foreign currency hedge, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment. For all other items not designated as hedging instruments, the gain or loss is recognized in earnings in the period of change. The Company is required to adopt this Statement by the first quarter of 2000 and is currently assessing its effect on the Consolidated Financial Statements.

3. RELATED PARTY TRANSACTIONS

     The Consolidated Financial Statements include significant transactions with DuPont involving services (such as cash management, other financial services, purchasing, legal, computer and corporate aviation)

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

and general corporate expenses that were provided between Conoco and centralized DuPont organizations. For periods prior to the Offerings, the costs of services have been directly charged or allocated between Conoco and DuPont using methods management believes are reasonable. These methods include negotiated usage rates, dedicated asset assignment and proportionate corporate formulas involving assets, revenues and employees. Such charges and allocations are not necessarily indicative of what would have been incurred if Conoco had been a separate entity.

     Amounts charged and allocated to Conoco for these services were $121, $125 and $101 for the years 1998, 1997 and 1996, respectively, and are principally included in Selling, General and Administrative Expenses. Conoco provided DuPont services, such as computer, legal and purchasing, as well as certain technical and plant operating services, which amounted to $61, $62 and $66 in 1998, 1997 and 1996, respectively. These charges to DuPont were treated as reductions, as appropriate, of Cost of Goods Sold and Other Operating Expenses or Selling, General and Administrative Expenses.

     Interest expense charged by DuPont was $264, $124 and $143 for the years 1998, 1997 and 1996, respectively, and reflects market-based interest rates. A portion of this and other interest and debt expense was capitalized as cost associated with major construction projects. Interest income from DuPont was $43, $11 and $57 for the same years and also reflects market-based interest rates.

     Sales and Other Operating Revenues include sales of products from Conoco to DuPont, principally natural gas and gas liquids to supply several DuPont plant sites. These sales totaled $427, $420 and $413 for the years 1998, 1997 and 1996, respectively. Also included are revenues from insurance premiums charged to DuPont for property and casualty coverage outside the United States. These revenues totaled $20, $22 and $21 for the years 1998, 1997 and 1996, respectively. Purchases of products from DuPont during these periods were not material.

     Subsequent to the Offerings, these intercompany arrangements between DuPont and Conoco, excluding insurance coverage provided to DuPont, are being provided under transition service agreements or other long-term agreements. It is not anticipated that a change, if any, in these costs and revenues would have a material effect on the Company's results of operations or consolidated financial position.

     Accounts and Notes Receivable include amounts due from DuPont of $80 and $79 at December 31, 1998 and 1997, respectively, representing current month balances of transactions between Conoco and DuPont, mainly product sales and certain charges billed annually. Accounts Payable include amounts due DuPont of $52 and $4 at December 31, 1998 and 1997, respectively. Other Liabilities include accrued interest of $51 due DuPont at December 31, 1998.

     Amounts representing notes receivable or borrowings from DuPont, including its subsidiary organizations, are identified as related parties and presented separately in the Consolidated Balance Sheet. The current portion of Notes Receivable represents the accumulation of a variety of cash transfers and operating transactions with DuPont. These balances are generally interest bearing and represent net amounts of cash transferred for funding and cash management purposes and amounts charged between the companies for certain product and service purchases. At December 31, 1997, the long-term portion of Notes Receivable and amounts shown for Short-Term and Long-Term Borrowings represent borrowings between Conoco and DuPont with established due dates at market-based interest rates, except for certain short-term non-interest bearing borrowings due DuPont of $492. At December 31, 1998, related balances only reflected long-term borrowings due DuPont as further described.

     In July 1998, a dividend was declared and paid by the Company in the form of a promissory note (the "Note") to DuPont in the aggregate principal amount of $7,500 bearing interest at a rate of 6.0125 percent per annum and due on January 2, 2000. The Note may be voluntarily prepaid without penalty or premium. The Note also provides for mandatory prepayments in the event cash proceeds are realized by

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

the Company from the incurrence of indebtedness or the issuance of equity securities by the Company or its subsidiaries. The Note includes certain covenants and customary events of default, including failure to pay interest when due, certain events of bankruptcy of the Company and change of control. The consent of DuPont is also required prior to the Company entering into certain transactions.

     In September 1998, the Company declared a dividend of $700 paid through a reduction of notes receivable from DuPont and further certain intercompany notes were created.

     The net proceeds from the Offerings referred to in Note 1 were $4,228, after deducting the underwriting discounts and commissions payable by the Company. The Company used these net proceeds to repay indebtedness owed to DuPont or purchase a portion of the indebtedness owed by certain subsidiaries of the Company to DuPont as follows:

          (a) to pay accrued interest ($124) on the $7,500 Note and then to repay principal ($2,654) on such Note to the extent necessary to reduce the principal amount to $4,846;

          (b) to purchase certain intercompany notes denominated in Norwegian Kroner with an aggregate principal amount of approximately $461 after conversion to U.S. dollars, together with accrued interest ($9);

          (c) to pay accrued interest ($8) and a portion of the principal ($820) on a certain other intercompany note to the extent necessary to reduce the principal amount to $7;

          (d) to pay a portion of the principal ($152) on an intercompany demand note which reduced the outstanding balance to $52.

     During 1998, DuPont made capital contributions of $544 to the Company reflecting the retirement of certain non-interest bearing borrowings of $492 and the remaining balance of $52 on the foregoing demand note.

     Subsequent to the Offerings, the Company made an additional principal payment of $257 on the Note reducing the outstanding balance to $4,589 at December 31, 1998. Aggregate borrowings from related parties at December 31, 1998, totaled $4,596 and reflected a weighted average interest rate of 6.0 percent with maturity on January 2, 2000.

     On October 27, 1998, the Company and DuPont entered into a revolving credit agreement under which DuPont will provide the Company with a revolving credit facility in principal amount of up to $500. Loans under the revolving credit agreement will be subject to mandatory repayment to the extent the Company's cash and cash equivalents exceed $325 or such higher amount as the Company and DuPont may agree. Loans under this facility bear interest at a rate equal to 30-day LIBOR plus 0.20 percent per annum and may be voluntarily prepaid without penalty or premium. There was no outstanding debt under this facility on December 31, 1998.

     The Company is obligated to repay all outstanding debt owed to DuPont at such time as DuPont's direct or indirect voting power in the Company falls below 50 percent of the outstanding voting power of the Company. The Company intends to refinance outstanding related party debt owed to DuPont with a combination of commercial paper and public debt in 1999.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

4. OTHER INCOME

                                                              1998    1997    1996
                                                              ----    ----    ----
Interest income
  Related parties (see Note 3)..............................  $ 43    $ 11    $ 57
  Other, net of miscellaneous interest expense..............    46      66      67
                                                              ----    ----    ----
                                                                89      77     124
Equity in earnings of affiliates (see Note 12)..............    22(1)   40     (25)
Gain on sales of assets(2)..................................   206     314      84
Exchange gain (loss)........................................    51      27      (5)
Other -- net................................................     4       9       8
                                                              ----    ----    ----
                                                              $372    $467    $186
                                                              ====    ====    ====

---------------

(1) Includes a $5 charge for write-down of inventories to market in accordance with the Company's inventory valuation policy (see Note 2).

(2) 1998 includes a gain of $89 from sale of certain Upstream properties in the North Sea and the United States. 1997 includes a gain of $239 from sale of certain Upstream properties in the North Sea.

5. TAXES OTHER THAN ON INCOME

                                                               1998     1997     1996
                                                              ------   ------   ------
Petroleum excise taxes
  U.S.......................................................  $1,286   $1,201   $1,145
  Non-U.S...................................................   4,515    4,148    4,316
                                                              ------   ------   ------
                                                               5,801    5,349    5,461
Payroll taxes...............................................      42       43       48
Property taxes..............................................      64       63       55
Production and other taxes..................................      63       77       73
                                                              ------   ------   ------
                                                              $5,970   $5,532   $5,637
                                                              ======   ======   ======

6. INTEREST AND DEBT EXPENSE

                                                              1998     1997     1996
                                                              ----     ----     ----
Interest and debt cost incurred
  Related parties (see Note 3)..............................  $264     $124     $143
  Other.....................................................     7        6        6
                                                              ----     ----     ----
                                                               271      130      149
Less: Interest and debt cost capitalized....................    72       94       75
                                                              ----     ----     ----
Interest and debt expense...................................  $199     $ 36     $ 74
                                                              ====     ====     ====

     Interest paid (net of amounts capitalized) was $145 in 1998, $33 in 1997 and $77 in 1996.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

7. PROVISION FOR INCOME TAXES

                                                              1998      1997       1996
                                                              ----     ------     ------
Current tax expense
  U.S. federal..............................................  $(57)    $   64     $  155
  U.S. state and local......................................    10          5          8
  Non-U.S. .................................................   323        925        865
                                                              ----     ------     ------
          Total.............................................   276        994      1,028
                                                              ----     ------     ------
Deferred tax expense
  U.S. federal..............................................   (51)        80        (78)
  U.S. state and local......................................    (5)         8         --
  Non-U.S. .................................................    24        (72)        88
                                                              ----     ------     ------
          Total.............................................   (32)        16         10
                                                              ----     ------     ------
Provision for Income Taxes..................................   244      1,010      1,038
Foreign Currency Translation(1).............................   (22)        --         --
Minimum Pension Liability(1)................................   (26)        (7)        (5)
                                                              ----     ------     ------
          Total Provision...................................  $196     $1,003     $1,033
                                                              ====     ======     ======

---------------

(1) Represents respective deferred tax provisions for adjustments included in other comprehensive loss (see Note 21).

     Total income taxes paid worldwide were $714 in 1998, $935 in 1997 and $901 in 1996.

     The significant components of deferred tax assets and liabilities at December 31, 1998 and 1997 are as follows:

                                                                   1998                     1997
                                                           --------------------     --------------------
                                                           ASSET      LIABILITY     ASSET      LIABILITY
                                                           ------     ---------     ------     ---------
Property, plant and equipment............................  $  233      $2,296       $  182      $2,219
Employee benefits........................................     247          --          166          --
Other accrued expenses...................................     237          --          273          --
Inventories..............................................      --          90           --         102
Tax loss/tax credit carry forwards.......................     496          --          417          --
Other....................................................      25         188           27         169
                                                           ------      ------       ------      ------
          Total..........................................  $1,238      $2,574       $1,065      $2,490
                                                                       ======                   ======
Valuation allowances.....................................    (423)                    (392)
                                                           ------                   ------
          Net............................................  $  815                   $  673
                                                           ======                   ======

     Valuation allowances, which reduce deferred tax assets to an amount that will more likely than not be realized, increased $31 in 1998, primarily reflecting increases in tax assets representing operating losses incurred in exploration and start-up operations. Valuation allowances decreased by $22 in 1997, principally reflecting a $37 decrease related to tax assets representing operating losses which the Company determined will more likely than not be realized in future years. This decrease was partially offset by an increase of $15 reflecting offsets to operating losses. Valuation allowances in 1996 increased by $52 to offset increases in deferred tax assets resulting primarily from operating losses incurred in exploration and start-up operations.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     Under the tax laws of various jurisdictions in which the Company operates, deductions or credits that cannot be fully utilized for tax purposes during the current year may be carried forward, subject to statutory limitations, to reduce taxable income or taxes payable in a future year. At December 31, 1998, the tax effect of such carry forwards approximated $496. Of this amount, $312 has no expiration date, $3 expires in 1999, $5 expires in 2000, $75 expires in 2001, $46 expires in 2002, and $55 expires in 2003 and later years.

     Current deferred tax liabilities (included in the Consolidated Balance Sheet caption "Income Taxes") were $76 and $122 at December 31, 1998 and 1997, respectively.

     Current deferred tax assets included in Prepaid Expenses were $7 at December 31, 1997. In addition, Other Assets includes deferred tax assets of $31 and $37 at December 31, 1998 and 1997, respectively.

     An analysis of the Company's effective income tax rate follows:

                                                              1998      1997      1996
                                                              ----      ----      ----
Statutory U.S. federal income tax rate......................  35.0%     35.0%     35.0%
Higher effective tax rate on non-U.S. operations............   7.8      13.9      21.6
Alternative fuels credit....................................  (8.2)     (3.0)     (3.4)
Reduced tax benefit from Stock Option Provision.............   4.9        --        --
Realization of unbenefited loss from sale of subsidiary.....  (4.6)       --        --
Other -- net................................................   0.3       2.0       1.4
                                                              ----      ----      ----
Effective income tax rate...................................  35.2%     47.9%     54.6%
                                                              ====      ====      ====

     Earnings before income taxes shown below are based on the location of the corporate unit to which such earnings are attributable. However, since such earnings are often subject to taxation in more than one country, the income tax provision shown above as U.S. or non-U.S. does not correspond to the earnings set forth below.

                                                              1998     1997     1996
                                                              -----   ------   ------
U.S.........................................................  $(173)  $  740   $  563
Non-U.S.....................................................    867    1,367    1,338
                                                              -----   ------   ------
                                                              $ 694   $2,107   $1,901
                                                              =====   ======   ======

     At December 31, 1998 and 1997, respectively, unremitted earnings of non-U.S. subsidiaries totaling $1,536 and $1,645 were deemed to be permanently invested. No deferred tax liability has been recognized with regard to the remittance of such earnings. It is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.

8. EARNINGS PER SHARE

     Basic earnings per share (EPS) is computed by dividing net income (the numerator) by the weighted average number of common shares outstanding plus the effects of award and fee deferrals that are invested in Conoco stock units by certain employees and directors of the Company (the denominator). Diluted EPS is similarly computed, except that the denominator is increased to include the dilutive effects of outstanding stock options awarded under Conoco's compensation plans (see Note 22).

     As described in Note 1, the Company's capital structure was established at the time of the Offerings. In accordance with SEC Staff Accounting Bulletin No. 98, the capitalization of Class B Common Stock has been retroactively reflected for the purposes of presenting earnings per share for periods prior to the

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

Offerings. For the period subsequent to the Offerings, basic EPS reflects the Class B Common Stock plus the weighted average from the date of the Offerings of Class A Common Stock and deferred award units outstanding at the date of the Offerings. Corresponding diluted EPS for 1998 includes an additional 1,659,816 shares representing the weight average dilutive effect of outstanding stock options that resulted from the concurrent cancellation of DuPont stock options at the date of the Offerings and issuance of options with respect to Class A Common Stock.

     The denominator is based on the following weighted average number of common shares outstanding:

                                                       1998          1997          1996
                                                    -----------   -----------   -----------
Basic.............................................  473,826,632   436,543,573   436,543,573
Diluted...........................................  475,486,448   436,543,573   436,543,573

     Variable stock options for 1,724,146 shares of common stock were outstanding at December 31, 1998, but were not included in the computation of diluted EPS since the threshold price of $32.88 required for these options to be vested had not been reached.

     Common shares held as Treasury Stock are deducted in determining the number of shares outstanding.

9. ACCOUNTS AND NOTES RECEIVABLE

                                                                DECEMBER 31
                                                              ---------------
                                                               1998     1997
                                                              ------   ------
Trade.......................................................  $  805   $  916
Related parties (see Note 3)................................      80       79
Other.......................................................     306      502
                                                              ------   ------
                                                              $1,191   $1,497
                                                              ======   ======

     See Note 27 for a description of operating segment markets and associated concentrations of credit risk.

10. INVENTORIES

                                                                     DECEMBER 31
                                                                  -----------------
                                                                   1998      1997
                                                                  -------   -------
    Crude oil and petroleum products............................  $   661   $   675
    Other merchandise...........................................       22        25
    Materials and supplies......................................      124       130
                                                                  -------   -------
                                                                  $   807   $   830
                                                                  =======   =======

     As a result of reduced crude oil and petroleum product price levels, a write-down to market of $97 was made in the fourth quarter of 1998, in accordance with the Company's inventory valuation policy (see Note 2). At December 31, 1997, the excess of market over book value of inventories valued under the LIFO method was $152. Inventories valued at LIFO represented 82 percent and 81 percent of consolidated inventories at December 31, 1998 and 1997, respectively.

     During 1998, 1997 and 1996, certain LIFO inventory quantities were reduced resulting in partial liquidation of the LIFO bases, with no material effect on net income.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

11. PROPERTY, PLANT AND EQUIPMENT

                                                                          DECEMBER 31
                                                             -------------------------------------
                                                                   GROSS                NET
                                                             -----------------   -----------------
                                                              1998      1997      1998      1997
                                                             -------   -------   -------   -------
Oil and Gas Properties
  Unproved.................................................  $ 1,159   $ 1,491   $   942   $ 1,230
  Proved...................................................   13,488    12,420     6,236     5,480
Other......................................................    1,280     1,316       845       871
                                                             -------   -------   -------   -------
          Total Upstream...................................   15,927    15,227     8,023     7,581
Refining...................................................    3,834     3,803     1,958     1,952
Marketing and Distribution.................................    2,255     2,199     1,375     1,295
                                                             -------   -------   -------   -------
          Total Downstream.................................    6,089     6,002     3,333     3,247
Corporate(1)...............................................       78        --        57        --
                                                             -------   -------   -------   -------
                                                             $22,094   $21,229   $11,413   $10,828
                                                             =======   =======   =======   =======

---------------

(1) Includes aviation investment transferred from DuPont in 1998 and corporate software.

     Property, Plant and Equipment includes Downstream gross assets acquired under capital leases of $41 at December 31, 1998 and 1997; related amounts included in Accumulated Depreciation, Depletion and Amortization were $12 and $10 at December 31, 1998 and 1997, respectively.

12. SUMMARIZED FINANCIAL INFORMATION FOR AFFILIATED COMPANIES

     Summarized consolidated financial information for affiliated companies for which Conoco uses the equity method of accounting (see Note 2, "Basis of Consolidation") is shown below on a 100 percent basis. The most significant of these affiliates are Malaysia Refining Company Sdn. Bhd. (40%), Petrozuata C.A. (50.1% -- see Note 2), CFJ Properties (50%), Pocahontas Gas Partnership (50%), Excel Paralubes (50%), Polar Lights Company (50%), and Ceska Rafinerska a.s. (16.33%).

     Dividends received from equity affiliates were $105 in 1998, $58 in 1997 and $85 in 1996.

                                                               YEAR ENDED DECEMBER 31
                                                              ------------------------
                                                               1998     1997     1996
                                                              ------   ------   ------
RESULTS OF OPERATIONS
Sales(1)....................................................  $6,744   $7,521   $6,622
Earnings before income taxes................................     358      556      305
Net income..................................................     252      345      140
Conoco's equity in earnings of affiliates (see Note 4)......      22       40      (25)

---------------

(1) Includes sales to Conoco of $574 in 1998, $568 in 1997 and $359 in 1996.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

                                                                DECEMBER 31
                                                              ----------------
                                                               1998      1997
                                                              -------   ------
FINANCIAL POSITION
Current assets..............................................  $ 2,771   $2,543
Non-current assets..........................................    8,682    6,826
                                                              -------   ------
          Total assets......................................  $11,453   $9,369
                                                              -------   ------
Short-term borrowings(1)....................................  $   897   $  550
Other current liabilities...................................    1,650    1,308
Long-term borrowings(1).....................................    4,743    4,364
Other long-term liabilities.................................    1,119      645
                                                              -------   ------
          Total liabilities.................................  $ 8,409   $6,867
                                                              -------   ------
Conoco's investment in affiliates (includes advances).......  $ 1,363   $1,085
                                                              =======   ======

---------------

(1) Conoco's pro rata interest in total borrowings was $1,828 in 1998 and $1,586 in 1997, of which $967 in 1998 and $826 in 1997 were guaranteed by the Company or DuPont, on behalf of, and indemnified by, the Company. These amounts are included in the guarantees disclosed in Note 26.

     At December 31, 1998, Conoco's equity in undistributed earnings of its affiliated companies was $114.

13. OTHER ASSETS

                                                                DECEMBER 31
                                                              ----------------
                                                               1998      1997
                                                              -------   ------
Prepaid pension cost (see Note 23)..........................  $    50   $   71
Long-term receivables.......................................       71       74
Other securities and investments(1).........................      116      100
Deferred pension transition obligation (see Note 23)........      109      116
Other(2)....................................................      183      131
                                                              -------   ------
                                                              $   529   $  492
                                                              =======   ======

---------------

(1) Includes $74 and $97 at December 31, 1998 and 1997, respectively, representing marketable securities classified as available for sale and reported at fair value. The remainder represents investments which are reported at cost.

(2) Includes intangible assets of $14 and $15 at December 31, 1998 and 1997, respectively.

14. ACCOUNTS PAYABLE

                                                                DECEMBER 31
                                                              ----------------
                                                               1998      1997
                                                              ------    ------
Trade.......................................................  $  906    $  969
Payables to banks...........................................     124        85
Related parties (see Note 3)................................      52         4
Other.......................................................     230(1)     32
                                                              ------    ------
                                                              $1,312    $1,090
                                                              ======    ======

---------------

(1) Includes $158 for property acquisitions.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     Payables to banks represent checks issued on certain disbursement accounts but not presented to the banks for payment.

15. OTHER SHORT-TERM BORROWINGS AND CAPITAL LEASE OBLIGATIONS

                                                                DECEMBER 31
                                                              ---------------
                                                               1998     1997
                                                              ------   ------
Industrial development bonds................................  $   24   $   24
Bank borrowings (foreign currency)..........................      --       21
Long-term borrowings payable within one year................      26       25
Capital lease obligations...................................       2        2
                                                              ------   ------
                                                              $   52   $   72
                                                              ======   ======

     The Company has uncommitted short-term bank credit lines of approximately $122 and $42 at December 31, 1998 and 1997, respectively. These lines are denominated in United States dollars or various foreign currencies to support general international operating needs. No significant advances were outstanding under these lines at these respective dates.

     The weighted average interest rate on other short-term borrowings outstanding at December 31, 1998 and 1997, was 3.8 percent and 3.7 percent, respectively.

16. OTHER ACCRUED LIABILITIES

                                                                DECEMBER 31
                                                              ---------------
                                                               1998     1997
                                                              ------   ------
Taxes other than on income..................................  $  354   $  376
Operating expenses..........................................     293      343
Payroll and other employee-related costs....................     102      135
Restructuring costs(1)......................................      82       --
Accrued postretirement benefits cost (see Note 23)..........      18       24
Other.......................................................     313      411
                                                              ------   ------
                                                              $1,162   $1,289
                                                              ======   ======

---------------

(1) In December 1998, Conoco announced that as a result of a comprehensive review of its assets and long-term strategy, Conoco was making organizational realignments consistent with furthering the efficiency of operations and taking advantage of synergies created by the upgrading of its asset portfolio. The announced plans are being implemented in 1999 and will result in a reduction of approximately 775 Upstream positions and 200 Downstream positions worldwide. About 75 percent of the Upstream positions and about 50 percent of the Downstream positions affected will be in the United States. These reductions largely reflect the elimination of redundancies at all levels resulting from past and ongoing consolidation of assets into operations requiring less employee support, as well as better sharing of common services and functions across regions. Associated with these announcements, Conoco recorded a charge of $82 pre-tax, or $52 after-tax, nearly all of which represents termination payments and related employee benefits to be made to persons affected. The restructuring charge, on a pre-tax basis, consisted of $31 for Upstream U.S., $36 for Upstream International, $8 for Downstream U.S. and $7 for International Downstream. At December 31, 1998, no persons left Conoco under implementation of these realignment plans, and no payments had been made. Conoco expects the restructuring efforts will be completed by year-end 1999.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

    17. OTHER LONG-TERM BORROWINGS AND CAPITAL LEASE OBLIGATIONS

                                                                DECEMBER 31
                                                              ---------------
                                                               1998     1997
                                                              ------   ------
5.75% notes due 2026........................................  $   16   $   16
6.50% notes due 2008........................................       7        7
Other loans (various currencies) due 1999-2007(1)...........      29       30
Capitalization obligation to affiliate due 2008.............      11       --
Capitalization obligation to affiliate due 1999.............      --       20
Capital lease obligations...................................      30       33
                                                              ------   ------
                                                              $   93   $  106
                                                              ======   ======

---------------

(1) Weighted average interest rates were 7.3 percent at December 31, 1998 and 1997, respectively.

     Maturities of long-term borrowings, together with sinking fund requirements for years ending after December 31, 1999, are $4 for each of the years 2000, 2001, 2002 and 2003.

18. OTHER LIABILITIES AND DEFERRED CREDITS

                                                                DECEMBER 31
                                                              ---------------
                                                               1998     1997
                                                              ------   ------
Deferred gas revenue........................................  $  371   $  379(1)
Accrued postretirement benefits cost (see Note 23)..........     331      318
Accrued pension liability (see Note 23).....................     320      230
Abandonment costs...........................................     297      310
Environmental remediation costs (see Note 26)...............     117      132
Related parties (see Note 3)................................      51       --
Other.......................................................     713      553
                                                              ------   ------
                                                              $2,200   $1,922
                                                              ======   ======

---------------

(1) 1997 includes $303 received from a contract for future sales of natural gas to Centrica, a United Kingdom gas marketing company.

19. MINORITY INTERESTS

     In 1996, certain upstream subsidiaries contributed assets with an aggregate fair value of $613 to Conoco Oil & Gas Associates L.P. (COGA) for a general partnership interest of 67 percent. The remaining 33 percent was purchased by Vanguard Energy Investors L.P. (Vanguard) as a limited partner. The net result of this transaction was to increase minority interests by $297.

     Vanguard is entitled to a cumulative annual priority return on its investment and participation in residual earnings at rates established in the partnership agreement. The priority return rate, currently 6.52 percent, is scheduled to be renegotiated in the second half of 1999. In the event the parties are unable to agree on a new return rate, Vanguard has the option to call for liquidation of the partnership, which could take place before December 31, 1999. Cash outflows arising from such liquidation should not be materially different from the recorded amount of minority interest.

     Vanguard's share of COGA's earnings was $22 or 25 percent in 1998 and $22 or 18 percent in 1997; the net minority interest in COGA held by Vanguard was $302 and $301 on December 31, 1998 and 1997, respectively.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

20. STOCKHOLDERS' EQUITY

     As described in Note 1, the Company's capital structure was established at the time of the Offerings in October 1998.

     At December 31, 1998, 4,600,000,000 shares of Class A and Class B Common Stock were authorized and 628,041,394 shares were issued, including 249,863 Class A shares held in the treasury. A summary of activity in common shares outstanding for the year 1998 is presented below:

                                                         CLASS A       CLASS B        TOTAL
                                                       -----------   -----------   -----------
Issued in connection with the initial public offering
  of Class A shares and recapitalization of DuPont
  ownership (Class B shares).........................  191,456,427   436,543,573   628,000,000
Purchase of shares for treasury (to offset dilution
  from issuances under compensation plans)...........     (250,000)      --           (250,000)
Issued on exercise of stock options (including 137
  from treasury).....................................       41,531       --             41,531
                                                       -----------   -----------   -----------
Common Shares Outstanding -- December 31, 1998.......  191,247,958   436,543,573   627,791,531
                                                       ===========   ===========   ===========

     At December 31, 1998, 250,000,000 shares of Preferred Stock were authorized, of which 1,000,000 shares were designated Series A Junior Participating Preferred Stock and reserved for issuance on exercise of preferred stock purchase rights under the Company's Share Purchase Rights Plan. Each issued share of Class A and Class B Common Stock has one preferred stock purchase Right attached to it. No preferred shares have been issued and the Rights are not currently exercisable.

     Net proceeds received from the Offerings totaled $4,228, after deduction for underwriting discounts and commissions payable by the Company, and were used to reduce indebtedness owed to DuPont (see Note 3). In addition, Additional Paid-In Capital was increased by $236 during 1998 as a result of a corresponding non-cash charge to compensation expense associated with changes in certain outstanding compensation awards made at the time of the Offerings (see Note 22).

     The Company declared a first quarter cash dividend on January 27, 1999, of $.14 per share on each outstanding share of Class A Common Stock and Class B Common Stock, payable March 12, 1999 to stockholders of record as of February 12, 1999. This initial dividend was determined on a pro rata basis covering the period from October 27, 1998 to December 31, 1998, and is equivalent to $.19 per share for a full quarter.

21. ACCUMULATED OTHER COMPREHENSIVE LOSS

     Balances of related after-tax components comprising Accumulated Other Comprehensive Loss are summarized below:

                                                               DECEMBER 31
                                                              -------------
                                                              1998    1997
                                                              -----   -----
Foreign Currency Translation Adjustment.....................  $(185)  $(160)
Minimum Pension Liability Adjustment (see Note 23)..........    (89)    (31)
                                                              -----   -----
                                                              $(274)  $(191)
                                                              =====   =====

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     Changes in related components of other comprehensive income (loss) are reported net of associated income tax effects as summarized below:

                                                                             YEAR ENDED DECEMBER 31
                                                 ------------------------------------------------------------------------------
                                                           1998                       1997                       1996
                                                 ------------------------   ------------------------   ------------------------
                                                          INCOME   AFTER-            INCOME   AFTER-            INCOME   AFTER-
                                                 PRETAX    TAX      TAX     PRETAX    TAX      TAX     PRETAX    TAX      TAX
                                                 ------   ------   ------   ------   ------   ------   ------   ------   ------
Foreign Currency Translation Adjustment........  $ (47)    $(22)    $(25)   $(121)    $--     $(121)    $(39)    $--      $(39)
Minimum Pension Liability Adjustment...........    (84)     (26)     (58)     (20)     (7)      (13)     (15)     (5)      (10)
                                                 -----     ----     ----    -----     ---     -----     ----     ---      ----
Other Comprehensive Income (Loss)..............  $(131)    $(48)    $(83)   $(141)    $(7)    $(134)    $(54)    $(5)     $(49)
                                                 =====     ====     ====    =====     ===     =====     ====     ===      ====

22. COMPENSATION PLANS

     Until the date of the Offerings, employees of Conoco participated in stock-based compensation plans administered through DuPont and involving options to acquire DuPont common stock. At the time of the Offerings, Conoco employees held a total of 10,964,917 stock options for DuPont common stock and 1,333,135 stock appreciation rights (SARs) with respect to DuPont common stock, and the Company gave those persons the option, subject to specific country tax and legal requirements, to participate in a program involving the cancellation of all or part of their DuPont stock options or SARs and the issuance by the Company, upon such cancellation, of comparable options to acquire Class A Common Stock or SARs with respect to Class A Common Stock. The substitute stock options and other awards have the same vesting provisions, option periods and other terms and conditions as the DuPont options and awards they replaced. The substitute stock options had the same ratio of the exercise price per share to the market value per share, and the same aggregated difference between market value and exercise price, as the DuPont stock options. A total of 8,921,508 DuPont stock options and 745,358 DuPont SARs were cancelled with Conoco issuing 24,275,690 stock options for Class A Common Stock and 2,279,834 SARs with respect to Class A Common Stock with comparable terms and conditions. The program was deemed a change in the terms of certain awards granted to Conoco employees. As a result, the Company incurred a non-cash charge to compensation expense of $236 in the fourth quarter of 1998, with a corresponding increase in Additional Paid-In Capital. DuPont retained responsibility for delivery of DuPont common stock to Conoco employees when DuPont stock options not cancelled are exercised.

AWARDS UNDER DUPONT PLANS

     Stock option awards under the DuPont Stock Performance Plan were granted to key employees of the Company prior to the Offerings and were "fixed" and/or "variable". The purchase price of shares subject to option is the market price of DuPont stock at the date of grant. In January 1997, a reload feature was added to the Stock Performance Plan to accelerate stock ownership. Generally, fixed options granted under the DuPont Stock Performance Plan are fully exercisable one year after date of grant and expire ten years from date of grant. However, awards in 1998 vest over a three-year period and, except for the last six months of the ten-year option term, are exercisable when the market price of DuPont common stock exceeds the option grant price by 20 percent.

     During 1997, variable stock option grants were made to certain senior management and subject to forfeiture if, within five years from the date of grant, the market price of DuPont common stock did not achieve a price of $75 per share for 50 percent of the options and $90 per share for the remaining 50 percent. During 1998, before the Offerings, the $75 price was reached and options with that hurdle became "fixed" and exercisable. All of the outstanding variable DuPont options with a $90 per share hurdle price at the time of the Offerings were cancelled and substituted with options for Conoco Class A Common Stock with a hurdle price of $32.88 per share.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     From time to time, the DuPont Board of Directors has approved the adoption of a worldwide Corporate Sharing Program. Under these programs, a majority of the Company's employees received a one-time grant to acquire shares of DuPont common stock at the fair market value at the date of grant. Option terms are "fixed" and generally are exercisable one year after date of grant and expire ten years from date of grant.

AWARDS UNDER CONOCO PLANS

     The 1998 Stock and Performance Incentive Plan provides incentives to certain corporate officers, non-employee directors and independent contractors who can contribute materially to the success and profitability of the Company and its subsidiaries and provides for substitution of certain existing DuPont awards in connection with the Offerings. Awards may be in the form of cash, stock, stock options or SARs with respect to Class A Common Stock. This plan also provides for the Conoco Global Variable Compensation Plan, which is an annual management incentive program for officers and certain non-officer employees with awards made in cash and stock. Stock options and SARs granted under the 1998 Stock and Performance Incentive Plan (except those granted to substitute for DuPont awards) are awarded at market price on the date of grant, have a ten year life, and generally vest one year from date of grant with one-third becoming exercisable each of the first three years. For certain senior management, shares otherwise receivable from the exercise of nonqualified options with respect to Class A Common Stock granted under the 1998 Stock and Performance Incentive Plan of Conoco to substitute for cancelled 1998 DuPont stock options, as well as incremental new Conoco stock options granted at the date of the Offerings, can be deferred as stock units for a designated future delivery. The maximum number of shares of common stock and stock options granted under the plan is limited to the higher of 20 million or 3.3 percent of outstanding shares of Class A and Class B Common Stock. Awards made in substitution for DuPont awards do not count against the number of shares available under the plan. At December 31, 1998, 16,850,266 shares of Class A Common Stock were available for issuance under the plan.

     The Company adopted the 1998 Key Employee Stock Performance Plan to attract and retain employees by enhancing the proprietary and personal interests of employees in the success and profitability of the Company and to grant some awards in substitution for certain existing DuPont awards in connection with the Offerings. Awards to employees may be in the form of Company stock options or SARs, both with respect to Class A Common Stock. Such awards granted under this plan (except to substitute for DuPont awards) are awarded at market price on the date of grant, have a ten year life, and generally vest one year from date of grant with one-third becoming exercisable each of the first three years. The maximum number of shares of common stock and stock options granted under the plan is limited to the higher of 18 million or three percent of outstanding Class A and Class B Common Stock. Awards made in substitution for DuPont awards do not count against the number of shares available under the plan. At December 31, 1998, 14,484,936 shares of Class A Common Stock were available for issuance under the plan.

     Persons electing to substitute Conoco stock options with respect to Class A Common Stock for DuPont stock options and persons receiving incremental new Conoco stock options with respect to Class A Common Stock at the date of the Offerings under the 1998 Stock and Performance Incentive Plan and the 1998 Key Employee Stock Performance Plan are eligible for reload options upon the exercise of stock options, with the condition that shares received from the exercise of the original option may not be sold for at least two years. Reloads are granted at the market price on the reload grant date and have a term equal to the remaining term of the original option. The number of new options granted under a reload option is equal to the number of shares required to satisfy the total exercise price of the original option.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     The 1998 Global Performance Sharing Plan is a broad-based plan under which grants of stock options and SARs with respect to Class A Common Stock were made to certain non-officer employees on the date of the Offerings to encourage a sense of proprietorship and an active interest in the financial success of Conoco and its subsidiaries. The stock options and SARs were awarded at the price of the Offerings ($23 per share), have a ten year life, and become exercisable in one-third increments on the first, second and third anniversaries of the grant date. There are no additional shares available for issuance under this plan.

     All stock options granted under Conoco plans are "fixed" and have no intrinsic value at grant date except for those granted to substitute for cancelled DuPont options. Accordingly, except for the fourth quarter 1998 charge related to the one-time offer to cancel DuPont options and substitute Conoco options, no compensation expense has been recognized for fixed options.

     The following table summarizes activity for fixed and variable options for the last three years:

                                                                FIXED                  VARIABLE
                                                        ----------------------   ---------------------
                                                          NUMBER     WEIGHTED-    NUMBER     WEIGHTED-
                                                            OF        AVERAGE       OF        AVERAGE
                                                          SHARES       PRICE      SHARES       PRICE
                                                        ----------   ---------   ---------   ---------
DUPONT OPTIONS
January 1, 1996.......................................   7,811,547    $24.27        --            --
  Granted.............................................   1,140,780     39.20        --            --
  Exercised...........................................  (1,781,277)    23.33        --            --
  Forfeited...........................................     (95,330)    26.38        --            --
                                                        ----------    ------     ---------    ------
December 31, 1996.....................................   7,075,720    $26.88        --            --
  Granted.............................................   2,761,416     52.90     1,259,600    $52.50
  Exercised...........................................    (730,383)    23.97        --            --
  Forfeited...........................................    (116,325)    50.44        --            --
                                                        ----------    ------     ---------    ------
December 31, 1997.....................................   8,990,428    $35.14     1,259,600    $52.50
  Granted.............................................   1,241,055     59.53        --            --
  Reclassified........................................     629,800     52.50      (629,800)    52.50
  Exercised...........................................    (460,314)    24.64        --            --
  Forfeited...........................................     (65,852)    50.68        --            --
                                                        ----------    ------     ---------    ------
October 21, 1998 (Offerings date).....................  10,335,117    $39.50       629,800    $52.50
  Cancelled for Conoco options........................  (8,291,708)               (629,800)
                                                        ----------               ---------
  Retained by DuPont..................................   2,043,409                  --
CONOCO OPTIONS
Granted at Offerings date:
  For cancelled DuPont options........................  22,551,544    $14.62     1,724,146    $19.18
  New awards..........................................   9,721,750     23.00        --            --
Exercised.............................................     (41,531)    14.18        --            --
Forfeited.............................................     (53,840)    23.00        --            --
                                                        ----------    ------     ---------    ------
December 31, 1998.....................................  32,177,923    $17.14     1,724,146    $19.18

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     The following table summarizes information concerning outstanding and exercisable fixed Conoco options at December 31, 1998. For total variable options outstanding at December 31, 1998, the weighted-average remaining contractual life was 3.1 years.

                                                                    EXERCISE PRICE
                                                  --------------------------------------------------
                                                    $5.89-       $8.90-      $14.47-       $21.73-
                                                    $8.41        $12.80       $21.64       $29.58
                                                  ----------   ----------   ----------   -----------
Options outstanding.............................   2,766,632    7,335,094    9,281,970    12,794,227
Weighted-average remaining contractual life
  (years).......................................         2.9          5.5          7.8           9.6
Weighted-average price..........................  $     7.60   $    10.02   $    17.94   $     22.70
Options exercisable.............................   2,766,632    7,335,094    9,281,970        42,204
Weighted-average price..........................  $     7.60   $    10.02   $    17.94   $     24.22

     Fixed options exercisable at the end of the last three years and the weighted-average fair value of fixed options granted are as follows:

                                                    CONOCO                 DUPONT OPTIONS
                                                    OPTIONS     ------------------------------------
                                                     1998         1998*         1997         1996
                                                  -----------   ----------   ----------   ----------
Options exercisable at year-end:
  Number of shares..............................   19,425,900    9,113,046    6,229,012    5,934,940
  Weighted-average price........................  $     13.49   $    36.81   $    27.26   $    24.51
Weighted-average fair value of options granted
  during the year:
  New options...................................  $      4.15   $    13.85   $    12.84   $     9.01
  Options substituted for DuPont options........  $      9.22

---------------

* As of the date of the Offerings rather than year-end.

     The fair value of Conoco variable options with a hurdle price of $32.88 per share granted as substitutes for DuPont variable options was assumed to be zero.

     The fair value of options is calculated using the Black-Scholes option pricing model. Assumptions used were as follows:

                                                       CONOCO OPTIONS              DUPONT OPTIONS
                                                     ------------------   --------------------------------
                                                               1998                     1997
                                                               FIXED      1998    ----------------   1996
                                                     NEW    SUBSTITUTES   FIXED   FIXED   VARIABLE   FIXED
                                                     ----   -----------   -----   -----   --------   -----
Dividend yield.....................................   3.3%      3.3%       2.1%    2.2%      2.2%     2.6%
Volatility.........................................  20.0%*    20.0%*     19.9%   18.6%     18.6%    21.0%
Risk-free interest rate............................   4.6%      4.4%       5.5%    6.4%      6.4%     5.4%
Expected life (years)..............................   5.8*      3.9*       5.8     5.6       5.7      6.0

---------------

* Due to insufficient history, DuPont experience trends have been used to estimate the volatility of Conoco stock and the expected life for exercise of Conoco stock options.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     The following table sets forth pro forma information as if the Company had adopted the optional recognition provisions of SFAS No. 123:

                                                              1998   1997    1996
                                                              ----   -----   -----
Increase (Decrease) in:
Net income..................................................  $157   $ (28)  $  (6)
Earnings per share
  Basic.....................................................  $.33   $(.06)  $(.01)
  Diluted...................................................  $.33   $(.06)  $(.01)

     Total fair value underpinning the pro forma disclosure for 1998 presented above includes the fair value of new DuPont grants and a pro rata portion of new Conoco grants made at the Offerings date, plus incremental fair value of the Conoco stock options that were substituted for DuPont stock options granted after the adoption of SFAS No. 123. The incremental fair value for cancellation and substitution of stock options originally granted before adoption of SFAS No. 123 is zero because intrinsic value exceeds fair value.

     Compensation expense recognized in income for stock-based employee compensation awards was $229, $26 and $13 for 1998, 1997 and 1996, respectively, with 1998 including a one-time charge of $236 for the cancellation of DuPont stock options described above.

     Prior to the Offerings, the Conoco Unit Option Plan awarded SARs with respect to DuPont common stock to key salaried employees in certain grade levels who showed early evidence of ability to assume significant responsibility and leadership. At the time of the Offerings, 1,131,494 unit options were outstanding of which 593,722 were cancelled and substituted with comparable SARs with respect to Conoco Class A Common Stock under the 1998 Key Employee Stock Performance Plan of Conoco. Effective with the Offerings, no new grants were made or are planned out of the Conoco Unit Option Plan. At December 31, 1998, outstanding unit options based on Conoco Class A Common Stock were 1,605,614. At December 31, 1998 and 1997, outstanding unit options based on DuPont common stock were 545,724 and 908,532, respectively. At these same dates, related liability provisions totaled $22 and $27, respectively.

     Through the date of the Offerings, certain Conoco employees who participated in the DuPont Variable Compensation Plan received grants of stock and cash. Overall amounts were dependent on financial performance of DuPont and Conoco and other factors, and were subject to maximum limits as defined by the plan. Amounts charged against earnings in anticipation of awards to be made later were $39 in 1998, $38 in 1997 and $38 in 1996. Awards made for plan years 1998, 1997 and 1996 were $24, $45 and $38, respectively, with awards distributed in 1999 for the 1998 plan year made out of the 1998 Stock and Performance Incentive Plan of Conoco based on performance standards set previously in the DuPont Variable Compensation Plan. Both the DuPont Variable Compensation Plan and the 1998 Stock and Performance Incentive Plan of Conoco allow future delivery of stock awards. Employees were offered the opportunity to cancel DuPont shares granted under previous awards and receive substitute shares of Conoco Class A Common Stock for designated future delivery under the 1998 Stock and Performance Incentive Plan of Conoco. At December 31, 1998, 72,345 shares of DuPont stock and 199,268 shares of Conoco Class A Common Stock are awaiting delivery. A liability of $4 has been recognized for delivery of DuPont shares.

     Awards under the separate Conoco Challenge Program may be granted in cash to employees not covered by the Variable Compensation Plan. This plan provides awards based on meeting financial goals and upholding Conoco's core values. Overall amounts are dependent on Company earnings and cash

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

provided by operations and are subject to maximum limits as defined by the plan. Amounts charged against earnings in anticipation of awards to be made later were $22 in 1998, $49 in 1997 and $47 in 1996. Awards made for plan years 1998, 1997 and 1996 were $19, $47 and $47, respectively.

23. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

     The Company participates in the DuPont U.S. defined benefit pension plan, which covers substantially all U.S. employees and has separate defined benefit pension plans covering certain U.S. and non-U.S. employees. The benefits for these plans are based primarily on years of service and employees' pay near retirement. The Company's funding policy is consistent with the funding requirements of federal laws and regulations.

     With respect to the DuPont U.S. defined benefit pension plan, the Company and DuPont agreed upon an amount of approximately $820 at the date of the Offerings that will eventually be transferred to a separate trust for the Company's pension plan. Ninety percent of this amount, adjusted for benefit payments and investment return from the date of the Offerings, will be transferred to the Company within six months following the date on which DuPont owns neither 80 percent of the voting power nor 80 percent of the economic value of the Common Stock, assuming certain conditions are satisfied. The remainder will be transferred within a further 90-day period. The adjusted value subject to transfer was approximately $878 at December 31, 1998. DuPont allocated the pension obligations based on the Company's individual employees covered and allocated the unrecognized prior service cost and unrecognized net gain in proportion to the Company's projected benefit obligation to the total projected benefit obligation of the DuPont plan. The projected benefit obligation approximates $871 and $723 at December 31, 1998 and 1997, respectively, and the prepaid pension asset recognized in the Consolidated Balance Sheet (see Note 13) is $50 and $71 at December 31, 1998 and 1997, respectively. The net periodic pension cost components included in the table below are also based on the foregoing allocation factors.

     Pension coverage for employees of the Company's non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees, under insurance policies or by book reserves.

     Conoco and certain subsidiaries also provide medical and life insurance benefits to retirees and survivors. The associated plans, principally health, are unfunded, and approved claims are paid from Company funds. Under the terms of these plans, the Company reserves the right to change, modify or discontinue the plans. Conoco has communicated to plan participants that any increase in the annual health care escalation rate above 4.5 percent will be borne by the participants and, therefore, result in no increase to the accumulated postretirement benefit obligation or the other postretirement benefits cost.

                                                                                          OTHER
                                                            PENSION BENEFITS     POSTRETIREMENT BENEFITS
                                                           -------------------   ------------------------
                                                           1998    1997   1996    1998     1997     1996
                                                           -----   ----   ----   ------   ------   ------
NET PERIODIC BENEFIT COST
Service cost.............................................  $  65   $ 60   $ 55     $ 7      $ 6      $ 7
Interest cost............................................     94     88     76      21       18       16
Expected return on plan assets...........................   (105)   (98)   (91)     --       --       --
Amortization of prior service cost (credit)..............      9      2      2      (4)      (4)      (4)
Recognized actuarial loss (gain).........................     (4)     1     (5)     --       (1)      (1)
                                                           -----   ----   ----     ---      ---      ---
Net periodic benefit cost................................  $  59   $ 53   $ 37     $24      $19      $18
                                                           =====   ====   ====     ===      ===      ===

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

     Information concerning benefit obligations, plan assets, funded status and recorded values for these plans (excluding the DuPont U.S. defined benefit plan) follows:

                                                                                       OTHER
                                                                                  POSTRETIREMENT
                                                              PENSION BENEFITS       BENEFITS
                                                              -----------------   ---------------
                                                               1998      1997      1998     1997
                                                              -------   -------   ------   ------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year.....................   $ 682     $ 533    $ 301    $ 242
Service cost................................................      33        28        7        6
Interest cost...............................................      44        39       21       18
Amendments..................................................      (4)       --       --       --
Participant contributions...................................      --        --        3        3
Actuarial (gain) loss.......................................     160       113       43       58
Divestitures and other......................................     (17)       (2)      --       --
Benefits paid...............................................     (32)      (29)     (25)     (26)
                                                               -----     -----    -----    -----
Benefit obligation at end of year...........................   $ 866     $ 682    $ 350    $ 301
                                                               =====     =====    =====    =====
CHANGE IN PLAN ASSETS
Fair Value of plan assets at beginning of year..............   $ 386     $ 323    $  --    $  --
Actual return on plan assets................................      61        48       --       --
Employer contribution.......................................      26        28       22       23
Participant contributions...................................      --        --        3        3
Divestitures and other......................................     (14)       --       --       --
Benefits paid...............................................     (21)      (13)     (25)     (26)
                                                               -----     -----    -----    -----
Fair Value of plan assets at end of year....................   $ 438     $ 386    $  --    $  --
                                                               =====     =====    =====    =====
Funded status of plans at end of year.......................   $(428)    $(296)   $(350)   $(301)
Unrecognized actuarial loss.................................     240       109       53       14
Unrecognized prior service cost (credit)....................     109       121      (52)     (55)
                                                               -----     -----    -----    -----
Net amount recognized at end of year........................   $ (79)    $ (66)   $(349)   $(342)
                                                               =====     =====    =====    =====
AMOUNTS RECOGNIZED IN CONSOLIDATED BALANCE SHEET AT END OF
  YEAR
Accrued benefit liability:
  Short-term (see Note 16)..................................   $  --     $  --    $ (18)   $ (24)
  Long-term (see Note 18)...................................    (320)     (230)    (331)    (318)
Deferred pension cost (see Note 13).........................     109       116       --       --
Accumulated other comprehensive loss(1).....................     132        48       --       --
                                                               -----     -----    -----    -----
  Net amount recognized.....................................   $ (79)    $ (66)   $(349)   $(342)
                                                               =====     =====    =====    =====

---------------

(1) Before reduction for associated deferred tax savings of $43 and $17 at December 31, 1998 and 1997, respectively (see Note 21).

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

WEIGHTED-AVERAGE ASSUMPTIONS AT END OF YEAR
Discount rate(1)............................................   6.50%   7.00%   6.50%   7.00%
Rate of compensation increase(1)............................   5.15%   5.15%   5.15%   5.15%
Expected return on plan assets(1)...........................   9.00%   9.00%     --      --
Health care escalation rate.................................     --      --    4.50%   4.50%

---------------

(1) Represents rates for U.S. plans; similar economic assumptions were used for non-U.S. plans, with the exception of the United Kingdom where discount rates of 6 percent and 7.25 percent were used at year end 1998 and 1997, respectively.

     At December 31, 1998, U.S. defined benefit plan assets consisted principally of common stocks, including 471,667 shares of DuPont.

24. INVESTING ACTIVITIES

     Purchases of property, plant and equipment in 1997 include $929 for Upstream natural gas properties in South Texas (see Supplementary Petroleum
Data).

     Non-cash additions to property, plant and equipment totaled $162 and $127 for the years 1998 and 1997, respectively.

     Proceeds from sales of assets in 1998 include $245 from the sale of certain Upstream properties in the U.S. and North Sea, $156 for various U.S. Downstream assets, and $54 from sale of a Downstream office building in Europe. Proceeds in 1997 include $272 from the sale of certain Upstream North Sea properties.

25. FINANCIAL INSTRUMENTS AND OTHER RISK MANAGEMENT ACTIVITIES

     Conoco operates in the worldwide crude oil, refined product, natural gas, natural gas liquids and electric power markets and is exposed to fluctuations in hydrocarbon prices, foreign currency rates and interest rates that can affect the revenues and cost of operating, investing and financing. Conoco's management has used and intends to use financial and commodity-based derivative contracts to reduce the risk in overall earnings and cash flow when the benefits provided are anticipated to more than offset the risk management costs involved.

     The Company has established a Financial Risk Management Policy Framework that provides guidelines for entering into contractual arrangements (derivatives) to manage the Company's commodity price, foreign currency rate and interest rate risks. The Conoco Risk Management Committee has ongoing responsibility for the content of this policy and has principal oversight responsibility to ensure the Company is in compliance with the policy and that procedures and controls are in place for the use of commodity, foreign currency and interest rate instruments. These procedures clearly establish derivative control and valuation processes, routine monitoring and reporting requirements, and counterparty credit approval procedures. Additionally, the Company's internal audit group conducts reviews of these risk management activities to assess the adequacy of internal controls. The audit results are reviewed by the Conoco Risk Management Committee and by management.

     The counterparties to these contractual arrangements are limited to major financial institutions and other established companies in the petroleum industry. Although the Company is exposed to credit loss in the event of nonperformance by these counterparties, this exposure is managed through credit approvals, limits and monitoring procedures and limits to the period over which unpaid balances are allowed to

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

accumulate. The Company has not experienced nonperformance by counterparties to these contracts, and no material loss would be expected from any such nonperformance.

COMMODITY PRICE RISK

     The Company enters into energy-related futures, forwards, swaps and options in various markets to balance its physical systems, to meet customer needs and to manage its price exposure on anticipated crude oil, natural gas, refined product and electric power transactions.

     These instruments provide a natural extension of the underlying cash market and are used to physically acquire a portion of supply requirements as well as to manage pricing of near-term physical requirements. The commodity futures market has underlying principles of increased liquidity and longer trading periods than the cash market and is one method of managing price risk in the energy business.

     Conoco's policy is to generally be exposed to market pricing for commodity purchases and sales. From time to time, management may use derivatives to establish longer-term positions to hedge the price risk for the Company's equity crude oil and natural gas production as well as refinery margins.

     Under the Company's policy, hedging includes only those transactions that offset physical positions and reduce overall Company exposure to price risk. Trading is defined as any transaction that does not meet the definition of hedging. After-tax gain/loss from risk trading has not been material.

FOREIGN CURRENCY RISK

     Conoco has foreign currency exchange rate risk resulting from operations in over 40 countries around the world. The Company does not comprehensively hedge its exposure to currency rate changes, although it may choose to selectively hedge exposures to foreign currency rate risk. Examples include firm commitments for capital projects, certain local currency tax payments, and cash returns from net investments in foreign affiliates to be remitted within the coming year.

     At December 31, 1998, the Company had no open forward exchange contracts. At December 31, 1997, the Company had open forward exchange contracts designated as a hedge of firm foreign currency commitments. The notional amount of these contracts was $50 and the estimated fair value was $38.

INTEREST RATE RISK

     Prior to the Offerings, the Company had no significant interest rate risk to manage. Subsequent to the Offerings, however, the Company intends to manage any material risk arising from exposure to interest rates by using a combination of financial derivative instruments as part of a program to manage the fixed and floating interest rate mix of the total debt portfolio and related overall cost of borrowing.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     The carrying values of most financial instruments are based on historical costs. The carrying values of marketable securities, receivables, payables and short-term obligations approximate their fair value because of their short maturity. Long-term receivables from and long-term borrowings due to related parties approximate fair value because associated interest rates are market based. At December 31, 1998, however, long-term borrowings due related parties included $4,589 at a fixed rate with fair value estimated at $4,624. Excluding amounts due related parties, the estimated fair value of other long-term borrowings outstanding at December 31, 1998 and 1997 of $93 and $106, respectively, was $96 and $108, respectively. These estimates were based on quoted market prices for the same or similar issues, or the current rates offered to the Company for issues with the same remaining maturities.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

SUMMARY OF OUTSTANDING DERIVATIVE FINANCIAL INSTRUMENTS

     Set forth below is a summary of the fair values, carrying amounts and notional values of outstanding commodity financial instruments at December 31, 1998 and 1997.

     Notional amounts represent the face amount of the contractual arrangements and are not a measure of market or credit exposure. The fair value of swaps and other over-the-counter instruments are estimated based on quoted market prices of comparable contracts and approximate the gain or (loss) that would have been realized if the contracts had been closed out at the balance sheet date. Carrying amounts represent the receivable (payable) recorded in the Consolidated Balance Sheet.

                                                              FAIR    CARRYING   NOTIONAL
                   COMMODITY DERIVATIVES                      VALUE    AMOUNT     VALUE
                   ---------------------                      -----   --------   --------
December 31, 1998:
  Hedging...................................................  $(10)     $(6)      $  422
  Trading...................................................     2       --          330
December 31, 1997:
  Hedging...................................................  $ 10      $12       $1,037
  Trading...................................................    (2)      (1)       1,089

     Estimated fair values for hedging instruments only represent the value of the hedge component of the transactions and, thus, are not indicative of the fair value of the Company's overall hedged position.

26. COMMITMENTS AND CONTINGENT LIABILITIES

     The Company uses various leased facilities and equipment in its operations. Future minimum lease payments under noncancelable operating leases are $246, $226, $216, $199 and $194 for the years 1999, 2000, 2001, 2002 and 2003, respectively, and $580 for subsequent years, and are not reduced by noncancelable minimum sublease rentals due in the future in the amount of $69. Rental expense under operating leases was $198 in 1998, $132 in 1997 and $118 in 1996.

     The Company has various purchase commitments for materials, supplies, services and items of permanent investment incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market. In addition, at December 31, 1998, the Company has obligations under international contracts to purchase, over periods up to 20 years, natural gas at prices that were in excess of year-end 1998 market prices. No material annual loss is expected from these long-term commitments.

     The Company is subject to various lawsuits and claims involving a variety of matters including, along with other oil companies, actions challenging oil and gas royalty payments, severance tax payments and other payments, including claims based on posted prices, and claims for damages resulting from leaking underground storage tanks. As a result of the Separation Agreement with DuPont, the Company has assumed responsibility for current and future claims related to certain discontinued chemicals and agricultural chemicals businesses operated by Conoco in the past. In general, the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists. The Company believes the ultimate liabilities resulting from such lawsuits and claims may be material to results of operations in the period in which they are recognized but will not materially affect the consolidated financial position of the Company.

     The Company is also subject to contingencies under environmental laws and regulations that in the future may require the Company to take further action to correct the effects on the environment of prior

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

disposal practices or releases of petroleum substances by the Company or other parties. The Company has accrued for certain environmental remediation activities consistent with the policy set forth in Note 2. The Company has assumed environmental remediation liabilities from DuPont related to certain discontinued chemicals and agricultural chemicals businesses operated by Conoco in the past that are included in the environmental accrual. At December 31, 1998 and 1997, such accrual amounted to $129 and $144, respectively, and, in management's opinion, was appropriate based on existing facts and circumstances. Under adverse changes in circumstances, potential liability may exceed amounts accrued. Although future remediation expenditures in excess of current reserves are possible, the effect of any such excess on future financial results is not subject to reasonable estimation because of the considerable uncertainty regarding the cost and timing of expenditures. In the event future monitoring and remediation expenditures are in excess of amounts accrued, they may be significant to results of operations in the period recognized but management does not anticipate they will have a material adverse effect on the consolidated financial position of the Company.

     The Company has indirectly guaranteed various debt obligations under agreements with certain affiliated and other companies to provide specified minimum revenues from shipments or purchases of products. These indirect guarantees totaled $18 and $19 at December 31, 1998 and 1997, respectively. The Company, as of August 1, 1998, terminated a multiparty account banking agreement that provided for the indirect guarantee of bank account overdrafts of certain European DuPont subsidiaries. The Company now has a new multiparty banking agreement that provides for the indirect guarantee of bank account overdrafts for itself and its subsidiaries. Management believes the exposure under this agreement is not material. In addition, the Company or DuPont, on behalf of and indemnified by, the Company, had directly guaranteed obligations of certain affiliated companies and others. These guarantees totaled $1,353 and $1,131 at December 31, 1998 and 1997, respectively. The increase in 1998 is primarily related to additional financing associated with the construction of drillships and cogeneration facilities in South Texas. The balance at December 31, 1998, includes a drillship construction guarantee of $260 that was eliminated through successful completion in early 1999. No material loss is anticipated by reason of such agreements and guarantees.

     The Company's operations, particularly oil and gas exploration and production, can be affected by changing economic, regulatory and political environments in the various countries, including the United States, in which it operates. In certain locations, host governments have imposed restrictions, controls and taxes, and in others, political conditions have existed that may threaten the safety of employees and the Company's continued presence in those countries. Internal unrest or strained relations between a host government and the Company or other governments may affect the Company's operations. Those developments have, at times, significantly affected the Company's operations and related results and are carefully considered by management when evaluating the level of current and future activity in such countries.

     Areas in which the Company has significant operations include the United States, the United Kingdom, Norway, Germany, Venezuela, the United Arab Emirates, Indonesia, Russia, Canada, the Czech Republic, Malaysia and Nigeria.

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

27. OPERATING SEGMENT AND GEOGRAPHIC INFORMATION

     Conoco is involved in both the Upstream and Downstream operating segments of the petroleum business that comprise the structure used by senior management to make key operating decisions and assess performance. Activities of the Upstream operating segment include exploring for, and developing, producing and selling, crude oil, natural gas and natural gas liquids. Activities of the Downstream operating segment include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products and transporting, distributing and marketing petroleum products. The Company has four reporting segments for its Upstream and Downstream operating segments, reflecting geographic division between the United States and International. Corporate and Other includes general corporate expenses, financing costs and other non-operating items, and results for electric power and related-party insurance operations. The Company sells its products worldwide; however, in 1998, about 57 percent and 39 percent of sales were made in the United States and Europe, respectively. Major products include crude oil, natural gas and refined products that are sold primarily in the energy and transportation markets. The Company's sales are not materially dependent on a single customer or small group of customers. Transfers between segments are on the basis of estimated market values.

                                                           UPSTREAM                 DOWNSTREAM
                                                    -----------------------   -----------------------   CORPORATE
                                                    UNITED                    UNITED                       AND
SEGMENT INFORMATION                                 STATES    INTERNATIONAL   STATES    INTERNATIONAL     OTHER     CONSOLIDATED
-------------------                                 ------    -------------   -------   -------------   ---------   ------------
1998
Sales and Other Operating Revenues(2)
  Refined Products................................  $   --       $   --       $ 6,082      $7,647        $   --       $13,729
  Crude Oil.......................................      14          774         2,650         299            --         3,737
  Natural Gas.....................................   2,416          723            --          --            --         3,139
  Other...........................................     770          104           217         351           749         2,191
                                                    ------       ------       -------      ------        ------       -------
        Total.....................................   3,200        1,601         8,949       8,297           749        22,796
Transfers Between Segments........................     308          378            89         181            --            --
                                                    ------       ------       -------      ------        ------       -------
        Total Operating Revenues..................  $3,508       $1,979       $ 9,038      $8,478        $  749       $22,796
                                                    ======       ======       =======      ======        ======       =======
Operating Profit..................................  $  223       $  482       $   149      $  256        $ (379)      $   731
Equity in Earnings of Affiliates..................       1          (14)           56         (20)           (1)           22
Corporate Non-Operating Items:
  Interest and Debt Expense.......................                                                         (199)         (199)
  Interest Income (net of misc. interest
    expense)......................................                                                           89            89
  Other...........................................                                                           51            51
Provision for Income Taxes........................      (5)        (185)          (70)        (80)           96          (244)
                                                    ------       ------       -------      ------        ------       -------
Net Income (Loss)(1)..............................  $  219       $  283       $   135      $  156        $ (343)      $   450
                                                    ======       ======       =======      ======        ======       =======
Capital Employed at December 31:
  Excluding Investment in Affiliates..............  $2,349       $2,849       $ 1,245      $  989        $  384       $ 7,816
  Investment in Affiliates........................     191          371           248         531            22         1,363
                                                    ------       ------       -------      ------        ------       -------
        Total(3)..................................  $2,540       $3,220       $ 1,493      $1,520        $  406       $ 9,179
                                                    ======       ======       =======      ======        ======       =======
Depreciation, Depletion and Amortization..........  $  383       $  457       $   139      $  133        $    1       $ 1,113
Dry Hole Costs and Impairment of Unproved
  Properties......................................  $   59       $  104                                               $   163
Other Significant Non-Cash Items:
  Stock Option Provision..........................                                                       $  236       $   236
  Inventory Write-down to Market..................  $    6                    $    63      $   28                     $    97
Capital Expenditures and Investments(4)...........  $  788       $1,177       $   201      $  332        $   18       $ 2,516

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

                                                           UPSTREAM                 DOWNSTREAM
                                                    -----------------------   -----------------------   CORPORATE
                                                    UNITED                    UNITED                       AND
SEGMENT INFORMATION                                 STATES    INTERNATIONAL   STATES    INTERNATIONAL     OTHER     CONSOLIDATED
-------------------                                 ------    -------------   -------   -------------   ---------   ------------
1997
Sales and Other Operating Revenues(2)
  Refined Products................................  $   --       $   --       $ 7,664      $8,165        $   --       $15,829
  Crude Oil.......................................      24        1,191         3,483         181            --         4,879
  Natural Gas.....................................   2,415          556            --          --            --         2,971
  Other...........................................     909          159           247         293           509         2,117
                                                    ------       ------       -------      ------        ------       -------
        Total.....................................   3,348        1,906        11,394       8,639           509        25,796
Transfers Between Segments........................     599          622           115         191            --            --
                                                    ------       ------       -------      ------        ------       -------
        Total Operating Revenues..................  $3,947       $2,528       $11,509      $8,830        $  509       $25,796
                                                    ======       ======       =======      ======        ======       =======
Operating Profit..................................  $  489       $1,174       $   287      $  185        $ (132)      $ 2,003
Equity in Earnings of Affiliates..................      18           (7)           30          (1)                         40
Corporate Non-Operating Items:
  Interest and Debt Expense.......................                                                          (36)          (36)
  Interest Income (net of misc. interest
    expense)......................................                                                           77            77
  Other...........................................                                                           23            23
Provision for Income Taxes........................     (62)        (728)         (101)        (93)          (26)       (1,010)
                                                    ------       ------       -------      ------        ------       -------
Net Income (Loss)(1)..............................  $  445       $  439       $   216      $   91        $  (94)      $ 1,097
                                                    ======       ======       =======      ======        ======       =======
Capital Employed at December 31:
  Excluding Investment in Affiliates..............  $2,390       $2,299       $ 1,421      $1,130        $  903       $ 8,143
  Investment in Affiliates........................     155          256           226         425            23         1,085
                                                    ------       ------       -------      ------        ------       -------
        Total(3)..................................  $2,545       $2,555       $ 1,647      $1,555        $  926       $ 9,228
                                                    ======       ======       =======      ======        ======       =======
Depreciation, Depletion and Amortization..........  $  268       $  578       $   145      $  188                     $ 1,179
Dry Hole Costs and Impairment of Unproved
  Properties......................................  $   63       $  106                                               $   169
Capital Expenditures and Investments(4)...........  $1,534       $  999       $   227      $  331        $   23       $3,114 \

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

                                                           UPSTREAM                 DOWNSTREAM
                                                    -----------------------   -----------------------   CORPORATE
                                                    UNITED                    UNITED                       AND
SEGMENT INFORMATION                                 STATES    INTERNATIONAL   STATES    INTERNATIONAL     OTHER     CONSOLIDATED
-------------------                                 ------    -------------   -------   -------------   ---------   ------------
1996
Sales and Other Operating Revenues(2)
  Refined Products................................  $   --       $   --       $ 7,355      $8,598        $   --       $15,953
  Crude Oil.......................................      29        1,359         2,897           1            --         4,286
  Natural Gas.....................................   1,907          471            --          --            --         2,378
  Other...........................................     847          113           293         281            79         1,613
                                                    ------       ------       -------      ------        ------       -------
        Total.....................................   2,783        1,943        10,545       8,880            79        24,230
Transfers Between Segments........................     587          572           125         151            --            --
                                                    ------       ------       -------      ------        ------       -------
        Total Operating Revenues..................  $3,370       $2,515       $10,670      $9,031        $   79       $24,230
                                                    ======       ======       =======      ======        ======       =======
Operating Profit..................................  $  328       $1,231       $   244      $  202        $ (118)      $ 1,887
Equity in Earnings of Affiliates..................      11          (41)            8          (3)                        (25)
Corporate Non-Operating Items:
  Interest and Debt Expense.......................                                                          (74)          (74)
  Interest Income (net of misc. interest
    expense)......................................                                                          124           124
  Other...........................................                                                          (11)          (11)
Provision for Income Taxes........................     (25)        (823)          (80)        (82)          (28)       (1,038)
                                                    ------       ------       -------      ------        ------       -------
Net Income (Loss)(1)..............................  $  314       $  367       $   172      $  117        $ (107)      $   863
                                                    ======       ======       =======      ======        ======       =======
Capital Employed at December 31:
  Excluding Investment in Affiliates..............  $1,371       $3,042       $ 1,538      $1,195        $  995       $ 8,141
  Investment in Affiliates........................     105          129           154         315            --           703
                                                    ------       ------       -------      ------        ------       -------
        Total(3)..................................  $1,476       $3,171       $ 1,692      $1,510        $  995       $ 8,844
                                                    ======       ======       =======      ======        ======       =======
Depreciation, Depletion and Amortization..........  $  307       $  485       $   156      $  137                     $ 1,085
Dry Hole Costs and Impairment of Unproved
  Properties......................................  $   65       $   72                                               $   137
Capital Expenditures and Investments(4)...........  $  400       $  864       $   218      $  462                     $ 1,944
------------
(1) Includes After-Tax Benefits (Charges) from
    Special Items:
    1998
      Asset Sales.................................  $   41       $   54       $    --      $   12        $   --       $   107
      Property Impairments........................     (32)          (6)           --          --            --           (38)
      Inventory Write-downs.......................      (4)          --           (40)        (19)           --           (63)
      Employee Separation Costs...................     (19)         (23)           (5)         (5)           --           (52)
      Environmental Litigation Charges............      --           --           (28)         --           (14)          (42)
      Stock Option Provision......................      --           --            --          --          (183)         (183)
                                                    ------       ------       -------      ------        ------       -------
            Total.................................  $  (14)      $   25       $   (73)     $  (12)       $ (197)      $  (271)
                                                    ======       ======       =======      ======        ======       =======
    1997
      Asset Sales.................................  $   49       $  191       $    --      $   --        $   --       $   240
      Property Impairments........................      --         (112)           --         (55)           --          (167)
      Environmental Litigation Charges............      --           --           (23)         --            --           (23)
      Tax Rate Changes............................      --           19            --          11            --            30
            Total.................................  $   49       $   98       $   (23)     $  (44)       $   --       $    80
                                                    ======       ======       =======      ======        ======       =======

                                  CONOCO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

                                                           UPSTREAM                 DOWNSTREAM
                                                    -----------------------   -----------------------   CORPORATE
                                                    UNITED                    UNITED                       AND
SEGMENT INFORMATION                                 STATES    INTERNATIONAL   STATES    INTERNATIONAL     OTHER     CONSOLIDATED
-------------------                                 ------    -------------   -------   -------------   ---------   ------------
    1996
      Asset Sales.................................  $   16       $   --       $    --      $   19        $   --       $    35
      Property Impairments........................      --          (63)           --          --            --           (63)
      Employee Separation Costs...................      (7)          (4)           (8)         (3)           --           (22)
      Environmental Litigation Insurance
        Recoveries................................      --           --            44          --            --            44
                                                    ------       ------       -------      ------        ------       -------
            Total.................................  $    9       $  (67)      $    36      $   16        $   --       $    (6)
                                                    ======       ======       =======      ======        ======       =======

(2) Includes sales of purchased products substantially at cost:

                                                               1998     1997     1996
                                                              ------   ------   ------
Buy/sell supply transactions settled in cash:
  Crude oil.................................................  $2,728   $3,566   $2,820
  Refined products..........................................     438      683      729
Natural gas resales.........................................   1,109      773      560
Electric power resales......................................     729      487       58

(3) Capital Employed is equivalent to the sum of Stockholders' Equity/Owner's Net Investment and Borrowings (both short-term and long-term portions). Borrowings include amounts due related parties, net of associated Notes Receivable. Amounts identified for operating segments comprise those assets and liabilities not deemed to be of a general corporate nature, such as cash and cash equivalents, financing-oriented items and aviation investment.

(4) Includes investments in affiliates.

                                               UNITED    UNITED                         OTHER
GEOGRAPHIC INFORMATION                         STATES    KINGDOM   GERMANY   NORWAY   COUNTRIES   CONSOLIDATED
----------------------                         -------   -------   -------   ------   ---------   ------------
1998
Sales and Other Operating Revenues(1)........  $12,878   $4,305    $2,881    $  289    $2,443       $22,796
Long-Lived Assets at December 31(2)..........  $ 5,122   $3,577    $  195    $1,547    $  972       $11,413
1997
Sales and Other Operating Revenues(1)........  $15,229   $4,480    $3,007    $  406    $2,674       $25,796
Long-Lived Assets at December 31(2)..........  $ 4,956   $3,284    $  168    $1,559    $  861       $10,828
1996
Sales and Other Operating Revenues(1)........  $13,386   $4,241    $3,260    $  508    $2,835       $24,230
Long-Lived Assets at December 31(2)..........  $ 4,086   $3,201    $  203    $1,757    $  835       $10,082

---------------

(1) Revenues are attributed to countries based on location of the selling entity.

(2) Represents Net Property, Plant and Equipment.

28. OTHER FINANCIAL INFORMATION

     Research and development expenses were $42, $44 and $41 for the years 1998, 1997 and 1996, respectively.

                                  CONOCO INC.

                          SUPPLEMENTAL PETROLEUM DATA
                             (DOLLARS IN MILLIONS)
                                  (UNAUDITED)

OIL AND GAS PRODUCING ACTIVITIES

     Supplemental Petroleum Data disclosures are presented in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 69, "Disclosures About Oil and Gas Producing Activities."

     Accordingly, volumes of reserves and production exclude royalty interests of others, and royalty payments are reflected as reductions in revenues.

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

                             TOTAL WORLDWIDE            UNITED STATES               EUROPE                OTHER REGIONS
                         ------------------------   ---------------------   -----------------------   ---------------------
                          1998     1997     1996    1998    1997    1996    1998     1997     1996    1998    1997    1996
                         ------   ------   ------   -----   -----   -----   -----   ------   ------   -----   -----   -----
CONSOLIDATED COMPANIES
Revenues:
  Sales................  $1,938   $2,603   $2,479   $ 643   $ 787   $ 621   $ 831   $1,181   $1,204   $ 464   $ 635   $ 654
  Transfers............     646      849      927     272     272     363     374      577      566      --      --      (2)
Exploration(1).........    (380)    (457)    (404)   (128)   (134)   (151)   (108)    (131)    (159)   (144)   (192)    (94)
Production.............    (806)    (854)    (755)   (303)   (320)   (297)   (382)    (409)    (372)   (121)   (125)    (86)
DD&A...................    (799)    (827)    (770)   (345)   (246)   (282)   (372)    (419)    (440)    (82)   (162)(2)   (48)
Other(3)...............     148      321       69     104     106      48      48      215       (1)     (4)     --      22
Income taxes...........    (201)    (847)    (912)    (36)   (109)    (47)   (100)    (393)    (436)    (65)   (345)   (429)
                         ------   ------   ------   -----   -----   -----   -----   ------   ------   -----   -----   -----
  Results of
    operations.........     546      788      634     207     356     255     291      621      362      48    (189)     17
EQUITY AFFILIATES
Results of
  operations...........      (4)      30       32       4       7       7       5       29       25     (13)     (6)     --
                         ------   ------   ------   -----   -----   -----   -----   ------   ------   -----   -----   -----
        Total..........  $  542   $  818   $  666   $ 211   $ 363   $ 262   $ 296   $  650   $  387   $  35   $(195)  $  17
                         ======   ======   ======   =====   =====   =====   =====   ======   ======   =====   =====   =====

---------------

(1) Includes exploration operating expenses, dry hole costs, impairment of unproved properties and depreciation.

(2) Includes charges of $112 for impairment of non-revenue producing properties.

(3) Includes gain/(loss) on disposal of fixed assets and other miscellaneous revenues and expenses.

                                  CONOCO INC.

                          SUPPLEMENTAL PETROLEUM DATA
                             (DOLLARS IN MILLIONS)
                                  (UNAUDITED)

COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES(1)

                                        TOTAL WORLDWIDE            UNITED STATES             EUROPE             OTHER REGIONS
                                    ------------------------   ---------------------   -------------------   --------------------
                                     1998     1997     1996    1998    1997     1996   1998    1997   1996   1998    1997    1996
                                    ------   ------   ------   ----   ------    ----   ----    ----   ----   ----    ----    ----
CONSOLIDATED COMPANIES
Property acquisitions
 Proved(2)........................  $  254   $  152   $   21   $ 24   $  148    $ 14   $230(3) $ --   $ --   $ --    $  4    $  7
 Unproved.........................      93      831       42     55      723(4)   41     25      95     --     13      13       1
Exploration.......................     436      450      445    119      107     144    114     135    169    203     208     132
Development.......................   1,019      921      828    542      289     203    403     568    543     74      64      82
                                    ------   ------   ------   ----   ------    ----   ----    ----   ----   ----    ----    ----
       Total......................   1,802    2,354    1,336    740    1,267     402    772     798    712    290     289     222
EQUITY AFFILIATES
Total Equity Affiliates...........     564      263       19     30       12       5      2       2     14    532(5)  249(5)   --
                                    ------   ------   ------   ----   ------    ----   ----    ----   ----   ----    ----    ----
       Total......................  $2,366   $2,617   $1,355   $770   $1,279    $407   $774    $800   $726   $822    $538    $222
                                    ======   ======   ======   ====   ======    ====   ====    ====   ====   ====    ====    ====

---------------

(1) These data comprise all costs incurred in the activities shown, whether capitalized or charged to expense at the time they were incurred.

(2) Does not include properties acquired through property trades.

(3) Includes acquisition costs associated with petroleum reserves acquired in the North Sea.

(4) Includes acquisition costs associated with gas reserves acquired in the South Texas Lobo trend.

(5) Represents Conoco's equity share of the Petrozuata heavy oil venture in Venezuela.

CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

                                      TOTAL WORLDWIDE               UNITED STATES                  EUROPE
                                ---------------------------   -------------------------   -------------------------
                                 1998      1997      1996      1998     1997      1996     1998      1997     1996
                                -------   -------   -------   ------   ------    ------   ------    ------   ------
CONSOLIDATED COMPANIES
Gross costs:
 Proved properties............  $13,488   $12,420   $11,914   $5,013   $4,676    $4,255   $6,942(1) $6,276   $6,268
 Unproved properties..........    1,159     1,491       913      634      774(2)    262      262       432      444
Less: Accumulated DD&A........    7,469     7,201     6,886    2,983    2,907     2,816    3,182     3,008    2,954
                                -------   -------   -------   ------   ------    ------   ------    ------   ------
       Total net costs........    7,178     6,710     5,941    2,664    2,543     1,701    4,022     3,700    3,758
EQUITY AFFILIATES
Net costs of equity
 affiliates...................      976       441       199       66       45        37      132       147      162
                                -------   -------   -------   ------   ------    ------   ------    ------   ------
       Total..................  $ 8,154   $ 7,151   $ 6,140   $2,730   $2,588    $1,738   $4,154    $3,847   $3,920
                                =======   =======   =======   ======   ======    ======   ======    ======   ======

                                      OTHER REGIONS
                                --------------------------
                                 1998      1997      1996
                                ------    ------    ------
CONSOLIDATED COMPANIES
Gross costs:
 Proved properties............  $1,533    $1,468    $1,391
 Unproved properties..........     263       285       207
Less: Accumulated DD&A........   1,304     1,286     1,116
                                ------    ------    ------
       Total net costs........     492       467       482
EQUITY AFFILIATES
Net costs of equity
 affiliates...................     778(3)    249(3)     --
                                ------    ------    ------
       Total..................  $1,270    $  716    $  482
                                ======    ======    ======

---------------

(1) Includes acquisition costs associated with petroleum reserves acquired in the North Sea.

(2) Includes acquisition costs associated with gas reserves acquired in the South Texas Lobo trend.

(3) Represents Conoco's equity share of the Petrozuata heavy oil venture in Venezuela.

                                  CONOCO INC.

                          SUPPLEMENTAL PETROLEUM DATA
                            (IN MILLIONS OF BARRELS)
                                  (UNAUDITED)

ESTIMATED PROVED RESERVES OF OIL(1)

                                        TOTAL WORLDWIDE        UNITED STATES            EUROPE           OTHER REGIONS
                                      --------------------   ------------------   ------------------   ------------------
                                      1998    1997    1996   1998   1997   1996   1998   1997   1996   1998   1997   1996
                                      -----   -----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
PROVED RESERVES OF CONSOLIDATED
  COMPANIES
Beginning of year...................    893     926    933   277    299    294    421    413    408    195    214    231
Revisions and other changes.........     42      54     55    14      3     11     20     43     36      8      8      8
Extensions and discoveries..........     41      62     75    15     12     31      6     44     35     20      6      9
Improved recovery...................     14       3      4    --      3      4     11     --     --      3     --     --
Purchase of reserves(2).............      8       5     (1)   --      4     (1)     8      1     --     --     --     --
Sale of reserves(3).................    (16)    (27)   (12)  (16)   (11)   (10)    --    (16)    --     --     --     (2)
Production..........................   (119)   (130)  (128)  (29)   (33)   (30)   (56)   (64)   (66)   (34)   (33)   (32)
                                      -----   -----   ----   ---    ---    ---    ---    ---    ---    ---    ---    ---
End of year(4)......................    863     893    926   261    277    299    410    421    413    192    195    214
                                      -----   -----   ----   ---    ---    ---    ---    ---    ---    ---    ---    ---
PROVED RESERVES OF EQUITY AFFILIATES
Beginning of year...................    731      47     44    --     --     --     51     47     44    680     --     --
Revisions and other changes.........      5      10      8    --     --     --      5     10      8     --     --     --
Extensions and discoveries..........     --     680     --    --     --     --     --     --     --     --    680(5)  --
Production..........................     (8)     (6)    (5)   --     --     --     (6)    (6)    (5)    (2)    --     --
                                      -----   -----   ----   ---    ---    ---    ---    ---    ---    ---    ---    ---
End of year.........................    728     731     47    --     --     --     50     51     47    678    680     --
                                      -----   -----   ----   ---    ---    ---    ---    ---    ---    ---    ---    ---
        Total.......................  1,591   1,624    973   261    277    299    460    472    460    870    875    214
                                      =====   =====   ====   ===    ===    ===    ===    ===    ===    ===    ===    ===
PROVED DEVELOPED RESERVES OF
  CONSOLIDATED COMPANIES
Beginning of year...................    600     630    684   242    258    265    174    185    217    184    187    202
End of year.........................    622     600    630   222    242    258    228    174    185    172    184    187
PROVED DEVELOPED RESERVES OF EQUITY
  AFFILIATES
Beginning of year...................     43      39     32    --     --     --     43     39     32     --     --     --
End of year.........................     92      43     39    --     --     --     42     43     39     50     --     --

---------------

(1) Oil reserves comprise crude oil and condensate and natural gas liquids expected to be removed for the Company's account from its natural gas deliveries.

(2) Includes reserves acquired through property trades.

(3) Includes reserves disposed of through property trades.

(4) Includes reserves of 123, 87 and 89 at year-end 1998, 1997 and 1996, respectively, attributable to Conoco Oil & Gas Associates L.P. in which there is a minority interest with an approximate 20 percent average revenue share (see Note 19).

(5) Represents Conoco's equity share of the Petrozuata heavy oil venture in Venezuela.

                                  CONOCO INC.

                          SUPPLEMENTAL PETROLEUM DATA
                            (IN BILLION CUBIC FEET)
                                  (UNAUDITED)

ESTIMATED PROVED RESERVES OF GAS

                                      TOTAL WORLDWIDE          UNITED STATES               EUROPE               OTHER REGIONS
                                   ---------------------   ----------------------   ---------------------   ---------------------
                                   1998    1997    1996    1998     1997    1996    1998    1997    1996    1998    1997    1996
                                   ----    ----    ----    ----     ----    ----    ----    ----    ----    ----    ----    ----
PROVED RESERVES OF CONSOLIDATED
  COMPANIES
Beginning of year................  5,491   5,063   4,709   2,235    1,822   1,891   3,060   3,068   2,649    196     173     169
Revisions and other changes......     25     134      41      18       --      79     (20)     97     (39)    27      37       1
Extensions and discoveries.......    961     518     780     624      453     176     111      59     574    226       6      30
Improved recovery................     --       1      --      --        1      --      --      --      --     --      --      --
Purchase of reserves(1)..........    116     270      41       4      264(2)     3    112      --      36     --       6       2
Sale of reserves(3)..............   (281)    (62)    (71)   (243)     (46)    (57)    (38)     (7)     --     --      (9)    (14)
Production.......................   (510)   (433)   (437)   (319)    (259)   (270)   (172)   (157)   (152)   (19)    (17)    (15)
                                   -----   -----   -----   -----    -----   -----   -----   -----   -----    ---     ---     ---
End of year(4)...................  5,802   5,491   5,063   2,319    2,235   1,822   3,053   3,060   3,068    430     196     173
                                   -----   -----   -----   -----    -----   -----   -----   -----   -----    ---     ---     ---
PROVED RESERVES OF EQUITY
  AFFILIATES
Beginning of year................    370     333     339     370      333     339      --      --      --     --      --      --
Revisions and other changes......    (12)     (6)     --     (12)      (6)     --      --      --      --     --      --      --
Extensions and discoveries.......      1      49      --       1       49      --      --      --      --     --      --      --
Purchase of reserves.............     27      --      --      27       --      --      --      --      --     --      --      --
Production.......................     (5)     (6)     (6)     (5)      (6)     (6)     --      --      --     --      --      --
                                   -----   -----   -----   -----    -----   -----   -----   -----   -----    ---     ---     ---
End of Year......................    381     370     333     381      370     333      --      --      --     --      --      --
                                   -----   -----   -----   -----    -----   -----   -----   -----   -----    ---     ---     ---
        Total....................  6,183   5,861   5,396   2,700    2,605   2,155   3,053   3,060   3,068    430     196     173
                                   =====   =====   =====   =====    =====   =====   =====   =====   =====    ===     ===     ===
PROVED DEVELOPED RESERVES OF
  CONSOLIDATED COMPANIES
Beginning of year................  3,061   2,843   2,933   1,801    1,672   1,733   1,091   1,041   1,071    169     130     129
End of year......................  3,991   3,061   2,843   1,828    1,801   1,672   1,954   1,091   1,041    209     169     130
PROVED DEVELOPED RESERVES OF
  EQUITY AFFILIATES
Beginning of year................     40      36      40      40       36      40      --      --      --     --      --      --
End of year......................     66      40      36      66       40      36      --      --      --     --      --      --

---------------

(1) Includes reserves acquired through property trades.

(2) Includes reserves acquired in the South Texas Lobo trend.

(3) Includes reserves disposed of through property trades.

(4) Includes reserves of 121, 115 and 104 at year-end 1998, 1997 and 1996, respectively, attributable to Conoco Oil & Gas Associates L.P. in which there is a minority interest with an approximate 20 percent average revenue share (see Note 19).

                                  CONOCO INC.

                          SUPPLEMENTAL PETROLEUM DATA
                                  (UNAUDITED)

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

     The information on the following page has been prepared in accordance with SFAS No. 69, which requires the standardized measure of discounted future net cash flows to be based on year-end sales prices, costs and statutory income tax rates and a 10 percent annual discount rate. Specifically, the per-barrel oil sales prices used to calculate the December 31, 1998, data averaged $9.40 for the United States, $10.69 for Europe and $10.67 for Other Regions, and the gas prices per thousand cubic feet averaged approximately $1.70 for the United States, $2.29 for Europe and $1.90 for Other Regions. Because prices used in the calculation are as of December 31, the standardized measure could vary significantly from year to year based on market conditions at that specific date.

     The projections should not be viewed as realistic estimates of future cash flows nor should the "standardized measure" be interpreted as representing current value to the Company. Material revisions to estimates of proved reserves may occur in the future, development and production of the reserves may not occur in the periods assumed, actual prices realized are expected to vary significantly from those used and actual costs may also vary. The Company's investment and operating decisions are not based on the information presented on the following page, but on a wide range of reserve estimates that includes probable as well as proved reserves, and on different price and cost assumptions from those reflected in this information.

                                  CONOCO INC.

                          SUPPLEMENTAL PETROLEUM DATA
                             (DOLLARS IN MILLIONS)
                                  (UNAUDITED)

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

                               TOTAL WORLDWIDE                 UNITED STATES                    EUROPE
                         ----------------------------   ---------------------------   ---------------------------
                          1998      1997       1996      1998      1997      1996      1998      1997      1996
                         -------   -------   --------   -------   -------   -------   -------   -------   -------
CONSOLIDATED COMPANIES
Future cash flows:
  Revenues.............  $20,340   $26,666   $ 34,366   $ 6,148   $ 8,355   $10,044   $11,376   $15,119   $19,364
  Production costs.....   (8,271)   (9,251)   (10,406)   (2,665)   (2,997)   (3,085)   (4,742)   (5,387)   (6,378)
  Development costs....   (1,548)   (1,586)    (1,669)     (370)     (446)     (283)     (823)   (1,094)   (1,294)
  Income tax expense...   (3,904)   (6,822)   (10,364)     (546)   (1,175)   (2,041)   (2,239)   (3,921)   (5,179)
                         -------   -------   --------   -------   -------   -------   -------   -------   -------
Future net cash
  flows................    6,617     9,007     11,927     2,567     3,737     4,635     3,572     4,717     6,513
Discounted to present
  value at a 10% annual
  rate.................   (2,414)   (3,384)    (4,638)   (1,055)   (1,552)   (2,088)   (1,151)   (1,679)   (2,317)
                         -------   -------   --------   -------   -------   -------   -------   -------   -------
        Total(1).......    4,203     5,623      7,289     1,512     2,185     2,547     2,421     3,038     4,196
                         -------   -------   --------   -------   -------   -------   -------   -------   -------
EQUITY AFFILIATES
Future cash flows:
  Revenues.............    5,327     8,520      1,971     1,001       893       968       427       651     1,003
  Production costs.....   (2,228)   (2,640)      (597)     (346)     (267)     (242)     (266)     (315)     (355)
  Development costs....   (1,086)   (1,300)      (180)     (191)     (174)     (157)      (28)      (30)      (23)
  Income tax expense...     (425)   (1,090)      (496)     (166)     (161)     (193)      (63)     (170)     (303)
                         -------   -------   --------   -------   -------   -------   -------   -------   -------
Future net cash
  flows................    1,588     3,490        698       298       291       376        70       136       322
Discounted to present
  value at a 10% annual
  rate.................   (1,327)   (2,886)      (398)     (220)     (226)     (277)       (9)      (44)     (121)
                         -------   -------   --------   -------   -------   -------   -------   -------   -------
        Total..........      261       604        300        78        65        99        61        92       201
                         -------   -------   --------   -------   -------   -------   -------   -------   -------
        Total..........  $ 4,464   $ 6,227   $  7,589   $ 1,590   $ 2,250   $ 2,646   $ 2,482   $ 3,130   $ 4,397
                         =======   =======   ========   =======   =======   =======   =======   =======   =======

                                OTHER REGIONS
                         ---------------------------
                          1998      1997      1996
                         -------   -------   -------
CONSOLIDATED COMPANIES
Future cash flows:
  Revenues.............  $ 2,816   $ 3,192   $ 4,958
  Production costs.....     (864)     (867)     (943)
  Development costs....     (355)      (46)      (92)
  Income tax expense...   (1,119)   (1,726)   (3,144)
                         -------   -------   -------
Future net cash
  flows................      478       553       779
Discounted to present
  value at a 10% annual
  rate.................     (208)     (153)     (233)
                         -------   -------   -------
        Total(1).......      270       400       546
                         -------   -------   -------
EQUITY AFFILIATES
Future cash flows:
  Revenues.............    3,899     6,976        --
  Production costs.....   (1,616)   (2,058)       --
  Development costs....     (867)   (1,096)       --
  Income tax expense...     (196)     (759)       --
                         -------   -------   -------
Future net cash
  flows................    1,220     3,063        --
Discounted to present
  value at a 10% annual
  rate.................   (1,098)   (2,616)       --
                         -------   -------   -------
        Total..........      122       447        --
                         -------   -------   -------
        Total..........  $   392   $   847   $   546
                         =======   =======   =======

---------------

(1) Includes $263, $372 and $686 at year-end 1998, 1997 and 1996, respectively, attributable to Conoco Oil & Gas Associates L.P. in which there is a minority interest with an approximate 20 percent average revenue share (see
    Note 19).

SUMMARY OF CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

                                                                 CONSOLIDATED COMPANIES             EQUITY AFFILIATES
                                                              -----------------------------    ---------------------------
                                                               1998       1997       1996       1998       1997      1996
                                                              -------    -------    -------    -------    -------    -----
Balance at January 1........................................  $ 5,623    $ 7,289    $ 5,158    $   604    $   300    $ 151
Sales and transfers of oil and gas produced, net of
  production costs..........................................   (1,778)    (2,583)    (2,647)        (2)       (56)     (73)
Development costs incurred during the period................    1,019        921        828        555        218       20
Net changes in prices and in development and production
  costs.....................................................   (3,948)    (4,974)     2,525     (1,155)    (1,242)     119
Extensions, discoveries and improved recovery, less related
  costs.....................................................      838        818      1,630          1      1,181        4
Revisions of previous quantity estimates....................      189        439        553          2         37       83
Purchases (sales) of reserves in place -- net...............      (92)        36        (54)        18         --       --
Accretion of discount.......................................      916      1,312        931         84         55       25
Net change in income taxes..................................    1,541      2,285     (1,676)       128         16     (152)
Other.......................................................     (105)        80         41         26         95      123
                                                              -------    -------    -------    -------    -------    -----
Balance at December 31......................................  $ 4,203    $ 5,623    $ 7,289    $   261    $   604    $ 300
                                                              =======    =======    =======    =======    =======    =====

                                  CONOCO INC.

                     CONSOLIDATED QUARTERLY FINANCIAL DATA
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)
                                  (UNAUDITED)

                                                                         QUARTER ENDED
                                                       -------------------------------------------------
                                                       MARCH 31    JUNE 30    SEPTEMBER 30   DECEMBER 31
                                                       --------    -------    ------------   -----------
1998
Sales and Other Operating Revenues(1)................   $5,736     $5,612        $5,916        $5,532
Cost of Goods Sold and Other Expenses(2).............    5,327      5,374         5,620         5,954
Interest and Debt Expense............................        1         --           107            91
Net Income (Loss)....................................      316(5)     214(6)        183          (263)(7)
Earnings Per Share
  Basic(3)...........................................   $  .72     $  .49        $  .42        $ (.45)
  Diluted(3).........................................   $  .72     $  .49        $  .42        $ (.45)
Market Price of Common Stock(4)
  High...............................................                                          $25 3/4
  Low................................................                                          $19 3/8

1997
Sales and Other Operating Revenues(1)................   $6,560     $5,915        $6,671        $6,650
Cost of Goods Sold and Other Expenses(2).............    5,898      5,501         6,269         6,452
Interest and Debt Expense............................       15          9             7             5
Net Income...........................................      341        246(8)        289(9)        221(10)
Earnings Per Share
  Basic(3)...........................................   $  .78     $  .56        $  .66        $  .51
  Diluted(3).........................................   $  .78     $  .56        $  .66        $  .51

---------------

 (1) Excludes other income of $98, $40, $113 and $121 in each of the quarters in 1998 and $55, $70, $28 and $314 in each of the quarters in 1997.

 (2) Excludes provision for income taxes.

 (3) Earnings per share for the year may not equal the sum of the quarterly earnings per share due to changes in average shares outstanding. Earnings per share for the periods prior to the Offerings was calculated using only Class B Common Stock, as required by SFAS 128 (see Note 8 to the consolidated financial statements).

 (4) The Company's Class A Common Stock is listed on the New York Stock Exchange (trading symbol: COC) and commenced trading on October 22, 1998. Prices are as reported in the New York Stock Exchange, Inc. Composite Transactions Tape.

 (5) Includes gain of $23 ($.04 per share-diluted) from sale of certain Upstream properties.

 (6) Includes net benefit of $3 ($.01 per share-diluted) reflecting: tax benefit of $31 from sale of an international Upstream subsidiary and a $28 charge for U.S. Downstream environmental litigation.

 (7) Includes net charge of $297 ($.47 per share-diluted) reflecting: charges of $183 for non-cash stock option compensation expense related to the Offerings, $63 for write-down of inventories to market, $52 principally for employee separation costs, $38 for impairment of long-lived Upstream properties located in Texas and in the Gulf of Mexico, as well as a write-down of a nonoperating gas plant in Texas and an exploration license in Norway, and $14 for environmental litigation charges and gains of $41 from the sale of U.S. producing properties and $12 from sale of an office building.

 (8) Includes gain of $24 ($.04 per share-diluted) from sale of U.S. producing properties.

 (9) Includes net benefit of $37 ($.05 per share-diluted) reflecting: gain of $30 from sale of North Sea properties, benefit of $30 from foreign tax rate changes, and charge of $23 for environmental litigation charges.

(10) Includes a net benefit of $19 ($.03 per share-diluted) reflecting: a gain of $186 from the sale of North Sea and U.S. Upstream properties, a charge of $112 for impairment of non-revenue producing properties, and a charge of $55 for write-down of an office building held for sale.

                   INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  CONOCO INC.

                CONSOLIDATED STATEMENT OF INCOME (NOTES 1 AND 3)
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31
                                                              ------------------
                                                               1999        1998
                                                              ------      ------
                                                                (IN MILLIONS,
                                                              EXCEPT PER SHARE)
Revenues
  Sales and Other Operating Revenues*.......................  $5,311      $5,736
  Other Income..............................................      24          98
                                                              ------      ------
          Total Revenues....................................   5,335       5,834
                                                              ------      ------
Cost and Expenses
  Cost of Goods Sold and Other Operating Expenses...........   3,005       3,393
  Selling, General and Administrative Expenses..............     186         183
  Exploration Expenses......................................      46          67
  Depreciation, Depletion and Amortization..................     302         267
  Taxes Other Than on Income*...............................   1,591       1,417
  Interest and Debt Expense.................................      71           1
                                                              ------      ------
          Total Cost and Expenses...........................   5,201       5,328
                                                              ------      ------
Income Before Income Taxes..................................     134         506
Provision for Income Taxes..................................      51         190
                                                              ------      ------
Net Income (Note 10)........................................  $   83      $  316
                                                              ======      ======
Earnings Per Share (Note 4)
  Basic.....................................................  $  .13      $  .72
  Diluted...................................................  $  .13      $  .72
Weighted Average Shares Outstanding (Note 4)
  Class A**.................................................     191          --
  Class B...................................................     437         437
                                                              ------      ------
          Total Basic.......................................     628         437
  Stock Options**...........................................       7          --
                                                              ------      ------
          Total Diluted.....................................     635         437
Dividends Per Share of Common Stock (Note 5)................  $  .14      $   --

---------------
 * Includes petroleum excise taxes..........................  $1,546      $1,373

** Earnings Per Share for the period prior to the Offerings was calculated using only Class B Common Stock as required by SFAS 128 (See Note 4).

        See Notes to Unaudited Interim Consolidated Financial Statements

                   INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  CONOCO INC.

                   CONSOLIDATED BALANCE SHEET (NOTES 1 AND 3)
                                  (UNAUDITED)

                                     ASSETS

                                                              MARCH 31,   DECEMBER 31,
                                                                1999          1998
                                                              ---------   ------------
                                                                   (IN MILLIONS)
Current Assets
  Cash and Cash Equivalents.................................  $    425      $    394
  Accounts and Notes Receivable.............................     1,228         1,191
  Inventories (Note 6)......................................       899           807
  Prepaid Expenses..........................................       305           378
                                                              --------      --------
          Total Current Assets..............................     2,857         2,770
Property, Plant and Equipment...............................    22,031        22,094
Less: Accumulated Depreciation, Depletion and
  Amortization..............................................   (10,801)      (10,681)
                                                              --------      --------
Net Property, Plant and Equipment...........................    11,230        11,413
                                                              --------      --------
Investment in Affiliates....................................     1,445         1,363
Other Assets................................................       548           529
                                                              --------      --------
          Total.............................................  $ 16,080      $ 16,075
                                                              ========      ========

                         LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts Payable..........................................  $  1,355      $  1,312
  Short-Term Borrowings -- Related Parties..................       926            --
  Other Short-Term Borrowings and Capital Lease
     Obligations............................................        29            52
  Income Taxes..............................................       171           199
  Other Accrued Liabilities (Note 7)........................     1,082         1,162
                                                              --------      --------
          Total Current Liabilities.........................     3,563         2,725
Long-Term Borrowings -- Related Parties.....................     3,970         4,596
Other Long-Term Borrowings and Capital Lease Obligations....        93            93
Deferred Income Taxes.......................................     1,658         1,714
Other Liabilities and Deferred Credits......................     2,144         2,200
                                                              --------      --------
          Total Liabilities.................................    11,428        11,328
                                                              --------      --------
Commitments and Contingent Liabilities (Note 8)
Minority Interests..........................................       310           309
Stockholders' Equity
  Preferred Stock, $.01 par value:
  250,000,000 shares authorized; none issued................        --            --
  Class A Common Stock, $.01 par value:
  3,000,000,000 shares authorized; 191,497,821 shares
     issued.................................................         2             2
  Class B Common Stock, $.01 par value:
  1,600,000,000 shares authorized; 436,543,573 shares issued
     and outstanding........................................         4             4
  Additional Paid-In Capital................................     4,975         4,955
  Accumulated Deficit.......................................      (250)         (244)
  Accumulated Other Comprehensive Loss (Note 9).............      (367)         (274)
  Treasury Stock, at cost (1,032,607 and 249,863 Class A
     shares at March 31, 1999 and December 31, 1998,
     respectively)..........................................       (22)           (5)
                                                              --------      --------
          Total Stockholders' Equity........................     4,342         4,438
                                                              --------      --------
          Total.............................................  $ 16,080      $ 16,075
                                                              ========      ========

        See Notes to Unaudited Interim Consolidated Financial Statements

                   INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  CONOCO INC.

              CONSOLIDATED STATEMENT OF CASH FLOWS (NOTES 1 AND 3)
                                  (UNAUDITED)

                                                                THREE MONTHS ENDED
                                                                     MARCH 31
                                                                -------------------
                                                                 1999        1998
                                                                ------      -------
                                                                   (IN MILLIONS)
Cash Provided by Operations
  Net Income................................................    $  83       $  316
  Adjustments to Reconcile Net Income to Cash Provided by
     Operations:
     Depreciation, Depletion and Amortization...............      302          267
     Dry Hole Costs and Impairment of Unproved Properties...       17           22
     Deferred Income Taxes..................................      (42)          48
     Income Applicable to Minority Interest.................        5            5
     Other Noncash Charges and Credits -- Net...............        8          (51)
     Decrease (Increase) in Operating Assets:
       Accounts and Notes Receivable........................      (52)         178
       Inventories..........................................     (107)        (192)
       Other Operating Assets...............................       25          (98)
     Increase (Decrease) in Operating Liabilities:
       Accounts Payable and Other Operating Liabilities.....      113         (379)
       Accrued Interest and Income Taxes....................       41         (104)
                                                                -----       ------
          Cash Provided by Operations.......................      393           12
                                                                -----       ------
Investment Activities
  Purchases of Property, Plant and Equipment................     (457)        (389)
  Investments in Affiliates.................................     (100)         (42)
  Proceeds from Sales of Assets and Subsidiaries............       18          275
  Net Decrease (Increase) in Short-Term Financial
     Instruments............................................       (8)          (9)
                                                                -----       ------
          Cash Used for Investment Activities...............     (547)        (165)
                                                                -----       ------
Financing Activities
  Cash Dividends (Note 5)...................................      (88)          --
  Short-Term Borrowings -- Receipts.........................       --            2
                            -- Payments.....................       (1)         (21)
  Other Long-Term Borrowings -- Payments....................      (19)          (3)
  Treasury Stock Purchases..................................      (18)          --
  Transactions with Related Parties:
       Notes Receivable -- Receipts.........................       --           48
                          -- Payments.......................       --         (162)
       Borrowings -- Receipts...............................      710          137
                   -- Payments..............................     (410)          --
       Net Cash Contribution From (To) Owner................       19         (258)
  Increase (Decrease) in Minority Interests.................       (5)          (5)
                                                                -----       ------
          Cash Provided by (Used for) Financing
           Activities.......................................      188         (262)
                                                                -----       ------
Effect of Exchange Rate Changes on Cash.....................       (3)          (3)
                                                                -----       ------
Increase (Decrease) in Cash and Cash Equivalents............       31         (418)
Cash and Cash Equivalents at Beginning of Year..............      394        1,147
                                                                -----       ------
Cash and Cash Equivalents at March 31.......................    $ 425       $  729
                                                                =====       ======

        See Notes to Unaudited Interim Consolidated Financial Statements

                                  CONOCO INC.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     Conoco Inc., including its consolidated subsidiaries ("Conoco"), is an integrated, global energy company that is involved in the Upstream and Downstream operating segments of the petroleum industry. Activities of the Upstream operating segment include exploring for, and developing, producing and selling crude oil, natural gas and natural gas liquids. Activities of the Downstream operating segment include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products, and transporting, distributing and marketing petroleum products. Conoco has four reporting segments for its Upstream and Downstream businesses, reflecting geographic division between the United States and International. Corporate and other includes general corporate expenses, financing costs and other non-operating items, and results for electric power and related-party insurance operations.

     The initial public offerings (the "Offerings") of the Class A Common Stock of Conoco commenced on October 21, 1998, and the Class A Common Stock began trading on the New York Stock Exchange on October 22, 1998. The Offerings consisted of 191,456,427 shares of Class A Common Stock issued at a price of $23 per share, and represented E.I. du Pont de Nemours and Company's ("DuPont") first step in the planned divestiture of Conoco. Through its ownership of 100 percent of Conoco's Class B Common Stock (436,543,573 shares), DuPont owned approximately 70 percent of Conoco's common stock representing approximately 92 percent of the combined voting power of all classes of voting stock of Conoco at March 31, 1999. The holders of Class A Common Stock and Class B Common Stock generally have identical rights, except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to five votes per share on matters to be voted on by stockholders.

     Prior to the date of the Offerings, operations were conducted by Conoco Inc., subsidiaries of Conoco Inc. and, in some cases, subsidiaries of DuPont. The accompanying consolidated financial statements for this period are presented on a carve-out basis prepared from DuPont's historical accounting records, and include the historical operations of both entities owned by Conoco and operations transferred to Conoco by DuPont at the time of the Offerings. In this context, no direct ownership relationship existed among all the various units comprising Conoco. Accordingly, net cash contributions from/to owner prior to the Offerings included funds transferred between Conoco and DuPont for operating needs, cash dividends paid and other equity transactions.

     Effective at the time of the Offerings, Conoco's capital structure was established and the transfer to Conoco of certain subsidiaries previously owned by DuPont was substantially complete, resulting in direct ownership of those subsidiaries. Accordingly, for periods subsequent to the Offerings, financial information is presented on a consolidated basis.

     On March 22, 1999, Conoco filed a registration statement with the Securities and Exchange Commission ("SEC") outlining a "split-off" plan to establish Conoco as a fully independent company. This filing is the next step in DuPont's planned divestiture of Conoco. The tax-free split-off will be achieved through an exchange offer in which DuPont stockholders will be given an opportunity to exchange DuPont common stock for shares of Conoco Class B Common Stock currently held by DuPont. DuPont announced on April 28, 1999 that its board of directors had approved the split-off plan. Following a review by the SEC, and depending on market conditions, the split-off is expected to be completed in the third quarter of 1999.

     These consolidated interim financial statements are unaudited, but reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. All such adjustments are of a normal

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)
                                  (UNAUDITED)

recurring nature. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Conoco's 1998 Annual Report on Form 10-K as amended.

2. RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

     Effective January 1, 1999, Conoco adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," issued by the American Institute of Certified Public Accountants. This Statement requires that costs related to start-up activities, including organization costs, be expensed as incurred. Conoco's policy has been one of expensing organization and other similar costs of start-up operations. Accordingly, we have no cumulative charge to earnings from a write-off of deferred start-up costs as a result of adoption of this accounting standard.

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires that companies recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

     SFAS No. 133 provides, if certain conditions are met, that a derivative may be specifically designated as:

  - a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge),

  - a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or

  - a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction (foreign currency hedge).

     Under SFAS No. 133, the accounting for changes in fair value of a derivative depends on its intended use and designation. For a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. For a foreign currency hedge, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment. For all other items not designated as hedging instruments, the gain or loss is recognized in earnings in the period of change. Conoco is required to adopt this Statement by the first quarter of 2000 and is currently assessing its effect on the consolidated financial statements.

3. RELATED PARTY TRANSACTIONS

     The consolidated financial statements include significant transactions with DuPont involving services (such as cash management, other financial services, purchasing, legal, computer and corporate aviation) and general corporate expenses that were provided between Conoco and DuPont organizations. For periods prior to the Offerings, the costs of services were directly charged or allocated between Conoco and DuPont using methods management believes are reasonable. These methods included negotiated usage rates, dedicated asset assignment and proportionate corporate formulas involving assets, revenues and employees. Such charges and allocations were not necessarily indicative of what would have been incurred if Conoco had been a separate entity.

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)
                                  (UNAUDITED)

     Amounts charged and allocated to Conoco for these services were $7 and $34 for the first quarter of 1999 and 1998, respectively, and are principally included in selling, general and administrative expenses. Conoco provided DuPont services such as computer, legal and purchasing, as well as certain technical and plant operating services, which amounted to $7 and $14 for the first quarter of 1999 and 1998, respectively. These charges to DuPont were treated as reductions, as appropriate, of cost of goods sold and other operating expenses and selling, general and administrative expenses.

     Interest expense charged by DuPont was $72 and $27 for the first quarter of 1999 and 1998, respectively, and reflects market-based interest rates. A portion of historical related party interest cost and other interest expense of $2 and $28 for the first quarter of 1999 and 1998, respectively, was capitalized as costs associated with major construction projects. Interest income from DuPont was $16 for the first quarter of 1998 and also reflects market-based interest rates.

     Sales and other operating revenues include sales of products from Conoco to DuPont, principally natural gas and gas liquids to supply several DuPont plant sites. These sales totaled $91 and $110 in the first quarter of 1999 and 1998, respectively. Also included, for the first quarter of 1998, are revenues of $5 from insurance premiums charged to DuPont for property and casualty coverage outside the United States. Purchases of products from DuPont during these periods were not material. Subsequent to the Offerings, these intercompany arrangements between DuPont and Conoco, excluding insurance coverage provided to DuPont, are provided under transition service agreements or other long-term agreements. It is not anticipated that a change, if any, in these costs and revenues would have a material effect on Conoco's results of operations or consolidated financial position.

     Accounts and notes receivable include amounts due from DuPont of $48 and $80 at March 31, 1999, and December 31, 1998, respectively, representing current month balances of transactions between Conoco and DuPont, mainly product sales and certain charges billed annually. Accounts payable include amounts due DuPont of $35 and $52 at March 31, 1999, and December 31, 1998, respectively. Other liabilities include accrued interest of $122 and $51 due DuPont at March 31, 1999 and December 31, 1998, respectively.

     Amounts representing notes receivable or borrowings from DuPont, including its subsidiary organizations, are identified as related parties and presented separately in the consolidated balance sheet. At December 31, 1998, Conoco had long-term borrowings from related parties of $4,596, representing the balance under two promissory notes due on or before January 2, 2000. At March 31, 1999, Conoco had aggregate related parties borrowings of $4,896 consisting of short-term borrowings of $926 and long-term borrowings of $3,970. The short-term borrowings consisted of $300 under a revolving credit agreement and $626 under two promissory notes due on or before January 2, 2000. Subsequent to March 31, 1999, the long-term borrowings were refinanced with proceeds from placement of public debt as described below. Consequently, the senior borrowings have been classified as long-term pursuant to SFAS 6.

     On April 20, 1999, Conoco completed the public offering and sale of $4,000 of senior debt securities. The senior debt securities consisted of three tranches as follows:

     - $1,350 in five-year notes due 2004 with a coupon of 5.90 percent, offered to the public at 99.856 percent.

     - $750 in ten-year notes due 2009 with a coupon of 6.35 percent, offered to the public at par.

     - $1,900 in 30-year notes due 2029 with a coupon of 6.95 percent, offered to the public at par.

     Conoco achieved a weighted average interest rate of 6.49 percent in this financing. After deducting the note discount and underwriting discounts the net proceeds of $3,970 received from the senior debt offerings were used to repay a portion of the outstanding principal and accrued interest owed to DuPont

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)
                                  (UNAUDITED)

under one of the promissory notes. In May 1999, Conoco instituted a commercial paper program with a borrowing capacity up to $2,000. Through May 1999, Conoco had issued $1,022 under this program, the proceeds of which were used to repay remaining debt and accrued interest to DuPont.

4. EARNINGS PER SHARE

     Basic earnings per share ("EPS") is computed by dividing net income (the numerator) by the weighted average number of common shares outstanding plus the effects of award and fee deferrals that are invested in Conoco stock units by certain employees and directors of Conoco (the denominator). Diluted EPS is similarly computed, except that the denominator is increased to include the dilutive effects of outstanding stock options awarded under Conoco's compensation plans.

     As described in Note 1, Conoco's capital structure was established at the time of the Offerings. In accordance with SEC Staff Accounting Bulletin No. 98, the capitalization of Class B Common Stock has been retroactively reflected for the purposes of presenting earnings per share for the first quarter of 1998. For the first quarter of 1999, basic EPS reflects the Class B Common Stock plus the weighted average number of shares of Class A Common Stock and deferred award units outstanding at March 31, 1999. Corresponding diluted EPS for the first quarter of 1999 includes an additional 7,347,178 shares representing the weighted average dilutive effect of outstanding stock options that resulted from the concurrent cancellation of DuPont stock options at the date of the Offerings and issuance of options with respect to Class A Common Stock.

     The denominator is based on the following weighted average number of common shares outstanding:

                                                                THREE MONTHS ENDED
                                                                     MARCH 31
                                                             -------------------------
                                                                1999          1998
                                                             -----------   -----------
Basic......................................................  627,633,168   436,543,573
Diluted....................................................  634,980,346   436,543,573

     Variable stock options for 1,724,146 shares of common stock were outstanding at March 31, 1999, but were not included in the computation of diluted EPS since the threshold price of $32.88 required for these options to be vested had not been reached.

     Common shares held as treasury stock are deducted in determining the number of shares outstanding.

     For the three months ended March 31, 1999, stock options for 12,736,261 shares of Class A Common Stock are antidilutive and therefore are not included in the diluted earnings per share calculation because the exercise price is greater than the average market price.

PRO FORMA EPS

     Pro forma EPS for the first quarter of 1998 include the shares of Conoco Class A and Class B Common Stock and deferred award units outstanding immediately after the Offerings as if the Offerings had been completed at the beginning of the period presented. Pro forma basic EPS is based on pro forma net income for the first quarter of 1998 divided by the total Class A and Class B Common Stock plus deferred award units outstanding immediately after the Offerings (basic shares). For pro forma diluted EPS, basic shares have been adjusted to reflect the effect of outstanding stock options immediately after the Offerings as though outstanding for the period presented. Pro forma net income reflects historical income for the period adjusted to give effect to the transactions substantially completed in October 1998 directly associated with the Offerings and separation from DuPont.

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)
                                  (UNAUDITED)

     The reconciliation of historical net income to pro forma net income with pro forma adjustments separately identified is as follows:

                                                                 THREE MONTHS ENDED
                                                                      MARCH 31
                                                      -----------------------------------------
                                                         1999           1998           1998
                                                        ACTUAL        PRO FORMA       ACTUAL
                                                      -----------    -----------    -----------
Historical net income...............................  $        83    $       316    $       316
  Lower interest income(1)..........................           --            (32)            --
  Incremental interest expense(2)...................           --            (46)            --
  Related tax effects(3)............................           --             25             --
                                                      -----------    -----------    -----------
Net income..........................................  $        83    $       263    $       316
                                                      ===========    ===========    ===========
Earnings per share:
  Basic.............................................  $       .13    $       .42    $       .72
  Diluted...........................................  $       .13    $       .41    $       .72
Weighted average shares outstanding:
  Basic.............................................  627,633,168    628,195,100    436,543,573
  Diluted...........................................  634,980,346    636,746,186    436,543,573

---------------
(1) Lower interest income due to settlement of related party notes receivable and the impact of currency exchange rates on certain intercompany loans purchased by Conoco from DuPont.

(2) Incremental interest expense resulting from Conoco's new debt structure.

(3) Tax effects associated with adjustments in (1) and (2), and the impact of the calculation of income taxes on a separate return basis.

5. DIVIDENDS

     Conoco declared a first quarter cash dividend on January 27, 1999, of $.14 per share on each outstanding share of Class A common stock and Class B common stock, payable March 12, 1999, to shareholders of record as of February 12, 1999. This initial dividend was determined on a pro rata basis covering the period from October 27, 1998 to December 31, 1998, and is equivalent to $.19 per share for a full quarter.

     On April 28, 1999, Conoco declared a quarterly cash dividend of $.19 per share on each outstanding share of Class A and Class B common stock, payable on June 12, 1999, to stockholders of record on May 14, 1999.

6. INVENTORIES

                                                              MARCH 31,   DECEMBER 31,
                                                                1999          1998
                                                              ---------   ------------
Crude oil and petroleum products............................    $757          $661
Other merchandise...........................................      22            22
Materials and supplies......................................     120           124
                                                                ----          ----
                                                                $899          $807
                                                                ====          ====

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)
                                  (UNAUDITED)

7. RESTRUCTURING

     In December 1998, Conoco announced, that as a result of a comprehensive review of its assets and long-term strategy, Conoco was making organizational realignments consistent with furthering the efficiency of operations and taking advantage of synergies created by the upgrading of its asset portfolio. The announced plans are being implemented in 1999 and will result in a reduction of approximately 775 Upstream positions and 200 Downstream positions worldwide. About three quarters of the Upstream positions and about half of the Downstream positions affected will be in the United States. These reductions largely reflect the elimination of redundancies at all levels resulting from past and ongoing consolidation of assets into operations requiring less employee support as well as better sharing of common services and functions across regions. Associated with these announcements, Conoco recorded a charge in the fourth quarter 1998 of $82 pretax ($52 after-tax), nearly all of which represents termination payments and related employee benefits to be made to persons affected. During the first quarter, approximately 134 persons in Upstream and 28 persons in Downstream left Conoco under implementation of these realignment plans. The following table shows the status of, and changes to, the restructuring reserve for the first quarter of 1999.

                                                          UPSTREAM              DOWNSTREAM
                                                    --------------------   --------------------
                                                    U.S.   INTERNATIONAL   U.S.   INTERNATIONAL   TOTAL
                                                    ----   -------------   ----   -------------   -----
Reserve at December 31, 1998......................  $31         $36         $8         $7          $82
  Expenditures....................................   (3)         (1)        --         --           (4)
  New accruals....................................   --          --         --         --           --
                                                    ---         ---         --         --          ---
Reserve at March 31, 1999.........................  $28         $35         $8         $7          $78
                                                    ===         ===         ==         ==          ===

     We expect the restructuring efforts provided for in December 1998 will be completed by year-end 1999.

8. COMMITMENTS AND CONTINGENT LIABILITIES

     Conoco has various purchase commitments for materials, supplies, services and items of permanent investment incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market. In addition, at March 31, 1999, Conoco had obligations under international contracts to purchase, over periods up to 20 years, natural gas at prices that were in excess of market prices at March 31, 1999. No material annual loss is expected from these long-term commitments.

     Conoco is subject to various lawsuits and claims involving a variety of matters including, along with other oil companies, actions challenging oil and gas royalty and severance tax payments based on posted prices, and claims for damages resulting from leaking underground storage tanks. As a result of the separation agreement with DuPont, Conoco has also assumed responsibility for current and future claims related to certain discontinued chemicals and agricultural chemicals businesses operated by Conoco in the past. In general, the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists. Conoco believes the ultimate liabilities resulting from such lawsuits and claims may be material to results of operations in the period in which they are recognized but will not materially affect the consolidated financial position of Conoco.

     Conoco is also subject to contingencies pursuant to environmental laws and regulations that in the future may require further action to correct the effects on the environment of prior disposal practices or releases of petroleum substances by Conoco or other parties. Conoco has accrued for certain environmental remediation activities consistent with the policy set forth in
Note 2 to the consolidated financial statements presented in Conoco's 1998 Form 10-K as amended. Conoco has assumed environmental remediation

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)
                                  (UNAUDITED)

liabilities from DuPont related to certain discontinued chemicals and agricultural chemicals businesses operated by Conoco in the past, which are included in the environmental accrual. At March 31, 1999, such accrual amounted to $130 and, in management's opinion, was appropriate based on existing facts and circumstances. Under adverse changes in circumstances, potential liability may exceed amounts accrued. In the event future monitoring and remediation expenditures are in excess of amounts accrued, they may be significant to results of operations in the period recognized but management does not anticipate they will have a material adverse effect on the consolidated financial position of Conoco.

     Conoco has indirectly guaranteed various debt obligations under agreements with certain affiliated and other companies to provide specified minimum revenues from shipments or purchases of products. At March 31, 1999, these indirect guarantees totaled $18 and Conoco or DuPont, on behalf of and indemnified by Conoco, had directly guaranteed $1,120 of the obligations of certain affiliated companies and others. Conoco has a multiparty banking agreement that provides for the indirect guarantee of bank account overdrafts for itself and its subsidiaries. No material loss is anticipated by reason of such agreements and guarantees.

9. COMPREHENSIVE (LOSS) INCOME

     The following sets forth Conoco's comprehensive income (loss) for the periods shown:

                                                               THREE MONTHS ENDED
                                                                    MARCH 31
                                                               ------------------
                                                                1999        1998
                                                               ------      ------
Net Income..................................................    $ 83        $316
Other Comprehensive Loss:
  Foreign Currency Translation Adjustment...................     (93)        (18)
                                                                ----        ----
Comprehensive (Loss) Income.................................    $(10)       $298
                                                                ====        ====

                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)
                                  (UNAUDITED)

10. OPERATING SEGMENT AND GEOGRAPHIC INFORMATION

     Conoco is involved in both the Upstream and Downstream operating segments of the petroleum industry. Activities of the Upstream operating segment include exploring for, and developing, producing and selling, crude oil, natural gas and natural gas liquids. Activities of the Downstream operating segment include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products, and transporting, distributing and marketing petroleum products. Conoco has four reporting segments for its Upstream and Downstream businesses, reflecting geographic division between the United States and International. Corporate and other includes general corporate expenses, financing costs and other non-operating items, and results for electric power and related-party insurance operations. Conoco sells its products worldwide. Major products include crude oil, natural gas and refined products that are sold primarily in the energy and transportation markets. Conoco's sales are not materially dependent on a single customer or small group of customers. Transfers between segments are on the basis of estimated market values.

                                             UPSTREAM                DOWNSTREAM
                                      ----------------------   ----------------------
                                      UNITED                   UNITED                   CORPORATE
        SEGMENT INFORMATION           STATES   INTERNATIONAL   STATES   INTERNATIONAL   AND OTHER   CONSOLIDATED
        -------------------           ------   -------------   ------   -------------   ---------   ------------
THREE MONTHS ENDED MARCH 31, 1999
Sales and Other Operating
  Revenues..........................   $706        $479        $1,962      $2,143         $ 21         $5,311
Transfers Between Segments..........     74          79            18          43           --             --
                                       ----        ----        ------      ------         ----         ------
          Total Operating
            Revenues................   $780        $558        $1,980      $2,186         $ 21         $5,311
                                       ====        ====        ======      ======         ====         ======
Net Income (Loss)...................   $ 40        $ 68        $   17      $   23         $(65)        $   83
THREE MONTHS ENDED MARCH 31, 1998
Sales and Other Operating
  Revenues..........................   $863        $456        $2,185      $2,028         $204         $5,736
Transfers Between Segments..........     89         107            21          47           --             --
                                       ----        ----        ------      ------         ----         ------
          Total Operating
            Revenues................   $952        $563        $2,206      $2,075         $204         $5,736
                                       ====        ====        ======      ======         ====         ======
Net Income (Loss)(1)................   $ 88        $143        $   34      $   57         $ (6)        $  316

---------------

(1) Includes After-Tax Benefits from Special Items:

THREE MONTHS ENDED MARCH 31, 1999...   $ --        $ --        $   --      $   --         $ --         $   --
THREE MONTHS ENDED MARCH 31, 1998
  Asset Sales.......................   $ --        $ 23        $   --      $   --         $ --         $   23

                                   SCHEDULE A

                            TRANSACTIONS CONCERNING
                             COMMON STOCK OF DUPONT


     Neither DuPont, nor any of DuPont's executive officers or directors or associates has engaged in any transaction involving shares of DuPont common stock during the period of forty business days prior to the date of this Offering Circular-Prospectus except for the following transactions by certain executive officers of DuPont:



PERSON
EFFECTING                         DATE OF     NUMBER OF         DESCRIPTION OF          PRICE PER
TRANSACTION                     TRANSACTION    SHARES             TRANSACTION             SHARE
-----------                     -----------   ---------         --------------          ---------
Curtis J. Crawford...........    May 3, 1999        700  Annual grant to directors            N/A
  Director
                               June 14, 1999          7  Dividends applied to deferred     $67.33
                                                         directors fees

Louisa C. Duemling...........    May 3, 1999        700  Annual grant to directors            N/A
  Director
                                 May 7, 1999      1,024  Gave gift                            N/A
                                 May 7, 1999     15,000  Open market sale                  $72.88

Edward B. du Pont............    May 3, 1999        700  Annual grant to directors            N/A
  Director
                               June 17, 1999        200  Gave gift                            N/A

Richard R. Goodmanson........    May 1, 1999    150,000  Stock option grant (NQOs)         $71.75
  Executive Vice President
  and Chief Operating Officer

                                 May 1, 1999     10,000  Restricted stock grant               N/A
                               June 14, 1999         51  Dividends applied to              $67.75
                                                         restricted stock account
Charles O. Holliday, Jr......    May 4, 1999     20,672  Shares surrendered in payment     $70.41
  Chairman and Chief                                     of cost and tax obligation on
  Executive Officer                                      stock option exercises
                                                         (21,400 exercised @$23 and
                                                         16,000 exercised @$24.375)
                                 May 5, 1999      2,537  Open market sale of shares to     $70.19
                                                         pay additional taxes on
                                                         exercise
                                 May 4, 1999     12,529  Reload options acquired as a      $70.41
                                                         result of option exercises on
                                                         May 4, 1999
                                 May 6, 1999        114  Shares surrendered in payment     $70.50
                                                         of cost and tax obligation on
                                                         stock option exercises (200
                                                         exercised @ $19.125)
                               June 14, 1999        106  Dividends applied to              $67.75
                                                         restricted stock account
                               June 15, 1999         63  Dividends applied to deferred     $67.75
                                                         variable compensation account

Lois D. Juliber..............    May 3, 1999        700  Annual grant to directors            N/A
  Director
                                 May 3, 1999         69  Monthly deferred directors        $70.69
                                                         fees
                                June 1, 1999         54  Monthly deferred directors        $64.44
                                                         fees
                               June 14, 1999         30  Dividends applied to deferred     $67.31
                                                         directors fees

Kurt M. Landgraf.............   June 14, 199         15  Dividends applied to              $67.75
  Executive Vice President                               restricted stock account
  and Chief Operating Officer
                                June 15, 199         30  Dividends applied to deferred     $67.75
                                                         variable compensation account

PERSON
EFFECTING                         DATE OF     NUMBER OF         DESCRIPTION OF          PRICE PER
TRANSACTION                     TRANSACTION    SHARES             TRANSACTION             SHARE
-----------                     -----------   ---------         --------------          ---------
Stacey J. Moblay.............    May 5, 1999      3,565  Open market sale of portion       $70.63
  Senior Vice President                                  of shares acquired as a
                                                         result of April, 1999 option
                                                         exercise
                               June 15, 1999          9  Dividends applied to deferred     $67.75
                                                         variable compensation account

Gary M. Pfeiffer.............  June 14, 1999          7  Dividends applied to              $67.75
  Senior Vice President                                  restricted stock account
                               June 15, 1999         16  Dividends applied to deferred     $67.75
                                                         variable compensation account
Dennis H. Reilley............     May 1, 199     85,000  Stock option grant                $71.75
  Executive Vice President
  and Chief Operating Officer

                                 May 4, 1999      3,426  Shares surrendered in payment     $70.46
                                                         of cost and tax obligation on
                                                         stock option exercise (3,654
                                                         exercised @ $18 and 5,600
                                                         exercised @ $27.75)
                                 May 4, 1999      2,207  Reload options acquired as a      $70.41
                                                         result of option exercises on
                                                         May 4, 1999
                                 May 4, 1999      3,392  Net shares acquired during           N/A
                                                         option exercise and deferred
                                                         until retirement
                                 May 5, 1999        114  Share surrendered in payment      $70.19
                                                         of cost and tax obligation on
                                                         stock option exercises (200
                                                         exercised @ $19.125)
                               June 14, 1999         17  Dividends applied to deferred     $67.31
                                                         unit account
                               June 14, 1999         19  Dividends applied to              $67.75
                                                         restricted stock account
                               June 15, 1999         23  Dividends applied to deferred     $67.75
                                                         variable compensation account

William K. Reilly............    May 3, 1999        700  Annual grant to directors            N/A
  Director
                                 May 3, 1999         66  Monthly deferred directors        $70.69
                                                         fees
                                June 1, 1999         51  Monthly deferred directors        $64.44
                                                         fees
                               June 14, 1999         49  Dividends applied to deferred     $67.31
                                                         directors fees

Howard J. Rudge..............  June 14, 1999        107  Dividends applied to deferred     $67.75
  Senior Vice President and                              unit account
  General Counsel
                               June 15, 1999         24  Dividends applied to deferred     $67.75
                                                         variable compensation account

H. Rodney Sharp, III.........    May 3, 1999        700  Annual grant to directors            N/A
  Director

Charles M. Vest..............    May 3, 1999        700  Annual grant to directors            N/A
  Director
                                 May 3, 1999         29  Monthly deferred directors        $70.69
                                                         fees
                                June 1, 1999         31  Monthly deferred directors        $64.44
                                                         fees
                               June 14, 1999         29  Dividends applied to deferred     $67.31
                                                         directors fees

Sanford I. Weill.............    May 3, 1999        700  Annual grant to directors            N/A
  Director
                               June 14, 1999          7  Dividends applied to deferred     $67.31
                                                         directors fees

     As of June 30, 1999, directors and executive officers of DuPont owned or held rights to acquire approximately 7.2 million shares of DuPont common stock. Certain of these persons have indicated to DuPont that they intend to tender an aggregate of approximately 80,000 shares of DuPont common stock under the exchange offer as follows:



                                                 APPROXIMATE
NAME                                           NUMBER OF SHARES
----                                           ----------------
Louisa C. Duemling...........................         7,000
  Director
Archie W. Dunham.............................        60,000
  Director
Howard J. Rudge..............................         5,000
  Senior Vice President and General Counsel
H. Rodney Sharp, III.........................         8,000
  Director

     Manually signed facsimile copies of the letter of transmittal will be accepted. The letter of transmittal, certificates for shares of DuPont Common Stock and any other required documents should be sent or delivered by each holder of DuPont Common Stock or his or her broker, dealer, commercial bank, trust company or other nominee to the exchange agent at one of the following addresses:


          If by mail:              If by overnight courier:               If by hand:
  First Chicago Trust Company     First Chicago Trust Company     First Chicago Trust Company
          of New York                     of New York                     of New York
 Attn: Corporate Actions Dept.   Attn: Corporate Actions Dept.    c/o Securities Transfer and
         P.O. Box 2569               8th Floor, Suite 4680          Reporting Service Inc.
          Suite 4660                    14 Wall Street           100 William Street, Galleria
  Jersey City, NJ 07303-2569          New York, NY 10005              New York, NY 10038


                         If by facsimile transmission:

                        (For eligible institutions only)


                                 (201) 222-4740


                                       or


                                 (201) 222-4721


                         Facsimile confirmation number:


                                 (201) 222-4707


     You may direct any questions and requests for assistance to the information agent or the dealer manager at their respective addresses and telephone numbers and locations listed below. Additional copies of this Offering Circular-Prospectus, the letter of transmittal and other exchange offer material may be obtained from the information agent or the dealer manager listed below. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the exchange offer.

                The information agent for the exchange offer is:

                             D.F. KING & CO., INC.
                                77 Water Street

                            New York, New York 10005


                        (800) 755-3105 (Toll-Free) for calls in the United
States


          (212) 269-5550 (Collect) for calls outside the United States


                 The dealer manager for the exchange offer is:


                           MORGAN STANLEY DEAN WITTER

                       Morgan Stanley & Co. Incorporated
                          1251 Avenue of the Americas
                            New York, New York 10020

                                 (212) 761-6531

                     INFORMATION NOT REQUIRED IN PROSPECTUS

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation -- a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute required court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personably liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or
(4) for any transaction from which the director derived an improper personal benefit.

     Article 5E(2) of the certificate of incorporation of Conoco (the "Registrant") provides that no director shall be personally liable to Conoco or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to Conoco or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of such Article 5E(2) shall not adversely affect any right or protection of a director of the Registrant for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. Conoco's by-laws provide for indemnification of directors and officers to the maximum extent permitted by Delaware law.

     Conoco has entered into indemnification agreements with each of its directors and persons named in the Offering Circular-Prospectus constituting a part of this Registration Statement (collectively, "Indemnitees"). Such agreements provide that, to the fullest extent permitted by applicable law, Conoco shall indemnify and hold each Indemnitee harmless from and against any and all losses and expenses whatsoever (1) arising out of any event or occurrence related to the fact that such Indemnitee is or was a director or officer of Conoco, is or was serving in another capacity with Conoco, or by reason of anything done or not done by such Indemnitee in such capacity and (2) incurred in connection with any threatened, pending or completed legal proceeding.

     The Registrant may provide liability insurance for each director and officer for certain losses arising from claims or changes made against them while acting in their capabilities as directors or officers of Registrant, whether or not Registrant would have the power to indemnify such person against such liability, as permitted by law.

                                        I

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:


EXHIBIT
  NO.                                  DESCRIPTION
-------                                -----------
     3.1   --  Second Amended and Restated Certificate of Incorporation of
               Conoco Inc.(1)
     3.2   --  By-laws of Conoco Inc. as amended May 12, 1999(2)
     4.1   --  Specimen Certificate for shares of Class A Common Stock of the Registrant(3)
     4.2   --  Specimen Certificate for shares of Class B Common Stock of the Registrant(3)
     4.3   --  Preferred Share Purchase Rights Agreement(3)
     4.4   --  Promissory Note and Guaranty to DuPont Energy Company(3)
     4.5   --  Promissory Note to DuPont Chemical and Energy Operations
               Inc. (Norway)(3)
     4.6   --  Promissory Note to DuPont Chemical and Energy Operations
               Inc. (United Kingdom and Poland)(3)
     4.7   --  Promissory Note and Guaranty to DuPont Energy Company(3)
     4.8   --  Revolving Credit Agreement and Guaranty(3)
     4.9   --  Indenture between Conoco and the Trustee relating to the debt securities(4)
     5.1   --  Opinion of R.A. Harrington, Senior Vice President, Legal and
               General Counsel of Conoco Inc. regarding the legality of the shares being registered(10)
     8.1   --  Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
               regarding tax matters(5)
     8.2   --  Internal Revenue Service Private Letter Ruling(5)
    10.1   --  Restructuring, Transfer and Separation Agreement between
               DuPont and Conoco(3)
    10.2   --  Tax Sharing Agreement between DuPont and Conoco(3)
    10.3   --  Employee Matters Agreement between DuPont and Conoco(3)
    10.4   --  Information Systems and Telecommunications Carrier
               Transitional Services and Facilities Lease Agreement between
               DuPont and Conoco(3)
    10.5   --  Transitional Services Agreement between DuPont and Conoco(3)
    10.6   --  Registration Rights Agreement between DuPont and Conoco(3)
    10.7   --  Natural Gas Supply Agreement between DuPont and Conoco(3)
    10.8   --  Severance Agreement, dated May 10, 1998, between Conoco and
               Archie W. Dunham(3)
    10.9   --  1998 Stock and Performance Incentive Plan as amended May 12,
               1999(6)
    10.10  --  1998 Key Employee Stock Performance Plan as amended May 12,
               1999(7)
    10.11  --  Humber DME Agreement(3)
    10.12  --  Deferred Compensation Plan for Nonemployee Directors as
               amended May 12, 1999(8)
    10.13  --  Conoco Inc. Key Employee Severance Plan(3)
    10.14  --  Conoco Inc. Key Employee Temporary Severance Plan(3)
    10.15  --  Conoco Salary Deferral & Savings Restoration Plan(3)
    10.16  --  Directors' Charitable Gift Plan(3)
    10.17  --  Motor Carrier Contract between Sentinel and Conoco(3)
    10.18  --  Mount Belvieu Agreements(3)
    10.19  --  Form Indemnity Agreement with Directors(3)
    21.1   --  List of Principal Subsidiaries of the Registrant(9)
    23.1   --  Consent of PricewaterhouseCoopers LLP(5)
    24     --  Power of Attorney(10)
    99.1   --  Form of letter of transmittal(5)
    99.2   --  Form of notice of guaranteed delivery(5)
    99.3   --  Form of letter from the dealer manager to Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees(5)
    99.4   --  Form of letter to Clients for use by Brokers, Dealers,
               Commercial Banks, Trust Companies and other Nominees(5)


                                       II

EXHIBIT
  NO.                                  DESCRIPTION
-------                                -----------
    99.5   --  Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9(5)
    99.6   --  Form of letters from Trustees or Administrators of DuPont or
               DuPont affiliated company savings plans(5)
    99.7   --  Form of notice to participants in a Blueprint brokerage account at Merrill Lynch of DuPont(5)
    99.8   --  Letter from DuPont to stockholders(5)


---------------
(1) Incorporated by reference to exhibit 3.1 filed as part of Conoco's Form 10-Q for the quarter ended September 30, 1998.

(2) Incorporated by reference to exhibit 3.2 to Conoco's Form 10-Q for the quarter ended March 31, 1999.

(3) Incorporated by reference to the exhibit of the same number filed as part of Conoco's Registration Statement on Form S-1, File No. 333-60119.

(4) Incorporated by reference to exhibit 4.1 to Conoco's Registration Statement on Form S-3, File No. 333-72291.

(5)  Filed herein.

(6) Incorporated by reference to exhibit 10.2 to Conoco's Form 10-Q for the quarter ended March 31, 1999.

(7) Incorporated by reference to exhibit 10.3 to Conoco's Form 10-Q for the quarter ended March 31, 1999.

(8) Incorporated by reference to exhibit 10.1 to Conoco's Form 10-Q for the quarter ended March 31, 1999.


(9) Incorporated by reference to exhibit 21.1 filed as part of Conoco's Form 10-K for the year ended December 31, 1998.



(10) Previously filed.


ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report under section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant under the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Offering
Circular-Prospectus under Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first

                                       III
class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it becomes effective.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (a) To include any Offering Circular-Prospectus required by Section 10(a)(3) of the Securities Act:

             (b) To reflect in the Offering Circular-Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Offering Circular-Prospectus filed with the Commission under Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                       IV

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on July 2, 1999.


                                          CONOCO INC.

                                          By:     /s/ ROBERT W. GOLDMAN
                                            ------------------------------------
                                              Name: Robert W. Goldman
                                              Title:  Senior Vice President,
                                              Finance,
                                                      and Chief Financial
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on July 2, 1999.


                     SIGNATURE                                                  TITLE
                     ---------                                                  -----

                         *                           President, Chief Executive Officer and Director
---------------------------------------------------
                 Archie W. Dunham

               /s/ ROBERT W. GOLDMAN                 Senior Vice President, Finance, and Chief Financial Officer
---------------------------------------------------    (Principal Financial Officer)
                 Robert W. Goldman

                         *                           Controller (Principal Accounting Officer)
---------------------------------------------------
                  W. David Welch

                         *                           Chairman of the Board
---------------------------------------------------
               Edgar S. Woolard, Jr.

                         *                           Director
---------------------------------------------------
                  Ruth R. Harkin

                         *                           Director
---------------------------------------------------
                Frank A. McPherson

                         *                           Director
---------------------------------------------------
                 Gary M. Pfeiffer

                         *                           Director
---------------------------------------------------
                 William K. Reilly

                         *                           Director
---------------------------------------------------
                 William R. Rhodes

                                        V

                     SIGNATURE                                                  TITLE
                     ---------                                                  -----
                         *                           Director
---------------------------------------------------
                Franklin A. Thomas

               /s/ ROBERT W. GOLDMAN
---------------------------------------------------
                * Robert W. Goldman
                 Attorney-in-fact

                                       VI

                                 EXHIBIT INDEX


EXHIBIT
  NO.                                  DESCRIPTION
-------                                -----------
     3.1   --  Second Amended and Restated Certificate of Incorporation of
               Conoco Inc.(1)
     3.2   --  By-laws of Conoco Inc. as amended May 12, 1999(2)
     4.1   --  Specimen Certificate for shares of Class A Common Stock of the Registrant(3)
     4.2   --  Specimen Certificate for shares of Class B Common Stock of the Registrant(3)
     4.3   --  Preferred Share Purchase Rights Agreement(3)
     4.4   --  Promissory Note and Guaranty to DuPont Energy Company(3)
     4.5   --  Promissory Note to DuPont Chemical and Energy Operations
               Inc. (Norway)(3)
     4.6   --  Promissory Note to DuPont Chemical and Energy Operations
               Inc. (United Kingdom and Poland)(3)
     4.7   --  Promissory Note and Guaranty to DuPont Energy Company(3)
     4.8   --  Revolving Credit Agreement and Guaranty(3)
     4.9   --  Indenture between Conoco and the Trustee relating to the debt securities(4)
     5.1   --  Opinion of R.A. Harrington, Senior Vice President, Legal and
               General Counsel of Conoco Inc. regarding the legality of the shares being registered(10)
     8.1   --  Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
               regarding tax matters(5)
     8.2   --  Internal Revenue Service Private Letter Ruling(5)
    10.1   --  Restructuring, Transfer and Separation Agreement between
               DuPont and Conoco(3)
    10.2   --  Tax Sharing Agreement between DuPont and Conoco(3)
    10.3   --  Employee Matters Agreement between DuPont and Conoco(3)
    10.4   --  Information Systems and Telecommunications Carrier
               Transitional Services and Facilities Lease Agreement between
               DuPont and Conoco(3)
    10.5   --  Transitional Services Agreement between DuPont and Conoco(3)
    10.6   --  Registration Rights Agreement between DuPont and Conoco(3)
    10.7   --  Natural Gas Supply Agreement between DuPont and Conoco(3)
    10.8   --  Severance Agreement, dated May 10, 1998, between Conoco and
               Archie W. Dunham(3)
    10.9   --  1998 Stock and Performance Incentive Plan as amended May 12,
               1999(6)
    10.10  --  1998 Key Employee Stock Performance Plan as amended May 12,
               1999(7)
    10.11  --  Humber DME Agreement(3)
    10.12  --  Deferred Compensation Plan for Nonemployee Directors as
               amended May 12, 1999(8)
    10.13  --  Conoco Inc. Key Employee Severance Plan(3)
    10.14  --  Conoco Inc. Key Employee Temporary Severance Plan(3)
    10.15  --  Conoco Salary Deferral & Savings Restoration Plan(3)
    10.16  --  Directors' Charitable Gift Plan(3)
    10.17  --  Motor Carrier Contract between Sentinel and Conoco(3)
    10.18  --  Mount Belvieu Agreements(3)
    10.19  --  Form Indemnity Agreement with Directors(3)
    21.1   --  List of Principal Subsidiaries of the Registrant(9)
    23.1   --  Consent of PricewaterhouseCoopers LLP(5)
    24     --  Power of Attorney(10)
    99.1   --  Form of letter of transmittal(5)
    99.2   --  Form of notice of guaranteed delivery(5)
    99.3   --  Form of letter from the dealer manager to Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees(5)
    99.4   --  Form of letter to Clients for use by Brokers, Dealers,
               Commercial Banks, Trust Companies and other Nominees(5)
    99.5   --  Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9(5)

EXHIBIT
  NO.                                  DESCRIPTION
-------                                -----------
    99.6   --  Form of letters from Trustees or Administrators of DuPont or
               DuPont affiliated company savings plans(5)
    99.7   --  Form of notice to Participants in a Blueprint brokerage account at Merrill Lynch of DuPont(5)
    99.8   --  Letter from DuPont to Stockholders(5)


---------------
(1) Incorporated by reference to exhibit 3.1 filed as part of Conoco's Form 10-Q for the quarter ended September 30, 1998.

(2) Incorporated by reference to exhibit 3.2 to Conoco's Form 10-Q for the quarter ended March 31, 1999.

(3) Incorporated by reference to the exhibit of the same number filed as part of Conoco's Registration Statement on Form S-1, File No. 333-60119.

(4) Incorporated by reference to exhibit 4.1 to Conoco's Registration Statement on Form S-3, File No. 333-72291.

(5)  Filed herein.

(6) Incorporated by reference to exhibit 10.2 to Conoco's Form 10-Q for the quarter ended March 31, 1999.

(7) Incorporated by reference to exhibit 10.3 to Conoco's Form 10-Q for the quarter ended March 31, 1999.

(8) Incorporated by reference to exhibit 10.1 to Conoco's Form 10-Q for the quarter ended March 31, 1999.


(9) Incorporated by reference to exhibit 21.1 filed as part of Conoco's Form 10-K for the year ended December 31, 1998.



(10) Previously filed.